

COL Capital Limited

(Incorporated in Bermuda with limited liability)

RECEIVED

2009 JAN 13 A 8:34

Exemption No.: 82-03654

9 January 2009





09045109

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
U.S.A.

PROCESSED
JAN 16 2009
THOMSON REUTERS

SUPPL

By Courier

Dear Sirs

COL CAPITAL LIMITED

We furnish herewith the following documents issued by COL Capital Limited, a company incorporated in Bermuda, pursuant to Rule 12g3-2(b)(iii) under the Securities and Exchange Act of 1934 for your kind attention:

1. Announcement dated 19 December 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to the delay in despatch of circular;

2. Announcement dated 24 December 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to a revision of expected timetable for proposed rights issue and change in board lot size;

3. Announcement dated 29 December 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to the closure of register of members and warrantholders;

4. Announcement dated 29 December 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to a clarification announcement;

5. Announcement dated 30 December 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to the unusual price and turnover movements;

6. Announcement dated 30 December 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to the despatch of circular;

7. Announcement dated 31 December 2008 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to the notice of special general meeting;

/...P.2

dlw 1/14

AF/jc/09005L

中國網絡資本有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR
電話 Telephone: (852) 3102-8500 傳真 Fax: (852) 2961-3500

8. Announcement dated 7 January 2009 uploaded to (https://www.hkex.com.hk/) and (http://www.irasia.com/listco/hk/colcapital/index.htm) relating to the unusual price and turnover movements; and

9. A circular dated 31 December 2008 relating to a proposed rights issue, placing of convertible bonds and application for granting of whitewash waiver.

Parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the duplicate copy of this letter to us.

Yours faithfully
For and on behalf of
COL Capital Limited



Fung Ching Man, Ada
Company Secretary

Encls.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

DELAY IN DESPATCH OF CIRCULAR

UNDERWRITER TO THE RIGHTS ISSUE
VIGOR ONLINE OFFSHORE LIMITED

INDEPENDENT FINANCIAL ADVISER TO THE INDEPENDENT BOARD COMMITTEE AND THE INDEPENDENT SHAREHOLDERS

投亞資洲 亞洲資產管理
ASIA INVESTMENT MANAGEMENT

An application will be made to the Executive for a waiver from strict compliance with Rule 8.2 of the Takeovers Code for an extension of time to despatch the Circular to the Shareholders in relation to the proposed Rights Issue, placing of Convertible Bonds, application for granting of Whitewash Waiver and proposed grant of Specific Mandate to no later than 31st December, 2008.

Further announcement will be issued by the Company in respect of the revision of the expected timetable for the proposed Rights Issue as a result of the delay in despatch of the Circular.

Reference is made to the announcement of COL Capital Limited (the "Company") dated 1st December, 2008 (the "Announcement") in relation to, inter alia, the proposed Rights Issue, placing of Convertible Bonds, application for granting for Whitewash Waiver and proposed grant of Specific Mandate. Terms used herein shall have the same meanings as defined in the Announcement unless defined otherwise.

DELAY IN DESPATCH OF CIRCULAR

As stated in the Announcement, a circular (the "Circular") containing, among other things, (i) the Rights Issue, (ii) the Whitewash Waiver; (iii) the Placing, (iv) a letter from the independent board committee, (v) a letter from the independent financial adviser together with the notice convening SGM will be despatched to Shareholders on 19th December, 2008. Pursuant to Rule 8.2 of the Takeovers Code, the Company is required to despatch the Circular within 21 days after publication of the Announcement (i.e. on or before 22nd December, 2008). However, given that additional time is required for preparing and finalising certain information in relation to the pro forma financial information of the Group to be included in the Circular, the Company will apply to the Executive a waiver from strict compliance with Rule 8.2 of the Takeovers Code for an extension of time to despatch the Circular to no later than 31st December, 2008.

Completion of the Rights Issue and the Placing are inter-conditional. Accordingly, the Rights Issue may or may not proceed. Shareholders and potential investors should therefore exercise caution when dealing in the Shares, Warrants or the nil-paid Rights Shares, and if they are in any doubt about their position, they are recommended to consult their professional adviser. Moreover, Shareholders' and potential investors' attention are drawn to the section headed "Warning of the risks of dealing in the Shares, the Warrants and the nil-paid Rights Shares" in the Announcement.

Further announcement will be made by the Company in respect of the revision of expected timetable for the proposed Rights Issue as a result of the delay in despatch of the Circular.

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 19th December, 2008

As at the date of this announcement, Ms. Chong Sok Un is the Chairman, Dato' Wong Peng Chong and Mr. Kong Muk Yin are the Executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian are the Independent Non-Executive Directors.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

REVISION OF EXPECTED TIMETABLE FOR PROPOSED RIGHTS ISSUE AND CHANGE IN BOARD LOT SIZE

UNDERWRITER TO THE RIGHTS ISSUE
VIGOR ONLINE OFFSHORE LIMITED

INDEPENDENT FINANCIAL ADVISER TO THE INDEPENDENT BOARD COMMITTEE AND THE INDEPENDENT SHAREHOLDERS

亞洲資產管理
ASIA INVESTMENT MANAGEMENT

Reference is made to the announcement of the Company dated 19th December, 2008 in relation to delay in despatch of the Circular.

The Board wishes to draw Shareholders' and investors' attention to the revision of the expected timetable for the proposed Rights Issue and change in board lot size as a result of delay in despatch of the Circular as set out herein.

Reference is made to the announcement of COL Capital Limited (the "Company") dated 19th December, 2008 in relation to delay in despatch of a circular (the "Circular") containing among other things, (i) the Rights Issue; (ii) the Whitewash Waiver; (iii) the Placing; (iv) a letter from the independent board committee; and (v) a letter from the independent financial adviser together with the notice convening the SGM to Shareholders. Terms used herein shall have the same meanings as defined in the announcement of the Company dated 1st December, 2008 unless defined otherwise.

The Board wishes to draw Shareholders' and investors' attention to the revision of the expected timetable for the proposed Rights Issue and change in board lot size as a result of delay in despatch of the Circular as set out below:

EXPECTED TIMETABLE FOR THE RIGHTS ISSUE

	2009
Last day of dealings in the Shares on a cum-rights basis	Thursday, 8th January
Commencement of dealings in the Shares on an ex-rights basis	Friday, 9th January
Latest time for lodging transfer of the Shares in order to be qualified for the Rights Issue	4:30 p.m. on Monday, 12th January
Register of members closes	Tuesday, 13th January to Friday, 16th January (both days inclusive)
Date of SGM	Friday, 16th January
Record Date	Friday, 16th January
Register of members re-opens	Monday, 19th January
Posting Date	Monday, 19th January
First day of dealings in nil-paid Rights Shares	Wednesday, 21st January
Latest time for splitting nil-paid Rights Shares	4:30 p.m. on Friday, 23rd January
Last day of dealings in nil-paid Rights Shares	Monday, 2nd February
Latest Time for Acceptance	4:00 p.m. on Thursday, 5th February

	2009
Latest time for Termination	4:00 p.m. on Monday, 9th February
Announcement of results of the Rights Issue	Thursday, 12th February
Refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares expected to be posted on or before	Friday, 13th February
Certificates for the Rights Shares expected to be despatched on or before	Friday, 13th February
Dealing in fully-paid Rights Shares commence on	Tuesday, 17th February

Dates or deadlines specified in this announcement are indicative only and may be varied by agreement between the Company and Vigor. Any consequential changes to the expected timetable will be published or notified to Shareholders and investors appropriately.

EXPECTED TIMETABLE FOR CHANGE IN BOARD LOT SIZE

	2009
Effective date of the change in board lot size from 1,000 Shares to 4,000 Shares	Friday, 13th February
First day for free exchange of existing share certificates in board lot of 1,000 Shares each for new share certificates in board lot of 4,000 Shares each	Friday, 13th February
Last day for free exchange of existing share certificates in board lot of 1,000 Shares each for new share certificates in board lot of 4,000 Shares each	4:00 p.m. on Thursday, 12th March

Shareholders may submit their existing share certificates in board lot of 1,000 Shares each in pink to the Company's share registrar, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, in exchange for new share certificates in board lot of 4,000 Shares each in light yellow free of charge during business hours from 9:00 a.m. Friday, 13th February, 2009 to 4:00 p.m. Thursday, 12th March, 2009 (both dates inclusive). Such exchange of share certificates thereafter will be accepted only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new share certificate in board lot of 4,000 Shares each issued or each existing share certificate submitted, whichever number of share certificate involved is higher. It is expected that the new share certificates will be available for collection from the Company's share registrar by the Shareholders within 10 business days after delivery of the existing share certificates to the Company's share registrar for exchange purpose.

As from Friday, 13th February, 2009, any new share certificates will be issued in board lot of 4,000 Shares each (except for odd lots or where the Company's share registrar is otherwise instructed). All existing share certificates in board lot of 1,000 Shares each will continue to be evidence of title to such Shares and be valid for transfer, delivery and settlement purposes.

In order to facilitate the trading of odd lots (if any) of the Shares arising from the change in board lot size, the Company has appointed Sun Hung Kai Investment Services Limited to match the purchase and sale of odd lots of the Shares at the relevant market price per Share for the period from Friday, 13th February, 2009 to 4:00 p.m. Thursday, 12th March, 2009 (both dates inclusive). Holders of odd lots of the Shares who wish to take advantage of this facility either to dispose of their odd lots of the Shares or top up to a full board lot, may directly or through their brokers, contact Ms. Vicky Tang Lok Ki of Sun Hung Kai Investment Services Ltd. by telephone at (852) 3920 1760 or by fax at (852) 3920 1777 during this period. Holders of odd lots of the Shares should note that the matching of the sale and purchase of odd lots of the Shares is on a best effort basis and successful matching of the sale and purchase of odd lots of the Shares is not guaranteed. Any Shareholder, who is in any doubt about the odd lot facility, is recommended to consult his/her/its own professional adviser.

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 24th December, 2008

As at the date of this announcement, Ms. Chong Sok Un is the Chairman, Dato' Wong Peng Chong and Mr. Kong Muk Yin are the Executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian are the Independent Non-Executive Directors.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(Warrant Code : 192)

CLOSURE OF REGISTER OF MEMBERS AND WARRANTHOLDERS

The board of directors (the "Board') of COL Capital Limited (the "Company') has proposed to raise not less than approximately HK$110,248,997.60 before expenses by way of a rights issue of not less than 275,622,494 Rights Shares and not more than 330,842,256 Rights Shares at a price of HK$0.40 per Rights Share on the basis of one Rights Share for every Share held on Friday, 16th January, 2009.

The register of members and warrantholders of the Company will be closed from Tuesday, 13th January, 2009 to Friday, 16th January, 2009 (both days inclusive), during which period no transfer of shares and warrants of the Company will be registered. In order to qualify for the Rights Issue, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Tricor Tengis Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration by not later than 4:30 p.m. on Monday, 12th January, 2009.

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 29th December, 2008

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as Executive Directors; and Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian as Independent Non-Executive Directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of the Company dated 24th December, 2008 in relation to the revised timetable of the Rights Issue and change in board lot size.

The Board wishes to draw Shareholders' and investors' attention to additional information.

Reference is made to the announcement of COL Capital Limited (the "Company") dated 24th December, 2008 in relation to the revised timetable of the Rights Issue and change in board lot size. Terms used herein shall have the same meanings as defined in the announcement of the Company dated 1st December, 2008 unless defined otherwise.

The Board wishes to draw Shareholders' and investors' attention to additional information:

(i) Nil paid Rights Shares will also trade in board lot size of 4,000;

(ii) Prior to 13th February, 2009, the existing board lot size for Shares is 1,000. Following 13th February, 2009, the board lot size for Shares is 4,000;

(iii) Register of warrantholders will be closed from Tuesday, 13th January, 2009 to Friday, 16th January, 2009 (both days inclusive); and

(iv) Register of warrantholders will be re-opened on Monday, 19th January, 2009.

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 29th December, 2008

As at the date of this announcement, Ms. Chong Sok Un is the Chairman, Dato' Wong Peng Chong and Mr. Kong Muk Yin are the Executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian are the Independent Non-Executive Directors.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

UNUSUAL PRICE AND TURNOVER MOVEMENTS

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of COL Capital Limited (the "Company") has noted today's increases in the price and trading volume of the shares of the Company and wish to state that the Board is not aware of any reasons for such movements.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 30 December 2008

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as Executive Directors; and Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian as Independent Non-Executive Directors.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

DESPATCH OF CIRCULAR

The circular containing information regarding, among other things, (i) the proposed Rights Issue, the proposed Placing of Convertible Bonds under Specific Mandate, the application of a Whitewash Waiver and the proposed grant of Specific Mandate to allot and issue Shares; (ii) the letter from the Independent Board Committee; (iii) the letter from Asia Investment Management Limited to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of SGM, will be despatched to the Shareholders on 31 December 2008.

Reference is made to the announcement (the "Announcement") of the Company dated 1 December 2008 in respect of, among other things, the proposed Rights Issue, the proposed Placing of Convertible Bonds under Specific Mandate, the application of a Whitewash Waiver and the proposed grant of Specific Mandate to allot and issue Shares. Unless the context requires otherwise, capitalized terms used herein shall have the same meanings as defined in the Announcement.

The circular containing information regarding, among other things, (i) the proposed Rights Issue, the proposed Placing of Convertible Bonds under Specific Mandate, the application of a Whitewash Waiver and the proposed grant of Specific Mandate to allot and issue Shares; (ii) the letter from the Independent Board Committee; (iii) the letter from Asia Investment Management Limited to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of SGM, will be despatched to the Shareholders on 31 December 2008.

On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 30 December 2008

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong, and Mr. Kong Muk Yin being the Executive Directors; Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian being the Independent Non-Executive Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of COL Capital Limited (the "Company") will be held at Plaza V, Lower Lobby, Novotel Century Hong Kong, 238 Jaffe Road, Wan Chai, Hong Kong on Friday, 16th January, 2009 at 10:30 a.m. for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT**, conditional upon (i) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting or agreeing to grant (subject to allotment) and not having withdrawn or revoked the listing of, and permission to deal in, the Rights Shares (as defined below), to be allotted and issued to the qualifying shareholders of the Company pursuant to the terms and conditions of the Rights Issue (as defined below); (ii) the granting of the Whitewash Waiver (as defined below) by the executive director of the Corporate Finance Division of the Securities and Futures Commission; (iii) the registration and filing of all relevant documents relating to the Rights Issue required by law to be registered or filed with the Registrar of Companies in Hong Kong and/or Bermuda; and (iv) the obligations of Vigor Online Offshore Limited (the "Underwriter") under the underwriting agreement dated 23rd November, 2008 (the "Underwriting Agreement" including, if any, all supplemental agreements relating thereto) made between the Company and the Underwriter becoming unconditional and the Underwriting Agreement not being terminated in accordance with the terms thereof prior to 4:00 p.m. on the second business day after the date which is the latest time for

acceptance of, and payment for, the Rights Shares (as defined below), as set out in the circular dated 31st December, 2008 (the "Circular") despatched by the Company to the Shareholders (a copy of which has been produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification):

(a) the allotment and issue, by way of a rights issue, of not less than 275,622,494 new shares and not more than 330,842,256 new shares ("Rights Shares") of par value of HK$0.01 each (the "Shares") in the issued share capital of the Company (the "Rights Issue"), at a price of HK$0.40 per Rights Share to the Shareholders whose names appear on the register of members of the Company on the date by reference to which entitlements under the Rights Issue will be determined (other than those Shareholders (the "Excluded Shareholders") with registered addresses outside Hong Kong and whom the board of directors of the Company (the "Directors"), after making relevant enquiry, considers their exclusion from the Rights Issue to be necessary or expedient), in the proportion of one Rights Share for every one Share then held on the relevant date and otherwise pursuant to and in accordance with the terms and conditions set out in the Circular be and is hereby approved;

(b) (i) the Directors be and are hereby authorised to allot and issue the Rights Shares pursuant to or in connection with the Rights Issue notwithstanding that the same may be offered, allotted or issued otherwise than pro rata to the existing shareholders of the Company and, in particular, (ii) the Directors be and are hereby authorised to make such exclusions or other arrangements in relation to fractional entitlements or Excluded Shareholders as they may, in their absolute discretion, deem necessary or expedient or appropriate;

(c) the Underwriting Agreement, a copy of which has been produced at the Meeting marked "B" and signed by the Chairman of the Meeting for identification purpose, together with all transactions contemplated thereunder be and are hereby approved, confirmed and ratified, and that the Directors be and are hereby authorised to do such acts and execute such other documents with or without amendments and affix the common seal of the Company thereto (if required) as they may consider necessary, desirable or expedient to carry out or give effect to or otherwise in connection with or in relation to the Underwriting Agreement;

(d) the waiver ("Whitewash Waiver") in respect of any obligation under the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") of Vigor Online Offshore Limited ("Vigor") and the parties acting in concert with it (such term as defined in the Takeovers Code) to make a mandatory general offer for all issued Shares which may, but for such waiver, arise upon completion of the Rights Issue be approved; and

(e) the Directors be and are hereby authorised to do all such acts and execute such other documents with or without amendments and affix the common seal of the Company thereto (if required) as they may consider necessary, desirable or expedient to carry out or give effect to or otherwise in connection with or in relation to the Rights Issue and the Whitewash Waiver."

2. "**THAT** subject to and conditional upon, among others, the granting by the Listing Committee of the Stock Exchange of the listing of and permission to deal in the Conversion Shares (as defined below),

(a) the agreement (the "Placing Agreement") entered into between the Company and Sun Hung Kai International Limited dated 23rd November, 2008 in relation to the placing of HK$300,000,000 in aggregate principal amount of the convertible bonds due 2012 at an issue price of HK$0.75 per unit of the convertible bond at an interest rate of 9% per annum convertible into the Shares (the "Convertible Bonds"), a copy of the Placing Agreement having been produced to the Meeting and marked "C" and initialed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified;

(b) the allotment and issue of up to 400,000,000 shares of HK$0.75 each in the share capital of the Company (the "Conversion Shares") upon exercise of the conversion rights attaching to the Convertible Bonds be and is hereby approved and the Directors be and are hereby authorised to allot and issue the Conversion Shares pursuant to and in accordance with the Convertible Bonds; and

(c) the Directors be and are hereby authorised to do all such acts and things as they consider necessary, desirable or expedient in connection with the issue of the Convertible Bonds and the allotment and issue of the Conversion Shares upon exercise of the conversion rights attaching to the Convertible Bonds."

By Order of the Board,
COL Capital Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 31st December, 2008

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Notes:

i. Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

ii. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing, or if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

iii. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

iv. In accordance with Rule 32 and Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code and Rule 3.2 of the Repurchase Code, Vigor and any of its concert parties (such term as defined under the Takeover Code) with a material interest in the Rights Issue which is different from the interests of all other Shareholders shall abstain from voting on the above ordinary resolutions 1(a) to (e).

As at the date of this announcement, Ms. Chong Sok Un is the Chairman. Dato' Wong Peng Chong and Mr. Kong Muk Yin are the Executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian are the Independent Non-Executive Directors.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in COL Capital Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

(1) PROPOSED RIGHTS ISSUE OF NOT LESS THAN 275,622,494 RIGHTS SHARES AND NOT MORE THAN 330,842,256 RIGHTS SHARES AT HK$0.40 EACH ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY EXISTING SHARE HELD ON THE RECORD DATE
(2) PLACING OF NINE PER CENT. CONVERTIBLE BONDS DUE 2012 UNDER SPECIFIC MANDATE
(3) APPLICATION FOR GRANTING OF WHITEWASH WAIVER AND
(4) PROPOSED GRANT OF SPECIFIC MANDATE TO ISSUE SHARES

UNDERWRITER OF THE RIGHTS ISSUE
VIGOR ONLINE OFFSHORE LIMITED

PLACING AGENT


新鴻基金融集團
SUN HUNG KAI FINANCIAL

INDEPENDENT FINANCIAL ADVISER TO THE INDEPENDENT BOARD COMMITTEE AND THE INDEPENDENT SHAREHOLDERS


亞洲資產管理
ASIA INVESTMENT MANAGEMENT

A letter from the Board is set out on pages 9 to 37 of this circular. A letter from the Independent Board Committee is set out on pages 38 to 39 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee on the Rights Issue and the Whitewash Waiver is set out on pages 40 to 64 of this circular.

Shareholders should note that the Shares will be dealt on an ex-entitlement basis commencing from Friday, 9th January, 2009 and that dealings in such Shares may be subject to termination of the Underwriting Agreement or any of the conditions of the Underwriting Agreement not being fulfilled.

To qualify for the Rights Issue, any transfer of Shares (with the relevant share certificates) must be lodged with the registrar of the Company, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration by 4:30 p.m. (Hong Kong time) on Monday, 12th January, 2009.

A notice convening the special general meeting of the Company (the "SGM") to be held at 10:30 a.m. on Friday, 16th January, 2009 at Plaza V, Lower Lobby, Novotel Century Hong Kong, 238 Jaffe Road, Wanchai, Hong Kong is set out on pages 176 to 179 of this circular. A form of proxy for use at the SGM is enclosed with this circular. Whether or not you are able to attend the SGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the registrar of the Company, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude the Shareholders from attending and voting in person at the SGM or any adjournment thereof if they so wish.

Shareholders should note that if prior to 4:00 p.m. on the Latest Time for Termination, in the sole and absolute opinion of the Underwriter:

(a) the success of the Rights Issue would be affected by:

  (i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the sole and absolute opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Rights Issue; or

  (ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic or other nature (whether or not ejusdem generis with any of the foregoing), or in the nature of any local, national and international outbreak or escalation of hostilities or armed conflict, or affecting local securities markets which may in the sole and absolute opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudice the success of the Rights Issue or otherwise makes inexpedient or inadvisable to proceed with the Rights Issue; or

  (iii) any material adverse change in the business or in the financial or trading position of the Group as a whole; or

(b) any material adverse change in market conditions (including without limitation, a change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or restriction or trading in securities) occurs which in the sole and absolute opinion of the Underwriter is likely to materially and adversely affect the success of the Rights Issue or otherwise makes it inexpedient or inadvisable to proceed with the Rights Issue;

the Underwriter shall be entitled by notice in writing to the Company, served prior to the Latest Time for Termination, to terminate the Underwriting Agreement.

The Underwriter shall be entitled by notice in writing to the Company, served prior to the Latest Time for Termination, to terminate the Underwriting Agreement if prior to the Latest Time for Termination:

(a) any material breach of any of the warranties or undertakings contained in the Underwriting Agreement comes to the knowledge of the Underwriter; or

(b) any event occurring or matter arising after the Underwriting Agreement but before the Latest Time for Termination which if it had occurred or arisen before the date of the Underwriting Agreement would have rendered any of the warranties in the Underwriting Agreement untrue or incorrect in material respect.

31st December, 2008



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

PROXY FORM FOR SPECIAL GENERAL MEETING

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of [2] ______________ shares of HK$0.01 each in the capital of **COL CAPITAL LIMITED, HEREBY APPOINT** ______________ or[3]

____

THE CHAIRMAN OF THE MEETING as my/our proxy to attend the Special General Meeting (the "**Meeting**") (or at any adjournment thereof) of the Company to be held at Plaza V, Lower Lobby, Novotel Century Hong Kong, 238 Jaffe Road, Wanchai, Hong Kong on Friday, 16th January, 2009 at 10:30 a.m. and vote for me/us and on my/our behalf in respect of the undermentioned resolutions (the full text of which as detailed in the notice convening the Meeting (the "**Notice**") in the manner as indicated below.

	RESOLUTIONS:	FOR[4]	AGAINST[4]
1.	To pass the Ordinary Resolution No. 1 as set out in the Notice		
2.	To pass the Ordinary Resolution No. 2 as set out in the Notice		

Dated this ____________ day of ____________ 2009 Signature[5]: ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.
2. Please insert the number of shares of HK$0.01 each registered in your name(s) to which this proxy form relates. If no number is inserted, this proxy form will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "or **THE CHAIRMAN OF THE MEETING**" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, PLEASE TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, PLEASE TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any or all boxes will entitle your proxy to cast or not to cast his votes on the relevant resolutions at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or, in case of a corporation, must be executed either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the Meeting personally or by proxy, the one of the said persons so present whose name stands first on the register of members in respect of such share shall be entitled to vote in respect thereof.
7. To be valid, the proxy form together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrars of the Company in Hong Kong, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the Meeting if you wish.



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:00383)

股東特別大會代表委任表格

本人/吾等[1] ____________________

地址為 ____________________

__________ 為COL CAPITAL LIMITED(中國網絡資本有限公司)*股本中每股面值0.01港元之股份[2] __________ 股之登記持有人,**茲委任** __________ 或[3]**大會主席**為本人/吾等之代表,代表本人/吾等出席本公司於二零零九年一月十六日(星期五)上午十時三十分假座香港灣仔謝斐道238號世紀香港酒店大堂低座五號宴會廳舉行之股東特別大會(「**大會**」)(或其任何續會),並代表本人/吾等按照以下指示投票表決下述之決議案(決議案之全文詳列於召開大會之通告(「**通告**」)內)。

	決議案:	贊成[4]	反對[4]
1.	通過通告所載第1項普通決議案		
2.	通過通告所載第2項普通決議案		

日期:二零零九年 __________ 月 __________ 日 簽署[5]: __________

附註:

1. 請用正楷填上全名及地址。所有聯名股東之姓名均須列出。
2. 請填上以 閣下名義登記之每股面值0.01港元股份之數目。倘未有填上股份數目,則本代表委任表格將被視為與所有以 閣下名義登記之本公司股份有關。
3. 倘擬委派大會主席以外人士為代表,請將「或大會主席」等字樣刪去,並在空欄內填上 閣下擬委派代表之姓名及地址。本代表委任表格之每項更改,均須由簽署人簡簽示可。
4. **注意:倘 閣下欲投票贊成任何一項決議案,請在有關決議案之「贊成」欄內填上「✓」號。倘 閣下欲投票反對任何一項決議案,請在有關決議案之「反對」欄內填上「✓」號。**倘無任何指示,則 閣下之受委代表可自行就有關決議案酌情投票或棄權投票。 閣下之代表亦有權酌情對召開大會之通告所載以外,並於會上適當提出之任何決議案投票。
5. 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署,或倘股東為公司,則必須加蓋公司印鑑,或由行政人員或獲正式授權之授權人士簽署。
6. 倘屬任何股份之聯名登記持有人,則任何一位該等人士均可親身或委派代表就該等股份於大會上投票,猶如彼為唯一有權投票者。惟倘超過一位該等聯名持有人親身或委派代表出席大會,則只有於股東名冊內排名首位之聯名持有人方有權就該等股份單獨投票。
7. 本代表委任表格連同經簽署之授權書(如有)或其他授權文件(如有),或經由公證人簽署證明之該等文件副本,最遲須於大會或其任何續會之指定舉行時間四十八小時前,交回本公司之股份過戶登記處香港分處卓佳登捷時有限公司,地址為香港灣仔皇后大道東28號金鐘匯中心26樓,方為有效。
8. 受委代表毋須為本公司股東,惟須親自出席大會代表 閣下。
9. 閣下填妥及交回代表委任表格後仍可親身出席大會及於會上投票。

* *中文名稱僅供識別*

CONTENTS

The expected timetable for the Rights Issue is set out below:

EXPECTED TIMETABLE

	2009
Last day of dealings in the Shares on a cum-rights basis	Thursday, 8th January
Commencement of dealings in the Shares on an ex-rights basis	Friday, 9th January
Latest time for lodging transfer of the Shares in order to be qualified for the Rights Issue	4:30 p.m. on Monday, 12th January
Register of members and warrantholders closes	Tuesday, 13th January to Friday, 16th January (both days inclusive)
Date of SGM	Friday, 16th January
Record Date	Friday, 16th January
Register of members and warrantholders re-opens	Monday, 19th January
Posting Date	Monday, 19th January
First day of dealings in nil-paid Rights Shares	Wednesday, 21st January
Latest time for splitting nil-paid Rights Shares	4:30 p.m. on Friday, 23rd January
Last day of dealings in nil-paid Rights Shares	Monday, 2nd February
Latest Time for Acceptance	4:00 p.m. on Thursday, 5th February
Latest time for Termination	4:00 p.m. on Monday, 9th February

Announcement of results of the Rights Issue . . . . Thursday, 12th February

Refund cheques in respect of wholly or partially
unsuccessful applications for excess Rights Shares
expected to be posted on or before . . . . .Friday, 13th February

Certificates for the Rights Shares expected
to be despatched on or before. . . . . .Friday, 13th February

Dealing in fully-paid Rights Shares commence on . . . . Tuesday, 17th February

Dates or deadlines specified in this circular are indicative only and may be varied by agreement between the Company and Vigor. Any consequential changes to the expected timetable will be published or notified to Shareholders appropriately.

EFFECT OF BAD WEATHER ON THE LATEST TIME FOR ACCEPTANCE OF AND PAYMENT FOR THE RIGHTS SHARES

The latest time for acceptance of, and payment for, the Rights Shares will not take place if there is:–

(i) a tropical cyclone warning signal number 8 or above; or

(ii) a "black" rainstorm warning:–

- in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on 5th February, 2009. Instead the latest time for acceptance of, and payment for, the Rights Shares will be extended to 5:00 p.m. on the same Business Day; or

- in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on 5th February, 2009. Instead the latest time for acceptance of, and payment for the Rights Shares will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m.

If the latest time for acceptance of, and payment for, the Rights Shares does not take place on 5th February, 2009, the dates mentioned in the expected timetable above may be affected. An announcement will be made by the Company in such event.

In this circular, the following expressions have the meanings respectively set opposite them unless the context otherwise requires:

"Announcement"	the announcement of the Company dated 1st December, 2008;
"associates"	has the meaning ascribed thereto in the Listing Rules;
"Board"	board of Directors;
"Business Day"	any day (other than Saturday and Sunday), on which banks in Hong Kong are open for business;
"Company"	COL Capital Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on Main Board of the Stock Exchange;
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"connected persons"	has the meaning ascribed thereto in the Listing Rules;
"Convertible Bond(s)"	HK$300,000,000 in aggregate principal amount of the convertible bonds due 2012 at an issue price of HK$0.75 per unit of the Convertible Bond at an interest rate of 9% per annum convertible into Shares;
"Conversion Period"	the period commencing from the Issue Date up to a date falling three years from the Issue Date and including the Maturity Date;
"Conversion Price"	HK$0.75 per Share;
"Conversion Shares"	Shares to be allotted and issued upon conversion of the Convertible Bonds being 400,000,000 Shares;
"Director(s)"	director(s) of the Company;
"EAF(s)"	the forms of application for excess Rights Shares;

"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any of his delegates;
"Excluded Shareholders"	Shareholders whose names appear on the register of members of the Company as at the close of business on the Record Date and whose addresses as shown on such register are outside Hong Kong where the Directors, based on legal opinions provided by legal advisers, consider it necessary or expedient not to offer the Rights Shares to such Shareholders on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Shareholders"	Shareholders other than those who are interested in or involved in the Rights Issue, the Underwriting Agreement and the transactions contemplated thereunder;
"Independent Board Committee"	an independent board committee of the Board comprising all the independent non-executive Directors, namely Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian, formed for the purpose of advising the Independent Shareholders in relation to the transactions contemplated under the Rights Issue and the Whitewash Waiver;
"Independent Financial Adviser"	Asia Investment Management Limited, a licensed corporation under the SFO to carry out Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO;

"Irrevocable Undertaking"	the irrevocable undertaking dated 23rd November, 2008 given by Vigor to, inter alia, take up all its entitlement under the Rights Issue, being 106,484,400 Rights Shares and any additional Rights Shares allotted and issued to it as a result of the exercise of the rights attached to Warrants held by it, being 21,296,880 Rights Shares, representing approximately 38.63 per cent. and 7.73 per cent. of the existing issued share capital of the Company respectively;
"Issue Date"	the date on which the Convertible Bonds are issued;
"Issue Price"	the issue price of HK$0.75 per unit of the Convertible Bonds;
"Latest Practicable Date"	24th December, 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular;
"Last Trading Date"	21st November, 2008, being the last full trading day for the Shares before the date of the Announcement;
"Latest Time for Acceptance"	4:00 p.m. on Thursday, 5th February, 2009 (or such other date as may be agreed by the Company and the Underwriter in writing and specified in the Prospectus Documents as the latest time for acceptance of and payment for, the Right Shares and application for excess Right Shares);
"Latest Time for Termination"	4:00 p.m. on the second business day immediately following the Latest Time for Acceptance, being the latest time to terminate the Underwriting Agreement;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Maturity Date"	the date falling three years from the Issue Date;
"PAL(s)"	the provisional allotment letters in connection with the Rights Issue;

"Placees"	any institutional, corporate or independent individual investors procured by the Placing Agent to subscribe for the Convertible Bonds pursuant to the Placing Agent's obligations under the Placing Agreement;
"Placing"	placing of HK$300,000,000 Convertible Bonds due 2012 pursuant to the terms of the Placing Agreement;
"Placing Agent"	Sun Hung Kai International Limited, a licensed corporation to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance respectively) under the SFO;
"Placing Agreement"	the agreement dated 23rd November, 2008 and entered into between the Company and the Placing Agent in relation to the Placing;
"Posting Date"	Monday, 19th January, 2009 or such other date as Vigor may agree in writing with the Company for the despatch of the Prospectus Documents;
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue;
"Prospectus Documents"	the Prospectus, the PALs and the EAFs;
"Qualifying Shareholder(s)"	Shareholder(s) whose name(s) appear on the register of members of the Company as at the close of business on the Record Date, other than the Excluded Shareholders;
"Record Date"	Friday, 16th January, 2009, the record date to determine entitlements to the Rights Issue;
"Rights Issue"	the issue of not less than 275,622,494 Rights Shares and not more than 330,842,256 Rights Shares at the Subscription Price on the basis of one Rights Share for every existing Share held on the Record Date;
"Rights Shares"	new Share(s) to be allotted and issued in respect of the Rights Issue;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"SGM"	the special general meeting of the Company to be convened to consider and, if thought fit, approve the Rights Issue, the Placing, the Whitewash Waiver and the grant of the Specific Mandate;
"Shares"	ordinary share(s) of HK$0.01 each in the issued and unissued share capital of the Company;
"Shareholder(s)"	holder(s) of the Shares;
"Specific Mandate"	the mandate to be granted to the Directors at the SGM to allot and issue the Rights Shares and the Conversion Shares upon the conversion of the Convertible Bonds;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Price"	the subscription price of HK$0.40 per Rights Shares;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"Underwriting Agreement"	the underwriting agreement dated 23rd November, 2008 entered into between the Company and the Underwriter in relation to the Rights Issue;
"Underwritten Shares"	all the Rights Shares other than those agreed to be taken by Vigor, being not less than 169,138,094 Rights Shares and not more than 203,060,976 Rights Shares;
"Underwriter" or "Vigor"	Vigor Online Offshore Limited, a company incorporated in the British Virgin Islands with limited liability, and the controlling shareholder of the Company. Its ultimate beneficial owner is Ms. Chong Sok Un and directors being Ms. Chong Sok Un and Dato' Wong Peng Chong;
"Warrants"	outstanding warrants that are exercisable during the relevant subscription period in accordance with the terms of the instrument constituting the warrants approved by Shareholders on 26th June, 2008;

"Whitewash Waiver"	the waiver from the obligation of Vigor and parties acting in concert with it to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by Vigor or parties acting in concert with it under Rule 26 of the Takeovers Code, as a result of the transactions contemplated in the Underwriting Agreement and the Irrevocable Undertaking, pursuant to Note 1 on dispensations from Rule 26 of the Takeover Code;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"%"	per cent.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki
Mr. Zhang Jian

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wan Chai
Hong Kong

31st December, 2008

To the Qualifying Shareholders and,
for information only, the Excluded Shareholders and holders of Warrants

Dear Sir or Madam,

(1) PROPOSED RIGHTS ISSUE OF NOT LESS THAN 275,622,494 RIGHTS SHARES AND NOT MORE THAN 330,842,256 RIGHTS SHARES AT HK$0.40 EACH ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY EXISTING SHARE HELD ON THE RECORD DATE
(2) PLACING OF NINE PER CENT. CONVERTIBLE BONDS DUE 2012 UNDER SPECIFIC MANDATE
(3) APPLICATION FOR GRANTING OF WHITEWASH WAIVER
AND
(4) PROPOSED GRANT OF SPECIFIC MANDATE TO ISSUE SHARES

INTRODUCTION

On 1st December, 2008, the Company announced that it proposed to raise not less than approximately HK$110,248,997.60 before expenses by way of a rights issue of not less than 275,622,494 Rights Shares and not more than 330,842,256 Rights Shares at a price of HK$0.40 per Rights Share on the basis of one Rights Share for every existing Share held on the Record Date.

Pursuant to the Underwriting Agreement, the Underwritten Shares will be fully underwritten by Vigor on the terms and subject to the conditions set out in the Underwriting Agreement. If Vigor terminates the Underwriting Agreement (see sub-section headed "Termination of the Underwriting Agreement" below) or the conditions of the Rights Issue are not satisfied or waived in whole or in part by Vigor, the Rights Issue will not proceed.

On 1st December, 2008, the Company announced that the Company and the Placing Agent entered into the Placing Agreement on 23rd November, 2008, whereby the Company has conditionally agreed to place, through the Placing Agent on a fully underwritten basis, a maximum of HK$300,000,000 value of Convertible Bonds to the Placees convertible into Shares at the Conversion Price.

The Rights Issue is subject to the granting of the Whitewash Waiver by the Executive and the Whitewash Waiver is subject to the approval of the Independent Shareholders on a vote taken by way of poll at the SGM. As the Rights Issue will increase the issued Shares of the Company by more than 50%, pursuant to Rule 7.19(6)(a) of the Listing Rules, the Rights Issue will be subject to approval by Independent Shareholders at the SGM.

The proposal for grant of Specific Mandate to allot and issue the Conversion Shares upon the conversion of the Convertible Bonds is also subject to approval by the Shareholders at the SGM.

The Independent Board Committee, comprising of Mr. Lo Wai On. Mr. Lau Siu Ki and Mr. Zhang Jian, has been constituted to consider the terms of the Rights Issue and the Whitewash Waiver and to make a recommendation to the Independent Shareholders. The Independent Financial Adviser has been appointed to advise the Independent Board Committee on the fairness and reasonableness of the terms and conditions of the Rights Issue and the transactions contemplated under the Whitewash Waiver.

The purpose of this circular is to provide you with details on, among other things, (i) the Rights Issue, (ii) the Placing; (iii) the Whitewash Waiver; (iv) the grant of Specific Mandate to allot and issue the Rights Shares and the Conversion Shares; (v) a letter of recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Rights Issue and the Whitewash Waiver; (vi) a letter of advice from the Independent Financial Adviser to the Independent Board Committee on the Rights Issue and the Whitewash Waiver; and (vii) a notice to convene the SGM.

THE RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue:	One Rights Share for every existing Share held on the Record Date
Number of existing Shares in issue:	275,622,494 Shares
Number of Rights Shares:	Not less than 275,622,494 Rights Shares (assuming no outstanding Warrants are exercised) and not more than 330,842,256 Rights Shares (assuming all outstanding Warrants are fully exercised)
Underwriter:	Vigor
Number of Underwritten Shares:	not less than 169,138,094 (assuming no outstanding Warrants are exercised) Underwritten Shares and not more than 203,060,976 (assuming all outstanding Warrants are fully exercised) Underwritten Shares. The minimum and maximum number of Rights Shares to be underwritten by Vigor (taking into account the minimum of 106,484,400 Rights Shares and the maximum of 127,781,280 Rights Shares agreed to be taken up by Vigor) are 169,138,094 and 203,060,976 respectively, representing 30.68% of the issued share capital of the Company as enlarged by the Rights Issue and 30.69% of the issued share capital of the Company as enlarged by the Rights Issue and the full exercise of outstanding Warrants on or before the Record Date.

Under the Rights Issue, not less than 275,622,494 nil-paid Rights Shares (assuming no warrants are exercised on or before the Record Date) would be provisionally allotted, representing 100.0% of the existing issued share capital of the Company and 50.0% of the issued share capital of the Company as enlarged by the issue of 275,622,494 Rights Shares

The number of Rights Shares which may be allotted and issued pursuant to the Rights Issue will be increased in proportion to any additional Shares which may be allotted and issued upon the exercise of the Warrants on or before the Record Date. As at the Latest Practicable Date, there are outstanding Warrants entitling holders thereof to subscribe for 55,219,762 Shares. If all of the

subscription rights attaching to the outstanding Warrants are exercised in full and the Shares are allotted and issued pursuant to such exercise on or before the Record Date, the number of issued Shares will be increased to 330,842,256 Shares, and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased to 330,842,256 Rights Shares.

Qualifying Shareholders and Rights of Excluded Shareholders

To qualify for the Rights Issue, a Shareholder must be registered as a member of the Company on the Record Date. In order to be registered as members of the Company on the Record Date, all transfers of the Shares must be lodged (together with the relevant share certificate(s)) with the Company's branch share registrars in Hong Kong by 4:30 p.m. (Hong Kong time) on Monday, 12th January, 2009. The branch share registrar of the Company in Hong Kong is:

Tricor Tengis Limited
26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong

The Company will send the Prospectus Documents, including the Prospectus, the PALs and the EAFs, to the Qualifying Shareholders. The Company will send the Prospectus only to the Excluded Shareholders and holders of Warrants for information purposes.

Having reviewed the register of members as at the Latest Practicable Date, the Company noted that 9 Shareholders maintained addresses located in the United Kingdom, Switzerland, Malaysia, Singapore, Germany, Koeln, Spain and Thailand. The Company has made enquiries with its legal advisers regarding the feasibility of extending the Rights Issue to the overseas Shareholders, and based on which the Directors have determined that (i) it is expedient for the Rights Issue to be offered to the overseas Shareholders in the United Kingdom, Switzerland, Malaysia, Singapore and Thailand, and (ii) it is inexpedient for the Rights Issue to be offered to the overseas Shareholders in Germany, Koeln and Spain. Accordingly, if the overseas Shareholders in the United Kingdom, Switzerland, Malaysia, Singapore, Germany, Koeln, Spain and Thailand appear in the register of members of the Company as at the Record Date, the Rights Issue will not be extended to 3 overseas Shareholders with registered addresses in Germany, Koeln and Spain (there being in aggregate 0.005% of the issued share capital held by them) and will be extended to 6 overseas Shareholders with registered addresses in the United Kingdom, Switzerland, Malaysia, Singapore and Thailand. The Company will, if necessary, make further enquiries with its legal advisers in other overseas jurisdictions regarding the feasibility of extending the Rights Issue to the overseas Shareholders and the Excluded Shareholders as at the Record Date and make relevant disclosure in the Prospectus.

Closure of register of members and warrantholders

The register of members and warrantholders of the Company will be closed from Tuesday, 13th January, 2009 to Friday, 16th January, 2009, both dates inclusive. No transfers of Shares and Warrants will be registered during this period.

Subscription Price

HK$0.40 per Rights Share, payable in full by a Qualifying Shareholder upon acceptance of the provisional allotment of the Rights Shares under the Rights Issue or application for excess Rights Shares or when a renouncee of any provisional allotment of the Rights Shares or a transferee of nil-paid Rights Shares applies for the Rights Shares.

The Subscription Price represents:

(i) a discount of approximately 48.05% to the closing price of HK$0.770 per Share as quoted on the Stock Exchange on the Last Trading Date;

(ii) a discount of approximately 49.49% to the average closing price of HK$0.792 per Share as quoted on the Stock Exchange for the 5 consecutive trading days up to and including the Last Trading Date;

(iii) a discount of approximately 52.94% to the average closing price of HK$0.850 per Share as quoted on the Stock Exchange for the 10 consecutive trading days up to and including the Last Trading Date;

(iv) a discount of approximately 52.21% to the average closing price of HK$0.837 per Share as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the Last Trading Date;

(v) a discount of approximately 31.62% to the theoretical ex-right price of HK$0.585 based on the closing price of HK$0.77 per Share as quoted on the Stock Exchange on the Last Trading Date;

(vi) a discount of approximately 97.31% to the audited consolidated net asset value per Share of approximately HK$14.85 as at 31st December 2007;

(vii) a discount of approximately 95.15% to the unaudited consolidated net asset value per Share of approximately HK$8.25 as at 30th June, 2008; and

(viii) a discount of approximately 32.20% to the closing price of HK$0.590 per Share as quoted on the Stock Exchange as at the Latest Practicable Date.

The Subscription Price was arrived at after arm's length basis between the Company and Vigor with reference to the market price of the Shares under the prevailing market conditions. The Directors consider the terms of the Rights Issue to be fair and reasonable and in the best interests of the Group and the Shareholders given the right to all Shareholders to acquire the Rights Shares at a discount to the market price.

Basis of Provisional Allotments

One Rights Share (in nil-paid form) for every existing Share held by Qualifying Shareholders as at the close of business on the Record Date.

Status of the Rights Shares

The Rights Shares (when allotted, issued and fully paid) will rank pari passu with the then existing Shares in issue in all respects. Holders of fully paid Rights Shares will be entitled to receive all future dividends and distributions which may be declared, made or paid after the date of allotment and issue of the Rights Shares.

Certificates for the Rights Shares

Subject to the fulfillment or the waiver in whole or in part by Vigor of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted by Friday, 13th February, 2009 to those Qualifying Shareholders who have paid for and have accepted the Rights Shares, at their own risk.

Fractions of the Rights Shares

The Company will not provisionally allot fractions of Rights Shares in nil-paid form. All fractions of Rights Shares will be aggregated and all nil-paid Rights Shares arising from such aggregation will be sold in the market and, if a premium (net of expenses) can be achieved, the Company will keep the net proceeds for its own benefit. Any unsold fractions of Rights Shares will be made available for excess application.

Application for excess Rights Shares

Qualifying Shareholders shall be entitled to apply for, any unsold Rights Shares created by adding together fractions of the Rights Shares and any Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders. Application may be made by completing the EAFs and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Board will determine the allotment of the excess Rights Shares on a fair and equitable basis on the following principles:

(1) preference will be given to applications for less than a board lot of Rights Shares where they appear to the Directors that such applications are made to round up odd-lot holdings to whole-lot holdings;

(2) subject to availability of excess Rights Shares after allocation under principle (1) above, the excess Rights Shares will be allocated to Qualifying Shareholders who have applied for excess application based on a pro-rata basis to the excess Rights Shares applied by them, with board lot allocations to be made on a best effort's basis; and

(3) in accordance with any further requirements of the Stock Exchange.

Given that the above arrangement has been adopted by other listed companies and the Company will allow for those without board lot to be topped up and thereafter permit Qualifying Shareholders to apply for excess Right Shares pro rata, the Board believes that this arrangement is fair and reasonable.

Application for listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms. No part of the securities of the Company is listed or dealt in or on which listing or permission to deal is being or is proposed to be sought on any other stock exchange.

Nil-paid Rights Shares are expected to be traded in board lots of 4,000 (as the Shares are currently traded on the Stock Exchange in board lots of 1,000). Dealings in the Rights Shares (in both nil-paid and fully-paid forms) will be subject to the payment of stamp duty, Stock Exchange trading fee, transaction levy, investor compensation levy or any other applicable fees and charges in Hong Kong.

Irrevocable Undertaking

As at the Latest Practicable Date, Vigor is interested in an aggregate of 106,484,400 Shares, representing approximately 38.63% of the issued share capital of the Company. Pursuant to the Irrevocable Undertaking, Vigor has irrevocably undertaken to the Company that, subject to the Rights Issue not being terminated, it will subscribe and lodge acceptance for the Rights Shares which will constitute the provisional allotment of Rights Shares in respect of the Shares held by it, being 106,484,400 Rights Shares and any additional Rights Shares which Vigor is entitled as a result of exercise of the Warrants held by it, being 21,296,880 Rights Shares.

UNDERWRITING AGREEMENT

Date: 23rd November, 2008

Underwriter: Vigor

Number of existing Shares in issue:	275,622,494 Shares as at the date of the Announcement
Number of the Rights Shares:	not less than 275,622,494 Rights Shares (assuming no outstanding Warrants are exercised) and not more than 330,842,256 Rights Shares (assuming all outstanding Warrants are exercised) The Rights Issue complies with Rule 14A.31(3)(c) of the Listing Rules
Number of Underwritten Shares:	not less than 169,138,094 Underwritten Shares (assuming no outstanding Warrants are exercised) and not more than 203,060,976 Underwritten Shares (assuming all outstanding Warrants are fully exercised). The minimum and maximum number of Rights Shares to be underwritten by Vigor (taking into account the minimum of 106,484,400 Rights Shares and the maximum of 127,781,280 Rights Shares agreed to be taken up by Vigor) are 169,138,094 and 203,060,976 respectively, representing 30.68% of the issued share capital of the Company as enlarged by the Rights Issue and 30.69% of the issued share capital of the Company as enlarged by the Rights Issue and the full exercise of outstanding Warrants on or before the Record Date
Commission:	no underwriting commission will be received by Vigor

Vigor and its concert parties have not acquired any voting rights in the Company nor dealt in the Shares, Warrants, options, derivatives and/or securities carry conversion or subscription rights into Shares during the six months period prior to the date of the Announcement save as disclosed on page 31 of this circular under the section headed "Dealings in Shares of the Company during the past six months prior to the date of the Announcement."

Conditions of the Underwriting Agreement

The obligations of Vigor under the Underwriting Agreement are conditional on the fulfillment of, inter alia, the following condition precedents on or before the Latest Time for Termination:

(i) the Independent Shareholders passing resolutions at the SGM to approve the Whitewash Waiver by way of poll;

(ii) the Executive granting the Whitewash Waiver;

(iii) one copy of each of the Prospectus Documents and other documents relating to the Rights Issue being delivered to the Stock Exchange;

(iv) four printed copies of each of the Prospectus Documents being delivered to the Underwriter on or before the Posting Date, each duly certified by two Directors (or by their attorneys duly authorised in writing) as having been approved by resolution of the Board;

(v) permission of the Bermuda Monetary Authority for the allotment and issue of the Rights Shares, if necessary, being obtained;

(vi) the Registrar of Companies in Hong Kong registering the Prospectus Documents, together with all other consents and documents required to be endorsed on or attached to the Prospectus Documents;

(vii) the Prospectus Documents being filed with the Registrar of Companies in Bermuda;

(viii) printed copies of each of the Prospectus Documents being posted to Qualifying Shareholders and printed copies of the Prospectus stamped "For information only" being posted to Excluded Shareholders and holders of Warrants;

(ix) the Listing Committee of the Stock Exchange granting (subject to allotment and other usual conditions) the listing of, and permission to deal in, the Rights Shares and not having withdrawn or revoked such listing and permission as at the Latest Time for Acceptance;

(x) all necessary approvals and consents, if any, of all relevant governmental or regulatory authorities and other relevant third parties in Hong Kong, Bermuda, or elsewhere which are required or appropriate for the entering into and the implementation of the Underwriting Agreement having been given or obtained;

(xi) compliance by the Company with its obligations under the Underwriting Agreement; and

(xii) conditions of the Placing Agreement being satisfied (save as regards any conditions for the Underwriting Agreement to become unconditional) and completion of the Placing Agreement taking effect.

In the event of the conditions not being fulfilled on or before the respective dates aforesaid (or such later date or dates as may be agreed between the Company and Vigor), all obligations and liabilities of the parties under the Underwriting Agreement will forthwith cease and determine and neither party will have any claim against the other (save in respect of any antecedent breaches hereof). None of the conditions are waivable.

Termination of the Underwriting Agreement

If prior to 4:00 p.m. on the Latest Time for Termination, in the sole and absolute opinion of the Underwriter:

(a) the success of the Rights Issue would be affected by:

  (i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the sole and absolute opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Rights Issue; or

  (ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic or other nature (whether or not ejusdem generis with any of the foregoing), or in the nature of any local, national and international outbreak or escalation of hostilities or armed conflict, or affecting local securities markets which may in the sole and absolute opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudice the success of the Rights Issue or otherwise makes inexpedient or inadvisable to proceed with the Rights Issue; or

  (iii) any material adverse change in the business or in the financial or trading position of the Group as a whole; or

(b) any material adverse change in market conditions (including without limitation, a change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or restriction or trading in securities) occurs which in the sole and absolute opinion of the Underwriter is likely to materially and adversely affect the success of the Rights Issue or otherwise makes it inexpedient or inadvisable to proceed with the Rights Issue;

the Underwriter shall be entitled by notice in writing to the Company, served prior to the Latest Time for Termination, to terminate the Underwriting Agreement.

The Underwriter shall be entitled by notice in writing to the Company, served prior to the Latest Time for Termination, to terminate the Underwriting Agreements if prior to the Latest Time for Termination:

(a) any material breach of any of the warranties or undertakings contained in the Underwriting Agreement comes to the knowledge of the Underwriter; or

(b) any event occurring or matter arising after the Underwriting Agreement but before the Latest Time for Termination which if it had occurred or arisen before the date of the Underwriting Agreement would have rendered any of the warranties in the Underwriting Agreements untrue or incorrect in material respect.

Pursuant to the Underwriting Agreement, the Underwriter has conditionally agreed to underwrite the Rights Shares not subscribed by the Shareholders on a fully underwritten basis, upon the terms and subject to the conditions of the Underwriting Agreement.

THE PLACING AGREEMENT

Date

23rd November, 2008

Parties involved

The Placing Agent and the Company

Placing Agent

The Placing Agent has conditionally agreed to place up to HK$300,000,000 Convertible Bonds on a fully underwritten basis and will receive a placing commission of 3% of the aggregate value of Convertible Bonds placed. The Directors are of the view that the placing commission is fair and reasonable with reference to the current market norm in relation to similar transaction. The Placing Agent and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

Placees

The Placing Agent agreed to place the Convertible Bonds on a fully underwritten basis to not fewer than six Placees who and whose ultimate beneficial owners will be independent of and not be connected persons (as defined in the Listing Rules) of the Company and its connected persons (as defined in the Listing Rules). A further announcement will be made by the Company upon completion of the Placing.

Conversion Shares

The Conversion Shares represent (i) approximately 145.13% of the existing issued share capital of the Company of 275,622,494 Shares; (ii) approximately 59.20% of the Company's issued share capital of 675,622,494 Shares as enlarged by the Conversion Shares; and (iii) approximately 42.05% of the Company's issued share capital of 951,244,988 Shares as enlarged by the Conversion Shares and the Rights Issue (assuming no outstanding Warrants are exercised on or before the Record Date); and (iv) approximately 37.68% of the Company's issued share capital of 1,061,684,512 Shares as enlarged by the allotment and issue of the Conversion Shares and the Rights Issue (assuming all outstanding Warrants are exercised on or before the Record Date).

Ranking of Conversion Shares

The Conversion Shares will rank, upon allotment and issue, pari passu in all respects with the Shares in issue on the date of allotment and issue of the Conversion Shares.

Conversion Price

The Conversion Price of HK$0.75 represents:

(i) a discount of approximately 2.60% to the closing price of HK$0.770 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 5.30% to the average closing price per Share of HK$0.792 in the last 5 consecutive trading days up to and including the Last Trading Date;

(iii) a discount of approximately 11.76% to the average closing price per Share of HK$0.850 in the last 10 consecutive trading days up to and including the Last Trading Date; and

(iv) a premium of approximately 27.12% to the closing price of HK$0.590 per Share as quoted on the Stock Exchange as at the Latest Practicable Date.

The Conversion Price was determined with reference to the prevailing market price of the Share and was negotiated on an arm's length basis between the Company and the Placing Agent. The Directors consider that the terms of the Placing are on normal commercial terms and are fair and reasonable based on the current market conditions and in the interests of the Company and the Shareholders as a whole.

Conditions of the Placing

Completion of the Placing is conditional upon:

(i) the passing of a resolution by the Board authorising the issue of the Convertible Bonds and the entering into of the Placing Agreement;

(ii) the approval of the issue of the Convertible Bonds and the entering into of the Placing Agreement by Shareholders at the SGM;

(iii) the Stock Exchange granting listing of, and permission to deal in, the Conversion Shares;

(iv) permission of the Bermuda Monetary Authority for the allotment and issue of the Conversion Shares, if necessary; and

(v) conditions of the Underwriting Agreement being satisfied (save as regards any conditions for the Placing Agreement to become unconditional) and completion of the Underwriting Agreement taking effect.

As at the Latest Practicable Date, condition (i) has been fulfilled.

Termination

The Placing Agreement may be terminated by the Placing Agent if at any time prior to 4:00 p.m. on the day immediately preceding the date of completion of the Placing:

(i) any of the undertakings, warranties or representations contained in the Placing Agreement becomes untrue or incorrect in any material respect; or

(ii) the Placing, in the reasonable opinion of the Placing Agent, would be materially and adversely affected by:

(a) the introduction of any new laws or regulations or any change in existing laws or regulations (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may, in the reasonable opinion of the Placing Agent, materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole; or

(b) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before and/or after the date of the Placing Agreement) of a political, military, financial, economic, currency (including a change in the system under which the value of the Hong Kong currency is linked to the currency of the United States of America) or other nature (whether or not sui generis with any of the foregoing), or in the nature of any local, national, international outbreak or escalation of hostilities or armed conflict, or affecting local securities market which may, in the reasonable opinion of the Placing Agent, materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole; or

(c) any material adverse change in the business or in the financial or trading position of the Group as a whole;

(iii) the occurrence of any change in market conditions (including without limitation suspension or material restriction on trading in securities) which in the reasonable opinion of the Placing Agent make it inexpedient or inadvisable or inappropriate for the Company or the Placing Agent to proceed with the Placing.

The Directors are not aware of the occurrence of any of such events as at the Latest Practicable Date.

Completion of the Placing

The conditions set out in the Placing Agreement are expected to be fulfilled on or before 10th February, 2009 or such later date as may be agreed by the Company and the Placing Agent. Completion of the Placing will take place on the second business day after the Placing Agreement becomes unconditional.

Completion of the Placing and the Rights Issue are inter-conditional. Completion of the Placing is subject to the satisfaction of the conditions precedent in the Placing Agreement. As the Placing may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares and the Warrants.

Given the prevailing economic climate and capital market environment, the Group had considered alternative fund raising methods such as other forms of debt financing and borrowings and considers that it is prudent to secure long term fundings to improve its capital structure so that the Company believes it is reasonable to conduct the Placing simultaneous with the Rights Issue.

THE CONVERTIBLE BONDS

The terms of the Convertible Bonds have been negotiated on arm's length basis and the principal terms of which are summarised below:

Principal amounts

HK$300,000,000

Interest

9% per annum payable semi-annually in arrears. If the Convertible Bonds are converted into Shares before maturity, interest shall accrue and pay on the principal amounts of the Convertible Bonds up to date of conversion.

Maturity

3 years from the date of the issue of the relevant Convertible Bonds.

Conversion Price

HK$0.75 per Share which is subject to adjustment and any dilutive events (if any) as mentioned below.

The Conversion Price of HK$0.75 represents (i) a discount of about 2.60% to the closing price of HK$0.770 per Share as quoted on the Stock Exchange on the Last Trading Date; (ii) a discount of about 5.30% to the average closing price per Share of about HK$0.792 as quoted on the Stock Exchange for the last 5 trading days up to and including the Last Trading Date; (iii) a discount of about 11.76% to the average closing price per Share of HK$0.850 as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Trading Date; and (iv) a premium of about 27.12% to the closing price of HK$0.590 per Share as quoted on the Stock Exchange as at the Latest Practicable Date.

The Conversion Price may be subject to adjustment for (i) consolidation, subdivision, or reclassification of Shares, (ii) capitalization of profits or reserves of the Company, (iii) distributions made by the Company, (iv) rights issues of Shares or options over Shares, (v) rights issues of other securities of the Company, (vi) issues of Shares or securities to subscribe or purchase Shares at less than market price, (vii) other issues of securities carrying rights of conversion into, or exchange or subscription for Shares, at less than market price (including modification of rights of conversion), (viii) other offers to Shareholders entitled them to participate in arrangements whereby securities may be acquired by them which in the opinion of an approved merchant bank or the auditors of the Company consider is fair and reasonable to make adjustments. The Company will make an announcement when there is any adjustment to the Conversion Price and the adjustment will be certified by the approved merchant bank or Company's auditors.

Conversion

Each holder may convert the whole or part of the principal amount of the relevant Convertible Bonds into new Shares as determined by dividing the principal amount of the relevant Convertible Bonds outstanding at the time of conversion by the Conversion Price.

Assuming there is an immediate exercise in full of the conversion rights attaching to the Convertible Bonds at the Conversion Price by all holders of the Convertible Bonds, the Company will issue an aggregate of 400,000,000 Conversion Shares, representing approximately (a) 145.13% of the existing issued share capital of the Company of 275,622,494 Shares; (b) approximately 59.20% of the issued share capital of the Company of 675,622,494 Shares as enlarged by the Conversion Shares; (c) approximately 42.05% of the Company's issued share capital of 951,244,988 Shares as enlarged by the Conversion Shares and the Rights Issue (assuming no outstanding Warrants are exercised on or before the Record Date); and (d) approximately 37.68% of the Company's issued share capital of 1,061,684,512 Shares as enlarged by the Conversion Shares and the Rights Issue (assuming all outstanding Warrants are exercised on or before the Record Date). The Conversion Shares will be allotted and issued pursuant to the Specific Mandate to be granted to Directors by the Shareholders at the SGM.

The market value of the total Conversion Shares was in aggregate of HK$236,000,000 based on the closing price of HK$0.590 per Share as at the Latest Practicable Date.

Pursuant to the terms of the Convertible Bonds, no bondholder shall be permitted to convert Convertible Bonds held by it, and the Company shall not allot and issue any Shares to it if, as a result, it and its concert parties shall be interested in 29.9% or more of the voting rights of the Company from time to time.

Conversion period

Each of the holders of the Convertible Bonds shall have the right at any time after the date of issue of the relevant Convertible Bonds to convert all or part of the principal amount of the relevant Convertible Bonds outstanding at any time into new Shares at the Conversion Price.

Ranking

The Conversion Shares will rank pari passu in all respects among themselves and with all other Shares in issue on the date of such allotment and issue.

Redemption

The Company shall be entitled at any time before maturity to redeem the whole or part of the principal amount of the relevant Convertible Bonds. The Convertible Bonds are not redeemable at the request of the holders of Convertible Bonds whatsoever prior to the Maturity Date.

Status of the Convertible Bonds

The Convertible Bonds constitute general and unsecured obligations of the Company and shall rank equally among themselves and pari passu with all other present and future secured and subordinated obligations of the Company except for obligations accorded preference by mandatory provisions of applicable law.

No application will be made for listing of the Convertible Bonds. Application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Shares falling to be issued upon exercise of the conversion rights attached to the Convertible Bonds.

Transferability

The Convertible Bonds are freely transferable (other than to connected persons of the Company) subject to compliance with the conditions of the Convertible Bonds and the Listing Rules, provided that the holders of the Convertible Bonds must inform the Company of each transfer or assignment made by them.

Voting

The holder of the Convertible Bonds shall not be entitled to attend or vote at any meeting of the Company by reason only it being the holder of the Convertible Bonds.

Effects on Shareholding Structure

The shareholding structure of the Company as at the Latest Practicable Date assuming the full conversion rights attached to the Convertible Bonds are exercised as follows:

	As at the Latest Practicable Date		Immediately after conversion of the Convertible Bonds	
	No. of Shares	*%*	*No. of Shares*	*%*
Vigor and its concert parties	106,484,400	38.63	106,484,400	15.76
Placees	–	–	400,000,000	59.20
Public	169,138,094	61.37	169,138,094	25.04
Total	275,622,494	100.00	675,622,494	100.00

Miscellaneous

It is a provision of the Convertible Bonds that the Company shall comply with and procure the compliance with the Listing Rules and all conditions imposed by the Stock Exchange or by any other competent authority (in Hong Kong or elsewhere) for the issue of the Conversion Shares, for approval of the issue of the Bond or for the listing of and permission to deal in the Conversion Shares on the Stock Exchange and the continued compliance thereof and as such the Company shall not do or cause to be done anything to breach this term in the Convertible Bonds.

Reasons for Placing and Use of Proceeds

The maximum proceeds from the Placing will be approximately HK$300,000,000, which are intended to be used for reduction of short-term borrowings (comprising, amongst other things, secured and interest bearing securities margin financing which as at 31st October 2008 was in the aggregate amount of approximately HK$846,540,000) and to the extent not used will be for investment when opportunities arise and for general working capital of the Group. The Directors consider that the Placing provides an opportunity for the Group to raise long term borrowings and to reorganize its capital structure.

Fund Raising

The Company did not have any capital raising activities during the 12 months' period immediately preceding the Latest Practicable Date.

General

Application will be made by the Company to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Conversion Shares. Save for the Warrants, there are no other warrants, options, derivatives and/or securities outstanding which carry conversion or subscription rights into Shares.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, no Shareholder is required to abstain from voting on the proposed grant of a Specific Mandate to allot and issue the Conversion Shares at the SGM as no Shareholder has an interest in the Placing different from the other Shareholders.

Dilution Effect On Shareholding

In view of the future dilution to existing Shareholders on the exercise of the conversion rights attached to the Convertible Bonds, the Company will keep the Shareholders informed of the level of dilution and details of conversion as follows:

A. The Company will disclose by way of an announcement all relevant details of the conversion of the Convertible Bonds in the following manner:

The Company will make a monthly announcement ("Monthly Announcement") on the website of the Stock Exchange. Such announcement will be made on or before the fifth business day following the end of each calendar month and will include the following details in a table form:

(i) whether there is any conversion of the Convertible Bonds during the relevant month. If there is a conversion, details thereof including the conversion date, number of new Shares issued and conversion price for each conversion. If there is no conversion during the relevant month, a negative statement to that effect;

(ii) the amount of outstanding Convertible Bonds after the conversion, if any;

(iii) the total number of Shares issued pursuant to other transactions during the relevant month, including Shares issued pursuant to exercise of options under any share option scheme(s) of the Company; and

(iv) the total issued share capital of the Company as at the commencement and the last day of the relevant months.

B. in addition to the Monthly Announcement, if the cumulative amount of the Conversion Shares issued pursuant to the conversion of the Convertible Bonds reaches 5% of the issued share capital of the Company as disclosed in the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Convertible Bonds (as the case may be) (and thereafter in multiple of such 5% threshold), the Company will make an announcement on the website of the Stock Exchange including details stated in A. above for the period commencing from the date of the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Convertible Bonds up to the date on which the total number of Conversion Shares issued pursuant to the conversion amounted to 5% of the issued share capital of the Company as disclosed in the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Convertible Bonds; and

C. if the Company forms the view that any issue of Conversion Shares will trigger the disclosure requirements under Rule 13.09 of the Listing Rules, then the Company is obliged to make such disclosures regardless of the issued of any announcements in relation to the Convertible Bonds as mentioned in A and B above.

INFORMATION ABOUT VIGOR, THE PLACING AGENT AND THE COMPANY

Vigor

Vigor is a company incorporated in the British Virgin Islands with limited liability and its principal business is investment holding.

The Placing Agent

The Placing Agent is a licensed corporation to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance regulated activities) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company

The Company is a company incorporated in Bermuda with limited liability. Its Shares are listed on the Main Board of the Stock Exchange.

The principal business of the Company is investment holding and through its subsidiaries engages in securities trading and investments, provision of financial services, property investment and strategic investment.

CHANGES IN THE SHAREHOLDING STRUCTURE OF THE COMPANY ARISING FROM THE RIGHTS ISSUE

The changes in the shareholding structure of the Company arising from the Rights Issue are as follows:

Scenario 1

Assuming none of the outstanding Warrants are exercised on or before the Record Date:

	As at the Latest Practicable Date		Immediately after completion of the Rights Issue on the assumption as set out in Note 1		Immediately after completion of the Rights Issue on the assumption as set out in Note 2	
	No. of Shares	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*
Vigor	106,484,400	38.63	212,968,800	38.63	382,106,894	69.32
Public	169,138,094	61.37	338,276,188	61.37	169,138,094	30.68
Total	275,622,494	100.00	551,244,988	100.00	551,244,988	100.00

Notes:

1. Assuming all Shareholders take up their respective provisional allotments of the Rights Shares in full.

2. Assuming (i) none of the Shareholders (save for Vigor takes up the Rights Shares provisionally allotted to it) takes up any provisional allotments of the Rights Shares; (ii) the provisional allotments of the Right Shares of all Shareholders (save for Vigor) are taken up by Vigor pursuant to the Underwriting Agreement.

Scenario 2

Assuming all the outstanding Warrants are exercised on or before the Record Date:

	As at the Latest Practicable Date		Immediately after completion of the Rights Issue on the assumption as set out in Note 1		Immediately after completion of the Rights Issue on the assumption as set out in Note 2		Immediately after completion of the Rights Issue on the assumption as set out in Note 2 and assuming full conversion of the Convertible Bonds	
	No. of Shares	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*
Vigor	106,484,400	38.63	255,562,560	38.62	458,623,536	69.31	458,623,536	43.20
Placees	-	-	-	-	-	-	400,000,000	37.68 *Note 3*
Public	169,138,094	61.37	406,121,952	61.38	203,060,976	30.69	203,060,976	19.12 *Note 3*
Total	275,622,494	100.00	661,684,512	100.00	661,684,512	100.00	1,061,684,512	100.00

Notes:

1. Assuming all Shareholders and holders of the Warrants take up their respective provisional allotments of the Rights Shares in full.

2. Assuming (i) none of the Shareholders (save for Vigor takes up the Rights Shares provisionally allotted to it and any additional Rights Shares allotted to it as a result of exercise of the Warrants held by it) takes up any provisional allotments of the Rights Shares; and (ii) the provisional allotments of the Rights Shares of all Shareholders and holder of the Warrants (save for Vigor) are taken up by Vigor pursuant to the Underwriting Agreement.

3. In the event that the conversion of the Convertible Bonds shall lead to the Company failing to maintain a 25% public float, Vigor has undertaken to place down its Shares or procure the place down of Shares prior to the allotment and issue of the Conversion Shares so as to maintain a 25% public float thereafter in compliance with Rule 13.32(1) of the Listing Rules. It is a provision of the Bond that the Company shall comply with and procure the compliance with the Listing Rules and all conditions imposed by the Stock Exchange or by any other competent authority (in Hong Kong or elsewhere) for the issue of the Conversion Shares, for approval of the issue of the Bond or for the listing of and permission to deal in the Conversion Shares on the Stock Exchange and the continued compliance thereof and as such the Company shall not do or cause to be done anything to breach this term in the Convertible Bond.

DEALINGS IN SHARES OF THE COMPANY DURING THE PAST SIX MONTHS PRIOR TO THE DATE OF THE ANNOUNCEMENT

During the period commencing on the date falling 6 months preceding the date of the Announcement up to and including the Latest Practicable Date, the Company repurchased a total of 578,000 of its own shares through on-market transactions on the Stock Exchange at a total purchase price of HK$1,377,680, the latest of which happened on 23rd October, 2008 where 100,000 Shares were purchased by the Company at an aggregate consideration of HK$70,000. These share repurchases have been reported to the Stock Exchange. The shares repurchased have been cancelled and the issued share capital of the Company was reduced by the nominal value thereof.

The repurchases of the Shares during the past six months were effected by the Company pursuant to the general mandate approved by Shareholders with a view to benefiting Shareholders as a whole by enhancing the net asset value per share and earnings per share of the Group.

An application has been submitted by the Company to the Executive for a ruling that the repurchases of the Company's shares during the last 6 months prior to the Announcement do not constitute disqualifying transactions for the purpose of paragraph 3(a) of Schedule VI to the Takeovers Code.

Vigor's shareholding interest in the Company had proportionately increased from 38.56% to 38.63% as a result of repurchases made of the Company during the last 6 months prior to the Announcement. Save as aforesaid above, none of Vigor or parties acting in concert with it had dealt for value in the securities of the Company during the period commencing on the date falling 6 months preceding the date of the Announcement up to and including the Latest Practicable Date.

WARNING OF THE RISKS OF DEALING IN THE SHARES, WARRANTS AND THE NIL-PAID RIGHTS SHARES

Existing Shares will be dealt with on an ex-rights basis from Friday, 9th January, 2009. The Rights Shares will be dealt with in their nil-paid form from Wednesday, 21st January, 2009 to Monday, 2nd February, 2009 (both dates inclusive). If prior to 4:00 p.m. on Monday, 9th February, 2009 (or such later date as the Underwriter may agree with the Company), Vigor terminates the Underwriting Agreement (see sub-section headed "Termination of the Underwriting Agreement" above) or the conditions of the Rights Issue cannot be fulfilled (or, if appropriate, waived), the Rights Issue will not proceed.

Any dealings in the Shares and the Warrants from the date of the Announcement up to the date on which all the conditions of the Rights Issue are fulfilled (or, if appropriate, waived), and any dealings in the Rights Shares in their nil-paid form between Wednesday, 21st January, 2009 to Monday, 2nd February, 2009, both days inclusive, are accordingly subject to the risk that the Rights Issue may not become unconditional or may not proceed. Any Shareholders or other persons contemplating any dealings in the Shares, the Warrants or the Rights Shares in their nil-paid forms are recommended to consult their own professional advisers.

The Company will send the Prospectus Documents to all Qualifying Shareholders on Monday, 19th January, 2009.

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

The Directors consider that the Rights Issue provides an opportunity for the Group to raise long term fundings and to reorganize its capital structure.

The estimated net proceeds of the Rights Issue is approximately HK$107,248,997.6 (assuming none of the outstanding Warrants is exercised on or before the Record Date), which is intended to be used for reduction of short term borrowings (comprising, amongst other things, secured and interest bearing securities margin financing) and to the extent not used will be for investment when opportunities arise and for general working capital of the Group. The estimated amount of expenses for the Rights Issue is approximately HK$3,000,000 and is payable to professionals and advisers of the Company in respect of the Rights Issue.

ADJUSTMENT TO THE WARRANTS

Under the terms of the instrument creating the Warrants, adjustments to the exercise price or number of the warrants granted may be required upon the completion of the Rights Issue and the Placing. If necessary, such adjustment(s) will be set out in the Company's announcement of results of acceptance of the Rights Issue and the Placing and the adjustment(s) will be reviewed and confirmed by the auditors of the Company.

APPLICATION FOR GRANTING OF WHITEWASH WAIVER

Assuming Vigor has taken up its maximum underwriting commitment of 169,138,094 Rights Shares assuming no exercise of the rights attached to the Warrants on or before the Record Date pursuant to the Underwriting Agreement, Vigor and the parties acting in concert with it will increase their aggregate shareholding from approximately 38.63 per cent. of the existing issued share capital of the Company to 69.32 per cent. of the issued share capital of the Company of 551,244,988 Shares as enlarged by the issue of Rights Shares. Assuming Vigor has taken up its maximum underwriting commitment of 203,060,976 Rights Shares assuming full exercise of the rights attached to the warrants on or before the Record Date pursuant to the Underwriting Agreement, Vigor and the parties acting in concert with it will increase their aggregate shareholding from approximately 38.63 per cent. of the existing issued share capital of the Company to approximately 69.31 per cent. of the issued share capital of the Company of 661,684,512 Shares as enlarged by the Rights Issue.

Under Rule 26 of the Takeovers Code, Vigor and the parties acting in concert with it will be required to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by Vigor or the parties acting in concert with it. An application has been made by Vigor and the parties acting in concert with it to the Executive for the Whitewash Waiver, which, if granted, would be subject to the approval of the Independent Shareholders on a vote taken by way of a poll. If the Whitewash Waiver is granted and approved by the Independent Shareholders by way of poll, the obligation of Vigor and the parties acting in concert with it to make a mandatory general offer under Rule 26 of the Takeovers Code will be waived. Completion of the Rights Issue is conditional upon, amongst other things, the granting of the Whitewash Waiver by the Executive and such condition cannot be waived. Accordingly, if the Whitewash Waiver is not obtained, the Rights Issue will lapse and will not proceed. Investors are advised to exercise extreme caution in dealing in the Shares and Warrants as the Rights Issue may or may not proceed and will only be made upon fulfillment of the conditions therein. Further announcement will be made by the Company regarding the Rights Issue when appropriate.

Shareholders and investors should also be aware that there is a possibility that, upon completion of the Rights Issue, Vigor, acting as the Underwriter, together with its concert parties will hold more than 50% voting rights in the Company and that Vigor and the parties acting in concert with it may increase their shareholdings without incurring further obligation of making mandatory general offers pursuant to Rule 26 of the Takovers Code.

Save for the Placing Agreement and the underwriting arrangement of Vigor under the Underwriting Agreement, there is no arrangement (whether by way of option, indemnity or otherwise) in relation to the shares of Vigor or the Shares which might be material to the Rights Issue as required to be disclosed pursuant to Note 8 to Rule 22 of the Takeovers Code. There is no agreement or arrangement to which Vigor is a party which relates to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Rights Issue. There are no securities in the Company which Vigor or persons acting in concert with it has borrowed or lent.

PROPOSED GRANT OF SPECIFIC MANDATE TO ALLOT AND ISSUE SHARES

The Company will issue the Rights Shares under the Rights Issue and Conversion Shares upon the conversion of the Convertible Bonds. The Rights Shares and Conversion Shares will rank pari passu with all the then existing issued Shares.

The Company will seek the grant of a Specific Mandate from the Independent Shareholders to allot and issue the Rights Shares and a Specific Mandate from the Shareholders to allot and issue the Conversion Shares.

LISTING RULES AND TAKEOVERS CODE IMPLICATIONS

The Rights Issue is subject to the granting of the Whitewash Waiver by the Executive and the Whitewash Waiver is subject to the approval of the Independent Shareholders on a vote taken by way of poll at the SGM.

As the Rights Issue will increase the issued shares of the Company by more than 50%, pursuant to Rule 7.19(6)(a) of the Listing Rules, the Rights Issue will be subject to approval by Independent Shareholders at the SGM and any of the controlling Shareholder, i.e. Vigor, and its associates shall abstain from voting in favour of the resolutions approving the Rights Issue, the Whitewash Waiver and the grant of a Specific Mandate to allot and issue the Rights Shares at the SGM.

Vigor and the parties acting in concert with it and its associates and those who were interested in or involved in the Underwriting Agreement and/or the transactions contemplated thereunder will abstain from voting on the resolutions at the SGM for approving the Rights Issue, the Whitewash Waiver and the grant of a Specific Mandate to allot and issue the Rights Shares.

The Independent Board Committee of the Company, comprising of Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian, has been constituted to consider the terms of the Rights Issue and the Whitewash Wavier and to make a recommendation to the Independent Shareholders. The Independent Financial Adviser has been appointed to advise the Independent Board Committee on the fairness and reasonableness of the terms and condition of the Rights Issue and the transactions contemplated under the Whitewash Waiver.

Subject to the approval of the Rights Issue, the Whitewash Waiver and the grant of a Specific Mandate to allot and issue the Rights Shares by the Independent Shareholders and the approval of the Placing and the grant of a Specific Mandate to allot and issue the Conversion Shares by Shareholders at the SGM, application will be made to the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in nil-paid form, the Rights Shares and the Conversion Shares.

INTENTIONS FOR THE GROUP

It is the intention of the existing Directors that the Group will continue with its existing businesses. Vigor does not intend to introduce any major changes to the business of the Group or re-deploy or dispose of any of the assets of the Group other than in the ordinary course of business. With regard to the acquisition by the Group of further assets, Vigor has no intention to do so. Vigor has no intention for redundancies nor similar proposals for employees of the Group notwithstanding current and market conditions.

SGM

A notice convening the SGM is set out on pages 176 to 179 of this circular. Ordinary resolutions will be proposed to the Shareholders to consider and, if thought fit, to approve, amongst other things, (i) the Rights Issue, (ii) the Whitewash Waiver, (iii) the Placing, and (iv) the grant of Specific Mandate to issue and allot the Rights Shares and the Conversion Shares upon the conversion of the Convertible Bonds. A form of proxy for use at the SGM is enclosed with this circular. Whether or not you are able to attend the SGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the registrar of the Company, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude the Shareholders from attending and voting in person at the SGM or any adjournment thereof if they so wish.

PROCEDURES FOR DEMANDING A POLL

Pursuant to bye-law 70 of the Bye-laws of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) by a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATION

In relation to the Rights Issue and the Whitewash Waiver, Asia Investment Management Limited, which has been appointed and approved by the Independent Board Committee as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Rights Issue and the transactions contemplated under the Whitewash Waiver, considers that the Rights Issue and the terms of the transactions contemplated under the Whitewash Waiver are fair and reasonable and in the interest of the Company and the Shareholders as a whole so far as the Independent Shareholders are concerned.

The Independent Board Committee, having taken into account the advice of Asia Investment Management Limited, considers that the Rights Issue and the terms of the transactions contemplated under the Whitewash Waiver are fair and reasonable so far as the Independent Shareholders are concerned.

Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to approve the Rights Issue and the Whitewash Waiver to be proposed at the SGM.

Your attention is drawn to the letter from the Independent Board Committee on pages 38 to 39 of this circular and the letter from Asia Investment Management Limited set out on pages 40 to 64 of this circular.

The Board strongly advises the Independent Shareholders to read each of these letters and the appendices to this circular before reaching a decision in respect of the resolutions of approving the Rights Issue and the Whitewash Waiver to be proposed at the SGM.

The Directors consider that the terms and conditions of the Rights Issue, the Whitewash Waiver, the Placing and the proposed grant of a Specific Mandate to allot and issue the Rights Shares and Conversion Shares upon the conversion of the Convertible Bonds are fair and reasonable and in the interest of the Company and the Shareholders as a whole. Therefore, the Directors recommend the Shareholders to vote in favour of the ordinary resolutions approving the Rights Issue, the Whitewash Waiver, the Placing and the grant of a Specific Mandate to allot and issue the Rights Shares and Conversion Shares to be proposed at the SGM.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

By Order of the Board
COL CAPITAL LIMITED
Chong Sok Un
Chairman



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

31st December, 2008

To the Independent Shareholders

Dear Sirs,

PROPOSED RIGHTS ISSUE OF NOT LESS THAN 275,622,494 RIGHTS SHARES AND NOT MORE THAN 330,842,256 RIGHTS SHARES AT HK$0.40 EACH ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY EXISTING SHARE HELD ON THE RECORD DATE AND APPLICATION FOR GRANTING OF WHITEWASH WAIVER

We refer to the letter from the Board set out on pages 9 to 37 of the circular dated 31st December, 2008 (the "Circular") of which this letter forms part. Capitalised terms used herein shall have the same meanings as those defined in the Circular unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to consider the Rights Issue and the Whitewash Waiver and to advise the Independent Shareholders as to whether or not it would be fair and reasonable and in the interests of the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM to approve the Rights Issue and the Whitewash Waiver. Asia Investment Management Limited has been appointed as the independent financial adviser to advise the Independent Board Committee of the Company and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board and the letter of advice from Asia Investment Management Limited to the Independent Board Committee and the Independent Shareholders which contains its advice in relation to the Rights Issue and the Whitewash Waiver as set out in the Circular.

Having taken into account the principal factors and reasons considered and the opinion given by Asia Investment Management Limited as stated in its letter of advice as set out on pages 40 to 64 of the Circular, we consider that the terms of the Rights Issue and the Whitewash Waiver are fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole. We therefore recommend the Independent Shareholders to vote in favour of the ordinary resolutions approving the Rights Issue and the Whitewash Waiver to be proposed at the SGM.

Yours faithfully,

Independent Board Committee of COL Capital Limited

Mr. Lo Wai On
Independent non-executive Director

Mr. Lau Siu Ki, Kevin
Independent non-executive Director

Mr. Zhang Jian
Independent non-executive Director

The following is the text of a letter to the Independent Board Committee from Asia Investment Management Limited ("AIM") in respect of the Rights Issue and the Whitewash Waiver prepared for the purpose of incorporation in this circular.



亞洲資產管理
ASIA INVESTMENT MANAGEMENT

Asia Investment Management Limited
Unit B, 14/F, Vulcan House,
21-23 Leighton Road,
Causeway Bay, Hong Kong

31 December 2008

To *The Independent Board Committee and*
the Independent Shareholders of
COL Capital Limited

Dear Sirs,

(1) PROPOSED RIGHTS ISSUE (the "Rights Issue") OF NOT LESS THAN 275,622,494 RIGHTS SHARES AND NOT MORE THAN 330,842,256 RIGHTS SHARES AT HK$0.40 EACH (the "Rights Shares") ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY EXISTING SHARE (the "Shares") HELD ON THE RECORD DATE

(2) PLACING (the "Placing") OF NINE PER CENT. CONVERTIBLE BONDS DUE 2012 (the "Convertible Bonds") UNDER SPECIFIC MANDATE (the "Specific Mandate")

AND

(3) APPLICATION FOR GRANTING OF WHITEWASH WAIVER

INTRODUCTION

We refer to the circular dated 31 December 2008 (the "Circular") issued by the Company to the Shareholders of which this letter forms part and our appointment as independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Rights Issue and the Whitewash Waiver, details of which are set out in the letter from the Board contained in the Circular ("Letter from the Board"). Capitalised terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

On 1 December 2008, the Company announced, amongst other things, that the Company proposed to raise not less than approximately HK$110,248,997.60 and not more than approximately HK$132,336,902.40 before expenses by way of a rights issue of not less than 275,622,494 Rights Shares and not more than 330,842,256 Rights Shares at a price of HK$0.40 per Rights Share on the basis of one Rights Share for every existing Share held on the Record Date. Pursuant to the Rights Issue, the Qualifying Shareholders will be provisionally allotted one Rights Share in nil-paid form for every existing Share held on the Record Date. As at the Latest Practicable Date, there were 55,219,762 Warrants entitling holder thereof to subscribe for 55,219,762 Shares. The estimated net proceeds of the Rights Issue will be approximately HK$107,248,997.60 (assuming none of the outstanding Warrants is exercised on or before the Record Date) or approximately HK$129,336,902.40 (assuming all the outstanding Warrants are exercised in full on or before the Record Date), which is intended to be used for reduction in short-term borrowing (comprising, amongst other things, secured and interest bearing securities margin financing) and, to the extent not used, will be used for investment when opportunities arise and for general working capital of the Group. As at the Latest Practicable Date, the issued share capital of the Company was 275,622,494 Shares.

On 23 November 2008, the Company and the Placing Agent entered into the Placing Agreement, whereby the Company has conditionally agreed to place, through the Placing Agent on a fully underwritten basis, a maximum of HK$300,000,000 value of Convertible Bonds convertible into Shares at the Conversion Price to not less than six Placees who and whose ultimate beneficial owners are independent third parties. The maximum proceeds from the Placing will be HK$300,000,000, which is intended to be used for reduction of short term borrowings (comprising, amongst other things, secured and interest bearing securities margin financing) and, to the extent not used, will be used for investment when opportunities arise and for general working capital of the Group.

The Specific Mandate for the issue of the Rights Shares and the Conversion Shares is subject to, amongst other things as set out in the Letter from the Board, obtaining approvals from the Shareholders and Independent Shareholders respectively at the SGM in accordance with the requirements of the Listing Rules. The Rights Issue and the Placing are conditional upon fulfillment of the conditions as set out in the Letter from the Board. Completion of the Placing and the Rights Issue are inter-conditional.

The Rights Issue is fully underwritten by Vigor, the controlling Shareholder, pursuant to the terms and conditions of the Underwriting Agreement. As at the date of the Underwriting Agreement, Vigor was interested in 106,484,400 Shares, representing approximately 38.63% of the issued share capital of the Company, and 21,296,880 Warrants. Pursuant to the Irrevocable Undertakings, Vigor has irrevocably undertaken to take up all of its provisional allotments under the Rights Issue, being 106,484,400 Rights Shares and any additional Rights Shares which Vigor is entitled as a result of exercise of the Warrants held by it, being 21,296,880 Rights Shares. In the event that Vigor is required to take up all the Underwritten Shares pursuant to the Underwriting Agreement, Vigor will be interested in a total of 382,106,894 Shares, representing approximately 69.32% of the issued share capital of the Company as enlarged by the issue of the Rights Shares (assuming none of the outstanding Warrants is exercised on or before the Record Date) or 458,623,536 Shares which represents approximately 69.31% of the issued share capital of the Company as enlarged by the issue of the Rights Shares and the Shares to be allotted and issued by exercising the Warrants (assuming the Warrants are fully exercised in full on or before the Record Date).

In light of the above and pursuant to Rule 26 of the Takeovers Code, Vigor and parties acting in concert with it will then be obliged to make a mandatory general offer for all the Shares issued by the Company not already owned by it and parties acting in concert with it.

An application has been made to the Executive by Vigor for the Whitewash Waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code on 26 November 2008. The Executive has indicated that subject to the approval of the Independent Shareholders taken by way of poll at the SGM, it will grant the Whitewash Waiver. It is one of the conditions of the Underwriting Agreement that the Whitewash Waiver be obtained. If the Whitewash Waiver is not granted by the Executive or is not approved by the Independent Shareholders, the Underwriting Agreement will not become unconditional and the Rights Issue will not proceed.

Moreover, as the Rights Issue would increase the issued share capital of the Company by more than 50% upon completion, the Rights Issue is conditional on approval by the Shareholders in general meeting by a resolution on which any controlling Shareholders and their associates shall abstain from voting in favour pursuant to Rule 7.19(6) of the Listing Rules.

In the light of the above and by virtue of Vigor's interest in the Underwriting Agreement, Vigor, its concert parties, their respective associates, and those who were interested in or involved in the Underwriting Agreement and/or the transactions contemplated thereunder will be required to abstain from voting in the relevant resolution at the SGM to approve the Rights Issue and the Whitewash Waiver. Save for the obligation arising from the underwriting of the Rights Shares under the Rights Issue by Vigor, there is no other arrangement (whether by way of option, indemnity or otherwise) between the Company and Vigor in relation to the Shares or shares of Vigor and which might be material to the Rights Issue and the Whitewash Waiver.

The Company will seek the grant of the Specific Mandate from the Shareholders and Independent Shareholders to allot and issue the Rights Shares and the Conversion Shares upon the conversion of the Convertible Bonds respectively.

The Independent Board Committee, comprising all independent non-executive Directors including Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian, has been constituted to consider the terms of the Rights Issue and the Whitewash Waiver and to give advice and recommendation to the Independent Shareholders. Each of the members of the Independent Board Committee confirmed that they have no conflict of interest in the relevant transactions and are eligible to be members of the Independent Board Committee.

AIM has been engaged to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Rights Issue and the Whitewash Waiver are fair and reasonable and are in the interests of the Company and the Shareholders as a whole, and advise the Independent Shareholders on how to vote in relation to the Rights Issue and the Whitewash Waiver.

BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have reviewed, inter alia, the Circular and the financial information relating to the Group. We have also reviewed certain information provided by the management of the Company relating to the operation, financial condition and prospect of the Group. We have also (i) considered such other information, analyses and market data which we deemed relevant; and (ii) conducted verbal discussions with the management of the Company regarding the financials, businesses and future outlook of the Group. We have assumed that such information and statements, and any representation made to us, are true, accurate and complete in all material respects as of the date hereof and we have relied upon them in formulating our opinion.

All Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts not contained in the Circular, the omission of which would make any statement in this Circular misleading in material respect. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, accurate and complete in all material respects as at the date of the Circular and that they may be relied upon in formulating our opinion. We consider that we have been provided with, and we have reviewed, all currently available information and documents which are available under present circumstances to enable us to reach an informed view regarding the terms of, and reasons for, the Rights Issue and the Whitewash Waiver and to justify reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis of our opinion. We have no reasons to suspect that any material information has been withheld by the Directors or management of the Company, or is misleading, untrue or inaccurate. We have not, however, for the purpose of this exercise, conducted any independent detailed investigation or audit into the businesses or affairs or future prospects of the Group. Our opinion is necessarily based on financial, economic, market and other conditions in effect, and the information made available to us, at the Latest Practicable Date.

PRINCIPAL FACTORS AND REASONS CONSIDERED FOR THE RIGHTS ISSUE AND THE WHITEWASH WAIVER

In arriving at our opinion and recommendation in respect of the Rights Issue and the Whitewash Waiver, we have considered the following principal factors and reasons:

I. Background information and prospect of the Group

The Company is a company incorporated in Bermuda with limited liability. The Shares are listed on the Main Board of the Stock Exchange. The principal business of the Company is investment holding and through its subsidiaries engages in securities trading and investments, provision of financial services, property investment and strategic investment. The following is a summary of the financial results of the Group for the three years ended 31 December 2007 and the six months period ended 30 June 2008.

Table 1: Financial highlights of the Group

		For the year ended		For the six months period ended
	31 Dec 2005	31 Dec 2006	31 Dec 2007	30 Jun 2008
	HK'000	*HK'000*	*HK'000*	*HK'000*
Revenues	223,086	1,162,742	2,289,440	183,362
Profit/(loss) attributable to the Shareholders	104,511	772,468	1,378,824	(1,528,615)

		As at		As at
	31 Dec 2005	31 Dec 2006	31 Dec 2007	30 Jun 2008
	HK'000	*HK'000*	*HK'000*	*HK'000*
Non-current assets	449,272	703,202	1,333,942	1,076,004
Current assets	1,007,039	2,045,256	3,977,309	2,539,086
Current liabilities	149,190	332,564	1,206,932	1,331,512
Net asset	1,284,932	2,399,047	4,100,447	2,277,951
Available-for-sale investments (non-current portion)	171,633	557,375	849,923	588,245

Audited consolidated results for the year ended 31 December 2005

For the financial year ended 31 December 2005, the Group recorded a revenue of approximately HK$223.1 million, represented a decrease of approximately 73.7% from approximately HK$847.5 million as recorded in the year of 2004. Profit attributable to the Shareholders for the financial year ended 31 December 2005 was approximately HK$104.5 million, representing a decrease of approximately 48.6% from approximately HK$203.3 million as recorded for the year ended 31 December 2004. Such decrease was mainly attributable to (i) the reduced securities trading due to the market volatility; and (ii) the decline in mobile handsets distribution activities as a result of the highly competitive market environment. The rivalry in the 2G mobile handsets market became increasingly fierce mainly due to the price war among market players of all sizes and the impact from the growing acceptance of 3G mobile handsets together with the highly aggressive promotion campaigns of the telecom services providers.

As at 31 December 2005, the audited current liabilities and net assets of the Group amounted to approximately HK$149.2 million and approximately HK$1,284.9 million respectively. As at 31 December 2005, the Group maintained a long-term investment portfolio of available-for-sale investment of approximately HK$171.6 million. In order to enhance its ability to quickly respond to new market conditions, the Group had been very cautious in its vendor selection and distribution strategy and had adopted a stringent inventory control policy. The Group had actively pursued and developed new business partnerships to explore new revenue sources. During the fourth quarter of 2005, the Group had been successful in winning the distributorship of products of BenQ, a company which was the then 5th largest mobile handsets manufacturer in the world after their acquisition of Siemens Mobile. During the year, the Group also acquired a 75% interest in the issued share capital of 深圳市天利安實業發展有限公司, which in turn owned a piece of land with area of approximately 5,241.3 sq.m. in Shenzhen, the PRC.

Audited consolidated results for the year ended 31 December 2006

For the financial year ended 31 December 2006, the Group recorded a revenue of approximately HK$1,162.7 million, representing an increase of approximately 421.2% from approximately HK$223.1 million as recorded in the year of 2005. Profit attributable to the Shareholders for the financial year ended 31 December 2006 was approximately HK$772.5 million, representing a year-on-year growth of approximately 639.1% from approximately HK$104.5 million as recorded for the year ended 31 December 2005. Such positive results were mainly attributable to the substantial increase in the Group's securities trading and investment activities.

As at 31 December 2006, the audited current liabilities and net assets of the Group amounted to approximately HK$332.6 million and HK$2,399.0 million respectively. As at 31 December 2006, the Group maintained a long-term investment portfolio of available-for-sale investment of HK$557.4 million. As a result of the buoyant stock market, the Group managed to dispose of part of its trading portfolio of listed shares, including Tian An China Investment Company Limited, Mulpa International Limited, Mount Gibson Iron Limited and its 75% equity interest in 深圳市天利安實業發展有限公司. In addition, the Group subscribed the convertible bonds issued by Allied Properties (HK) Limited.

Audited consolidated results for the year ended 31 December 2007

For the financial year ended 31 December 2007, the Group recorded a revenue of approximately HK$2,289.4 million, representing a year-on-year growth of approximately 96.9%. Profit attributable to Shareholders for the financial year ended 31 December 2007 was approximately HK$1,378.8 million, representing a year-on-year growth of approximately 78.5% from approximately HK$772.5 million as recorded for the year ended 31 December 2006. Such remarkable increase was mainly attributable to the net gain on investments of HK$1,560.9 million which included, amongst others, an unrealized gain from fair vale changes on investments held for trading of HK$1,259.5 million and dividend income from listed investments held for trading of HK$36.5 million. However, the concerns over the US economy continue to influence investor sentiments as the contagious effect of the sub-prime mortgage debt delinquency leading to other problems like the tightening of liquidity, slow-down in economic growth and even the possibility of recession in the US market had greatly affected the market generally.

As at 31 December 2007, the audited current liabilities and net assets of the Group amounted to approximately HK$1,206.9 million and approximately HK$4,100.4 million respectively. As at 31 December 2007, the Group maintained a long-term investment portfolio of available-for-sale investment of approximately HK$849.9 million. As a continuous effort to improve its financial performance, the Group undertook a series of transactions including (i) the termination of the mobile handset distribution business, which had persistently showed losses in recent years, as disclosed in the interim report for the period ended 30 June 2007; (ii) the acquisition of approximately 17% of the issued share capital of Shanghai Allied Cement Limited in July 2007, which subsequently entered into a conditional agreement to purchase a company engaged in the business of gold mining in China in September 2007; (iii) the acquisition 40% of the issued share capital of Printronics Electronics Limited in July 2007 which involves in the businesses of the sales of printed circuit boards; and (iv) the subscription for the limited partnership interests in the SHK Asian Opportunities Fund with commitment of up to US$20 million (equivalent to approximately HK$156 million).

In December 2007, the Company proposed an open offer of 276,183,547 offer shares at HK$4.00 per offer share to qualifying shareholders on the basis of one offer share to every share held (the "Open Offer") on a fully underwritten basis to raise approximately HK$1.1 billion and an issue of two warrants for every five offer shares. However, on 11 February 2008, Vigor, as the underwriter, gave notice to the Company to terminate the underwriting agreement in view of the change in the then market condition in Hong Kong and the significant fluctuation in the share price of the Company which, in the sole and absolute opinion of the underwriter, made it impractical to proceed with. As a result, the Open Offer and the issue of warrants were terminated.

Unaudited consolidated results for the six months period ended 30 June 2008

Faced with concerns over the continued correction in US home prices, further subprime mortgage related write-offs, credit crunch, high oil and food prices, and a slowdown of the US economy, the year of 2008 has been an extremely difficult period for the global financial markets. On 4 August 2008, the Company announced that the Group was expected to record substantial losses for the six months ended 30 June 2008 compared to a profit recorded by the Group for the corresponding period ended 30 June 2007 mainly due to the unrealized losses on the Group's investments held for trading as a result of the general downturn in the financial market.

For the six months period ended 30 June 2008, the Group recorded an unaudited revenue of approximately HK$183.4 million, representing a decrease of approximately 83.6% from approximately HK$1,115.7 million as recorded in the corresponding period of 2007. Unaudited loss attributable to Shareholders for the six months period ended 30 June 2008 was approximately HK$1,528.6 million against a net profit of approximately HK$528.4 million as recorded for the corresponding period of 2007. Such loss was mainly attributed to the net loss on investments of approximately HK$1,504.1 million. As the performance of the Group's investment portfolio is measured by marked-to-market accounting standard, a substantial amount of unrealized loss based on the fair value changes on investments held for trading was incurred in the period.

As at 30 June 2008, the unaudited current liabilities and unaudited net assets of the Group amounted to approximately HK$1,331.5 million and approximately HK$2,278.0 million respectively. As advised by the Directors, such decrease in net assets of the Group was mainly due to the marked-to-market fair value changes on the Group's investment portfolio as above described. As at 30 June 2008, the Group maintained a long-term investment portfolio of available-for-sale investment of approximately HK$588.2 million. The outlook for the global financial markets has remained gloomy given the lack of confidence of consumers and investors due to concerns over global inflation, the adverse effects of an imminent recession in the US economy and geopolitical tensions in Europe and the Middle East. Despite the difficult and volatile situation, the Directors believe that there would be attractive investment opportunities available as companies and businesses became grossly undervalued. The Group would seek to take advantage of the investment and business opportunities as they arise to enhance value for the Shareholders.

II. Reasons for the Rights Issue, the Placing and the use of proceeds

The Directors are of the view that given the recent volatility experienced in major global financial markets, it is in the interests of the Company to raise additional long-term fundings to strengthen the Group's capital base and to improve its capital structure.

As at 31 October 2008, the Group had outstanding borrowings of approximately HK$846.5 million comprising mainly margin loan facilities with financial institutions which are subject to annual renewal. All the outstanding borrowings are due within the next 12 months. The Company will seek to refinance such loans by extension of the loan agreements. To the extent that the loans are not refinanced, the net proceeds will be used to repay part of the outstanding loans. Net proceeds of the Rights Issue and the Placing of approximately HK$398.2 million is intended to be applied for repayment of short-term borrowings and, to the extent not used, will be used for investment when opportunities arise and for general working capital of the Group. We have discussed with the Directors and the management of the Company on the areas which the Company intends to use the proceeds. The Directors confirmed to us that, currently, the Company has no investment project in contemplation. It will continue to seek and identify grossly undervalued investment and business opportunity in China, Hong Kong and the Asia Pacific region, with an objective of enhancing the Shareholders' value of the Company.

We have enquired with the tenure of the existing borrowings of the Group. The Directors confirmed to us that as at 31 October 2008, the Group had outstanding borrowings with financial institutions of approximately HK$846.5 million. All the outstanding borrowings are due within the next 12 months. Gearing ratio (calculated as net borrowings, after bank balances and cash, over shareholders' fund) increased from approximately 20.5% as at 31 December 2007 to approximately 41.4% as at 30 June 2008. However, as noted from the 2008 interim report of the Company, the current assets of the Group as at 30 June 2008 of approximately HK$2,539.1 million, which mainly comprised investments held for trading of approximately HK$2,241.2 million. The bank balances and cash as at 30 June 2008 only amounted to approximately HK$48.8 million. The net proceeds of the Rights Issue will help to reduce the level of short-term borrowings, improve the gearing of the Group and reorganize the Company's capital structure. In addition, the net proceeds from the Placing would enable the Group to raise longer term fundings (i.e. three years) to refinance its short term financial obligations. The Rights Issue and the Placing can help to improve the working capital position and the financial capability of the Group for future investment opportunities.

We are of the view that the Rights issue and the Placing are essential means for the Group to strengthen its financial position, to reorganize its capital structure so as to release the Group from its near term financial obligation and to capture investment opportunities in the most timely manner and the Rights Issue and the Placing (upon the conversion of the Convertible Bonds) will enable the Company to enlarge its capital base. Accordingly, we concur with the Directors' view that the Rights Issue and the Placing in the interests of the Company and the Shareholders as a whole.

III. Alternative to the Rights Issue and the Placing

The Directors advised that they have considered alternative means for the Group to raise funds other than the Rights Issue, including but not limited to, other forms of debt financing. Given that (i) the unaudited current liabilities of the Group as at 30 June 2008 was approximately HK$1,331.5 million; (ii) the bank and cash balances of the Group as at 30 June 2008 was approximately HK$48.8 million; (iii) certain investment properties and available-for-sale investments of the Group, which accounted for approximately 25.8% of the non-current assets of the Group of approximately HK$1,076.0 million as at 30 June 2007, were pledged as part of the collaterals for the short term credit facilities; and (iv) the unaudited total outstanding borrowings amounted to approximately HK$846.5 million as at 31 October 2008, the Directors expected that further pure debt financing is not a feasible approach to raise funds in the prevailing market environment.

The Company has also considered the possibility of fund raising by way of share placement as an alternative to the Rights Issue. But, unlike the Rights Issue which provides all the Qualifying Shareholders an equal opportunity to participate in the enlargement of the capital base of the Company and at the same time allow them to maintain their proportionate interests in the Company, a share placement would involve an issue of new Shares and result in a dilution of existing Shareholders' interest. As such, the Directors do not consider a share placement to be a desirable alternative to the Rights Issue.

The Rights Issue and the Placing are inter-conditional. Upon completion of the Rights Issue, the Company will be able to raise approximately HK$107,248,997.60 (assuming none of the outstanding Warrants is exercised on or before the Record Date) or approximately HK$129,336,902.40 (assuming all outstanding Warrants are exercised in full on or before the Record Date). On the basis that the Rights Issue and the Placing are completed, the Company will raise a maximum amount of approximately HK$398.2 million (assuming none of the outstanding Warrants is exercised on or before the Record Date) or approximately HK$420.3 million (assuming all outstanding Warrants are exercised in full on or before the Record Date).

We have discussed with the Directors the past performance of the Group for the six months period ended 30 June 2008. We agreed with the Directors that the Rights Issue and the Placing are important means for the Group to enhance its financial position under the prevailing economic climate and capital market environment and are beneficial to, and in the interest of, the Company and the Shareholders as a whole.

Having considered the existing position of the Group and that all Qualifying Shareholders are offered an equal opportunity to participate in the Rights Issue to take up their provisional allotments in full to maintain their respective shareholdings in the Company, we consider that the Rights Issue is an equitable means to raise capital for the Group.

The Rights Issue and the Placing are inter-conditional. Notwithstanding the possible dilution to Shareholders of their shareholdings in the Company upon the conversion of the Convertible Bonds, the Directors confirmed to us that currently, under the prevailing economic climate and capital market environment, the Convertible Bonds is the most flexible and effective means available to the Company to raise funds from a creditor other than its Shareholders. We agreed with the Directors that the Rights Issue and the Placing are the best available means to raise funds for the Group under the current market condition.

IV. Principal terms of the Rights Issue

1. The Subscription Price

The Company proposed to raise not less than approximately HK$110,248,997.60 and not more than HK$132,336,902.40 before expenses by way of a rights issue of not less than 275,622,494 Rights Shares and not more than 330,842,256 Rights Shares at a price of HK$0.40 per Rights Share on the basis of one Rights Share for every existing Share held on the Record Date depending on whether or not any of the outstanding Warrants will be exercised on or before the Record Date.

The Subscription Price of HK$0.40 has been determined based on arm's length negotiations between the Company and the Underwriter with reference to the market price of the Shares under the prevailing market conditions.

Share price performance

Chart I below shows the daily closing price of the Shares versus the Subscription Price commencing from 3 December 2007 (being the historical stock closing price quotation for the precedent twelve calendar months' period as available at the website of the Stock Exchange) up to the Latest Practicable Date (the "Review Period"):

Chart I: Share Price Performance


HKD
7.500
6.750
6.000
5.250
4.500
3.750
3.000
2.250
1.500
0.750
0.000
36000
34000
32000
30000
28000
26000
24000
22000
20000
18000
16000
14000
12000
10000
Subscription Price: HK$0.40
03/12 03/01 04/02 07/03 10/04 14/05 13/06 16/07 15/08 18/09 21/10 20/11 19/12
Closing Price
20-Day Average
50-Day Average
S&P/HKEx LargeCap Index
Suspended

Source: The website of the Stock Exchange (www.hkex.com.hk)

Note: On market days when the Shares are not traded, the closing price equals to that of the preceding trading day.

During the Review Period, the highest closing price and the lowest closing price of the Shares were HK$6.37 (recorded on 6 December 2007) and HK$0.46 (recorded on 27 October 2008) respectively.

The Subscription Price represents:-

(i) a discount of approximately 48.05% to the closing price of HK$0.770 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 49.49% to the average of the closing prices of approximately HK$0.792 per Share as quoted on the Stock Exchange for the five consecutive trading days up to and including the Last Trading Day;

(iii) a discount of approximately 52.94% to the average of the closing prices of approximately HK$0.850 per Share for the ten consecutive trading days up to and including the Last Trading Day;

(iv) a discount of approximately 31.62% to the theoretical ex-right price of approximately HK$0.585 based on the closing price of HK$0.77 per Share as quoted on the Stock Exchange on the Last Trading Day;

(v) a discount of approximately 97.31% to the audited consolidated net asset value per Share of approximately HK$14.850 as at 31 December 2007;

(vi) a discount of approximately 95.15% to the unaudited consolidated net asset value per Share of approximately HK$8.250 as at 30 June 2008; and

(vii) a discount of approximately 32.20% to the closing price of HK$0.590 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

Historical trading volume of the Shares

The following table shows the historical trading volume of the Shares during the Review Period:

Table 2: Trading volume

Month	Total no. of Shares trading	No. of Trading Days	Average daily trading volume	No. of outstanding Shares	Percentage over outstanding Share: Total no. of shares trading	Percentage over outstanding Share: Average daily trading volume
Dec-07	5,392,180	19	283,799	276,183,547	1.95%	0.10%
Jan-08	7,639,945	22	347,270	276,183,547	2.77%	0.13%
Feb-08	3,340,517	19	175,817	276,183,547	1.21%	0.06%
Mar-08	563,300	19	29,647	276,183,547	0.20%	0.01%
Apr-08	4,025,000	21	191,667	276,183,547	1.46%	0.07%
May-08	2,986,777	20	149,339	276,183,547	1.08%	0.05%
Jun-08	2,265,820	20	113,291	275,948,547	0.82%	0.04%
Jul-08	1,285,726	22	58,442	275,948,547	0.47%	0.02%
Aug-08	1,462,880	19	76,994	275,964,162	0.53%	0.03%
Sep-08	3,636,400	21	173,162	275,742,494	1.32%	0.06%
Oct-08	1,568,620	21	74,696	275,622,494	0.57%	0.03%
Nov-08	938,700	20	46,935	275,622,494	0.34%	0.02%
Dec-08 (up to the Latest Practicable Date)	2,545,982	17	149,763	275,622,494	0.92%	0.05%

As illustrated Table 2 above, we noted that the average number of Shares traded constituted only a small portion of the outstanding Shares subsisted in the market during the Review Period. In light of the slim liquidity of the Shares (with an average daily trading volume ranging between approximately 29,647 Shares to approximately 347,270 Shares, representing approximately 0.01% to approximately 0.13% of the Shares in issue during the Review Period), the Directors considered that the setting of the Subscription Price at a lower level is reasonable based on the slim trading of the Shares. The Directors are of the view that the Subscription Price would entice the Qualifying Shareholders to subscribe for the Rights Shares.

2. Comparison of the Subscription Price

As illustrated in Chart I above, the closing prices of the Shares during the Review Period have been higher than the Subscription Price. We noted that it is a common phenomenon for issuers to offer rights shares at a deeper discount to their current share prices in order to provide incentives to qualifying shareholders as well as underwriters to participate in such rights issues.

For the purpose of assessing the fairness and reasonableness of the Subscription Price, we attempted to compare the market prices of the other companies listed on the Main Board of the Stock Exchange with principal businesses and financial positions similar to that of the Company. Although a few of the companies we have selected have principal businesses similar to that of the Company, these companies are each unique in themselves and we are short of finding a conclusive justification for a fair comparison. As a further step, we attempted, to identify, according to the information available in public domain, 20 companies listed on the Stock Exchange which have raised funds by ways of rights issues or open offers which are very similar to rights issues within the six months' period before the Last Trading Day in order to provide Independent Shareholders a reference to consider the Subscription Price in the light of the prevailing market condition under the shadow of the credit crunch and financial turmoil during the second half of the year 2008. We have examined the annual reports of these companies but noted that such companies are not in a business closely similar to the Company. We considered that the inclusion of these companies for comparison purpose would not be able to give a representative and comprehensive information to the Independent Shareholders. Shareholders should, however, note that while listed companies differ from one another, it is a common market practice to price a rights issue or an open offer at a discount to the market price of the relevant shares in order to entice subscription by their shareholders. In addition, the market sentiment and conditions at the relevant time may also play a pivotal role in the determination of the subscription price.

Given that (i) the Subscription Price was determined after arm's length negotiations between the Company and the Underwriter with reference to the market price of the Shares under the prevailing market condition and the slim trading record of the Shares; (ii) all Qualifying Shareholders are offered an equal opportunity to participate in the Rights Issue and to take up their provisional allotments in full at the same price: and (iii) the setting of the Subscription Price at a deeper discount helps entice the Qualifying Shareholders to participate in the Rights Issue, we concur with the Directors that the Subscription Price is in the interest of the Company and is fair and reasonable insofar as the Independent Shareholders are concerned.

V. Potential dilution effect on the shareholding interests of the Independent Shareholders

The changes in the shareholding structure of the Company arising from the Rights Issue and the Placing are as follows:

Scenario 1

Assuming none of the outstanding Warrants is exercised on or before the Record Date:

	As at the Latest Practicable		Immediately following completion of the Rights Issue assuming all the Shareholders take up all their provisional allotments *(Note 1)*		Immediately following completion of the Rights Issue assuming none of the Shareholders take up their provisional allotments *(Note 2)*		Immediately following completion of the Rights Issue assuming none of the Shareholders take up their provisional allotments and the Convertible Bonds are fully converted	
	Number of the Shares	*Shareholding (%)*	*Number of the Shares*	*Shareholding (%)*	*Number of the Shares*	*Shareholding (%)*	*Number of the Shares*	*Shareholding (%)*
Vigor and the parties acting in concert with it	106,484,400	38.63	212,968,800	38.63	382,106,894	69.32	382,106,894	40.17
Placees	-	-	-	-	-	-	400,000,000	42.05
Public Shareholders	169,138,094	61.37	338,276,188	61.37	169,138,094	30.68	169,138,094	17.78
Total	275,622,494	100.00	551,244,988	100.00	551,244,988	100.00	951,244,988	100.00

Notes:

1. Assuming all Shareholders take up their respective provisional allotments of the Rights Shares in full.

2. Assuming (i) none of the Shareholders (save for Vigor takes up the Rights Shares provisionally allotted to it) takes up any provisional allotments of the Rights Shares; and (ii) the provisional allotments of the Right Shares of all Shareholders (save for Vigor) are taken up by Vigor pursuant to the Underwriting Agreement.

Scenario 2

Assuming all the outstanding Warrants are exercised in full on or before the Record Date:

	As at the Latest Practicable		Immediately following completion of the Rights Issue assuming all the Shareholders take up all their provisional allotments *(Note 1)*		Immediately following completion of the Rights Issue assuming none of the Shareholders take up their provisional allotments *(Note 2)*		Immediately following completion of the Rights Issue assuming none of the Shareholders take up their provisional allotments and the Convertible Bonds are fully converted	
	Number of the Shares	*Shareholding (%)*	*Number of the Shares*	*Shareholding (%)*	*Number of the Shares*	*Shareholding (%)*	*Number of the Shares*	*Shareholding (%)*
Vigor and the parties acting in concert with it	106,484,400	38.63	212,562,560	38.62	458,623,536	69.31	458,623,536	43.20
Placees	-	-	-	-	-	-	400,000,000	37.68 *(Note 3)*
Public Shareholders	169,138,094	61.37	406,121,952	61.38	203,060,976	30.69	203,060,976	19.12 *(Note 3)*
Total	275,622,494	100.00	661,684,512	100.00	661,684,512	100.00	1,061,684,512	100.00

Notes:

1. Assuming all Shareholders and holders of the Warrants take up their respective provisional allotments of the Rights Shares in full.

2. Assuming (i) none of the Shareholders (save for Vigor takes up the Rights Shares provisionally allotted to it and any additional Rights Shares allotted to it as a result of exercise of the Warrants held by it) takes up any provisional allotments of the Rights Shares; and (ii) the provisional allotments of the Rights Shares of all Shareholders and holder of the Warrants (save for Vigor) are taken up by Vigor pursuant to the Underwriting Agreement.

3. In the event that the conversion of the Convertible Bonds shall lead to the Company failing to maintain a 25% public float, Vigor has undertaken to place down its Shares or procure the place down of Shares prior to the allotment and issue of the Conversion Shares so as to maintain a 25% public float thereafter in compliance with Rule 13.32(1) of the Listing Rules. It is a provision of the Convertible Bonds that the Company shall comply with and procure the compliance with the Listing Rules and all conditions imposed by the Stock Exchange or by any other competent authority (in Hong Kong or elsewhere) for the issue of the Conversion Shares, for approval of the issue of the Convertible Bonds or for the listing of, and permission to, deal in the Conversion Shares on the Stock Exchange and the continued compliance thereof and as such the Company shall not do or cause to be done anything to breach this term in the Convertible Bonds.

All Qualifying Shareholders are entitled to subscribe for the Rights Shares. For those Qualifying Shareholders who take up their provisional allotments in full under the Rights Issue, their shareholding interests in the Company will remain unchanged upon completion of the Rights Issue. For those Qualifying Shareholders who do not exercise their rights to subscribe for the Rights Shares in full, depending on the extent to which they take up their provisional allotments, their shareholding interests will be diluted up to a maximum of approximately 68.8% upon completion of the Rights Issue and assuming the Warrants are exercised in full and on the basis of a full conversion of the Convertible Bonds. However, they will be able to transfer or dispose of all or a portion of their nil-paid Rights Shares on the Stock Exchange and receive a cash consideration provided that there are purchasers for such nil-paid Rights Shares

Following completion of the Rights Issue and assuming the Warrants are exercised in full, Vigor will continue to be the controlling Shareholder. If none of the Qualifying Shareholders is willing to take up his or her or its provisional allotments of such number of Rights Shares, Vigor will own approximately 69.31% of the issued share capital of the Company as enlarged by the completion of the Rights Issue or approximately 43.20% of the issued share capital of the Company as enlarged by the completion of the Rights Issue and the full exercise of the Convertible Bonds.

On the assumption that the Qualifying Shareholders do not take up the provisional allotments of the Rights Shares in full, their shareholding in the Company will be diluted. However, under the Rights Issue, all Qualifying Shareholders are treated even-handedly and are availed to open opportunities to subscribe the Rights Shares in accordance with their shareholdings in the Company. Indeed, for Qualifying Shareholders who wish to take up the Rights Shares in excess of their provisional allotments, they can apply for excess Rights Shares under the Rights Issue.

Taking into account the above factors, in particular, the following:

(i) the Group's loss-making position for the period ended 30 June 2008;

(ii) the issue of the Rights Shares and the issue of the Conversion Shares under the Convertible Bonds will enlarge and strengthen the capital base of the Company and improve the overall net tangible assets position and gearing position of the Group;

(iii) the Directors considered that the Rights Issue and the Placing are the best financing alternatives available to the Company at the moment to raise long-term funding for the Company under the prevailing economic climate and capital market environment;

(iv) the proposed Rights Issue represents one of the least expensive alternatives for the Company to raise funds for the purpose of reducing the Company's indebtedness; and

(v) the Rights Issue is aimed to be without any dilution effect on the shareholdings of Shareholders and also provides Shareholders with an opportunity to participate in the financing of and thereby benefiting from the growth of the Group,

we consider that possible dilution effect is justifiable.

Attention of the Shareholders is also drawn on the level of dilution and details of conversion in respect of the future dilution to their shareholdings arising from the exercise of the conversion rights attached to the Convertible Bonds as disclosed in the Letter from the Board.

VI. Financial effects of the Rights Issue and the Placing

a. Net tangible assets

As disclosed in the paragraph headed "Unaudited pro forma statement of adjusted consolidated net tangible assets" in Appendix II to the Circular, based on the unaudited consolidated adjusted net tangible assets attributable to the Shareholders as at 30 June 2008 of approximately HK$2,049.4 million and the estimated minimum net proceeds from the Rights Issue of approximately HK$107.2 million, the unaudited pro forma adjusted consolidated net tangible assets attributable to the Shareholders as at 30 June 2008 after completion of the Rights Issue will increase to approximately HK$2,156.7 million.

However, as the Subscription Price of HK$0.40 per Rights Share is lower than the existing value of the net tangible assets per Share, completion of the Rights Issue is expected to reduce the net tangible asset value of the Group on a per Share basis.

b. Liquidity

As stated in the interim report of the Company for the period ended 30 June 2008, the unaudited bank and cash balances of the Group was approximately HK$48.8 million. Immediately upon completion of the Rights Issue and the Placing, the Company would raise net proceeds of approximately HK$107.2 million (assuming none of the outstanding Warrants is exercised on or before the Record Date) or approximately HK$129.3 million (assuming all the outstanding Warrants are exercised in full on or before the Record Date) from the Rights Issue and approximately HK$291 million from the Placing. Accordingly, the cash position, net current assets and current ratio of the Company are expected to improve upon completion of the Rights Issue and the Placing.

c. Gearing ratio

According to the interim report of the Company for the six months period ended 30 June 2008, the gearing ratio (calculated as net borrowings, after bank and cash balances, over shareholders' fund) of the Group was approximately 41.4%. Upon completion of the Rights Issue, the net tangible assets of the Group would increase as a result of the issue of Rights Shares. As such, the gearing ratio of the Group subsequent to completion of the Rights Issue is expected to improve. Assuming the net proceeds from the Placing will be used to repay the short term borrowings, there would be no effect on the gearing ratio of the Group upon completion of the Placing, until the conversion of the Convertible Bonds.

In the light of the above, the Rights Issue and the Placing would have an overall positive effect on the financial position of the Group in terms of the liquidity, net tangible assets and gearing upon completion of the Rights Issue and the issue of Conversion Shares. On such basis, we are of the view that the Rights Issue and the Placing are in the interests of the Company and the Shareholders as a whole.

VII. The Underwriting Arrangement

The Rights Issue is fully underwritten by Vigor and is subject to the terms and conditions of the Underwriting Agreement. Pursuant to the Underwriting Agreement, Vigor shall subscribe for up to 203,060,976 Shares, which are not taken up by the Qualifying Shareholders.

We have reviewed the Underwriting Agreement and have noted that the principal terms as stipulated therein are basically normal commercial terms except for the fact that no underwriting commission would be received by the Underwriter.

We noted from the announcements published by 20 companies listed on the Stock Exchange which have raised funds by ways of rights issues or open offers within the six months' period before the Last Trading Day that the underwriters of the such rights issues or open offers generally charged an underwriting commission of 2.5% on funds raised subject to different market condition and terms of the rights issues.

We consider that by increasing its interests in the Company by way of its commitment under the Underwriting Agreement, Vigor demonstrated its commitment in the Company in its capacity as the controlling Shareholder. This helps to enhance and foster business relationship and confidence in the Group with banking and business partners and customers all alike. We agree with the Directors that, within the foreseeable future, the Group will continue to operate in a challenging environment under the currently very volatile market environment. The Underwriting is a strong advocate of support by Vigor of the Company and of the management of the Company.

Given that the Rights Issue is fully underwritten by Vigor without receiving any underwriting commission and that the participation of Vigor as the Underwriter is on a cost-efficient basis to the Company, we considered that Vigor has demonstrated its further support to the well-being of the financial position of the Company in its position as a controlling Shareholder, we consider that the underwriting arrangement under the Rights Issue and the principal terms of the Underwriting Agreement are fair and reasonable and in the interest of the Company and the Independent Shareholders as a whole.

The terms of the Underwriting Agreement, including termination of the Underwriting Agreement and conditions of the Underwriting Agreement, are set out in the Letter from the Board.

Independent Shareholders should note that the Rights Issue and the Placing are inter-conditional. Upon completion of the Rights Issue and the Placing, the Company will raise an amount of approximately HK$398.2 million (assuming none of the outstanding Warrants is exercised on or before the Record Date) or approximately HK$420.3 million (assuming all outstanding Warrants are exercised in full on or before the Record Date). Given that (i) the proceeds from the Rights Issue and the Placing can improve the working capital and liquidity; (ii) the Rights Issue and the Placing are the best financing alternatives available to the Company at the moment to raise long-term fundings for the Company under the prevailing economic climate and capital market environment; and (iii) the Rights Issue can strengthen the Group's capital base, lower the gearing of the Group, improve the working capital and liquidity and enhance the Group's bargaining position to procure, and to obtain, financing for future potential investment opportunities, we consider the fact that the Rights Issue and the Placing are inter-conditional is fair and reasonable and is in the interest of the Company and the Shareholders as a whole.

VIII. The Whitewash Waiver

As at the date of the Underwriting Agreement, Vigor was interested in 106,484,400 Shares, representing approximately 38.63% of the issued share capital of the Company. In the event that Vigor is required to take up the maximum number of Underwritten Shares, Vigor will be interested in a total of 458,623,536 Shares, representing approximately 69.31% of the issued share capital of the Company as enlarged by the issue of the Rights Shares (assuming all the outstanding Warrants are exercised in full on or before the Record Date). Pursuant to Rule 26 of the Takeovers Code, Vigor and its concert parties will then be obliged to make a mandatory general offer for all the Shares not already owned by them.

An application has been made to the Executive by Vigor for the Whitewash Waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code on 26 November 2008. The Executive has indicated that subject to the approval of the Independent Shareholders taken by way of poll at the SGM, it will grant the Whitewash Waiver. As stated in the Letter from the Board, the conditions of the Underwriting Agreement include, amongst others, the Whitewash Waiver be obtained and the resolutions in relation to the Whitewash Waiver be approved at the SGM. If the Whitewash Waiver is not obtained or not approved by the Independent Shareholders, the Underwriting Agreement will not become unconditional and the Rights Issue and the Placing will not proceed. Accordingly, the Company will lose all the benefits that are expected to be brought by the Rights Issue, including but not limited to, the availability of funds out of the net proceeds to be raised from the Rights Issue for strengthening its capital base and financial position and for the future development of the Group when opportunities arise.

As all Shareholders are given equal opportunity to participate in the Rights Issue and to apply for extra Rights Shares in excess of their provisional allotments, if they so desire, there is no preferential treatment to any Shareholders whose rights are treated on equal basis. We consider the principles of the allotment of the excess Rights Shares on equal basis, which details are set out in the Letter from the Board, are fair and reasonable so far as the Company and the Independent Shareholders are concern as a whole.

Based on our analysis of the terms of the Rights Issue, we consider that the Rights Issue is in the interests of the Company and the Shareholders as a whole. We are of the view that for the purpose of implementing the Rights Issue, the approval of the Whitewash Waiver by the Independent Shareholders at the SGM is in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

We noted the dilutions in net tangible asset value per Share and, the possible dilution to the Shareholders of their shareholdings in the Company subsequent to completion of the Rights Issue and the various discounts of the Subscription Price to the market prices of the Share and the latest published net asset value per Share as set out in above. Nonetheless, having considered the above principal factors and reasons for the Rights Issue and the Whitewash Waiver, in particular,

(i) the net proceeds from the Rights Issue can strengthen the Group's capital base, lower the gearing of the Group, improve the working capital and liquidity and enhance the Group's bargaining position to procure, and to obtain, financing for future potential investment opportunities. As at 31 October 2008, the Group had an indebtedness of approximately HK$846.5 million. As stated in the Letter from the Board, part of the proceeds will be utilized for the repayment of outstanding short-term borrowings and, to the extent not used, for investment when opportunities arise and for general working capital. If the Rights Issue and the Placing could not proceed as planned, the Group would need to secure funding from alternative sources of financing for repayment of its short-term borrowings. The Directors considered that it is more prudent to secure long term financing given the prevailing economic climate and capital market conditions. We are of the view that the Rights Issue is important to help to enhance and to improve the working capital position of the Group;

(ii) the Whitewash Waiver is a condition precedent to the Rights Issue. If the Whitewash Waiver is not approved by the Independent Shareholders, the Rights Issue will not proceed and the Company will lose all the benefits as mentioned in (i) above that are expected to be brought about by completion of the Rights Issue,

we consider that the terms of the Rights Issue and the Whitewash Waiver are fair and reasonable so far as the Independent Shareholders are concerned and the Rights Issue and the Whitewash Waiver are in the interests of the Company and the Independent Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the relevant resolution(s) to be proposed at the SGM to approve, inter alia, the Rights Issue and the Whitewash Waiver.

Shareholders should note that, pursuant to the expected timetable as set out in the Circular, the Shares will be dealt with on an ex-right basis from 9 January 2009. If Vigor terminates the Underwriting Agreement, or any of the conditions of the Underwriting Agreement is not fulfilled (or waived by Vigor), the Rights Issue and the Placing will not proceed. Any person dealing in the Shares on an ex-right basis will accordingly bear the risk that the Underwriting Agreement may not become unconditional and the Rights Issue and the Placing may not proceed. Any Shareholder or other person contemplating selling or purchasing the Shares and the Warrants from now up to the day on which the Underwriting Agreement becomes unconditional, who is in doubt about his/her position, is recommended to consult his/her own professional advisers. Shareholders wishing to accept the Rights Issue should consult their own professional advisers as regards to their tax positions or exposures under the Rights Issue.

Yours faithfully,
For and on behalf of
Asia Investment Management Limited
Alice Kan — *Managing Director*
Hidulf Kwan — *Associate Director*

1. SUMMARY OF FINANCIAL INFORMATION

Set out below is a summary of the audited consolidated income statements and consolidated balance sheets of the Group for the last three years ended 31st December, 2007, as extracted from the relevant published annual reports of the Company for the last three years ended 31st December 2007.

The auditors' reports from Deloitte Touche Tohmatsu in respect of the Group's audited consolidated financial statements for each of the three years ended 31st December 2007, 2006 and 2005 did not contain any qualifications. There were no other exceptional items or extraordinary items of the Group during each of the three years ended 31st December 2005, 2006 and 2007.

CONSOLIDATED INCOME STATEMENT

	For the year ended 31 December		
	2007	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Revenue (excluding securities trading)	55,315	30,589	41,286
Gross proceeds from sale of investments held for trading	2,234,125	1,132,153	130,655
Total	2,289,440	1,162,742	171,941
Continuing operations:			
Revenue (excluding securities trading)	55,315	30,589	41,286
Net gain on investments	1,560,870	801,269	61,970
Other income	24,943	22,297	14,950
Administrative and other expenses	(78,680)	(63,489)	(27,705)
Finance costs	(35,801)	(10,895)	(1,571)
Share of losses of associates	(4,094)	–	–
Gain on disposal of an associate	–	1,740	–
Gain on disposal of a subsidiary	–	–	3,544
Fair value changes on investment properties	37,351	6,856	11,360
Revaluation surplus on buildings	144	387	773
Profit before taxation	1,560,048	788,754	104,607
Taxation	(175,873)	(11,432)	(99)
Profit from continuing operations	1,384,175	777,322	104,508

	For the year ended 31 December		
	2007	2006	2005
	HK$'000	*HK$'000*	*HK$'000*
Discontinued operation:			
Loss for the year from discontinued operation	(1,528)	(4,805)	–
Profit for the year	1,382,647	772,517	104,508
Attributable to:			
Equity holders of the Company	1,378,824	772,468	104,511
Minority interests	3,823	49	(3)
	1,382,647	772,517	104,508
Dividends recognised as distribution	13,846	14,280	15,060
Earnings per share			
From continuing and discontinued operations			
– Basic	HK$4.95	HK$2.67	HK$0.35
From continuing operations			
– Basic	HK$4.96	HK$2.69	HK$0.35
Dividends per share	HK$0.05	HK$0.05	HK$0.05

CONSOLIDATED BALANCE SHEET

	At 31 December		
	2007	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Non-current assets			
Investment properties	110,925	81,589	136,526
Property, plant and equipment	3,796	4,712	51,825
Prepaid lease payments	1,001	2,424	2,483
Interests in associates	368,297	–	–
Available-for-sale investments	849,923	557,375	171,633
Loan notes	–	50,476	86,805
Convertible bonds	–	6,626	–
	1,333,942	703,202	449,272
Current assets			
Available-for-sale investments	9,801	–	–
Loan notes	52,401	–	–
Inventories held for sale-finished goods	–	1,471	1,495
Investments held for trading	3,617,216	1,690,510	886,464
Amount due from a minority shareholder	–	–	4,805
Debtors, deposits and prepayments	41,284	33,708	12,501
Loan receivables	174,015	123,598	74,429
Tax recoverable	4,050	3,543	–
Pledged bank deposits	10,718	–	10,526
Bank balances and cash	67,824	58,007	16,819
	3,977,309	1,910,837	1,007,039
Assets classified as held for sale	–	134,419	–
	3,977,309	2,045,256	1,007,039

	At 31 December		
	2007	2006	2005
	HK$'000	*HK$'000*	*HK$'000*
Current liabilities			
Creditors and accrued charges	97,995	55,480	41,176
Customers' deposits and receipts in advance	14,192	31,283	2,713
Other borrowings	918,838	170,100	100,986
Derivative financial instruments	4,874	–	–
Taxation payable	171,033	15,657	4,315
	1,206,932	272,520	149,190
Liabilities associated with assets classified as held for sale	–	60,044	–
	1,206,932	332,564	149,190
Net current assets	2,770,377	1,712,692	857,849
	4,104,319	2,415,894	1,307,121
Capital and reserves			
Share capital	2,762	2,829	2,975
Reserves	4,097,685	2,396,218	1,281,957
Equity attributable to equity holders of the Company	4,100,447	2,399,047	1,284,932
Minority interests	3,872	16,847	16,798
Total equity	4,104,319	2,415,894	1,301,730
Non current liability			
Deferred tax liability	–	–	5,391
	4,104,319	2,415,894	1,307,121

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE YEAR ENDED 31ST DECEMBER, 2007

The following is the audited financial statements and notes to the financial statements of the Group for the year ended 31st December, 2007 extracted from the annual report 2007 of the Company:

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

	NOTES	2007 HK$'000	2006 HK$'000
Revenue (excluding securities trading)		55,315	30,589
Gross proceeds from sale of investments held for trading		2,234,125	1,132,153
Total		2,289,440	1,162,742
Continuing operations:			
Revenue (excluding securities trading)	6	55,315	30,589
Net gain on investments	8	1,560,870	801,269
Other income	9	24,943	22,297
Administrative and other expenses		(78,680)	(63,489)
Finance costs	10	(35,801)	(10,895)
Share of losses of associates		(4,094)	-
Gain on disposal of an associate		-	1,740
Fair value changes on investment properties		37,351	6,856
Revaluation surplus on buildings		144	387
Profit before taxation		1,560,048	788,754
Taxation	12	(175,873)	(11,432)
Profit from continuing operations		1,384,175	777,322
Discontinued operation:			
Loss for the year from discontinued operation	13	(1,528)	(4,805)
Profit for the year	14	1,382,647	772,517

	NOTES	2007 HK$'000	2006 HK$'000
Attributable to:			
Equity holders of the Company		1,378,824	772,468
Minority interests		3,823	49
		1,382,647	772,517
Dividends recognised as distribution	15	13,846	14,280
Earnings per share	16		
From continuing and discontinued operations			
– Basic		HK$4.95	HK$2.67
From continuing operations			
– Basic		HK$4.96	HK$2.69

CONSOLIDATED BALANCE SHEET

At 31 December 2007

	NOTES	2007 *HK$'000*	2006 *HK$'000*
Non-current assets			
Investment properties	*17*	110,925	81,589
Property, plant and equipment	*18*	3,796	4,712
Prepaid lease payments	*19*	1,001	2,424
Interests in associates	*20*	368,297	–
Available-for-sale investments	*21*	849,923	557,375
Loan notes	*22*	–	50,476
Convertible bonds	*23*	–	6,626
		1,333,942	703,202
Current assets			
Available-for-sale investments	*21*	9,801	–
Loan notes	*22*	52,401	–
Inventories held for sale-finished goods		–	1,471
Investments held for trading	*24*	3,617,216	1,690,510
Debtors, deposits and prepayments	*25*	41,284	33,708
Loan receivables	*26*	174,015	123,598
Tax recoverable		4,050	3,543
Pledged bank deposits	*27*	10,718	–
Bank balances and cash	*27*	67,824	58,007
		3,977,309	1,910,837
Assets classified as held for sale	*28*	–	134,419
		3,977,309	2,045,256

	NOTES	2007 HK$'000	2006 HK$'000
Current liabilities			
Creditors and accrued charges	29	97,995	55,480
Customers' deposits and receipts in advance		14,192	31,283
Other borrowings	30	918,838	170,100
Derivative financial instruments	31	4,874	-
Taxation payable		171,033	15,657
		1,206,932	272,520
Liabilities associated with assets classified as held for sale	28	-	60,044
		1,206,932	332,564
Net current assets		2,770,377	1,712,692
		4,104,319	2,415,894
Capital and reserves			
Share capital	32	2,762	2,829
Reserves		4,097,685	2,396,218
Equity attributable to equity holders of the Company		4,100,447	2,399,047
Minority interests		3,872	16,847
		4,104,319	2,415,894

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2007

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Buildings revaluation reserve HK$'000 (Note)	Investments revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2006	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
Fair value changes on available-for-sale investments	-	-	-	427,864	-	-	-	427,864	-	427,864
Surplus on revaluation of buildings	-	-	210	-	-	-	-	210	-	210
Exchange differences arising from translation of foreign operations	-	-	-	-	-	499	-	499	-	499
Net income recognised directly in equity	-	-	210	427,864	-	499	-	428,573	-	428,573
Transfer to profit or loss on disposal of available-for-sale investments	-	-	-	(26,268)	-	-	-	(26,268)	-	(26,268)
Profit for the year	-	-	-	-	-	-	772,468	772,468	49	772,517
Total recognised income for the year	-	-	210	401,596	-	499	772,468	1,174,773	49	1,174,822
Dividends paid	-	-	-	-	-	-	(14,280)	(14,280)	-	(14,280)
Repurchase of shares	(146)	(46,232)	-	-	146	-	(146)	(46,378)	-	(46,378)
At 31 December 2006	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
Fair value changes on available-for-sale investments	-	-	-	288,183	-	-	-	288,183	-	288,183
Surplus on transfer from prepaid lease payments to investment properties at fair value	-	-	3,242	-	-	-	-	3,242	-	3,242
Surplus on revaluation of buildings	-	-	520	-	-	-	-	520	-	520
Share of changes in equity of associates	-	-	-	-	-	5,944	-	5,944	-	5,944
Exchange differences arising from translation of foreign operations	-	-	-	-	-	2,123	-	2,123	-	2,123
Net income recognised directly in equity	-	-	3,762	288,183	-	8,067	-	300,012	-	300,012
Transfer from profit or loss on disposal of available-for-sale investments	-	-	-	596	-	-	-	596	-	596
Profit for the year	-	-	-	-	-	-	1,378,824	1,378,824	3,823	1,382,647
Total recognised income for the year	-	-	3,762	288,779	-	8,067	1,378,824	1,679,432	3,823	1,683,255
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(16,798)	(16,798)
Reversed previously recognised changes in fair value of investments held for trading	-	-	-	-	-	-	68,265	68,265	-	68,265
Changes in equity of SAC *(as defined in note 20)* on previous held interest	-	-	-	-	-	-	(74)	(74)	-	(74)
Dividends paid	-	-	-	-	-	-	(13,846)	(13,846)	-	(13,846)
Repurchase of shares *(note 32)*	(67)	(32,310)	-	-	67	-	(67)	(32,377)	-	(32,377)
At 31 December 2007	2,762	592,751	5,036	720,879	2,178	9,036	2,767,805	4,100,447	3,872	4,104,319

Note: At 31 December 2007, the balance of building revaluation reserve included surplus of HK$3,242,000, arising from revaluation of prepaid lease payments on transfer of buildings and prepaid lease payments to investment properties carried at fair value.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2007

	NOTES	2007 *HK$'000*	2006 *HK$'000*
OPERATING ACTIVITIES			
Profit before taxation		1,558,547	784,044
Adjustments for:			
Interest income		(10,060)	(11,013)
Depreciation of property, plant and equipment		284	389
Loss on disposal of property, plant and equipment		293	–
(Reversal of) write-down of inventories		(571)	1,070
Interest expense		35,801	10,897
Amortisation of prepaid lease payments		25	59
Gain on disposal of an associate		–	(1,740)
Net loss (gain) on disposal of available-for-sale investments		596	(26,268)
Change in fair value of investments held for trading		(1,259,479)	(439,498)
Discount on early redemption of loan notes		–	3,962
Fair value changes on investment properties		(37,351)	(6,856)
Revaluation surplus on buildings		(144)	(387)
Share of losses of associates		4,094	–
Change in fair value of derivative financial instruments		4,874	–
Operating cash flow before movements in working capital		296,909	314,659
Decrease (increase) in inventories held for sale		2,042	(1,046)
Increase in investments held for trading		(691,999)	(364,548)
Increase in debtors, deposits and prepayments		(7,576)	(21,822)
Increase in loan receivables		(50,417)	(49,169)
Increase in creditors and accrued charges		42,515	38,920
(Decrease) increase in customers' deposits and receipts in advance		(17,091)	58,597
Cash used in operating activities		(425,617)	(24,409)
Interest paid		(35,801)	(10,897)
Tax paid		(21,031)	(3,718)
NET CASH USED IN OPERATING ACTIVITIES		(482,449)	(39,024)

	NOTES	2007 HK$'000	2006 HK$'000
INVESTING ACTIVITIES			
Disposal of a subsidiary	38	71,330	–
Interest received		8,135	3,877
Proceeds from redemption of convertible bonds		6,626	–
Proceeds from disposal of available-for-sale investments		1,434	42,122
Acquisition of associates		(273,484)	–
Purchases of available-for-sale investments		(15,600)	–
(Increase) decrease in pledged bank deposits		(10,718)	10,526
Purchases of property, plant and equipment		(95)	(101)
Net proceeds from redemption of loan notes		–	39,503
Proceeds on disposal of an associate		–	1,740
Purchase of investment property		–	(19,114)
Purchases of convertible bonds		–	(6,626)
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(212,372)	71,927
FINANCING ACTIVITIES			
New borrowings raised		4,447,322	1,451,630
Repayments of borrowings		(3,698,584)	(1,382,516)
Repurchase of shares		(32,377)	(46,378)
Dividends paid		(13,846)	(14,280)
NET CASH FROM FINANCING ACTIVITIES		702,515	8,456
NET INCREASE IN CASH AND CASH EQUIVALENTS		7,694	41,359
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES		2,123	(171)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		58,007	16,819
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash		67,824	58,007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

1. General

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed on page 2 of the annual report.

The consolidated financial statements are presented in Hong Kong dollars ("HKD"), which is the same as the functional currency of the Company.

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 39.

2. Application of new and revised Hong Kong Financial Reporting Standards ("HKFRS")

In the current year, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1 January 2007.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial reporting in hyperinflationary economies
HK(IFRIC) – INT 8	Scope of HKFRS 2
HK(IFRIC) – INT 9	Reassessment of embedded derivatives
HK(IFRIC) – INT 10	Interim financial reporting and impairment

The adoption of the new HKFRSs had no material effect on how the Group's results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior year adjustment has been required.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of financial statements[1]
HKAS 23 (Revised)	Borrowing costs[1]
HKAS 27 (Revised)	Consolidated and separate financial statements[2]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[1]
HKFRS 3 (Revised)	Business combinations[2]
HKFRS 8	Operating segments[1]
HK(IFRIC) – INT 11	HKFRS 2: Group and treasury share transactions[3]
HK(IFRIC) – INT 12	Service concession arranagements[4]
HK(IFRIC) – INT 13	Customer loyalty programmes[5]
HK(IFRIC) – INT 14	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction[4]

[1] *Effective for accounting periods beginning on or after 1 January 2009.*
[2] *Effective for accounting periods beginning on or after 1 July 2009.*
[3] *Effective for accounting periods beginning on or after 1 March 2007.*
[4] *Effective for accounting periods beginning on or after 1 January 2008.*
[5] *Effective for accounting periods beginning on or after 1 July 2008.*

The Directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group except for the adoption of HKFRS 3 (Revised) Business Combinations and HKAS 27 (Revised) Consolidation and Separate Financial Statements. HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) will affect the accounting treatment on changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions.

3. Significant accounting policies

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and securities trading and investment in the normal course of business, net of discounts and sales related taxes.

Trading of securities is recognised on trade date basis when the relevant contracts are executed.

Sales of goods are recognised when goods are delivered and title has passed.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Investment properties

Investment properties are properties held to earn rentals and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair value using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

Construction in progress includes property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amounts, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on the revaluation of buildings is credited to the building revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as expense, in which case the increase is credited to the consolidated income statement to the extent of the decrease previously charged. A decrease in carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the building revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided to write off the cost or fair value of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

Where an item of property, plant and equipment together with the relevant prepaid lease payment, if any, is transferred to an investment property, any difference between the carrying amount and the fair value of that item at the date of transfer is recognised in building revaluation reserve. On the subsequent sale or retirement of the asset, the relevant revaluation reserve will be transferred directly to retained profits.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associates, less any identified impairment losses. When the Group's share of losses of associates equals or exceeds its interest in that associates (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associates recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

For acquisition of associates which involved successive share purchases for which the investment was previously accounted for at fair value with changes in fair value included in profit or loss, cumulative changes in the fair value of previously held ownership interests are reversed through profit or loss and retained profits respectively. The investee's profit or loss, changes in the investee's retained profits and other equity balances after each exchange transaction are included in the profit or loss, retained profits or the relevant reserves respectively to the extent that they relate to the previously held ownership interests.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

Prepaid lease payments

Prepaid lease payments of land under operating lease are charged to the consolidated income statement on a straight-line basis over the lease terms.

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including investments held for trading, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future;

- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

- it is a derivative that is not designated and effective as a hedging instrument.

At each balance sheet date subsequent to initial recognition, investments held for trading are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognise in profit or loss excludes any dividend or interest earned in the financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including loan notes, debt component of convertible bonds, debtors, loan receivables, pledged bank deposits and bank balances are carried at amortised cost using the effective interest method, less any identified impairment losses.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as loans and receivables, held-to-maturity instruments or financial assets at fair value through profit or loss. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss.

Impairment of financial assets

Financial assets, other than investments held for trading, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty;
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial assets, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments and observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of debtors and loan receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When debtors or loan receivables are considered uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date of impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

A financial liability is classified as held for trading if:

- it has been incurred principally for the purpose of repurchasing in the near future; or
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

Other financial liabilities

Other financial liabilities including creditors and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Impairment losses

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Leasehold land and building

The land and building elements of a lease of land and building are considered separately for the purpose of lease classification, unless the lease payments cannot be allocated reliably between the land and building elements, in which case, the entire lease is generally treated as a finance lease and accounted for as property, plant and equipment. To the extent the allocation of the lease payments can be made reliably, leasehold interests in land are accounted for as operating leases.

Retirement benefits scheme

Payments to the Group's defined contribution scheme or Mandatory Provident Fund Scheme are charged as an expense when employees have rendered service entitling them to the contributions.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

4. Key sources of estimation uncertainty

The following are the key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Income taxes

As at 31 December 2007, no deferred tax asset has been recognised in the Group's consolidated balance sheet in relation to the estimated unused tax losses and deductible temporary differences of approximately HK$744 million (2006: HK$1,235 million) and HK$9.4 million (2006: HK$34 million) respectively. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more than expected, further recognition of deferred tax asset in relation to unutilised tax losses may arise, which would be recognised in the consolidated income statement for the period in which such a recognition takes place.

5. Financial instruments

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Directors of the Company considers share capital and retained earnings are the capital of the Group. The Group's overall strategy remains unchanged from prior years.

The Directors of the Company review the capital structure by considering the cost of capital and the risks associated with each class of capital. Based on recommendations of the Directors, the Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the repayment of existing debt.

Categories of financial instruments

	2007	2006
	HK$'000	*HK$'000*
Financial assets		
Investments held for trading	3,617,216	1,690,510
Loans and receivables (including cash and cash equivalents)	345,722	214,606
Available-for-sale financial assets	859,724	557,375
Financial liabilities		
Amortised cost	952,574	217,736
Financial liabilities held for trading	4,874	–

Financial risk management objectives and polices

The Group's major financial instruments include equity investments, loan notes, convertible bonds, loan receivables, debtors, creditors, other borrowings and bank balances. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

Currency risk

Foreign exchange risk is the risk of loss due to adverse movement in foreign exchange rate relating to foreign currency denominated loan receivables, deposits and other borrowings with banks and financial institutions. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of the Group's foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		**Liabilities**	
	2007	**2006**	**2007**	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
United States Dollars ("USD")	130,921	80,225	11,014	–
Renminbi ("RMB")	107,221	81,512	–	–

Sensitivity analysis

As HKD is pegged to USD, the Group does not expect any significant movements in the USD/HKD exchange rates.

The following table details the Group's sensitivity to a 5% increase and decrease in HKD against RMB and all other variables were held constant. 5% is the sensitivity rate used by management in the assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding RMB denominated monetary items and adjusts its translation at the year end for a 5% change in RMB rates. A positive number below indicates an increase in profit for the year where RMB strengthen 5% against HKD. For a 5% weakening of RMB against HKD there would be an equal and opposite impact on the profit for the year.

	2007	**2006**
	HK$'000	*HK$'000*
Increase in profit for the year	5,361	4,075

Price risk

(i) Equity price risk

The Group is exposed to equity price risk through its available-for-sale investments and investments held for trading. The management manages the exposure by maintaining a portfolio of equity investments with different risk profiles.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the reporting date.

If the prices of the respective equity instruments had been 5% higher/ lower and all other variables were held constant, the Group:

- profit for the year ended 31 December 2007 increase/decrease by HK$180,861,000 (2006: increase/decrease by HK$84,526,000) as a result of the changes in fair value of held-for-trading investments; and

- investment revaluation reserve would increase/decrease by HK$41,088,000 (2006: increase/decrease by HK$26,805,000) for the Group as a result of the changes in fair value of available-for-sale investments.

(ii) Foreign currencies risk on non-monetary items

The Group is engaged in securities trading and investments which are denominated in foreign currencies and is therefore exposed to foreign currency price risk. Approximately 15% of the Group's securities trading are denominated in currencies other than the functional currency of the group entity.

The carrying amounts of the Group's foreign currency denominated investments held for trading and available-for-sale investments at the reporting date are as follows:

	2007	**2006**
	HK$'000	*HK$'000*
USD	66,740	20,737
Australian Dollars	186,330	482,620
Malaysian Ringgit	97,483	57,701
New Taiwan Dollars	263,909	115,607

Sensitivity analysis

The following table details the Group's sensitivity to a 5% increase and decrease in HKD against foreign currencies and all other variables were held constant. USD is not included in sensitivity analysis. As HKD is pegged to USD, the Group does not expect any significant movements in the USD/HKD exchange rate. 5% is the sensitivity rate used by management in the assessment of the reasonably possible change in foreign exchange rates. A positive number below indicates an increase in profit for the year where foreign currencies strengthen 5% against HKD. For a 5% weakening of foreign currencies against HKD there would be an equal and opposite impact on the profit for the year and the investment revaluation reserve.

	2007	**2006**
	HK$'000	*HK$'000*
Increase in profit for the year	14,191	27,016
Increase in investment revaluation reserve for the year	13,195	5,780

Interest rate risk

The Group's fair value interest rate risk relates primarily to fixed rate loan notes, fixed rate convertible bonds and fixed rate loan receivables. The Group's cash flow interest rate risk relates to its variable rate loan receivables and other borrowings.

The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises.

The Group's exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note. The Group's cash flow interest rate risk is mainly concentrated on the fluctuation of interest rate arising from the Group's variable-rate loan receivables and variable-rate other borrowings.

If the interest rate of loan receivables and other borrowings had been 100 basis point higher/lower, the Group's profit would decrease/increase by HK$9,168,000 (2006: HK$1,679,000). This is mainly attributable to the increase in loan receivables and other borrowings.

Credit risk

The Group's credit risk are primarily attributable to trade debtors, loan notes, convertible bonds, loan receivables and bank balances.

The Group's maximum exposure to credit risk which will cause a financial loss to the Group in the event of the counterparties' failure to perform their obligations as at 31 December 2007 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

The Group's bank balances are deposited with banks of high credit ratings in Hong Kong.

The Group has significant concentration of credit risk on loan notes, convertible bonds and loan receivables as the credit risk on loan rates, convertible bonds and loan receivables are mainly attributable from certain limited counterparties. Other than these, there is no significant concentration of credit risk in trade debtors as the exposure spread over a number of counter-parties and customers.

In order to minimise credit risk, management has delegated a team to be responsible for the determination of credit limits, credit approvals and other monitoring procedures. In addition, management reviews the recoverable amount of each individual debt, loan notes, convertible bonds, and loan receivables regularly to ensure that adequate impairment losses are recognised for irrecoverable debts. In this regard, management considers that the Group's credit risk is significant reduced.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of borrowings and ensures compliance with loan covenants.

The following table details the Group's remaining contractual maturity for its non-derivative financial liabilities. For derivative financial instruments, the Group has approximately HK$81,689,000 contractual cash outflow in return with listed securities within 1 year.

For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

	Weighted average effective interest rate %	Repayable on demand HK$'000	Less than 1 month HK$'000	1-3 months HK$'000	3 months to 1 year HK$'000	Total undiscounted cash flows HK$'000	Carrying amount at year end HK$'000
As at 31 December 2007							
Non-derivative financial liabilities							
Creditors	-	-	29,826	380	3,530	33,736	33,736
Other borrowings – variable rates	prime rate plus spread	918,838	-	-	-	918,838	918,838
		918,838	29,826	380	3,530	952,574	952,574
As at 31 December 2006							
Non-derivative financial liabilities							
Creditors	-	-	14,762	400	32,474	47,636	47,636
Other borrowings – variable rates	prime rate plus spread	170,100	-	-	-	170,100	170,100
		170,100	14,762	400	32,474	217,736	217,736

Fair value

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices and the fair values of the unit trusts have been determined by reference to the published price quotations;

- the fair values of other financial assets and financial liabilities (excluding derivative financial instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using the relevant prevailing market rates as input; and

- for the option derivative, the fair value is estimated using option pricing model (for example, the binomial model).

The Directors consider that the carrying amounts of financial assets and financial liabilities recorded in the consolidated financial statements approximate their fair value.

6. Revenue (excluding securities trading)

	2007	2006
	HK$'000	*HK$'000*
Dividend income from listed investments	36,512	17,717
Interest income from loan receivables	14,023	9,071
Rental income	4,780	3,801
	55,315	30,589

7. Business and geographical information

Business segments

For management purposes, the Group is currently organised into three operating divisions – securities trading and investments, financial services and property investment. These divisions are the basis on which the Group reports its primary segment information.

The Group was also involved in the business of mobile phone distribution which was discontinued on 31 March 2007 *(see note 13)*.

Segment information about these businesses is presented below:

For the year ended 31 December 2007

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Gross proceeds from sale of investments held for trading	2,234,125	-	-	2,234,125	-	2,234,125
Revenue	36,512	14,023	4,780	55,315	7,681	62,996
Result						
Segment result	1,605,287	13,898	43,402	1,662,587	(2,087)	1,660,500
Share of losses of associates				(4,094)	-	(4,094)
Unallocated other income				11,359	586	11,945
Unallocated corporate expenses				(74,003)	-	(74,003)
Finance costs				(35,801)	-	(35,801)
Profit before taxation				1,560,048	(1,501)	1,558,547
Taxation				(175,873)	(27)	(175,900)
Profit for the year				1,384,175	(1,528)	1,382,647

	Securities trading and investments	Financial services	Property investment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Consolidated balance sheet				
Assets				
Segment assets	4,564,299	174,253	115,722	4,854,274
Interests in associates				368,297
Unallocated corporate assets				88,680
Consolidated total assets				5,311,251
Liabilities				
Segment liabilities	955,935	15,861	2,301	974,097
Unallocated corporate liabilities				232,835
Consolidated total liabilities				1,206,932

	Continuing operations				Discontinued operation		
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Unallocated	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information							
Capital expenditure	-	-	-	-	-	95	95
Depreciation	-	-	139	139	18	127	284
Loss on disposal of property, plant and equipment	-	-	-	-	293	-	293
Reversal of write-down of inventories	-	-	-	-	(571)	-	(571)

For the year ended 31 December 2006

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Gross proceeds from sale of investments held for trading	1,132,153	–	–	1,132,153	–	1,132,153
Revenue	17,717	9,071	3,801	30,589	67,098	97,687
Result						
Segment result	835,379	8,832	9,081	853,292	(4,856)	848,436
Gain on disposal of an associate				1,740	–	1,740
Revaluation surplus on buildings				387	–	387
Unallocated other income				2,322	148	2,470
Unallocated corporate expenses				(58,092)	–	(58,092)
Finance costs				(10,895)	(2)	(10,897)
Profit before taxation				788,754	(4,710)	784,044
Taxation				(11,432)	(95)	(11,527)
Profit for the year				777,322	(4,805)	772,517

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Consolidated balance sheet						
Assets						
Segment assets	2,332,833	127,585	88,529	2,548,947	10,232	2,559,179
Assets classified as held for sale	–	–	134,419	134,419	–	134,419
Unallocated corporate assets						54,860
Consolidated total assets						2,748,458
Liabilities						
Segment liabilities	215,280	2,658	11,138	229,076	5,083	234,159
Liabilities associated with assets classified as held for sale	–	–	60,044	60,044	–	60,044
Unallocated corporate liabilities						38,361
Consolidated total liabilities						332,564

	Continuing operations				Discontinued operation		
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Unallocated	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information							
Capital expenditure	-	-	19,114	19,114	89	12	19,215
Depreciation	-	-	141	141	92	156	389
Write-down of inventories	-	-	-	-	1,070	-	1,070

Geographical segments

The Group's operations are located in Hong Kong and the People's Republic of China (the "PRC").

The Group's securities trading and investments and financial services are mainly carried out in Hong Kong. Rental income from property investment is derived from Hong Kong and the PRC.

The following table provides an analysis of the Group's revenue by geographical market:

	Revenue from continuing operations by geographical market	
	2007	**2006**
	HK$'000	*HK$'000*
Hong Kong	52,754	28,651
The PRC	2,561	1,938
	55,315	30,589

Revenue from the Group's discontinued distribution of mobile phone was derived principally from Hong Kong (2007: HK$7,681,000, 2006: HK$67,098,000).

The following is an analysis of the carrying amount of segment assets, and additions to investment properties and property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to investment properties and property, plant and equipment	
	At 31.12.2007	**At 31.12.2006**	**Year ended 31.12.2007**	**Year ended 31.12.2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	4,817,114	2,490,594	95	19,215
The PRC	37,160	68,585	–	–
	4,854,274	2,559,179	95	19,215

8. Net gain on investments

	2007	**2006**
	HK$'000	*HK$'000*
Change in fair value of investments held for trading *(Note a)*	1,579,182	777,369
Change in fair value of derivative financial instruments *(Note b)*	(17,716)	1,594
Net (loss) gain on disposal of available-for-sale investments	(596)	26,268
Discount on early redemption of loan notes *(Note c)*	–	(3,962)
	1,560,870	801,269

Notes:

(a) Included in change in fair value of investments held for trading, approximately HK$319,703,000 (2006: HK$337,871,000) represented net realised gain on disposal of investments held for trading.

(b) Included in change in fair value of derivative financial instruments, approximately HK$12,842,000 (2006: gain of HK$1,594,000) represented net realised loss on derivatives.

(c) During the year ended 31 December 2006, Allied Group Limited, the issuer of the loan notes, early redeemed all of the loan notes at HK$43,465,000 with a discount on early redemption of HK$3,962,000 at the request of the Group. The net redemption proceed was HK$39,503,000.

9. Other income

	Continuing operations		Discontinued operation		Consolidated	
	2007	2006	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Interest income from:						
– Loan notes	4,036	9,287	–	–	4,036	9,287
– Bank deposits	982	1,264	47	148	1,029	1,412
– Others	4,995	314	–	–	4,995	314
	10,013	10,865	47	148	10,060	11,013
Net exchange gain	9,538	10,668	–	–	9,538	10,668
Others	5,392	764	539	–	5,931	764
	24,943	22,297	586	148	25,529	22,445

10. Finance costs

The amounts represent interest on other borrowings wholly repayable within five years.

11. Directors' emoluments and five highest paid individuals

Directors' emoluments

The Directors' emoluments are analysed as follows:

	For the year ended 31 December 2007				
	Directors' fees *HK$'000*	Salaries and other benefits *HK$'000*	Performance related incentive payments *HK$'000* *(Note)*	Retirement benefits scheme contributions *HK$'000*	Total emoluments *HK$'000*
Executive Directors					
Ms. Chong Sok Un	–	455	55,000	12	55,467
Dato' Wong Peng Chong	–	1,300	600	12	1,912
Mr. Kong Muk Yin	–	1,040	480	12	1,532
Independent Non-executive Directors					
Mr. Lo Wai On	180	–	–	–	180
Mr. Lau Siu Ki	180	–	–	–	180
Mr. Zhang Jian	80	–	–	–	80
	440	2,795	56,080	36	59,351

	For the year ended 31 December 2006				
	Directors' fees HK$'000	Salaries and other benefits HK$'000	Performance related incentive payments HK$'000 (Note)	Retirement benefits scheme contributions HK$'000	Total emoluments HK$'000
Executive Directors					
Ms. Chong Sok Un	–	455	42,000	12	42,467
Dato' Wong Peng Chong	–	1,300	200	12	1,512
Mr. Kong Muk Yin	–	920	160	12	1,092
Independent Non-executive Directors					
Mr. Lo Wai On	180	–	–	–	180
Mr. Lau Siu Ki	180	–	–	–	180
Mr. Yu Qi Hao	80	–	–	–	80
Mr. Zhang Jian	–	–	–	–	–
	440	2,675	42,360	36	45,511

Note: The performance related incentive payments are determined by reference to the individual performance of the Directors and approved by the Remuneration Committee.

During the year, no remuneration was paid by the Group to the Directors as an inducement to join or upon joining the Group or as compensation for loss of office. None of the Directors has waived any remuneration during the year.

Five highest paid individuals

During the year, the five highest paid individuals included three Directors (2006: three), details of their emoluments are set out above. The emoluments for the remaining two (2006: two) highest paid individuals of the Group are as follows:

	2007 HK$'000	2006 HK$'000
Salaries and other benefits	1,000	1,325
Retirement benefits scheme contributions	24	24
	1,024	1,349

The emoluments are within the following bands:

	2007 Number of employees	2006 Number of employees
Nil to HK$1,000,000	2	2

12. Taxation

	Continuing operations		Discontinued operation		Consolidated	
	2007	2006	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Current tax:						
Profits Tax in Hong Kong	172,005	11,247	27	95	172,032	11,342
Enterprise income tax in the PRC	3,868	185	–	–	3,868	185
	175,873	11,432	27	95	175,900	11,527

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit for the year.

Enterprise income tax in the PRC is calculated at 33.3% of estimated assessable profit for both years except for the subsidiary which is eligible for certain tax holidays and concessions on the PRC income tax.

On 16 March 2007, the PRC promulgated the Law of the People's Republic of China on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the People's Republic of China. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for certain subsidiaries from 1 January 2008.

The tax charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2007	2006
	HK$'000	*HK$'000*
Profit (loss) before taxation		
– Continuing operations	1,560,048	788,754
– Discontinued operation	(1,501)	(4,710)
	1,558,547	784,044
Tax at the income tax rate of 17.5%	272,746	137,208
Tax effect of share of losses of associates	716	–
Tax effect of expenses that are not deductible	12,885	10,479
Tax effect of income that is not taxable	(16,823)	(82,438)
Utilisation of tax losses/deductible temporary differences previously not recognised	(98,328)	(54,539)
Tax effect of tax losses not recognised	5,364	989
Effect of different tax rates of subsidiaries operating in other jurisdictions	119	83
Others	(779)	(255)
Taxation	175,900	11,527

13. Discontinued operation

The Group ceased the business operation of mobile phone distribution in year 2007.

The results of the discontinued operation which represented the mobile phone distribution operation from 1 January 2007 to 31 March 2007, which have been included in the consolidated income statement, were as follows:

	Period ended 31.3.2007	**Year ended 31.12.2006**
	HK$'000	*HK$'000*
Turnover	7,681	67,098
Cost of sales	(7,501)	(64,423)
Other income	586	148
Distribution expenses	(1,050)	(4,655)
Administrative and other expenses	(1,217)	(2,876)
Finance costs	–	(2)
Loss before taxation	(1,501)	(4,710)
Taxation	(27)	(95)
Loss for the period/year	(1,528)	(4,805)

During the period from 1 January 2007 to 31 March 2007, the business operation of mobile phone distribution paid HK$4,009,000 (1.1.2006 to 31.12.2006: HK$5.123,000) to the Group's net operating cash flows, received HK$47,000 (1.1.2006 to 31.12.2006: HK$23,000) in respect of investing activities and paid HK$11,397,000 (1.1.2006 to 31.12.2006: received HK$8,003,000) in respect of financing activities.

14. Profit for the year

	Continuing operations		Discontinued operation		Consolidated	
	2007	2006	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Profit for the year has been arrived at after charging (crediting):						
Auditor's remuneration	1,402	1,020	–	–	1,402	1,020
Cost of inventories recognised as expenses	–	–	7,855	62,847	7,855	62,847
Amortisation of prepaid lease payments	25	59	–	–	25	59
Depreciation of property, plant and equipment	266	297	18	92	284	389
(Reversal of) write-down of inventories	–	–	(571)	1,070	(571)	1,070
Loss on disposal of property, plant and equipment	–	–	293	–	293	–
Staff costs, inclusive of directors' emoluments	61,784	48,948	944	3,612	62,728	52,560
Gross rental income from properties	(4,780)	(3,801)	–	–	(4,780)	(3,801)
Less: Direct operating expenses that generated rental income	1,423	1,535	–	–	1,423	1,535
Direct operating expenses that did not generate rental income	22	41	–	–	22	41
Net rental income	(3,335)	(2,225)	–	–	(3,335)	(2,225)

15. Dividends

	2007	2006
	HK$'000	*HK$'000*
Dividends recognised as distribution during the year:		
Interim dividend, paid – HK$0.01 per share (2006: HK$0.01)	2,762	2,855
2006 Final dividend paid – HK$0.04 per share	11,084	–
2005 Final dividend paid – HK$0.04 per share	–	11,425
	13,846	14,280

The final dividend of HK$0.04 per share for the year ended 31 December 2007 has been proposed by the Directors and is subject to approval by the shareholders in the annual general meeting.

16. Earnings per share

From continuing and discontinued operations

The calculation of basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	2007	2006
	HK$'000	*HK$'000*
Earnings for the purpose of basic earnings per share (Profit for the year attributable to equity holders of the Company)	1,378,824	772,468
	Number of shares	**Number of shares**
Weighted average number of ordinary shares for the purposes of basic earnings per share	278,496,620	289,070,361

No diluted earnings per share have been presented as there were no potential ordinary shares issued in both years.

From continuing operations

The calculation of the basic earnings per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

	2007	**2006**
	HK$'000	*HK$'000*
Earnings for the year attributable to equity holders of the Company	1,378,824	772,468
Add: Loss for the period from discontinued operation	1,528	4,805
Earnings for the purposes of basic earnings per share from continuing operations	1,380,352	777,273

The denominators used are the same as those detailed above for basic earnings per share.

From discontinued operation

Basic loss per share for the discontinued operation is HK$0.005 per share (2006: HK$0.017 per share). The calculation of the basic loss per share was based on the loss for the period from the discontinued operation of HK$1,528,000 (2006: loss for the year of HK$4,805,000) attributable to the ordinary equity holders of the Company and the denominators detailed above for basic earnings per share.

17. Investment properties

	HK$'000
FAIR VALUE	
At 1 January 2006	136,526
Exchange adjustments	321
Addition	19,114
Investment property classified as held for sale *(note 28)*	(80,953)
Transfer from building	780
Transfer to building	(1,055)
Gain on fair value change for the year	6,856
At 31 December 2006	81,589
Transfer from prepaid lease payments	4,640
Transfer from building	1,098
Gain on fair value change for the year	23,598
At 31 December 2007	110,925

The Group's investment properties are analysed as follows:

	2007 *HK$'000*	**2006** *HK$'000*
Properties held under medium term leases:		
– in Hong Kong	73,765	53,559
– in the PRC	33,350	24,950
Properties situated in the PRC held under long leases	3,810	3,080
	110,925	81,589

The fair value of the Group's investment properties at 31 December 2007 have been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited, independent qualified professional valuers not connected with the Group. DTZ Debenham Tie Leung Limited is a member of the institute of valuers and has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to International Valuation Standards, was arrived at by reference to market evidence of transaction prices for similar properties.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

18. Property, plant and equipment

	Construction in progress	Buildings in Hong Kong under medium-term lease	Computer and electronic equipment	Furniture and fixtures	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
COST OR VALUATION						
At 1 January 2006	47,697	3,320	2,185	3,109	501	56,812
Exchange adjustment	349	–	–	–	–	349
Additions	–	–	100	1	–	101
Revaluation increase	–	510	–	–	–	510
Transfer from investment properties	–	1,055	–	–	–	1,055
Transfer to investment properties	–	(780)	–	–	–	(780)
Assets as held for sale *(note 28)*	(48,046)	–	–	–	–	(48,046)
At 1 January 2007	–	4,105	2,285	3,110	501	10,001
Additions	–	–	35	60	–	95
Disposals	–	–	(1,571)	(1,491)	–	(3,062)
Revaluation increase	–	579	–	–	–	579
Transfer to investment properties	–	(1,098)	–	–	–	(1,098)
At 31 December 2007	–	3,586	749	1,679	501	6,515
Comprising:						
At cost	–	–	749	1,679	501	2,929
At valuation – 2007	–	3,586	–	–	–	3,586
	–	3,586	749	1,679	501	6,515
DEPRECIATION						
At 1 January 2006	–	–	1,945	2,541	501	4,987
Provided for the year	–	87	139	163	–	389
Eliminated on revaluation	–	(87)	–	–	–	(87)
At 1 January 2007	–	–	2,084	2,704	501	5,289
Provided for the year	–	85	67	132	–	284
Eliminated on disposals	–	–	(1,455)	(1,314)	–	(2,769)
Eliminated on revaluation	–	(85)	–	–	–	(85)
At 31 December 2007	–	–	696	1,522	501	2,719
CARRYING VALUES						
At 31 December 2007	–	3,586	53	157	–	3,796
At 31 December 2006	–	4,105	201	406	–	4,712

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Buildings	Over the shorter of the lease terms or 30-50 years
Computer and electronic equipment	20%
Furniture and fixtures	20%
Motor vehicles	20% – 50%

The buildings of the Group were valued on 31 December 2007 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on a market value basis. DTZ Debenham Tie Leung Limited is not connected with the Group. The revaluation surplus on buildings of HK$664,000 (2006: HK$597,000) has been credited to the consolidated income statement and to the building revaluation reserve of HK$144,000 (2006: HK$387,000) and HK$520,000 (2006: HK$210,000) respectively.

If the buildings had not been revalued, they would have been included in these consolidated financial statements at historical cost less accumulated depreciation of HK$1,360,000 (2006: HK$2,156,000).

19. Prepaid lease payments

The Group's prepaid lease payments represent leasehold land in Hong Kong held under medium term leases.

The leasehold land is amortised on a straight-line basis over the remaining term of the leases.

20. Interests in associates

	2007	2006
	HK$'000	*HK$'000*
Cost of investments in associates		
Listed in Hong Kong	184,640	–
Unlisted	181,807	–
Share of post-acquisition losses and reserves, net of dividends received	1,850	–
	368,297	–
Fair value of listed investments	534,218	–

As at 31 December 2007, the Group had interests in the following associates:

Name of entities	Form of business structure	Place/ Country of incorporation/ registration	Principal place of operation	Class of share held	Number of shares held by the Group	Proportion of nominal value of issued capital/ registered capital held by the Group %	Proportion of voting power held %	Principal activity
Shanghai Allied Cement Limited ("SAC")	Incorporated	Bermuda	The PRC	Ordinary	197,858,680	27.1	27.1	Investment holding
Printronics Electronics Limited ("Printronics")	Incorporated	Hong Kong	The PRC	Ordinary	2	40	40	Investment holding

During the year, the Group acquired an additional 17% equity interest in SAC ("Acquisition") at a consideration of approximately HK$87,763,000 and acquired 40% equity interest in Printronics at a consideration of approximately HK$181,807,000.

Before the Acquisition, the Group had 9.99% equity interest in SAC and the investment was accounted for as investments held for trading. Following the completion of the Acquisition on 29 June 2007, the Group has a 26.99% beneficially interest in SAC and is able to exercise significant influence on SAC. Accordingly, SAC has become an associate of the Group. On 29 June 2007, the cumulative fair value changes of the Group's 9.99% equity interest in SAC was accounted for as explained in note 3.

On 20 September 2007, the Group further acquired 0.14% equity interest in SAC in open market at a consideration of approximately HK$3,914,000. At the balance sheet date, the total number of SAC shares held by the Group was 197,858,680.

Included in the cost of interests in associates is goodwill of HK$228,509,000 arising on acquisitions of associates during the year.

The summarised financial information in respect of the Group's associates is set out below:

	2007	2006
	HK$'000	*HK$'000*
Total assets	1,284,974	–
Total liabilities	(838,021)	–
Net assets	446,953	–
Group's share of net assets of associates	140,538	–
Revenue	434,300	–
Losses since acquisition dates of relevant associates	(16,569)	–
Group's share of losses of associates for the year	(4,094)	–

21. Available-for-sale investments

Available-for-sale investments comprise:

	2007 *HK$'000*	2006 *HK$'000*
Listed investments:		
– Equity securities listed in Hong Kong	557,853	420,503
– Equity securities listed elsewhere *(Note)*	263,909	115,607
	821,762	536,110
Unlisted investments:		
– Unit trusts	37,284	20,737
– Club debentures	678	528
	37,962	21,265
Total	859,724	557,375
Analysed for reporting purposes as:		
Current assets	9,801	–
Non-current assets	849,923	557,375
	859,724	557,375

Note: The currency of the equity securities listed elsewhere is mainly denominated in New Taiwan Dollars.

22. Loan notes

The loan notes were issued by Sun Hung Kai & Co. Limited ("SHK"). The loan notes bear interest at 4% per annum (effective interest rate: 7.9%) with maturity date on 7 March 2008 and are redeemable by SHK if specifically agreed by both parties.

23. Convertible bonds

	2007 *HK$'000*	2006 *HK$'000*
Unlisted debt securities	–	6,626

During the year ended 31 December 2007, the bonds issuer redeemed all of its bonds.

24. Investments held for trading

Investments held for trading include:

	2007 *HK$'000*	2006 *HK$'000*
Listed securities:		
– Equity securities listed in Hong Kong	3,294,145	1,150,189
– Equity securities listed elsewhere *(Note)*	323,071	540,321
	3,617,216	1,690,510

As at 31 December 2007, particulars of the Group's investments in the equity securities which exceed 10% of the assets of the Group disclosed pursuant to Section 129(2) of the Hong Kong Companies Ordinance are as follows:

Name of company	Place of incorporation	Class of shares	Number of shares held by the Group	Percentage of issued share capital held by the Group
Allied Properties (H.K.) Limited	Hong Kong	Ordinary	336,664,000	6.0%
Allied Group Limited	Hong Kong	Ordinary	14,246,494	5.8%
Sun Hung Kai & Co. Limited	Hong Kong	Ordinary	93,997,265	5.6%
APAC Resources Limited	Hong Kong	Ordinary	598,120,000	12.7%

Note: The currency of the equity securities listed elsewhere is mainly denominated in Australian Dollars and Malaysian Ringgit.

25. Debtors, deposits and prepayments

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

The following is an aged analysis of trade debtors:

	2007	2006
	HK$'000	*HK$'000*
Within 90 days	1,992	6,150
91 – 180 days	–	992
181 – 360 days	–	258
	1,992	7,400
Other debtors, deposits and prepayments	39,292	26,308
	41,284	33,708

There is no allowance for doubtful debts in both years.

26. Loan receivables

	2007	2006
	HK$'000	*HK$'000*
Fixed-rate loan	172,015	121,380
Variable-rate loan	2,000	2,218
	174,015	123,598

In determining the recoverability of the loan receivables, the Group considers each loan receivable based on the evaluation of collectability and aging analysis of accounts and on management's judgment, including the current creditworthiness, collaterals and the past collection history of each client.

The average interest rate for the fixed-rate loan receivables was approximately 10% (2006: 11%) per annum.

The contracted interest rates of the variable-rate loan receivables denominated in Hong Kong dollars range from The Hongkong and Shanghai Banking Corporation Limited ("HSBC") prime rate to HSBC prime rate plus 2% with effective interest rate of 8% (2006: 10%). Interest is normally repriced every six months.

The loan receivables with a carrying amount of HK$143,415,000 (2006: HK$82,102,000) are secured by certain deposits and unlisted securities which are neither past due nor impaired at the reporting date for which the Group believes that the amounts are considered recoverable.

27. Pledged bank deposits and bank balances

Bank balances carry interest at market rates which range from 2% to 5.25% (2006: 2.75% to 4.60%).

The pledged bank deposits represent deposit pledged to banks to secure banking facilities granted to the Group and carry fixed interest rate range from 1% to 3.40%.

28. Disposal group classified as held for sale

On 23 March 2006, the Group entered into a sale and purchase agreement with an independent third party pursuant to which the Group agreed to dispose of and the independent third party agreed to purchase the entire 75% equity interest in 深圳市天利安實業發展有限(「天利安」), a non-wholly owned subsidiary of the Company, together with the amount due from a minority shareholder at an aggregate consideration of RMB99,900,000 (equivalent to HK$99,900,000). The consideration was finalised to RMB102,550,000 (equivalent to HK$101,357,000). The assets and liabilities related to 天利安, which are expected to be sold within twelve months, have been classified as a disposal group held for sale and are presented separately in the consolidated balance sheet as at 31 December 2006. The transaction was completed on 3 April 2007.

The major classes of assets and liabilities associated with the disposal group classified as held for sale are as follows:

	31.12.2006
	HK$'000
Investment property	80,953
Property, plant and equipment	48,046
Debtors, deposits and prepayments	615
Amount due from a minority shareholder	4,805
Total assets classified as held for sale	134,419
Creditors and accrued charges	24,616
Deposit received	30,027
Deferred tax liability	5,391
Taxation payable	10
Liabilities associated with assets classified as held for sale	60,044

29. Creditors and accrued charges

Creditors and accrued charges principally comprise amounts outstanding for trade purpose and ongoing costs.

An aged analysis of trade creditors is as follows:

	2007	**2006**
	HK$'000	*HK$'000*
Trade creditors due within 90 days	29,778	14,684
Other creditors and accrued charges	68,217	40,796
	97,995	55,480

30. Other borrowings

Other borrowings represent securities margin financing received from stock broking, futures and options broking house and were secured by certain collateral of the Group as disclosed in note 34. Additional funds or collateral are required if the balance of the borrowings exceeds the eligible margin value of securities pledged to the broking house. The collateral can be sold at the broking house's discretion to settle any outstanding borrowings owed by the Group. The entire borrowings are secured by the Group's marketable securities, repayable on demand and bear variable interest ranging from 3.4% to 8.0% (2006: 4.35% to 8.25%).

31. Derivative financial instruments

The derivative financial instruments comprise derivative contracts linked with the equity securities listed in Hong Kong with certain brokers for a period of one year.

The fair value of derivative financial instruments is determined based on market values provided by the counterparty financial institutions.

32. Share capital

	Number of shares		Value	
	2007	**2006**	**2007**	**2006**
			HK$'000	*HK$'000*
Ordinary shares of HK$0.01 each				
Authorised:				
At beginning and end of the year	30,000,000,000	30,000,000,000	300,000	300,000
Issued and fully paid:				
At beginning of the year	282,883,547	297,479,547	2,829	2,975
Repurchase of shares	(6,700,000)	(14,596,000)	(67)	(146)
At end of the year	276,183,547	282,883,547	2,762	2,829

During the year, the Company repurchased its own shares through the Stock Exchange as follows:

Month of repurchase	Number of ordinary shares of HK$0.01 each	Price per share Highest	Price per share Lowest	Aggregate consideration paid
		HK$	*HK$*	*HK$'000*
February 2007	348,000	3.38	3.30	1,169
March 2007	548,000	3.36	3.15	1,820
April 2007	1,816,000	4.13	4.08	7,493
May 2007	2,760,000	5.64	4.37	13,795
June 2007	768,000	6.55	5.90	4,813
July 2007	316,000	7.70	6.60	2,181
August 2007	144,000	8.13	6.60	1,106
	6,700,000			32,377

The repurchased shares were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase of the shares of HK$32,310,000 has been charged to the share premium account. An amount equivalent to the nominal value of the shares cancelled has been transferred from the retained profits of the Company to the capital redemption reserve.

The repurchases of the Company's shares during the year were effected by the Directors, pursuant to the mandate from shareholders, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Group.

33. Deferred taxation

	Revaluation of properties *HK$'000*	Tax losses *HK$'000*	Total *HK$'000*
At 1 January 2006	322	(322)	–
Charge (credit) to consolidated income statement for the year	95	(95)	–
At 31 December 2006	417	(417)	–
Charge (credit) to consolidated income statement for the year	2,672	(2,672)	–
At 31 December 2007	3,089	(3,089)	–

At 31 December 2007, the Group has estimated unused tax losses of approximately HK$744 million (2006: HK$1,235 million), for offset against future profits. A deferred tax asset has been recognised in respect of approximately HK$17.6 million (2006: HK$2.4 million) of such losses. No deferred tax asset has been recognised in respect of remaining estimated tax losses of HK$726.4 million (2006: HK$1,232.6 million) due to the unpredictability of future profit streams. These estimated tax losses may be carried forward indefinitely.

The Group has deductible temporary differences of approximately HK$9.4 million (2006: HK$34 million). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

34. Pledge of assets

At the balance sheet date, the following assets of the Group were pledged to banks and securities brokers house to secure short term credit facilities:

	2007	2006
	HK$'000	*HK$'000*
Investment properties	33,300	26,640
Investments held for trading	3,121,898	1,210,235
Available-for-sale investments	460,628	115,607
Securities brokers house deposits	–	196
Pledged bank deposits	10,718	–
	3,626,544	1,352,678

35. Lease commitments

The Group as lessee

	2007	2006
	HK$'000	*HK$'000*
Minimum lease payments paid under operating leases in respect of premises	1,920	1,951

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2007	2006
	HK$'000	*HK$'000*
Within one year	1,966	875
In the second to fifth year inclusive	4,587	–
	6,553	875

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated and rentals are fixed for a lease term of two years.

The Group as lessor

Property rental income earned during the year was approximately HK$4,780,000 (2006: HK$3,801,000). The properties held have committed tenants for a lease term of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2007	2006
	HK$'000	*HK$'000*
Within one year	3,293	3,778
In the second to fifth year inclusive	472	2,739
	3,765	6,517

36. Retirement benefits schemes

The Group operates a defined contribution retirement benefits scheme for its qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of independent trustee.

The retirement benefits scheme contributions charged to the consolidated income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Group or will be refunded to the Company upon request.

As at 31 December 2007, forfeited contributions was HK$419,000 (2006: Nil), which arose upon employees leaving the scheme and which were available to reduce the contributions payable by the Group in future years.

In addition to the defined contribution retirement benefits scheme, the Group is required to contribute to Mandatory Provident Fund for certain employees in Hong Kong based on applicable rates of monthly salary in accordance with the relevant regulations.

During the year, the retirement benefits scheme contributions charged to consolidated income statement were HK$157,000 (2006: HK$270,000).

37. Related party transactions

Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group during the year was as follows:

	2007	**2006**
	HK$'000	*HK$'000*
Salaries and other short-term employee benefits	60,315	46,800
Retirement benefits costs	60	60
	60,375	46,860

The remuneration of Directors and key executives is determined by the Remuneration Committee having regard to the performance of individuals and market trends.

38. Disposal of a subsidiary

During the year ended 31 December 2007, the Group disposed of a non-wholly owned subsidiary:

	HK$'000
NET ASSETS DISPOSED OF	
Investment property	94,706
Property, plant and equipment	48,046
Debtors, deposits and prepayments	615
Amount due from a minority shareholder	4,805
Creditors and accrued charges	(24,616)
Deferred tax liability	(5,391)
Taxation liability	(10)
	118,155
Minority interests	(16,798)
Net assets disposed of	101,357
Total consideration satisfied by:	
Deposits received in advance	30,027
Bank balances and cash	71,330
	101,357
Net cash inflow arising on disposal:	
Cash consideration	71,330

The assets and liabilities related to this subsidiary have been classified as a disposal group held for sale and are presented separately in the consolidated balance sheet as at 31 December 2006.

The assets held by the subsidiary are mainly investment property. The fair value gain of HK$13,753,000 on the investment property upon the disposal was recognised in the consolidated income statement during the year ended 31 December 2007.

39. Particulars of principal subsidiaries

Particulars of the principal subsidiaries as at 31 December 2007 are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Directly held				
Besford International Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Classic Fortune Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Mission Time Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Star Paging (BVI) Limited	The British Virgin Islands	Ordinary US$400	100%	Investment holding
Yuenwell Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Indirectly held				
China Capital Holdings Limited	Hong Kong	Ordinary HK$2	100%	Treasury service
China Online (Bermuda) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
China Online Nominees Limited	Hong Kong	Ordinary HK$200	100%	Investment holding and provision of nominee services
China Online Secretaries Limited	Hong Kong	Ordinary HK$2	100%	Provision of secretarial services
Focus Clear Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Forepower Limited	The British Virgin Islands	Ordinary US$1	100%	Property investment in Hong Kong
Future Rise Investments Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in overseas
Genwo Limited	Hong Kong	Ordinary HK$200,000	100%	Property investment
Gold Chopsticks Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Honest Opportunity Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading and investment in Hong Kong and overseas
Join Capital Limited	Hong Kong	Ordinary HK$2	100%	Money lending
Keentime Investments Limited	The British Virgin Islands	Ordinary US$2	50%	Securities trading in Hong Kong
Kintic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
Konnic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
Rich Investments Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Sinway Limited	Hong Kong	Ordinary HK$2	100%	Mobile handsets distribution
Sparkling Summer Limited	The British Virgin Islands	Ordinary US$6,500,000	100%	Securities trading in Hong Kong and overseas
Star Charter Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Star Telecom (China Investment) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Star Telecom Holding Limited	Hong Kong	Ordinary HK$200 Deferred# HK$4,000,000	100%	Investment holding
Star Telecom Limited	Hong Kong	Ordinary HK$3,000,000	100%	Mobile handsets distribution
Star Telecom Properties Limited	Hong Kong	Ordinary HK$200	100%	Investment and property holding
Taskwell Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Tricom Tianchi Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Vinka Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Widerich Limited	Hong Kong	Ordinary HK$2	100%	Property investment
星電電子技術發展（深圳）有限公司*	The PRC	Registered HK$1,000,000	100%	Research and development for computer software and relevant technical consultancy services

\# *The deferred shares, which are not held by the Group, practically carry no rights to any dividend or to receive notice of or to attend or vote at any general meeting of the company or to any distribution in winding up.*

* *Wholly foreign-owned enterprise.*

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

All subsidiaries operate principally in their places of incorporation unless specified otherwise under "Principal activities".

None of the subsidiaries had any debts securities subsisting at 31 December 2007 or at any time during the year.

3. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTH ENDED 30TH JUNE, 2008

The following is the unaudited condensed consolidated financial statements and notes to the financial statements of the Group for the six months ended 30th June, 2008 extracted from the 2008 interim report of the Company:

The unaudited condensed consolidated financial statements have not been audited, but have been reviewed by the Company's auditor, Deloitte Touche Tohmatsu, in accordance with the Hong Kong Standard on Review Engagement 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Company's Audit Committee. There were no other exceptional items or extraordinary items of the Group for the six months period ended 30th June 2008.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	
		30.6.2008	**30.6.2007**
	Notes	*HK$'000*	*HK$'000*
		(unaudited)	(unaudited)
Revenue (excluding securities trading)		13,939	15,561
Gross proceeds from sales of investments held for trading		169,423	1,100,144
Total		183,362	1,115,705
Rental income		2,056	2,294
Dividend income from listed investments		4,192	6,770
Interest income from loan receivables		7,691	6,497
Net (loss) gain on investments	4	(1,504,066)	572,584
Other income		5,375	15,494
Administrative expenses		(9,187)	(8,223)
Finance costs	5	(25,265)	(8,994)
Fair value changes on investment properties	17	–	14,707
Share of (losses) profits of associates		(6,243)	609
(Loss) profit before taxation		(1,525,447)	601,738
Taxation	6	(1,413)	(62,769)
(Loss) profit from continuing operations		(1,526,860)	538,969
Discontinued operation:			
Loss for the period from discontinued operation	7	–	(1,548)
(Loss) profit for the period	8	(1,526,860)	537,421

	Notes	Six months ended 30.6.2008 HK$'000 (unaudited)	30.6.2007 HK$'000 (unaudited)
Attributable to:			
Equity holders of the Company		(1,528,615)	528,424
Minority interests		1,755	8,997
		(1,526,860)	537,421
Dividends recognised as distribution	9	11,047	11,084
(Loss) earnings per share	10		
From continuing and discontinued operations			
– Basic		(HK$5.54)	HK$1.88
From continuing operations			
– Basic		(HK$5.54)	HK$1.89
Dividends per share		–	HK$0.01

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30.6.2008 HK$'000 (unaudited)	As at 31.12.2007 HK$'000 (audited)
Non-current assets			
Investment properties	11	113,299	110,925
Property, plant and equipment	11	2,998	3,796
Prepaid lease payments		55	1,001
Interest in associates		371,407	368,297
Available-for-sale investments		588,245	849,923
		1,076,004	1,333,942
Current assets			
Available-for-sale investments		–	9,801
Loan notes		–	52,401
Investments held for trading		2,241,189	3,617,216
Debtors, deposits and prepayments	12	71,356	41,284
Loan receivables		164,877	174,015
Tax recoverable		4,050	4,050
Pledged bank deposits		8,845	10,718
Bank balances and cash		48,769	67,824
		2,539,086	3,977,309
Current liabilities			
Creditors and accrued charges	13	99,786	97,995
Customers' deposits and receipts in advance		34,934	14,192
Other borrowings	14	1,000,116	918,838
Derivative financial instruments		25,702	4,874
Taxation payable		170,974	171,033
		1,331,512	1,206,932
Net current assets		1,207,574	2,770,377
Total assets less current liabilities		2,283,578	4,104,319

	Notes	As at 30.6.2008 HK$'000 (unaudited)	As at 31.12.2007 HK$'000 (audited)
Capital and reserves			
Share capital	15	2,760	2,762
Reserves		2,275,191	4,097,685
Equity attributable to equity holders of the Company		2,277,951	4,100,447
Minority interests		5,627	3,872
Total equity		2,283,578	4,104,319

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2008

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Buildings revaluation reserve HK$'000	Investments revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Sub-total HK$'000	Minority interests HK$'000	Total HK$'000
At 1 January 2007 (audited)	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
Fair value changes on available-for-sale investments	-	-	-	32,111	-	-	-	32,111	-	32,111
Exchange difference arising from translation of foreign operations	-	-	-	-	-	1,462	-	1,462	-	1,462
Net income recognised directly in equity	-	-	-	32,111	-	1,462	-	33,573	-	33,573
Realised upon disposal of available-for-sale investments	-	-	-	596	-	-	-	596	-	596
Profit for the period	-	-	-	-	-	-	528,424	528,424	8,997	537,421
Total recognised income and expense for the period	-	-	-	32,707	-	1,462	528,424	562,593	8,997	571,590
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(16,798)	(16,798)
Reversed previously recognised changes in fair value of investments held for trading	-	-	-	-	-	-	68,266	68,266	-	68,266
Changes in equity of an associate on previously held interest	-	-	-	-	-	-	(74)	(74)	-	(74)
Repurchase of shares	(63)	(29,027)	-	-	63	-	(63)	(29,090)	-	(29,090)
Dividends paid	-	-	-	-	-	-	(11,084)	(11,084)	-	(11,084)
At 30 June 2007 (unaudited)	2,766	596,034	1,274	464,807	2,174	2,431	1,920,172	2,989,658	9,046	2,998,704
At 1 January 2008 (audited)	2,762	592,751	5,036	720,879	2,178	9,036	2,767,805	4,100,447	3,872	4,104,319
Fair value changes on available-for-sale investments	-	-	-	(292,814)	-	-	-	(292,814)	-	(292,814)
Share of changes in equity of associates	-	-	-	-	-	9,353	-	9,353	-	9,353
Exchange difference arising from translation of foreign operations	-	-	-	-	-	3,712	-	3,712	-	3,712
Net income and expenses recognised directly in equity	-	-	-	(292,814)	-	13,065	-	(279,749)	-	(279,749)
Realised upon disposal of available-for-sale investments	-	-	-	(2,104)	-	-	-	(2,104)	-	(2,104)
(Loss) profit for the period	-	-	-	-	-	-	(1,528,615)	(1,528,615)	1,755	(1,526,860)
Total recognised income and expense for the period	-	-	-	(294,918)	-	13,065	(1,528,615)	(1,810,468)	1,755	(1,808,713)
Repurchase of shares	(2)	(981)	-	-	2	-	-	(981)	-	(981)
Dividends paid	-	-	-	-	-	-	(11,047)	(11,047)	-	(11,047)
At 30 June 2008 (unaudited)	2,760	591,770	5,036	425,961	2,180	22,101	1,228,143	2,277,951	5,627	2,283,578

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2008

	Six months ended	
	30.6.2008	**30.6.2007**
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
NET CASH USED IN OPERATING ACTIVITIES	(139,416)	(265,928)
INVESTING ACTIVITIES		
Proceeds from disposal of available-for-sale investments	9,864	1,434
Dividends received	4,192	6,770
Purchases of available-for-sale investments	(31,199)	–
Proceeds from redemption of loan notes	52,401	–
Other investing activities	1,094	6,216
NET CASH FROM INVESTING ACTIVITIES	36,352	14,420
FINANCING ACTIVITIES		
New other borrowings raised	1,153,111	1,721,041
Repayments of other borrowings	(1,071,833)	(1,446,805)
Repurchase of shares	(981)	(29,090)
NET CASH FROM FINANCING ACTIVITIES	80,297	245,146
NET DECREASE IN CASH AND CASH EQUIVALENTS	(22,767)	(6,362)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	67,824	58,007
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE	3,712	1,462
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	48,769	53,107

NOTES:–

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. Principal accounting policies

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007.

In the current interim period, the Group has applied, for the first time, the following new interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning on 1 January 2008.

HK(IFRIC) – INT 11	HKFRS 2 – Group and treasury share transactions
HK(IFRIC) – INT 12	Service concession arrangements
HK(IFRIC) – INT 14	HKAS 19 – The limit on a defines benefit asset, minimum funding requirements and their interaction

The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been made.

The Group has not early applied the following new, revised and amended standards or interpretation that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of financial statements[1]
HKAS 23 (Revised)	Borrowing costs[1]
HKAS 27 (Revised)	Consolidated and separate financial statements[2]
HKAS 32 & 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation[1]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[1]
HKFRS 3 (Revised)	Business combinations[2]
HKFRS 8	Operating segments[1]
HK(IFRIC) – INT 13	Customer loyalty programmes[3]
HK(IFRIC) – INT 15	Agreements for the construction of real estate[1]
HK(IFRIC) – INT 16	Hedges of a net investment in a foreign operation[4]

1 *Effective for accounting periods beginning on or after 1 January 2009.*

2 *Effective for accounting periods beginning on or after 1 July 2009.*

3 *Effective for accounting periods beginning on or after 1 July 2008.*

4 *Effective for accounting periods beginning on or after 1 October 2008.*

The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions.

The directors of the Company anticipate that the application of the other new, revised and amended standards or interpretation will have no material impact on the results and financial position of the Group.

3. Business information

Business segments

The Group is currently organised into three main operating divisions – securities trading and investments, financial services and property investment. These divisions are the bases on which the Group reports its primary segment information.

The Group was engaged in mobile phone distribution. This operation was discontinued in the year 2007 *(see note 7)*.

Segment information about these business is presented below:

For the six months ended 30 June 2008

	Continuing operations			
	Securities trading and investments *HK$'000*	**Financial services** *HK$'000*	**Property investment** *HK$'000*	**Consolidated** *HK$'000*
Gross proceeds from sales of investments held for trading	169,423	–	–	169,423
Revenue	4,192	7,691	2,056	13,939
Segment result	(1,500,311)	7,669	1,489	(1,491,153)
Unallocated other income				4,940
Unallocated corporate expenses				(7,726)
Share of losses of associates				(6,243)
Finance costs				(25,265)
Loss before taxation				(1,525,447)
Taxation				(1,413)
Loss for the period				(1,526,860)

For the six months ended 30 June 2007

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Gross proceeds from sales of investments held for trading	1,100,144	-	-	1,100,144	-	1,100,144
Revenue	6,770	6,497	2,294	15,561	7,681	23,242
Segment result	582,157	6,492	16,354	605,003	(3,199)	601,804
Unallocated other income				12,929	1,678	14,607
Unallocated corporate expenses				(7,809)	-	(7,809)
Share of profits of an associate				609	-	609
Finance costs				(8,994)	-	(8,994)
Profit before taxation				601,738	(1,521)	600,217
Taxation				(62,769)	(27)	(62,796)
Profit for the period				538,969	(1,548)	537,421

4. Net (loss) gain on investments

	Six months ended	
	30.6.2008	**30.6.2007**
	HK$'000	*HK$'000*
Change in fair value of investments held for trading *(Note a)*	(1,485,787)	580,546
Change in fair value of derivative financial instruments *(Note b)*	(20,383)	(7,366)
Net realised gain (loss) on disposal of available-for-sale investments	2,104	(596)
	(1,504,066)	572,584

Notes:

(a) Included in change in fair value of investments held for trading, approximately HK$3,939,000 (2007: gain of HK$117,368,000) represented net realised loss on disposal of investments held for trading.

(b) Included in change in fair value of derivative financial instruments, approximately HK$425,000 (2007: loss of HK$7,366,000) represented net realised gain on derivative financial instruments.

5. Finance costs

The finance costs represent interest on bank and other borrowings wholly repayable within five years.

6. Taxation

	Continuing operations Six months ended		Discontinued operation Six months ended		Consolidated Six months ended	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007	30.6.2008	30.6.2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The current tax comprises:						
Hong Kong Profits Tax	1,295	61,034	-	27	1,295	61,061
Enterprise income tax in the People's Republic of China (the "PRC")	118	1,735	-	-	118	1,735
	1,413	62,769	-	27	1,413	62,796

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profit for the six months ended 30 June 2008. In June 2008, the Hong Kong Profits Tax rate was decreased from 17.5% to 16.5% with effect from the year of assessment 2008/09. Deferred tax balances brought forward from the preceding year have been adjusted to reflect such decrease.

Enterprise income tax in the PRC is calculated at 25% (2007: 33%) of estimated assessable profit except for the subsidiary which is eligible for certain tax holidays and concessions on the PRC income tax. On 16 March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for subsidiaries incorporated in PRC from 1 January 2008.

7. Discontinued operation

The results of the discontinued operation representing the mobile phone distribution operation, which was ceased in the year 2007, for the six months ended 30 June 2007 were as follows:

	Six months ended 30.6.2007
	HK$'000
Turnover	7,681
Cost of sales	(8,072)
Other income	1,678
Distribution expenses	(1,050)
Administrative and other expenses	(1,758)
Loss before taxation	(1,521)
Taxation	(27)
Loss for the period	(1,548)

8. (Loss) Profit for the period

	Continuing operations Six months ended		**Discontinued operation Six months ended**		**Consolidated Six months ended**	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**	**30.6.2008**	**30.6.2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
(Loss) profit for the period has been arrived at after charging (crediting):						
Staff costs including directors' emoluments	3,644	3,021	-	945	3,644	3,966
Reversal of inventories	-	-	-	(1,117)	-	(1,117)
Depreciation and amortisation	149	144	-	311	149	455
Interest income	(1,039)	(4,974)	-	(33)	(1,039)	(5,007)
Net foreign exchange gain	(3,901)	(6,954)	-	-	(3,901)	(6,954)

9. Dividends

	Six months ended	
	30.6.2008	**30.6.2007**
	HK$'000	*HK$'000*
Dividend recognised as distribution – HK$0.04 per share (2007: HK$0.04)	11,047	11,084
Interim dividend, proposed – Nil (2007: HK$0.01)	–	2,762

10. (Loss) earnings per share

From continuing and discontinued operations

The calculation of the basic (loss) earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2008	**30.6.2007**
	HK$'000	*HK$'000*
(Loss) earnings for the purpose of basic (loss) earnings per share attributable to the equity holders of the Company	(1,528,615)	528,424
	Number of shares	**Number of shares**
Weighted average number of ordinary shares for the purposes of basic (loss) earnings per share	276,168,323	280,790,340

From continuing operations

The calculation of the basic (loss) earnings per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.6.2008	**30.6.2007**
	HK$'000	*HK$'000*
(Loss) earnings for the period attributable to equity holders of the Company	(1,528,615)	528,424
Add: Loss for the period from discontinued operation	–	1,548
(Loss) earnings for the purposes of basic (loss) earnings per share from continuing operations	(1,528,615)	529,972

The denominators used are the same as those detailed above for basic earnings per share.

From discontinued operation

For the six months period ended 30 June 2007, basic loss per share for the discontinued operation is HK$0.006 per share. The calculation of the basic loss per share was based on the loss for the period from the discontinued operation of HK$1,548,000 attributable to the ordinary equity holders of the Company and the denominators detailed above for basic earnings per share.

11. Movements in investment properties, property, plant and equipment

The Group's investment properties and buildings were fair valued by the directors.

The directors consider that the fair values of the investment properties and buildings included in property, plant and equipment at 30 June 2008 are not materially different from the professional valuation made at 31 December 2007 and, accordingly, no fair value changes have been recognised in the current period.

12. Debtors, deposits and prepayments

The Group has a policy of allowing credit periods of 30 to 90 days to its trade debtors. An aged analysis of trade debtors is as follows:

	30.6.2008	**31.12.2007**
	HK$'000	*HK$'000*
Trade debtors within 90 days	4,456	1,992
Other debtors, deposits and prepayments	66,900	39,292
	71,356	41,284

13. Creditors and accrued charges

An aged analysis of trade creditors is as follows:

	30.6.2008	**31.12.2007**
	HK$'000	*HK$'000*
Trade creditors due within 90 days	13,688	29,778
Other creditors and accrued charges	86,098	68,217
	99,786	97,995

14. Other borrowings

Other borrowings represent securities margin financing received from stock broking, futures and options broking houses. The entire borrowings are secured by the Group's marketable securities, repayable on demand and bear interest at prevailing market rates.

15. Share capital

	Number of shares	Share capital *HK$'000*
Ordinary shares of HK$0.01 each		
Authorised:		
At 30 June 2008 and 31 December 2007	30,000,000,000	300,000
Issued and fully paid:		
At 1 January 2007	282,883,547	2,829
Repurchase of shares	(6,700,000)	(67)
At 31 December 2007	276,183,547	2,762
Repurchase of shares	(235,000)	(2)
At 30 June 2008	275,948,547	2,760

16. Pledge of assets

At the balance sheet date, the following assets of the Group were pledged to banks and securities houses to secure short term credit facilities granted to the Group:

	30.6.2008	**31.12.2007**
	HK$'000	*HK$'000*
Investment properties	33,300	33,300
Investments held for trading	1,922,193	3,121,898
Available-for-sale investments	244,455	460,628
Pledged bank deposits	8,845	10,718
	2,208,793	3,626,544

17. Disposal of a subsidiary

During the period ended 30 June 2007, the net assets of the non-wholly owned subsidiary at the date of disposal were as follows:

	2007
	HK$'000
Net assets disposed of	118,155
Minority interest	(16,798)
	101,357
Total consideration satisfied by:	
Deposits received in advance	30,027
Deferred consideration included in debtors, deposits and prepayment	71,330
	101,357
Net cash outflow arising on disposal:	
Bank balances and cash disposed of	1

The net assets disposed of are mainly investment properties. The fair value gain of HK$14,707,000 on these investment properties upon the disposal was recognised in the condensed consolidated income statement during the period ended 30 June 2007.

18. Related party transactions

The remuneration of directors and other members of key management of the Group during the period was as follows:

	Six months ended	
	30.6.2008	**30.6.2007**
	HK$'000	*HK$'000*
Salaries and other short-term employee benefits	2,262	2,400
Retirement benefit costs	30	30
	2,292	2,430

4. WORKING CAPITAL

The Directors are of the opinion that after taking into account the Group's existing cash and bank balances, the present available margin loan facilities, the expected internally generated funds, the proceeds from the Rights Issue and the Placing, the Group has sufficient working capital for its present requirement for the next twelve months from the date of this circular, in the absence of unforeseen circumstances.

5. STATEMENT OF INDEBTEDNESS

As at the close of business on 31 October 2008, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$846,540,000 comprising unsecured term loan of HK$300,000,000, secured term loan of HK$65,000,000 and securities margin loans of approximately HK$481,540,000. The securities margin loans were secured by the Group's pledged marketable securities.

As at 31 October 2008, the Group's investments held for trading, available-for-sale investments and securities brokers house deposit with respective carrying values of HK$802,490,000, HK$93,226,000 and HK$6,015,000 were pledged to securities brokers houses to secure short term credit facilities granted to the Group.

Save as otherwise disclosed herein above, the Group did not have any debt securities issued and outstanding, or authorized or otherwise created but unissued, any term loans (secured, unsecured, guaranteed or not), any other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments (whether secured or unsecured, guaranteed or not), any mortgages or charges, or other material contingent liabilities or guarantee at the close of business of 31 October 2008.

6. CONTINGENT LIABILITIES

(a) In respect of the disposal of a subsidiary in prior years, the Group has given an indemnity to the purchaser against all liabilities, losses, costs and expenses suffered and/or incurred by the purchaser in relation to or arising out of the assignment of certain of the subsidiary's business contracts.

(b) In 1997, the Group had given a counter-indemnity to a former substantial shareholder and the ex-chairman of PCCW Limited (formerly known as Tricom Holdings Limited ("Tricom")), and Chambord Investment Inc. in respect of certain indemnities given to Tricom at the time of and to facilitate the listing of Tricom's shares on the Stock Exchange. These indemnities related to the use of the Tricom tradename, the infringement of the permitted use of properties, the guarantees granted to Tricom to secure banking facilities and tax liabilities.

The Directors consider it is not possible to estimate the financial effect of the indemnities and warranty given.

7. LITIGATION

As at 31 October 2008, the material litigations/claims of the Group are disclosed in the paragraph headed "Litigation" in Appendix III. Save as aforesaid, the Group had no other material litigation as at 31 October 2008.

8. FUTURE PROSPECTS OF THE GROUP

Prospects

The outlook for the global financial markets remains gloomy given the lack of confidence of consumers and investors due to the mounting concerns over the well-being of the global financial system, the economic downturn in US and the growth alert for China. As the performance of the Group's investment portfolio is measured by the market-to-market accounting standards, the Group's overall performance in the second half of 2008 will be adversely affected under the prevailing turbulent financial market environment. Although the situation will be difficult and volatile, the Group however believes that there will be attractive investment opportunities available as companies and businesses become grossly undervalued. The Group will seek to take advantage of the investment and business opportunities as they arise to enhance value for its shareholders.

9. MATERIAL CHANGE

As at the Latest Practicable Date, save as disclosed in the interim report 2008 of the Group and that the performance of the Group's investment portfolio is measured by the mark-to-market accounting standards, and therefore the Group's overall performance in the second half of 2008 will be adversely affected under the prevailing turbulent financial market environment, there are no material change in the financial or trading position or outlook of the Group since 31st December 2007, being the date of which the latest published audited financial statements of the Group were made up.

I. UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS

The following is the unaudited pro forma statement of adjusted consolidated net tangible assets of the Group which has been prepared to illustrate the effect of the Rights Issue of 275,622,494 Rights Shares at the Subscription Price of HK$0.40 per Rights Share in the proportion of one Rights Share for every one Share held at the Record Date on the net tangible assets of the Group as if the Rights Issue had been completed on 30 June 2008. As it is prepared for illustrative purposes only, and because of its nature, it may not give a true picture of the financial position of the Group upon completion of the Rights Issue.

The unaudited pro forma statement of adjusted consolidated net tangible assets of the Group is prepared based on unaudited consolidated net tangible assets attributable to equity holders of the Company as at 30 June 2008, as shown in the unaudited condensed consolidated balance sheet of the Company as at 30 June 2008 as set out in Appendix I to the Circular and the adjustments described below.

Unaudited consolidated net assets attributable to equity holders of the Company as at 30 June 2008	Unaudited intangible assets of the Group as at 30 June 2008	Unaudited consolidated adjusted net tangible assets attributable to equity holders of the Company as at 30 June 2008	Estimated net proceeds from the Rights Issue	Unaudited pro forma adjusted consolidated net tangible assets attributable to equity holders of the Company as at 30 June 2008 after the completion of the Rights Issue	Unaudited pro forma adjusted consolidated net tangible assets per Share as at 30 June 2008 after the completion of the Rights Issue
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$*
(Note 1)	*(Note 2)*		*(Note 3)*		*(Note 4)*
2,277,951	228,509	2,049,442	107,249	2,156,691	3.91

Notes:

1. The unaudited consolidated net assets attributable to equity holders of the Company as at 30 June 2008 has been extracted from the published interim report of the Company for the six months ended 30 June 2008.

2. The unaudited intangible assets of the Group as at 30 June 2008 represent the goodwill arising on acquisition of an associate of HK$228,509,000 included in the interest in an associate.

3. The estimated net proceeds of approximately HK$107,249,000 from the Rights Issue being proceeds of approximately HK$110,249,000 based on 275,622,494 Rights Shares to be issued at the Subscription Price of HK$0.40 per Rights Share (assume no outstanding Warrants are exercised on or before the Record Date) and after deducting estimated expenses of approximately HK$3,000,000 attributable to the Rights Issue.

4. The calculation of the unaudited pro forma adjusted consolidated net tangible assets per Share is based on 551,571,041 Shares (including the issued share capital of the Company of 275,948,547 Shares as at 30 June 2008 and 275,622,494 Rights Shares) in issue after the completion of the Rights Issue. The unaudited pro forma statement of adjusted consolidated net tangible assets has not taken into account the effect of 326,053 shares repurchased by the Company subsequent to 30 June 2008 up to the Latest Practicable Date.

II. REPORT FROM REPORTING ACCOUNTANTS

The following is the full text of a report received from the reporting accountants, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular:

Deloitte.
德勤

德勤 • 關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

TO THE DIRECTORS OF COL CAPITAL LIMITED

We report on the unaudited pro forma statement of adjusted consolidated net tangible assets of COL Capital Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 152 and 153 under the heading of "Unaudited Pro Forma Financial Information of the Group" in Appendix II to the circular issued by the Company dated 31 December 2008 (the "Circular"). The unaudited pro forma statement of adjusted consolidated net tangible assets has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the proposed rights issue on the basis of one rights share for every existing share of the Company might have affected the financial information presented, for inclusion in Appendix II of the Circular. The basis of preparation of the unaudited pro forma statement of adjusted consolidated net tangible assets is set out on page 152 and 153 of the Circular.

Respective responsibilities of directors of the Company and reporting accountants

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma statement of adjusted consolidated net tangible assets in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the unaudited pro forma statement of adjusted consolidated net tangible assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma statement of adjusted consolidated net tangible assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma statement of adjusted consolidated net tangible assets with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the unaudited pro forma statement of adjusted consolidated net tangible assets as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The unaudited pro forma statement of adjusted consolidated net tangible assets is for illustrative purpose only, based on the judgments and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in future and may not be indicative of the financial position of the Group as at 30 June 2008 or any future date.

Opinion

In our opinion:

a) the unaudited pro forma statement of adjusted consolidated net tangible assets has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the unaudited pro forma statement of adjusted consolidated net tangible assets as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

31 December 2008

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in this circular misleading.

2. SHARE CAPITAL

The authorised and issued capital of the Company as at the Latest Practicable Date and immediately after completion of the Rights Issue and assuming full conversion of the Convertible Bonds (assuming all the outstanding Warrants are exercised on or before the Record Date) were and will be as follows:

Authorised		*HK$*
30,000,000,000	Shares as at the Latest Practicable Date	300,000,000.00
Issued and fully paid or credited as fully paid		
275,622,494	Shares as at the Latest Practicable Date	2,756,224.94
661,684,512	Shares after completion of the Rights Issue	6,616,845.12
1,061,684,512	Shares after completion of the Rights Issue and assuming full conversion of the Convertible Bonds	10,616,845.12

All existing shares rank equally in all respects, including in particular as to dividend, voting rights and return on capital.

The issued Shares and the Warrants are listed on the Stock Exchange. No part of the Shares of the Company or any equity/debt securities is listed or dealt in, nor is listing or permission to deal in the securities of the Company being or proposed to be sought, on any other stock exchange.

The nominal value of the Shares is HK$0.01 each.

Save as disclosed above, there were no alternations in the capital of any member of the Group since the date to which the latest published audited accounts of the Company were made up.

Save as disclosed in this circular, there were no capital or no member of the Group were under option, or agreed conditionally or unconditionally to be put under option as at the Latest Practicable Date.

Save for 16,947 Shares issued upon exercise of the Warrants, since 31 December 2007, the date to which the last audited financial statement of the Company were made up, and up to the Latest Practicable Date, there had not been any new issue of Shares.

As at the Latest Practicable Date, the Company had 55,219,762 Warrants entitling holders thereof to subscribe for 55,219,762 Shares.

3. MARKET PRICES

The table below shows the closing prices of the Shares as recorded on the Stock Exchange on (i) the last day on which dealings took place in each of the six months immediately preceding the date of the Announcement and in each month before the Latest Practicable Date; and (ii) the Latest Practicable Date.

Date	Closing price per Share
30 May 2008	$4.59
30 June 2008	$4.35
31 July 2008	$4.10
29 August 2008	$3.30
30 September 2008	$1.22
31 October 2008	$0.75
21 November 2008 (being the Last Trading Day)	$0.77
The Latest Practicable Date	$0.59

The highest and lowest closing prices of the Shares as quoted on the Stock Exchange during the period commencing on 21st May, 2008 (being the date six months prior to 21st November, 2008, being the last trading day immediately prior to the issue of the Announcement), and ending on the Latest Practicable Date were HK$4.59 on 30th May 2008 and HK$0.46 on 27th October, 2008 respectively.

4. DIRECTORS' INTERESTS IN SECURITIES

(a) Directors' interests

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions, if any, which they were taken or deemed to have under such provisions of the SFO); (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to in such provisions of the SFO; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to be notified to the Company and the Stock Exchange:

Long Position

Name of Director	Personal interests	Corporate interests	Other interests	Total	Percentage over all issued Shares
Ms. Chong Sok Un	–	330,842,256 *(Note 1 & 2)*	–	330,842,256	120.03%

Notes:

1. On 23rd November 2008, Vigor as underwriter entered into the Underwriting Agreement with the Company to underwrite not less than 169,138,094 Underwritten Shares and not more than 203,060,976 Underwritten Shares at HK$0.40 each subject to the terms and conditions of the Underwriting Agreement.

2. Vigor, a wholly-owned subsidiary of China Spirit Limited ("China Spirit"), held (i) 106,484,400 Shares; (ii) 21,296,880 units of Warrants giving rise to an interest in 21,296,880 underlying shares of the Company; and (iii) 203,060,976 Underwritten Shares. Ms. Chong has 100% beneficial interest in China Spirit and as such Ms. Chong is deemed to have corporate interest in 330,842,256 Shares.

(b) Substantial Shareholders' interests

Save as disclosed below, the Directors and the chief executive of the Company were not aware that there was any person who, as at the Latest Practicable Date, had an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would fall to be disclosed under provisions of Division 2 and 3 of Part XV of the SFO, or who, as at the Latest Practicable Date, was directly and indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Group.

Long Position

Name	Capacity	Number of ordinary shares held	Percentage of issued ordinary shares as at the Latest Practicable Date
Ms. Chong Sok Un ("Ms. Chong")	Held by controlled corporation *(Note 1 & 2)*	330,842,256	120.03%
China Spirit Limited ("China Spirit")	Held by controlled corporation *(Note1 & 2)*	330,842,256	120.03%
Vigor Online Offshore Limited ("Vigor")	Beneficial owner *(Note 1 & 2)*	330,842,256	120.03%
Mr. John Zwaanstra ("Mr. John Zwaanstra")	Held by controlled corporation *(Note 3)*	42,664,400	15.48%
Penta Investment Advisers Limited ("Penta Investment")	Investment Manager *(Note 4)*	42,664,400	15.48%
Mercurius GP LLC ("Mercurius")	Founder of a discretionary trust *(Note 5)*	16,506,400	5.99%
Mr. Todd Zwaanstra ("Mr. Todd Zwaanstra")	Trustee *(Note 6)*	16,506,400	5.99%

Name	Capacity	Number of ordinary shares held	Percentage of issued ordinary shares as at the Latest Practicable Date
Penta Asia Fund, Ltd. ("Penta Asia")	Held by controlled corporation *(Note 7)*	16,506,400	5.99%
Lee and Lee Trust ("LL Trust")	Held by controlled corporation *(Note 8)*	400,000,000	145.13%
Allied Group Limited ("Allied Group")	Held by controlled corporation *(Note 9)*	400,000,000	145.13%
Allied Properties (H.K.) Limited ("Allied Properties")	Held by controlled corporation *(Note 10)*	400,000,000	145.13%
AP Jade Limited ("AP Jade")	Held by controlled corporation *(Note 10)*	400,000,000	145.13%
AP Emerald Limited ("AP Emerald")	Held by controlled corporation *(Note 10)*	400,000,000	145.13%
Sun Hung Kai & Co. Limited ("SHK & Co.")	Held by controlled corporation *(Note 10)*	400,000,000	145.13%
Sun Hung Kai Securities Limited ("SHK Securities")	Held by controlled corporation *(Note 11)*	400,000,000	145.13%
Sun Hung Kai International Limited ("SHK International")	Placing Agent *(Note 12)*	400,000,000	145.13%

Notes:

1. On 23rd November 2008, Vigor as underwriter entered into the Underwriting Agreement with the Company to underwrite not less than 169,138,094 Underwritten Shares and not more than 203,060,976 Underwritten Shares at HK$0.40 each subject to the terms and conditions of the Underwriting Agreement.

2. Vigor, a wholly-owned subsidiary of China Spirit Limited ("China Spirit"), held (i) 106,484,400 Shares; (ii) 21,296,880 units of Warrants giving rise to an interest in 21,296,880 underlying shares of the Company; and (iii) 203,060,976 Underwritten Shares. Ms. Chong has 100% benefinical interest in China Spirit and as such Ms. Chong is deemed to have corporate interest in 330,842,256 Shares. Ms. Chong is the sole director of China Spirit.

3. Mr. John Zwaanstra is deemed to be interested in (i) 35,736,000 Shares; and (ii) 6,928,400 units of Warrants giving rise to an interest in 6,928,400 underlying shares of the Company through his 100% interest in Penta Investment.

4. Penta Investment has an interest in (i) 35,736,000 Shares; and (ii) 6,928,400 units of Warrants giving rise to an interest in 6,928,400 underlying shares of the Company as an investment manager.

5. Mercurius is the founder of the Mercurius Partners Trust ("Mercurius Trust"), being a discretionary trust and is therefore deemed to have interests in the Shares and the underlying shares of the Company in which Mr. Todd Zwaanstra and Mercurius Trust are interested.

6. Mr. Todd Zwaanstra is deemed to have interest in the Shares and underlying shares of the Company in which Penta Master Fund Limited ("Penta Master") is interested pursuant to his control of more than one-third of the voting power of Penta Asia as trustee of the Mercurius Trust.

7. Penta Asia is deemed to be interested in (i) 12,716,000 Shares; and (ii) 3,790,400 units of Warrants giving rise to an interest in 3,790,400 underlying shares of the Company through its 100% interest in Penta Master.

8. Mr. Lee Seng Hui, Ms. Lee Su Wei and Mr. Lee Seng Huang are the trustees of LL Trust, being a discretionary trust. They together own approximately 44.52% interest in the issued share capital of Allied Group and are deemed to have the same interest held by Allied Group.

9. Allied Group owns approximately 73.90% interest in the issued share capital of Allied Properties and is therefore deemed to have the same interest held by Allied Properties.

10. Through AP Jade and AP Emerald, direct and indirect wholly-owned subsidiaries of Allied Properties respectively, Allied Properties owns approximately 63.20% interest in the issued share capital of SHK & Co. and is therefore deemed to have the same interest held by SHK & Co.

11. SHK Securities is deemed to be interested in 400,000,000 Shares through its 100% interest in SHK International.

12. SHK International acts as placing agent to the Convertible Bonds in the aggregate principle amount of HK$300,000,000 convertible into Shares at HK$0.75 each under the Placing Agreement.

5. DIRECTORS' SERVICE CONTRACTS

(a) As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation (other than statutory compensation).

(b) There are no service contracts in force between any Director and the Company or any of its subsidiaries or associated companies which (including both continuous and fixed term contracts) have been entered into or amended within 6 months before the date of the Announcement.

(c) There are no service contracts in force between any Director and the Company or any of its subsidiaries or associated companies which are continuous contracts with a notice period of 12 months or more.

(d) There are no service contracts in force between any Director and the Company or any of its subsidiaries or associated companies which are fixed term contracts with more than 12 months to run irrespective of the notice period.

6. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, none of the Directors and their respective associates were considered to have interests in businesses apart from the Group's businesses which compete, or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to Rule 8.10 of the Listing Rules.

7. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the consolidated financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress since then in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount. Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of this document. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the consolidated financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

8. CORPORATE INFORMATION

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Branch Share Registrar in Hong Kong
Tricor Tengis Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

Legal Adviser
Robertsons
57/F, the Center
99 Queen's Road Central
Hong Kong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants
35th Floor, One Pacific Place
88 Queensway
Hong Kong

Principal bankers
Industrial and Commercial Bank of China (Asia) Limited
33/F, ICBC Tower
3 Garden Road
Central
Hong Kong

Bank of China (Hong Kong) Limited
52/F,
Bank of China Tower
1 Garden Road
Hong Kong

Société Générale Bank & Trust
1 Rafflee Quay
#35-01, North Tower
Singapore 048583

UBS AG
52/F Two International Finance Centre
8 Finance Street, Central,
Hong Kong

Merrill Lynch (Asia Pacific) Limited
17/F ICBC Tower
3 Garden Road, Central
Hong Kong

ADR Depositary Bank
The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY10011
USA

Company Secretary
Ms. Fung Ching Man, Ada

Authorised Representatives
Dato' Wong Peng Chong
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Mr. Kong Muk Yin
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Alternative Authorised Representative
Ms. Fung Ching Man, Ada
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

9. PARTICULARS OF DIRECTORS

Executive directors

Ms. Chong Sok Un, aged 54, was appointed as executive director and chairman of the Company on 23rd August 2002. Ms. Chong is also the executive director of APAC Resources Limited and non-executive director of Shanghai Allied Cement Limited. She has been chairman of Long Island Golf & Country Club, Dongguan, China since September 1998. She is now the Vice-Chairman of the 29th Term Board of Directors of Yan Oi Tong. During 1992 to 2000, she was appointed as director and chief executive officer of Shenyin Wanguo (H.K.) Limited.

Dato' Wong Peng Chong, aged 64, was appointed as executive director of the Company on 15th March 2002. Dato' Wong is also the vice-president of Shanghai Allied Cement Limited. Upon his graduation from the University of Malaya in 1967 with a Bachelor of Arts (Honours), he joined the Malaysian Foreign Service and served with several Malaysian diplomatic missions overseas in various capacities. Dato' Wong joined the private sector in 1985 and has served in various senior management positions, including executive directorships in public listed companies, in Hong Kong and Malaysia.

Mr. Kong Muk Yin, aged 43, was appointed as executive director of the Company on 13th May 2002. Mr. Kong is also the executive director of Shanghai Allied Cement Limited. He was graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of The Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst and he has extensive experience in corporate finance, financial management, accounting and auditing.

Mr. Lo Wai On, aged 47, was appointed as non-executive director of the Company on 15th March 2002 and then changed his office held to independent non-executive director on 29 October 2002. He is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and has been practicing under the name of his own firm, W.O. Lo & Co., Certified Public Accountants (Practising) since 1986. He has broad experience in providing tax consulting and auditing services to companies including listed companies in Hong Kong.

Mr. Lau Siu Ki, aged 50, was appointed as independent non-executive director of the Company on 3rd June 2004. He has over 25 years of experience in corporate finance, financial advisory and management, accounting and auditing. He is currently working as a consultant in the financial advisory field. Prior to that, Mr. Lau had worked in an international accounting firm for over 15 years. He is a fellow member of both the Association of Chartered Certified Accountants ("ACCA") as well as the Hong Kong Institute of Certified Public Accountants. He is also a member of the Council of ACCA. He has served as a member of the Committee of the Hong Kong branch of ACCA since 1995 and was the Chairman of ACCA Hong Kong for the year 2000/2001. Mr. Lau is also the independent non-executive directors of Carry Wealth Holdings Limited, Greenfield Chemical Holdings Limited, Comba Telecom Systems Holdings Limited, TCL Communication Technology Holdings Limited, Foxconn International Holdings Limited, Proview International Holdings Limited, Samson Holding Ltd and Embry Holdings Limited. He was an independent non-executive director of Forefont International Holdings Limited (now known as Forefront Group Limited) from 25 May 2001 to 18 April 2007 and Sys Solutions Holdings Limited (now known as Enviro Energy International Holdings Limited) from 6 December 2002 to 20 December 2006.

Mr. Zhang Jian, aged 66, was appointed as non-executive director of the Company on 16th October 2006. He is a professional senior engineer in PRC. He is the Vice Chairman of China Manager Council of Construction Enterprises and China Precious Stone Council and the Chairman of Beijing Alumni Association of Xian Construction Technology University and the Outside Director of China National Building Material Group Corporation and also the Chairman of Expert Committee of Sino-Mining International Investment Co. Ltd. He has been awarded National Outstanding Intellect in 1997 and National Top 10 Honest Persons of Outstanding Ability in 2004. Mr. Zhang has been awarded as Influential Person to China Nonferrous Metal Industry in 2005. From 1982 to 1998, he held various senior positions in China Nonferrous Metal Industry Company. From 1998 to 2003, he acted as Chairman and General Manager of China Nonferrous Metal Construction Group Company Ltd.. From 2003 to 2005, he acted as General Manager of China Nonferrous Metal Mining & Construction (Group) Co., Ltd.

10. MATERIAL CONTRACTS

The following contracts (not being a contract entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of the Announcement and ending on the Latest Practicable Date and are or may be material:

(a) an agreement dated 9th May, 2007 entered into between Taskwell Limited ("Taskwell") and Sun Hung Kai Investment Services Limited in respect of the conditional acquisition of 399,485,640 shares in Shanghai Allied Cement Limited by Taskwell for an aggregate consideration of HK$87,762,812;

(b) a sale and purchase agreement dated 11th July, 2007 entered into among Famous Mount Investments Limited, Printronics Group Limited and Shougang Concord Technology Holdings Limited in respect of the acquisition of 40% of the entire issued share capital of Printronics Electronics Limited for an aggregate consideration of HK$181,806,698;

(c) a subscription agreement dated 14th November, 2007 entered into by Mission Time Holdings Limited ("Mission Time") in respect of the subscription for the limited partnership interests in SHK Asian Opportunities Fund, L. P. by Mission Time at an aggregate commitment of up to US$20 million;

(d) an underwriting agreement dated 22nd November, 2007 entered into between the Company and Vigor in relation to the proposed open offer of 276,183,547 Shares;

(e) the Underwriting Agreement; and

(f) the Placing Agreement.

Save as disclosed above, there are no other contracts (not being contracts in the ordinary course of business) being entered into by the members of the Group after the date falling two years prior to the Announcement and ending on the Latest Practicable Date, which are or may be material.

11. MATERIAL CHANGE

As at the Latest Practicable Date, save as disclosed in the interim report 2008 of the Group and that the performance of the Group's investment portfolio is measured by the mark-to-market accounting standards, and therefore the Group's overall performance in the second half of 2008 will be adversely affected under the prevailing turbulent financial market environment, there are no material change in the financial or trading position or outlook of the Group since 31st December 2007, being the date of which the latest published audited financial statements of the Group were made up.

12. DIRECTORS' INTERESTS IN CONTRACTS AND ASSETS

As at the Latest Practicable Date, there was no contract or arrangement subsisting in which any Director was materially interested and which was significant in relation to the business of the Group. Save for the Underwriting Agreement, Vigor has not entered into any material contract in which any Director has a material personal interest as at the Latest Practicable Date.

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been, since 31st December 2007 (being the date to which the latest published audited accounts of the Group were made up), (i) acquired or disposed of by; or (ii) leased to; or (iii) proposed to be acquired or disposed of by; or (iv) proposed to be leased to, any member of the Group.

None of the Directors was or will be given any benefits as compensation for loss of office or otherwise in connection with the Rights Issue, the Underwriting Agreement and/or the Whitewash Waiver. Save for the Underwriting Agreement, there is no agreement, arrangement or understanding (including any compensation arrangement) between Vigor or parties acting in concert with it, and any Directors, recent Directors, Shareholders or recent Shareholders and any other person which is having any connection with or conditional on or dependent upon the outcome of the Rights Issue and/or the Whitewash Wavier or otherwise connected with the Rights Issue and/or the Whitewash Wavier. There is no agreement or arrangement to which Vigor is a party, which relates to circumstances in which they may or may not involve or seek to involve a pre-condition or condition to the Rights Issue and/or the Whitewash Waiver and the consequences of its doing so, including details of any break fees payable as a result.

As at the Latest Practicable Date, save for the Underwriting Agreement and the Irrevocable Undertakings, there is no agreement or arrangement between any Directors and any other person which is conditional on or dependent upon the outcome of the Rights Issue and/or the Whitewash Waiver or otherwise connected with the Rights Issue and/or the Whitewash Waiver.

13. SHAREHOLDINGS AND DEALINGS

(a) Except that Vigor is a company entirely and indirectly owned by Ms. Chong Sok Un who is the chairman of the Company, the Company and the Directors did not have any interest in the shares, convertible securities, warrants, options or derivatives of Vigor and, save as disclosed on page 31 herein, had no dealings in the shares, convertible securities, warrants, options or derivatives of Vigor during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(b) No shareholdings in the Company were managed on a discretionary basis by fund manager connected with the Company nor did any such fund manager deal in any shares, convertible securities, warrants, options or derivatives which carry voting rights of the Company during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(c) Save for the 106,484,400 Shares held by Vigor and the repurchase of Shares made by the Company as disclosed on page 31 herein, none of the Underwriter, its concert parties and any of their respective directors owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company as at the Latest Practicable Date, and none of them had dealt for value in any such securities during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(d) No person with whom Vigor or its associates or their respective concert parties had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code owned or controlled any Shares, convertible securities, warrants, options or derivatives of the Company as at the Latest Practicable Date, and none of them had dealt for value in any such securities during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(e) None of the subsidiaries of the Company nor a pension fund of the Company or its subsidiaries nor Asia Investment Management Limited nor Deloitte, nor any other advisers to the Company as specified in class (2) of the definition of associate (excluding exempt principal traders) in the Takeovers Code, their respective ultimate holding companies, nor any of their respective subsidiaries or fellow subsidiaries owned or controlled any shares, convertible securities, warrants, options or derivatives of the Company or Vigor as at the Latest Practicable Date, and none of them had any dealings in the shares of the Company during the period starting six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(f) Save for the Underwriting Agreement and the Irrevocable Undertaking, at no time during the period commencing six months prior to the date of the Announcement and ending on the Latest Practicable Date was any member of the Group a party to any arrangement to enable the Directors and their associates to acquire benefits by means of the acquisition of the Shares or any other body corporate.

(g) None of the directors of the Company had borrowed or lent Shares.

(h) Vigor, the controlling shareholders of the Company, the underwriter to the Rights Issue and which has irrevocably undertaken to take up its entitlement under the Rights Issue, holds 38.63% of the current issued share capital of the Company.

(i) None of Vigor nor parties acting in concert with it had borrowed or lent any Shares.

(j) Vigor has obtained a standby margin facility of HK$90 million with Sun Hung Kai Investment Services Limited for the sole purpose of satisfying the terms and conditions under the Underwriting Agreement. Subject to the Underwriter having to take up the Rights Shares not taken up by Shareholders under the Rights Issue, Vigor and the parties acting in concert with it may require financing where Shares acquired in pursuance of the Rights Issue may be transferred, charged or pledged to Sun Hung Kai Investment Services Limited. Otherwise Shares acquired in the Rights Issue will be kept by Vigor. So far as the Directors are aware and save as disclosed above, no securities of the Company acquired pursuant to the Rights Issue will be transferred, charged or pledged to any other persons.

14. EXPERT AND CONSENT

The following is the qualifications of the expert who have given opinion or advice which are contained in this circular:

Name	Qualification
Asia Investment Management Limited	a licensed corporation under the SFO to carry out Type Limited 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO
Deloitte Touche Tohmatsu ("Deloitte")	Certified Public Accountants

As at the Latest Practicable Date, each of Asia Investment Management Limited and Deloitte:–

(a) did not have any direct or indirect interest in any assets which have since 31st December 2007 (being the date to which the latest published audited accounts of the Group were made up) been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group; and

(b) did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Each of Asia Investment Management Limited and Deloitte has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its reports or letters, as the case may be, and reference to its name in the form and context in which they respectively appear.

15. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The registered office of Vigor is the offices of TrustNet (British Virgin Islands) Limited, TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands and its correspondence address is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong. The sole shareholder of Vigor is China Spirit Limited and Ms. Chong is the sole shareholder of China Spirit Limited.

(c) The registered office of China Spirit Limited is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands and its correspondence address is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong. Ms. Chong's address is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, HK.

(d) The head office and principal place of business in Hong Kong of the Company is 47th Floor, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong.

(e) The secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of the Institute of Chartered Secretaries and Administrators.

(f) The principal share registrar and transfer office is Butterfield Fulcrum Group (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

(g) The Hong Kong branch share registrar of the Company is Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wan Chai, Hong Kong.

(h) The qualified accountant of the Company is Mr. Kong Muk Yin. He graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of the Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst.

(i) This circular is prepared in both English and Chinese. In the event of inconsistency, the English text shall prevail.

16. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours from 9:00 a.m. to 5:00 p.m. (except Saturdays and public holidays) at the principal office of the Company at 47/F., China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong, and will also be available on the websites of the Company at http://www.irasia.com/listco/hk/colcapital and the SFC at http://www.sfc.hk/ during normal business hours on any business day from the date of this circular up to and including the date of the SGM:–

(a) the memorandum and Bye-laws of the Company and memorandum and articles of association of Vigor;

(b) the material contracts referred to under the paragraph headed "Material Contracts" in this Appendix;

(c) the annual reports of the Company for the two financial years ended 31st December, 2006 and 31st December, 2007;

(d) the unaudited consolidated financial statements of the Company for the six months ended 30th June, 2008;

(e) the consent letter from Asia Investment Management Limited and Deloitte Touche Tohmatsu referred to in the paragraph headed "Expert and consent" in this appendix;

(f) the Irrevocable Undertaking given by Vigor in terms as set out on page 15 of this circular;

(g) a letter from the Independent Board Committee, the text of which is set out on pages 38 to 39 of this circular;

(h) a letter from Asia Investment Management Limited, the text of which is set out on pages 40 to 64 of this circular; and

(i) the circular issued pursuant to the requirements set out in Chapter 14 and 14A of the Listing Rules which have been issued since 31st December 2007, the date of the latest published audited accounts.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 00383)

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of COL Capital Limited (the "Company") will be held at Plaza V, Lower Lobby, Novotel Century Hong Kong, 238 Jaffe Road, Wan Chai, Hong Kong on Friday, 16th January, 2009 at 10:30 a.m. for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT**, conditional upon (i) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting or agreeing to grant (subject to allotment) and not having withdrawn or revoked the listing of, and permission to deal in, the Rights Shares (as defined below), to be allotted and issued to the qualifying shareholders of the Company pursuant to the terms and conditions of the Rights Issue (as defined below); (ii) the granting of the Whitewash Waiver (as defined below) by the executive director of the Corporate Finance Division of the Securities and Futures Commission; (iii) the registration and filing of all relevant documents relating to the Rights Issue required by law to be registered or filed with the Registrar of Companies in Hong Kong and/or Bermuda; and (iv) the obligations of Vigor Online Offshore Limited (the "Underwriter") under the underwriting agreement dated 23rd November, 2008 (the "Underwriting Agreement" including, if any, all supplemental agreements relating thereto) made between the Company and the Underwriter becoming unconditional and the Underwriting Agreement not being terminated in accordance with the terms thereof prior to 4:00 p.m. on the second business day after the date which is the latest time for acceptance of, and payment for, the Rights Shares (as defined below), as set out in the circular dated 31st December, 2008 (the "Circular") despatched by the Company to the Shareholders (a copy of which has been produced to the Meeting marked "A" and signed by the chairman of the Meeting for the purpose of identification):

   (a) the allotment and issue, by way of a rights issue, of not less than 275,622,494 new shares and not more than 330,842,256 new shares ("Rights Shares") of par value of HK$0.01 each (the "Shares") in the issued share capital of the Company (the "Rights Issue"), at a price of HK$0.40 per Rights Share to the Shareholders whose names appear on the register of members of the Company on the date by reference to which entitlements under the Rights Issue will be

determined (other than those Shareholders (the "Excluded Shareholders") with registered addresses outside Hong Kong and whom the board of directors of the Company (the "Directors"), after making relevant enquiry, considers their exclusion from the Rights Issue to be necessary or expedient), in the proportion of one Rights Share for every one Share then held on the relevant date and otherwise pursuant to and in accordance with the terms and conditions set out in the Circular be and is hereby approved;

(b) (i) the Directors be and are hereby authorised to allot and issue the Rights Shares pursuant to or in connection with the Rights Issue notwithstanding that the same may be offered, allotted or issued otherwise than pro rata to the existing shareholders of the Company and, in particular, (ii) the Directors be and are hereby authorised to make such exclusions or other arrangements in relation to fractional entitlements or Excluded Shareholders as they may, in their absolute discretion, deem necessary or expedient or appropriate;

(c) the Underwriting Agreement, a copy of which has been produced at the Meeting marked "B" and signed by the Chairman of the Meeting for identification purpose, together with all transactions contemplated thereunder be and are hereby approved, confirmed and ratified, and that the Directors be and are hereby authorised to do such acts and execute such other documents with or without amendments and affix the common seal of the Company thereto (if required) as they may consider necessary, desirable or expedient to carry out or give effect to or otherwise in connection with or in relation to the Underwriting Agreement;

(d) the waiver ("Whitewash Waiver") in respect of any obligation under the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") of Vigor Online Offshore Limited ("Vigor") and the parties acting in concert with it (such term as defined in the Takeovers Code) to make a mandatory general offer for all issued Shares which may, but for such waiver, arise upon completion of the Rights Issue be approved; and

(e) the Directors be and are hereby authorised to do all such acts and execute such other documents with or without amendments and affix the common seal of the Company thereto (if required) as they may consider necessary, desirable or expedient to carry out or give effect to or otherwise in connection with or in relation to the Rights Issue and the Whitewash Waiver."

2. "**THAT** subject to and conditional upon, among others, the granting by the Listing Committee of the Stock Exchange of the listing of and permission to deal in the Conversion Shares (as defined below),

   (a) the agreement (the "Placing Agreement") entered into between the Company and Sun Hung Kai International Limited dated 23rd November, 2008 in relation to the placing of HK$300,000,000 in aggregate principal amount of the convertible bonds due 2012 at an issue price of HK$0.75 per unit of the convertible bond at an interest rate of 9% per annum convertible into the Shares (the "Convertible Bonds"), a copy of the Placing Agreement having been produced to the Meeting and marked "C" and initialed by the chairman of the Meeting for the purpose of identification, and the transactions contemplated thereby be and are hereby approved, confirmed and ratified;

   (b) the allotment and issue of up to 400,000,000 shares of HK$0.75 each in the share capital of the Company (the "Conversion Shares") upon exercise of the conversion rights attaching to the Convertible Bonds be and is hereby approved and the Directors be and are hereby authorised to allot and issue the Conversion Shares pursuant to and in accordance with the Convertible Bonds; and

   (c) the Directors be and are hereby authorised to do all such acts and things as they consider necessary, desirable or expedient in connection with the issue of the Convertible Bonds and the allotment and issue of the Conversion Shares upon exercise of the conversion rights attaching to the Convertible Bonds."

By Order of the Board,
COL Capital Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 31st December, 2008

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong
47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Notes:

i. Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

ii. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing, or if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

iii. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

iv. In accordance with Rule 32 and Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code and Rule 3.2 of the Repurchase Code, Vigor and any of its concert parties (such term as defined under the Takeover Code) with a material interest in the Rights Issue which is different from the interests of all other Shareholders shall abstain from voting on the above ordinary resolutions 1(a) to (e).

附註：

i. 凡有權出席本公司大會或任何股份類別持有人大會並於會上投票之本公司股東均可委派他人作為受委代表，代其出席大會及於會上投票。受委代表毋須為本公司之股東。股東可委任多於一名代表代其出席同一大會。

ii. 代表委任表格須由委任人或其正式書面授權之代表簽署。倘委任人為公司，則須加蓋公司印鑑或由公司高級職員或獲正式授權之代表簽署。

iii. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或續會（代表委任表格上各列之人士擬於會上投票）指定舉行時間四十八(48)小時前送達本公司股份過戶登記處香港分處卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。倘未能如期送達，則代表委任表格將告失效。

iv. 根據收購守則第32條及第26條豁免附註1及購回守則第3.2條，Vigor與其擁有供股重大權益（有別於所有其他股東的權益）的任何一致行動人士（定義見收購守則）須放棄就以上1(a)至(e)項普通決議案投票。

2. 「**動議**待(其中包括)聯交所上市委員會批准兌換股份(定義見下文)上市及買賣後,

   (a) 批准、確認及追認本公司與新鴻基國際有限公司就配售本金總額為300,000,000港元、於二零一二年到期、發行價為每份可換股債券0.75港元、年息率為9厘之可換股債券(「可換股債券」)而於二零零八年十一月二十三日訂立之協議(「配售協議」)(配售協議註有「C」字樣之副本已提呈大會,並經大會主席簽署以資識別)及據其擬進行之交易;

   (b) 批准於可換股債券附帶之兌換權獲行使之時配售及發行本公司股本中不超過400,000,000股每股0.75港元之股份(「兌換股份」),並授權董事根據可換股債券配發及發行兌換股份;及

   (c) 授權董事做出彼等認為對發行可換股債券及於可換股債券附帶之兌換權獲行使之時配售及發行兌換股份而言屬必要、適宜或合宜之所有行動及事情。」

承董事會命
中國網絡資本有限公司
公司秘書
馮婧文

香港,二零零八年十二月三十一日

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港總辦事處及主要營業地點
香港
灣仔
駱克道333號
中國網絡中心47樓

詢後認為將彼等豁除於供股範圍之外屬必須或合宜之股東(「除外股東」))配發及發行本公司已發行股本中不少於275,622,494股及不多於330,842,256股每股面值0.01港元(「股份」)之新股份(「供股股份」)(「供股」);

(b) (i)授權董事根據或就供股配發及發行供股股份,儘管可能並不按照本公司現有股東之比例發售、配發或發行供股股份,尤其是(ii)授權董事就零碎配額或除外股東作出彼等全權酌情認為必須、合宜或適當之有關豁除或其他安排;

(c) 批准、確認及追認包銷協議(其註有「B」字樣之副本已提呈大會,並經大會主席簽署以資識別)及據其擬進行之所有交易,亦授權董事採取彼等認為對落實包銷協議或令包銷協議生效而言或與包銷協議有關屬必要、適宜或合宜之有關行動及簽署其他相關文件(不論有否修訂,及如有需要加蓋公司印鑑);

(d) 批准豁免(「清洗豁免」) Vigor Online Offshore Limited(「Vigor」)及與其一致行動人士(定義見收購守則)根據香港公司收購及合併守則(「收購守則」)就所有可能因供股完成而產生(惟有關豁免除外)之已發行股份授出強制全面收購建議之責任;及

(e) 授權董事採取彼等認為對落實供股及清洗豁免或令供股及清洗豁免生效而言或與供股及清洗豁免有關屬必要、適宜或合宜之所有行動及簽署其他相關文件(不論有否修訂,及如有需要加蓋公司印鑑)。」



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:00383)

茲通告中國網絡資本有限公司(「本公司」)謹定於二零零九年一月十六日星期五上午十時三十分假座香港灣仔謝斐道238號世紀香港酒店大堂低座五號宴會廳舉行股東特別大會(「大會」),藉以考慮並酌情通過以下決議案(不論有否修訂)為本公司普通決議案:

普通決議案

1. 「**動議**待於本公司發予股東日期為二零零八年十二月三十一日之通函(「通函」,其註有「A」字樣之副本已提呈大會,並經大會主席簽署以資識別)所載接納及支付供股股份(定義見下文)之最後日期後第二個營業日下午四時正前(i)香港聯合交易所有限公司(「聯交所」)上市委員會授出或同意授出及並無撤回或撤銷本公司根據供股(定義見下文)條款及條件將予配發及發行予合資格股東之供股股份(定義見下文)上市及買賣;(ii)獲得證券及期貨事務監察委員會企業融資部執行理事授出清洗豁免(定義見下文);(iii)法律規定須向香港及或／百慕達公司註冊處註冊或存檔與供股有關之所有相關文件註冊及存檔;及(iv)根據本公司與包銷商於二零零八年十一月二十三日訂立之包銷協議(「包銷協議」包括(如有)所有相關補充協議)所規定Vigor Online Offshore Limited(「包銷商」)責任變成無條件,且包銷協議並未根據包銷協議之條款予以終止後:

    (a) 批准以供股形式按當時每持有一股股份可獲一股供股股份之比例及根據通函所載條款及條件之其他規定,以每股供股股份0.40港元之價格,向於釐定供股配額當日名列本公司股東名冊之股東(不包括該等登記地址於香港境外,及本公司董事會(「董事」)於作出相關查

* *中文名稱僅供識別*

16. 備查文件

下列文件的副本自本通函日期直至並包括股東特別大會日期的任何營業日一般辦公時間上午九時正至下午五時正(星期六及公眾假期除外)在本公司主要辦事處(地址為香港灣仔駱克道333號中國網絡中心47樓),以及在本公司網站(http://www.irasia.com/listco/hk/colcapital)及證監會網站(http://www.sfc.hk/)可供查閱:

(a) 本公司組織章程大綱及公司細則及Vigor組織章程大綱及細則;

(b) 本附錄「重大合約」一段所述的重大合約;

(c) 本公司截至二零零六年十二月三十一日及二零零七年十二月三十一日止兩個財政年度的年報;

(d) 本公司截至二零零八年六月三十日止六個月未經審核綜合財務報表;

(e) 本附錄「專家及同意書」一段所述之亞洲資產管理有限公司及德勤•關黃陳方會計師行同意書;

(f) Vigor所作出、條款載於本通函第15頁之不可撤回承諾;

(g) 獨立董事委員會函件,其全文載於本通函第38至39頁;

(h) 亞洲資產管理有限公司函件,其全文載於本通函第40至64頁;及

(i) 自二零零七年十二月三十一日(即最近刊發經審核賬目之日)以來,根據上市規則第14及第14A章之規定而發出之通函。

15. 一般資料

(a) 本公司之註冊辦事處設於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) Vigor之註冊辦事處為TrustNet (British Virgin Islands) Limited之辦事處，地址為TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands，其通訊地址為香港灣仔駱克道333號中國網絡中心47樓。Vigor之唯一股東為China Spirit Limited，而莊女士為China Spirit Limited之唯一股東。

(c) China Spirit Limited之註冊辦事處為Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands，其通訊地址為香港灣仔駱克道333號中國網絡中心47樓。莊女士之地址為香港灣仔駱克道333號中國網絡中心47樓。

(d) 本公司之香港總辦事處及主要營業地點設於香港灣仔駱克道333號中國網絡中心47樓。

(e) 本公司的秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

(f) 主要股份登記及過戶處為Butterfield Fulcrum Group (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda。

(g) 本公司股份過戶登記處香港分處為卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(h) 本公司的合資格會計師為江木賢先生。彼畢業於香港城市大學，持有商學學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師。

(i) 本通函備有中、英文版本。如有歧義，概以英文本為準。

14. 專家及同意書

以下為本通函載有其意見或建議的專家的資格：

名稱	資格
亞洲資產管理有限公司	根據證券及期貨條例獲准從事第4類（就證券提供意見）、第6類（就機構融資提供意見）及第9類（資產管理）受規管活動之持牌法團
德勤•關黃陳方會計師行（「德勤」）	執業會計師

於最後可行日期，亞洲資產管理有限公司及德勤：

(a) 於本集團成員公司自二零零七年十二月三十一日（即本集團最近期經審核賬目之結算日）以來買賣或租用或擬買賣或租用之任何資產中，並無擁有直接或間接權益；及

(b) 並無擁有本集團任何成員公司任何股權或可自行或提名他人認購本集團任何成員公司證券的權利（不論可否合法行使）。

亞洲資產管理有限公司及德勤已就本通函的刊行發出同意書，同意以現有形式及內容轉載其報告或函件（視乎情況而定）及引用其名稱，迄今並無撤回同意書。

(f) 除包銷協議及不可撤回承諾外，在有關公佈日期前六個月至最後可行日期期間概無任何本集團成員公司訂立任何安排致使董事及彼等的聯繫人可透過收購股份或其他企業實體獲得利益。

(g) 本公司董事概無借入或借出股份。

(h) Vigor（本公司控股股東、供股包銷商，其已不可撤回承諾認購其於供股項下之配額）持有本公司現時已發行股本38.63%。

(i) Viogr及與其一致行動人士概無借入或借出任何股份。

(j) Vigor已獲新鴻基投資服務有限公司授出90,000,000港元的備用孖展信貸，僅供達成包銷協議條款及條件之用。視乎包銷商須根據供股認購未獲股東認購的供股股份數量，Vigor及其一致行動人士可能需要融資而將根據供股購入的股份轉讓、質押或抵押予新鴻基投資服務有限公司，否則根據供股認購的股份將由Vigor持有。據董事所知，除上文所披露者外，本公司根據供股認購之證券將不會轉讓、質押或抵押予任何人士。

13. 股權及買賣

(a) 除Vigor為屬本公司主席莊舜而女士間接全資擁有的附屬公司外，在有關公佈日期前六個月至最後可行日期期間，本公司及董事概無擁有任何Vigor股份、可換股證券、認股權證、購股權或衍生工具，且除本通函第31頁所披露者外，亦無買賣任何Vigor股份、可換股證券、認股權證、購股權或衍生工具。

(b) 在有關公佈日期前六個月至最後可行日期期間，概無本公司股權受與本公司有關的基金經理酌情管理，該等基金經理亦無買賣附有投票權的本公司股份、可換股證券、認股權證、購股權或衍生工具。

(c) 除Vigor持有的106,484,400股股份及本通函第31頁所披露本公司所作之股份購回外，於最後可行日期，包銷商、其一致行動人士及彼等各自的董事概無擁有或控制本公司股份、可換股證券、認股權證、購股權或衍生工具，且在有關公佈日期前六個月至最後可行日期期間，彼等亦無為換取價值而買賣該等證券。

(d) 於最後可行日期，與Vigor或其聯繫人或彼等的一致行動人士訂有屬收購守則第22條附註8所界定安排之人士概無擁有或控制本公司股份、可換股證券、認股權證、購股權或衍生工具，且在公佈日期前六個月至最後可行日期期間，彼等亦無為換取價值而買賣該等證券。

(e) 於最後可行日期，本公司附屬公司、本公司的退休金計劃或其附屬公司、亞洲資產管理有限公司、德勤或屬收購守則所指第(2)類聯繫人（不包括豁免主要交易商）的本公司其他顧問、彼等的最終控股公司或其附屬公司或同系附屬公司概無擁有或控制本公司或Vigor股份、可換股證券、認股權證、購股權或衍生工具，且在有關公佈日期前六個月至最後可行日期期間，彼等亦無買賣本公司股份。

11. 重大改變

除本集團二零零八年中期報告所披露者外，以及因本集團之投資組合之表現以按市價計值之會計標準衡量，以致本集團二零零八年下半年之整體表現在當前惡劣金融市場環境下會受不利影響外，於最後可行日期，自二零零七年十二月三十一日（即本集團最近期經審核財務報表之結算日）以來，本集團之財務或經營狀況或前景並無任何重大逆轉。

12. 董事於合約及資產的權益

於最後可行日期，概無董事擁有重大權益並對本集團業務屬重大之合約或安排。於最後可行日期，除包銷協議外，Vigor概無訂立任何董事在當中有重大個人權益之重大合約。

於最後可行日期，董事於本集團任何成員公司自二零零七年十二月三十一日（即本集團最近期經審核賬目之結算日）以來(i)買賣；或(ii)租用；或(iii)擬買賣；或(iv)擬租用之資產中，並無擁有直接或間接權益。

概無董事已經或將會因離職及就供股、包銷協議及／或清洗豁免獲得任何利益作為賠償。除包銷協議外，Vigor或其一致行動人士與董事、在任董事、股東或現時股東及其他涉及或視乎或依賴供股及／或清洗豁免結果或以其他方式與供股及／或清洗豁免有關之人士概無任何協議、安排或共識（包括任何賠償安排）。Vigor概無訂立任何有關其可能會或可能不會援引或尋求援引一項供股及／或清洗豁免之先決條件或條件的情況及作出有關行動之後果（包括所產生的違約費詳情）之協議或安排。

於最後可行日期，除包銷協議及不可撤回承諾外，董事與其他人士概無訂立任何以供股及／或清洗豁免結果為條件或視乎供股及／或清洗豁免結果或與供股及／或清洗豁免有關的協議或安排。

10. 重大合約

下列為本集團成員公司於有關公佈日期前兩年至最後可行日期內訂立的重大或可屬重大合約(日常業務中訂立的合約除外):

(a) Taskwell Limited(「Taskwell」)與新鴻基投資服務有限公司於二零零七年五月九日就Taskwell以87,762,812港元之總代價有條件收購399,485,640股上海聯合水泥股份有限公司股份訂立之協議;

(b) Famous Mount Investments Limited、普林集團有限公司及首長科技集團有限公司於二零零七年七月十一日就以181,806,698港元之總代價購入普林電子有限公司全部已發行股本40%而訂立之買賣協議;

(c) Mission Time Holdings Limited(「Mission Time」)於二零零七年十一月十四日就其以最多20,000,000美元總承擔金額之代價認購SHK Asian Opportunities Fund, L. P.有限責任合夥權益而訂立之認購協議;

(d) 本公司與Vigor於二零零七年十一月二十二日就建議公開發售276,183,547股股份而訂立之包銷協議;

(e) 包銷協議;以及

(f) 配售協議。

除上文所披露者外,本集團成員公司概無於有關公佈日期前兩年至最後可行日期內訂立其他重大或可屬重大的合約(日常業務中訂立的合約除外)。

勞偉安先生，現年47歲，於二零零二年三月十五日獲委任為本公司之非執行董事。其後彼於二零零二年十月二十九日轉任為本公司之獨立非執行董事。彼為英國特許公認會計師公會及香港會計師公會資深會員，自一九八六年以來一直任職於其本身之公司勞偉安會計師事務所。彼在提供稅務顧問服務及審核服務予公司（包括香港上市公司）方面擁有豐富經驗。

劉紹基先生，現年50歲，於二零零四年六月三日獲委任為本公司之獨立非執行董事。彼於企業融資、財務顧問及管理、會計及核數方面擁有逾25年之經驗。彼現為財務顧問界任職顧問。在此之前，劉先生曾於一國際會計公司工作逾15年。彼為特許公認會計師公會及香港會計師公會之資深會員。彼亦為特許公認會計師公會理事會會員。彼自一九九五年起為特許公認會計師公會香港分會之委員會會員，並於二零零零年／二零零一年年度獲擔任為特許公認會計師公會香港分會之主席。劉先生亦為恒富控股有限公司、嘉輝化工控股有限公司、京信通信系統控股有限公司、TCL通訊科技控股有限公司、富士康國際控股有限公司、唯冠國際控股有限公司、順誠控股有限公司及安莉芳控股有限公司之獨立非執行董事。彼曾於二零零一年五月二十五日至二零零七年四月十八日期間出任福方國際控股有限公司（現稱福方集團有限公司）之獨立非執行董事及於二零零二年十二月六日至二零零六年十二月二十日出任軟迅科技控股有限公司（現稱環能國際控股有限公司）之獨立非執行董事。

張建先生，現年66歲，於二零零六年十月十六日獲委任為本公司之獨立非執行董事。彼為中國教授級高級工程師。彼現任中國施工企業管理協會副理事長、中國寶玉石協會副會長、西安建築科技大學北京校友會會長、中國建築材料集團公司外部董事及中礦國際投資有限公司專家委員會主席。彼於一九九七年被授予國家有突出貢獻知識份子獎，彼並於二零零四年被評為「全國十大誠信英才」。於二零零五年，彼更被評為首屆中國有色金屬行業有影響力人物。於一九八二年至一九九八年期間，彼曾於中國有色金屬工業總公司擔任多項要職。於一九九八年至二零零三年期間，彼曾任中國有色建設集團有限公司董事長及總經理，並在二零零三年至二零零五年期間擔任中國有色礦業集團有限公司總經理。

替代授權代表
馮靖文女士
香港
灣仔
駱克道333號
中國網絡中心47樓

9. 董事詳情

執行董事

莊舜而女士，現年54歲，於二零零二年八月二十三日獲委任為本公司之執行董事及主席。莊女士亦為亞太資源有限公司之執行董事及上海聯合水泥股份有限公司之非執行董事。彼自一九九八年九月出任中國東莞長安高爾夫球鄉村俱樂部之主席。彼現為仁愛堂第二十九屆（丁亥年）董事局副主席。彼曾於一九九二年至二零零零年出任申銀萬國（香港）有限公司之董事及行政總裁。

王炳忠拿督，現年64歲，於二零零二年三月十五日獲委任為本公司之執行董事。王拿督亦為上海聯合水泥股份有限公司之副總裁。彼於一九六七年在馬來西亞大學畢業，取得文學榮譽學士學位，隨後加入馬來西亞外交部，期間曾擔任馬來西亞數個海外外交職務。王拿督於一九八五年投入商界，於香港及馬來西亞曾擔任不同高級管理職位（包括在上市公司擔任執行董事職位）。

江木賢先生，現年43歲，於二零零二年五月十三日獲委任為本公司之執行董事。江先生亦為上海聯合水泥股份有限公司之執行董事。彼畢業於香港城市大學，取得工商管理學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師，在企業融資、財務管理、會計及核數方面擁有豐富經驗。

Société Générale Bank & Trust
1 Rafflee Quay
#35-01, North Tower
Singapore 048583

瑞士銀行
香港
中環金融街8號
國際金融中心二期
52樓

美林亞太有限公司
香港
中環花園道3號
中國工商銀行大廈17樓

美國預託證券託管銀行
The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY10011
USA

公司秘書
馮靖文女士

授權代表
王炳忠拿督
香港
灣仔
駱克道333號
中國網絡中心47樓

江木賢先生
香港
灣仔
駱克道333號
中國網絡中心47樓

香港總辦事處及主要營業地點

香港
灣仔
駱克道333號
中國網絡中心47樓

股份過戶登記處香港分處

卓佳登捷時有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓

法律顧問

羅拔臣律師事務所
香港
皇后大道中99號
中環中心57樓

核數師

德勤•關黃陳方會計師行
執業會計師
香港
金鐘道88號
太古廣場一座35樓

主要往來銀行

中國工商銀行(亞洲)有限公司
香港
中環
花園道3號
中國工商銀行大廈33樓

中國銀行(香港)有限公司
香港
花園道1號
中銀大廈
52樓

根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在綜合財務報表中作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。此後，有關訴訟並無任何進展。

(b) Stellar One Corporation（「Stellar One」）根據公司條例第178條於一九九八年十一月向數碼電視發出要求償還約1,152,000美元（約等於8,983,000港元）之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前向法院支付200,000港元，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。於本文件刊發之日，數碼電視已徵詢法律意見，並獲告知有關仲裁程序並未展開。根據律師意見，數碼電視有合理依據就有關索償提出抗辯，故並未就該項索償於綜合財務報表中作出任何撥備。

除上述事項外，本公司及其任何附屬公司並無涉及任何重大訴訟或索償，而就董事所知，本集團任何成員公司亦無任何尚未了結或可能面臨或已提出的重大訴訟或索償。

8. 公司資料

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

5. 董事服務合約

(a) 於最後可行日期，董事概無與本集團任何成員公司訂立並非於一年內屆滿或於一年內可由本集團成員公司終止而不作賠償（法定賠償除外）之任何現有或擬定服務合約。

(b) 董事與本公司或其任何附屬公司或聯營公司概無於有關公佈日期前六個月內訂立或修訂任何仍然生效之服務合約（包括持續或有期合約）。

(c) 董事與本公司或其任何附屬公司或聯營公司概無訂立任何仍然生效且通知期為12個月或以上之持續服務合約。

(d) 董事與本公司或其任何附屬公司或聯營公司概無訂立任何仍然生效且屆滿日期為12個月以上之有期服務合約（不論有否通知期）。

6. 董事於競爭業務之權益

於最後可行日期，根據上市規則第8.10條，除本集團業務外，董事及彼等各自之聯繫人概無被認為於足以或可能與本集團業務構成直接或間接競爭之業務中擁有任何權益。

7. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000美元（約等於15,305,000港元）連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube之間的合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

2. Vigor乃China Spirit Limited（「China Spirit」）之全資附屬公司，持有(i) 106,484,400股股份；(ii) 21,296,880份認股權證，由此產生本公司21,296,880股相關股份之權益；及(iii) 203,060,976股包銷股份。莊女士於China Spirit擁有100%實際權益，故被視為擁有330,842,256股股份之公司權益。莊女士為China Spirit之唯一董事。

3. John Zwaanstra先生被視為透過彼於Penta Investment之100%權益而擁有(i) 35,736,000股股份；及(ii) 6,928,400份認股權證而產生之本公司6,928,400股相關股份之權益。

4. Penta Investment作為投資經理，擁有(i) 35,736,000股股份；及(ii) 6,928,400份認股權證而產生之本公司6,928,400股相關股份之權益。

5. Mercurius乃全權信託Mercurius Partners Trust（「Mercurius Trust」）之創辦人，故被視為於Todd Zwaanstra先生及Mercurius Trust擁有權益之本公司股份及相關股份中擁有權益。

6. 由於Todd Zwaanstra先生作為Mercurius Trust之信託人而控制Penta Asia逾三分之一之投票權，故被視為於Penta Master Fund Limited（「Penta Master」）所持有本公司股份及相關股份中擁有權益。

7. Penta Asia透過其於Penta Master之100%權益而被視為擁有(i) 12,716,000股股份；及(ii) 3,790,400份認股權證而產生之本公司3,790,400股相關股份之權益。

8. 李成輝先生、李淑慧小姐及李成煌先生為全權信託LL Trust之信託人，彼等合共持有聯合集團已發行股本約44.52%權益，因此被視為擁有聯合集團所持之該等股份之權益。

9. 聯合集團持有聯合地產已發行股本約73.90%權益，因此被視作擁有聯合地產所持之該等股份之權益。

10. 聯合地產分別透過其直接及間接全資附屬公司AP Jade及AP Emerald持有新鴻基已發行股本約63.20%權益，因此被視作擁有新鴻基所持有之該等股份之權益。

11. 新鴻基証券透過其於新鴻基國際之100%權益而被視為擁有400,000,000股股份之權益。

12. 新鴻基國際根據配售協議作為配售代理，配售本金總額為300,000,000港元、可按每股0.75港元兌換為股份之可換股債券。

姓名或名稱	身份	所持普通股數目	於最後可行日期佔已發行普通股百分比
Penta Asia Fund, Ltd.（「Penta Asia」）	所控制之公司持有 *（附註7）*	16,506,400	5.99%
Lee and Lee Trust（「LL Trust」）	所控制之公司持有 *（附註8）*	400,000,000	145.13%
聯合集團有限公司（「聯合集團」）	所控制之公司持有 *（附註9）*	400,000,000	145.13%
聯合地產（香港）有限公司（「聯合地產」）	所控制之公司持有 *（附註10）*	400,000,000	145.13%
AP Jade Limited（「AP Jade」）	所控制之公司持有 *（附註10）*	400,000,000	145.13%
AP Emerald Limited（「AP Emerald」）	所控制之公司持有 *（附註10）*	400,000,000	145.13%
新鴻基有限公司（「新鴻基」）	所控制之公司持有 *（附註10）*	400,000,000	145.13%
新鴻基証券有限公司（「新鴻基証券」）	所控制之公司持有 *（附註11）*	400,000,000	145.13%
新鴻基國際有限公司（「新鴻基國際」）	配售代理 *（附註12）*	400,000,000	145.13%

附註：

1. 二零零八年十一月二十三日，Vigor作為包銷商與本公司訂立包銷協議，以每股0.40港元之價格，按照包銷協議之條款及條件，包銷不少於169,138,094股包銷股份及不多於203,060,976股包銷股份。

(b) 主要股東權益

除下文所披露者外，就董事及本公司高級行政人員所知，於最後可行日期，並無任何人士於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）股份、相關股份或債券中擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及第3分部之條文予以披露，或於最後可行日期直接及間接持有可於任何情況下在本集團任何股東大會投票之任何類別股本面值10%或以上權益。

好倉

姓名或名稱	身份	所持普通股數目	於最後可行日期佔已發行普通股百分比
莊舜而女士（「莊女士」）	所控制之公司持有*（附註1及2）*	330,842,256	120.03%
China Spirit Limited（「China Spirit」）	所控制之公司持有*（附註1及2）*	330,842,256	120.03%
Vigor Online Offshore Limited（「Vigor」）	實益擁有人*（附註1及2）*	330,842,256	120.03%
John Zwaanstra先生（「John Zwaanstra先生」）	所控制之公司持有*（附註3）*	42,664,400	15.48%
Penta Investment Advisers Limited（「Penta Investment」）	投資經理*（附註4）*	42,664,400	15.48%
Mercurius GP LLC（「Mercurius」）	全權信託之創辦人*（附註5）*	16,506,400	5.99%
Todd Zwaanstra先生（「Todd Zwaanstra先生」）	信託人*（附註6）*	16,506,400	5.99%

4. 董事證券權益

(a) 董事權益

除下文所披露者外，於最後可行日期，董事及本公司高級行政人員並無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)股份、相關股份或債券中擁有任何權益或淡倉，而(i)根據證券及期貨條例第XV部第7及第8分部(包括根據證券及期貨條例規定當作或視為擁有之權益及淡倉(如有))須知會本公司及聯交所；(ii)根據證券及期貨條例第352條須載入該條規定之登記名冊中；或(iii)根據上市規則附錄10所載上市發行人董事進行證券交易之標準守則須知會本公司及聯交所：

好倉

董事姓名	個人權益	公司權益	其他權益	總計	佔所有已發行股份百分比
莊舜而女士	–	330,842,256 *(附註1及2)*	–	330,842,256	120.03%

附註：

1. 二零零八年十一月二十三日，Vigor作為包銷商與本公司訂立包銷協議，以每股0.40港元之價格，按照包銷協議之條款及條件，包銷不少於169,138,094股包銷股份及不超過203,060,976股包銷股份。

2. Vigor乃China Spirit Limited(「China Spirit」)之全資附屬公司，持有(i) 106,484,400股股份；(ii) 21,296,880份認股權證而產生本公司21,296,880股相關股份之權益；及(iii) 203,060,976股包銷股份。莊女士於China Spirit擁有100%實際權益，故被視為擁有330,842,256股股份之公司權益。

除本通函已披露者外，截至最後可行日期，本集團概無資本或成員公司涉及購股權，或獲有條件或無條件同意涉及購股權。

除於認股權證獲行使時發行16,947股股份外，自二零零七年十二月三十一日（即本公司最近期經審核財務報表之結算日）至最後可行日期，概無發行任何新股份。

於最後可行日期，本公司尚有55,219,762份可賦予其持有人認購55,219,762股股份之認股權證。

3. 市價

下表顯示股份於(i)緊隨有關公佈日期前六個月各月及最後可行日期前各月之最後交易日；及(ii)最後可行日期在聯交所之收市價。

日期	每股收市價
二零零八年五月三十日	4.59港元
二零零八年六月三十日	4.35港元
二零零八年七月三十一日	4.10港元
二零零八年八月二十九日	3.30港元
二零零八年九月三十日	1.22港元
二零零八年十月三十一日	0.75港元
二零零八年十一月二十一日，即最後交易日	0.77港元
最後可行日期	0.59港元

於二零零八年五月二十一日（即緊接刊發有關公佈前最後交易日二零零八年十一月二十一日前六個月當日）至最後可行日期股份在聯交所之最高及最低收市價分別為二零零八年五月三十日之4.59港元及二零零八年十月二十七日之0.46港元。

1. 責任聲明

本通函所載資料，乃遵照上市規則所規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函所表達之一切意見乃經審慎周詳考慮後始行發表，且本通函並無遺漏任何其他事實，以致其所載任何聲明有誤導成份。

2. 股本

於最後可行日期及緊接供股完成後，並假設可換股債券悉數獲行使（假設於記錄日期或之前全部尚未行使認股權證悉數獲行使），本公司之法定及已發行股本如下：

法定股本		*港元*
30,000,000,000	股於最後可行日期	300,000,000.00
已發行並繳足或入賬列為繳足股本		
275,622,494	股於最後可行日期	2,756,224.94
661,684,512	股於供股完成後	6,616,845.12
1,061,684,512	股於供股完成且可換股債券悉數兌換後	10,616,845.12

所有現有股份在各方面具同等權利，尤其為股息、投票權及股本回報之權利。

已發行股份及認股權證於聯交所上市。本公司股份或股本／債務證券概無於其他證券交易所上市或買賣，亦無尋求或建議徵求批准本公司證券於其他證券交易所上市及買賣。

股份面值為每股0.01港元。

除上文所披露者外，本集團任何成員公司自本公司最近期刊發經審核賬目結算日起並無任何資本變更。

意見

吾等認為：

a)　未經審核備考經調整綜合有形資產淨值報表已由　貴公司董事根據所述基準妥為編製；

b)　該基準符合　貴集團之會計政策；及

c)　就根據上市規則第四章第29(1)段所披露之未經審核備考經調整綜合有形資產淨值報表而言，有關調整乃屬恰當。

德勤•關黃陳方會計師行
執業會計師
香港

二零零八年十二月三十一日

吾等之責任是根據上市規則第四章第29(7)段之規定，對未經審核備考經調整綜合有形資產淨值報表出具意見，並向　閣下報告。對於就編製未經審核備考經調整綜合有形資產淨值報表時所採用之任何財務資料而由吾等在過往發出之任何報告，除於該等報告發出日期對該等報告之發出對象所負之責任外，吾等概不承擔任何責任。

意見之基礎

吾等是按照香港會計師公會所頒佈之香港投資通函申報委聘準則第300號「有關投資通函內備考財務資料之會計師報告」進行應聘工作。吾等之工作主要包括比較未經調整財務資料與來源文件，考慮調整之支持憑證，及與　貴公司董事討論未經審核備考經調整綜合有形資產淨值報表。吾等之工作並不涉及獨立查核任何相關財務資料。

吾等在策劃和進行工作時，均以取得吾等認為必需之資料及解釋為目標，使吾等能獲得充分憑證，就未經審核備考經調整綜合有形資產淨值報表已由　貴公司董事按所述基準妥善編製，該基準符合　貴集團的會計政策，及就根據上市規則第四章第29(1)段作出披露之未經審核備考經調整綜合有形資產淨值報表而言，有關調整乃屬適當。

未經審核備考經調整綜合有形資產淨值報表乃根據　貴公司董事之判斷及假設而編製，其編製僅為說明用途，而基於其假設性質，其並不保證或顯示任何事情將於未來發生，亦不一定能反映　貴集團於二零零八年六月三十日或任何未來日期的財務狀況。

II. 申報會計師報告

以下為本公司所接獲申報會計師德勤•關黃陳方會計師行(香港執業會計師)以供載入本通函而編製之報告全文。

Deloitte.
德勤

德勤•關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

貴集團未經審核備考經調整綜合有形資產淨值報表發表之會計師報告

致中國網絡資本有限公司董事

吾等謹就載於中國網絡資本有限公司(「貴公司」)於二零零八年十二月三十一日刊發之通函(「通函」)第152至153頁附錄二「本集團未經審核備考財務資料」一節 貴公司及其附屬公司(下文統稱「貴集團」)之未經審核備考經調整綜合有形資產淨值報表作出報告。未經審核備考經調整綜合有形資產淨值報表乃由 貴公司董事僅為說明用途而編製,以便就按每持有一股 貴公司現有股份可供配發一股供股股份之基準建議供股可能如何影響所呈列之財務資料提供資料,以供載入通函附錄二。未經審核備考經調整綜合有形資產淨值報表之編製基準載列於通函第152至153頁。

貴公司董事及申報會計師之個別責任

貴公司董事須全權負責根據香港聯合交易所有限公司證券上市規則(「上市規則」)第四章第29段並參考由香港會計師公會頒佈之會計指引第7號「編製備考財務資料以載入投資通函內」而編製未經審核備考經調整綜合有形資產淨值報表。

附註：

1. 於二零零八年六月三十日，本公司權益持有人應佔未經審核綜合資產淨值乃摘錄自本公司截至二零零八年六月三十日止六個月之已刊發中期報告。

2. 於二零零八年六月三十日，本集團之未經審核無形資產指已計入所持聯營公司權益之收購一家聯營公司所得商譽228,509,000港元。

3. 預計供股所得款項淨額約107,249,000港元，即按認購價每股供股股份0.40港元發行275,622,494股供股股份（假設於記錄日期或之前並無尚未行使認股權證獲行使）之所得款項110,249,000港元，扣除供股所涉估計開支約3,000,000港元。

4. 未經審核備考每股經調整綜合有形資產淨值乃根據供股完成後已發行551,571,041股股份（包括於二零零八年六月三十日本公司已發行股本275,948,547股股份及275,622,494股供股股份）計算。未經審核備考經調整綜合有形資產淨值報表並無計及本公司自二零零八年六月三十日至最後可行日期購回326,053股股份之影響。

I. 未經審核備考經調整綜合有形資產淨值報表

下列為本集團未經審核備考經調整綜合有形資產淨值報表，旨在說明假設供股已於二零零八年六月三十日完成，按於記錄日期每持有一股股份可獲一股供股股份之基準以每股供股股份認購價0.40港元發行275,622,494股供股股份對本集團有形資產淨值之影響。因報表僅供參考且基於其假設性質，故未必真實反映供股完成時本集團之財務狀況。

本集團未經審核備考經調整綜合有形資產淨值報表乃根據本通函附錄一所載本公司於二零零八年六月三十日未經審核簡明綜合資產負債表中所載於二零零八年六月三十日本公司權益持有人應佔未經審核綜合有形資產淨值編製，並按下文所述作出調整。

於二零零八年六月三十日本公司權益持有人應佔未經審核綜合資產淨值	於二零零八年六月三十日本集團未經審核無形資產	於二零零八年六月三十日本公司權益持有人應佔未經審核綜合經調整有形資產淨值	預計供股所得款項淨額	供股完成後於二零零八年六月三十日本公司權益持有人應佔未經審核備考經調整綜合有形資產淨值	供股完成後於二零零八年六月三十日未經審核備考每股經調整綜合有形資產淨值
千港元	*千港元*	*千港元*	*千港元*	*千港元*	*港元*
(附註1)	*(附註2)*		*(附註3)*		*(附註4)*
2,277,951	228,509	2,049,442	107,249	2,156,691	3.91

(b) 於一九九七年，本公司曾向電訊盈科有限公司（前稱得信佳集團有限公司（「得信佳」））前主要股東兼前主席及Chambord Investment Inc.就有關得信佳股份於聯交所上市而向得信佳提供若干賠償保證，以促成得信佳股份於聯交所上市而作出相互賠償保證。該等賠償保證乃涉及使用得信佳之商標，侵犯財產之許可使用，為取得銀行融資而向得信佳提供擔保及税項負債。

董事認為無法估計提供賠償保證及擔保所產生之財務影響。

7. 訴訟

於二零零八年十月三十一日，本集團的重大訴訟／索償在附錄三「訴訟」一段披露。除前述者外，本集團於二零零八年十月三十一日並無其他重大訴訟。

8. 本集團未來前景

前景

鑒於消費者及投資者因日益擔心環球金融體系的狀況、美國經濟衰退以及中國增長預警而對金融市場信心不足，全球金融市場前景持續看淡。由於本集團之投資組合之表現以按市價計值之會計標準衡量，故本集團二零零八年下半年之整體表現在當前惡劣金融市場環境下會受不利影響。儘管時局艱難不定，但本集團仍相信在各公司及企業的價值被大幅低估的情況下，會出現可觀的投資機遇。因此，本集團致力適時利用投資及業務機遇，提升股東價值。

9. 重大改變

除本集團於二零零八年中期報告所披露者外，以及因本集團之投資組合之表現以按市價計值之會計標準衡量，以致本集團二零零八年下半年之整體表現在當前惡劣金融市場環境下會受不利影響外，於最後可行日期，自二零零七年十二月三十一日（即本集團最近期經審核財務報表之結算日）以來，本集團之財務或經營狀況或前景並無任何重大逆轉。

4. 營運資金

董事認為，在並無不可預見之情況下，計及本集團現有現金及銀行結餘，現時可得的孖展貸款額、預期內部所得資金以及供股及配售所得款項，則本集團由本通函刊發日期起計十二個月內將具備充裕營運資金，應付目前所需。

5. 債務報表

於二零零八年十月三十一日（即付印本通函前編製本債務報表之最後可行日期）營業日結束時，本集團的未償還貸款約為846,540,000港元，包括無擔保有期貸款300,000,000港元、有擔保有期貸款65,000,000港元及證券孖展貸款約481,540,000港元。該證券孖展貸款由本集團之已抵押有價證券作擔保。

於二零零八年十月三十一日，本集團賬面值分別為802,490,000港元、93,226,000港元及6,015,000港元的持作買賣投資、可供出售投資及證券經紀公司按金已抵押予證券經紀公司，作為本集團取得短期信貸融資之擔保。

除本通函前文所披露者外，於二零零八年十月三十一日營業日結束時，本集團並無任何已發行及未償付或已授權或已設立但並無發行的債務證券、任何有期貸款（有抵押、無抵押、有擔保或無擔保）、任何其他貸款或具借貸性質的債務（包括銀行透支及承兑負債（不包括一般商業票據））或承兑信貸或租購承擔（無論有無抵押或有無擔保）、任何按揭或抵押或其他重大或然負債或擔保。

6. 或然負債

(a) 就於以往年度出售一間附屬公司，本集團已就買方因轉讓該附屬公司之若干業務合約而蒙受及／或引致之一切負債、損失、成本及費用向買方提供賠償保證。

出售之淨資產主要為投資物業。因出售該投資物業之公允價值溢利14,707,000港元，已確認於二零零七年六月三十日止期間之簡明綜合收益表。

18. 關連方交易

本集團董事及主要管理層於本期間之薪酬如下：

	截至六月三十日止六個月	
	二零零八年	**二零零七年**
	千港元	*千港元*
薪金及其他短期僱員福利	2,262	2,400
退休福利費用	30	30
	2,292	2,430

16. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券行作為授予本集團取得短期信貸融資之抵押：

	二零零八年六月三十日	二零零七年十二月三十一日
	千港元	*千港元*
投資物業	33,300	33,300
持作買賣之投資	1,922,193	3,121,898
可供出售投資	244,455	460,628
已抵押銀行存款	8,845	10,718
	2,208,793	3,626,544

17. 出售一間附屬公司

截至二零零七年六月三十日止期間，非全資擁有之附屬公司之淨資產於出售日期如下：

	二零零七年
	千港元
出售之資產淨額	118,155
少數股東權益	(16,798)
	101,357
總代價支付方式：	
預先已收按金	30,027
遞延代價包括應收賬項、按金及預付款項	71,330
	101,357
因出售之淨現金流出：	
出售之銀行結餘及現金	1

14. 其他借貸

其他借貸為股票經紀行、期貨及期權經紀行給予之證券孖展融資。借貸由本集團之市場證券作抵押，須於要求時償還及附有優於市場之息率。

15. 股本

	股份數目	股本
		千港元
每股面值0.01港元之普通股		
法定：		
於二零零八年六月三十日及二零零七年十二月三十一日	30,000,000,000	300,000
已發行及繳足股款：		
於二零零七年一月一日	282,883,547	2,829
股份購回	(6,700,000)	(67)
於二零零七年十二月三十一日	276,183,547	2,762
股份購回	(235,000)	(2)
於二零零八年六月三十日	275,948,547	2,760

11. 投資物業、物業、廠房及設備之變動

本集團之投資物業及樓宇之公允價值經董事計量。

董事認為包括於物業、廠房及設備之投資物業及樓宇於二零零八年六月三十日之公允價值與二零零七年十二月三十一日之專業估值並無重大差別，因此，於本期間並無公允價值變動之確認。

12. 應收賬項、按金及預付款項

本集團之信貸政策為給予其貿易客戶30至90日之賬期。以下為應收賬項之賬齡分析：

	二零零八年 六月三十日 *千港元*	二零零七年 十二月三十一日 *千港元*
90日內之應收貿易賬項	4,456	1,992
其他應收賬項、按金及預付款項	66,900	39,292
	71,356	41,284

13. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：

	二零零八年 六月三十日 *千港元*	二零零七年 十二月三十一日 *千港元*
90日內之應付貿易賬項	13,688	29,778
其他應付賬項及應計費用	86,098	68,217
	99,786	97,995

來自持續經營業務

本公司普通權益持有人應佔來自持續經營業務每股基本(虧損)盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	*千港元*
本公司權益持有人應佔期內(虧損)盈利	(1,528,615)	528,424
*加：*來自已終止經營業務期內虧損	–	1,548
計算每股來自持續經營業務基本(虧損)盈利所依據之(虧損)盈利	(1,528,615)	529,972

以上每股基本盈利乃按相同單位計算。

來自已終止經營業務

截至二零零七年六月三十日止六個月，已終止經營業務之每股基本虧損為0.006港元。每股基本虧損之計算乃根據本公司權益持有人應佔已終止經營業務之期內虧損1,548,000港元及以上計算每股基本盈利之單位。

9. 股息

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	*千港元*
已確認分派之股息－每股0.04港元（二零零七年：0.04港元）	11,047	11,084
建議中期股息－無（二零零七年：0.01港元）	–	2,762

10. 每股（虧損）盈利

來自持續及已終止經營業務

本公司普通權益持有人應佔每股基本（虧損）盈利乃根據下列數據計算：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	*千港元*
計算本公司權益持有人應佔每股基本（虧損）盈利所依據之（虧損）盈利	(1,528,615)	528,424
	股份數目	股份數目
計算每股基本（虧損）盈利所依據之普通股份加權平均數	276,168,323	280,790,340

7. 已終止經營業務

已終止經營業務（即流動電話分銷業務）之業績截至二零零七年六月三十日止六個月如下：

	截至二零零七年六月三十日止六個月 *千港元*
營業額	7,681
銷售成本	(8,072)
其他收入	1,678
分銷成本	(1,050)
行政及其他支出	(1,758)
除税前虧損	(1,521)
税項	(27)
期內虧損	(1,548)

8. 期內（虧損）溢利

	持續經營業務 截至六月三十日止六個月		已終止經營業務 截至六月三十日止六個月		綜合 截至六月三十日止六個月	
	二零零八年 *千港元*	二零零七年 *千港元*	二零零八年 *千港元*	二零零七年 *千港元*	二零零八年 *千港元*	二零零七年 *千港元*
期內（虧損）溢利已扣除（撥回）：						
員工成本，包括董事酬金	3,644	3,021	-	945	3,644	3,966
撇銷存貨減值	-	-	-	(1,117)	-	(1,117)
折舊及攤銷	149	144	-	311	149	455
利息收入	(1,039)	(4,974)	-	(33)	(1,039)	(5,007)
匯兑收入淨額	(3,901)	(6,954)	-	-	(3,901)	(6,954)

附註：

(a) 包括於持作買賣之投資按公允價值之變動，約3,939,000港元（二零零七年：溢利117,368,000港元）為出售持作買賣之投資之已變現虧損淨額。

(b) 包括於衍生金融工具按公允價值之變動，約425,000港元（二零零七年：虧損7,366,000港元）為衍生金融工具之已變現溢利淨額。

5. 融資成本

融資成本代表於五年內全數償還銀行及其他借貸之利息。

6. 稅項

	持續經營業務 截至六月三十日止六個月		已終止經營業務 截至六月三十日止六個月		綜合 截至六月三十日止六個月	
	二零零八年	二零零七年	二零零八年	二零零七年	二零零八年	二零零七年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本期稅項包括：						
香港利得稅	1,295	61,034	-	27	1,295	61,061
中華人民共和國（「中國」）企業所得稅	118	1,735	-	-	118	1,735
	1,413	62,769	-	27	1,413	62,796

香港利得稅乃根據二零零八年六月三十日止六個月之估計應課稅溢利按16.5%（二零零七年：17.5%）之稅率計算。於二零零八年六月，香港利得稅稅率由17.5%降至16.5%，並於2008/09課稅年度實施。承接以往年度之遞延稅項已作調整，以反映稅率之減少。

中國企業所得稅乃根據估計應課稅溢利按25%（二零零七年：33%）之稅率計算，惟合資格享有中國利得稅之若干免稅期及稅項寬減之附屬公司除外。於二零零七年三月十六日，根據中國主席令第63號，中國頒佈中國企業所得稅法（「新法規」）。於二零零七年十二月六日，中國國務院頒發了新法規及實施細則。自二零零八年一月一日起，此等新法規及實施細則，會將若干於中國之附屬公司的稅率由33%下調至25%。

截至二零零七年六月三十日止六個月

	持續經營業務				已終止經營業務	
	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	總額 千港元	流動電話分銷 千港元	綜合 千港元
出售持作買賣之投資之款項總額	1,100,144	-	-	1,100,144	-	1,100,144
收入	6,770	6,497	2,294	15,561	7,681	23,242
分項業績	582,157	6,492	16,354	605,003	(3,199)	601,804
未分攤之其他收入				12,929	1,678	14,607
未分攤之公司支出				(7,809)	-	(7,809)
應佔一間聯營公司之溢利				609	-	609
融資成本				(8,994)	-	(8,994)
除稅前溢利				601,738	(1,521)	600,217
稅項				(62,769)	(27)	(62,796)
期內溢利				538,969	(1,548)	537,421

4. 投資之(虧損)溢利淨額

	截至六月三十日止六個月	
	二零零八年 *千港元*	二零零七年 *千港元*
持作買賣之投資按公允價值之變動 *(附註a)*	(1,485,787)	580,546
衍生金融工具按公允價值之變動 *(附註b)*	(20,383)	(7,366)
出售可供出售投資之已變現溢利(虧損)淨額	2,104	(596)
	(1,504,066)	572,584

本集團參與流動電話分銷業務。該業務已於二零零七年終止*(見附註7)*。

關於此等業務之分項資料呈列如下：

截至二零零八年六月三十日止六個月

	持續經營業務			
	證券買賣及投資	**財務服務**	**物業投資**	**綜合**
	千港元	*千港元*	*千港元*	*千港元*
出售持作買賣之投資之款項總額	169,423	–	–	169,423
收入	4,192	7,691	2,056	13,939
分項業績	(1,500,311)	7,669	1,489	(1,491,153)
未分攤之其他收入				4,940
未分攤之公司支出				(7,726)
應佔聯營公司之虧損				(6,243)
融資成本				(25,265)
除税前虧損				(1,525,447)
税項				(1,413)
期內虧損				(1,526,860)

本集團並無提早採納下列已頒佈但仍未生效之新訂、修訂準則或詮釋。

香港會計準則第1號（修訂）	財務報表之呈列[1]
香港會計準則第23號（修訂）	借貸成本[1]
香港會計準則第27號（修訂）	綜合及獨立財務報表[2]
香港會計準則第32號及香港會計準則第1號（修訂）	可沽售金融工具及清盤時產生之責任[1]
香港財務報告準則第2號（修訂）	歸屬條件及取消[1]
香港財務報告準則第3號（修訂）	業務合併[2]
香港財務報告準則第8號	經營分類[1]
香港（國際財務報告詮釋委員會）一詮釋第13號	客戶忠誠度計劃[3]
香港（國際財務報告詮釋委員會）一詮釋第15號	房地產建造協議[1]
香港（國際財務報告詮釋委員會）一詮釋第16號	國外經營淨投資套期[4]

[1] *於二零零九年一月一日或其後開始之會計期間生效。*

[2] *於二零零九年七月一日或其後開始之會計期間生效。*

[3] *於二零零八年七月一日或其後開始之會計期間生效。*

[4] *於二零零八年十月一日或其後開始之會計期間生效。*

採納香港財務報告準則第3號（修訂）對於企業合併（其收購日期始於二零零九年七月一日或之後的首個年報期開始之時或之後）的會計可能構成影響。香港會計準則第27號（修訂）對於將被視為權益交易的附屬公司之母公司擁有權益變動（惟未導致失去控制權）的會計處理會構成影響。

本公司董事預期，採用其他新訂、修訂準則或詮釋對本集團業績及財務狀況並無任何重大影響。

3. 業務資料

業務分項

本集團現時分為三大主要營運業務，分別為證券買賣及投資、財務服務及物業投資。上述業務乃本集團滙報主要分項資料所按之基準。

附註：

1. 編製基準

簡明綜合財務報表乃按照香港會計師公會(「香港會計師公會」)所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16適用之披露要求而編製。

2. 主要會計政策

除若干物業及金融工具按適用情況以重估價值或公允價值計量外，本簡明綜合財務報表乃按歷史成本為編製基準。

本簡明綜合財務報表所採用之會計政策與本集團編製截至二零零七年十二月三十一日止年度財務報表所採用的一致。

在本中期期間，本集團首次採納香港會計師公會頒佈之下列新詮釋(「新香港財務報告準則」)，該等新準則於本集團二零零八年一月一日開始之財政年度生效。

香港(國際財務報告詮釋委員會)－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易
香港(國際財務報告詮釋委員會)－詮釋第12號	特許權服務安排
香港(國際財務報告詮釋委員會)－詮釋第14號	香港會計準則第19號－定額利益資產的限制、最低資金要求和兩者的互相關係

採納該新香港財務報告準則對本集團本會計期間或過往會計期間之業績或財務狀況並無重大影響，因而毋須作出過往期間調整。

簡明綜合現金流量表

截至二零零八年六月三十日止六個月

	截至六月三十日止六個月	
	二零零八年	二零零七年
	千港元	*千港元*
	（未經審核）	（未經審核）
經營業務之現金流出淨額	(139,416)	(265,928)
投資業務		
出售可供出售投資所得款項淨額	9,864	1,434
已收股息	4,192	6,770
購買可供出售投資	(31,199)	–
贖回貸款票據所得款項淨額	52,401	–
其他投資業務	1,094	6,216
投資業務之現金流入淨額	36,352	14,420
融資業務		
新增其他貸款	1,153,111	1,721,041
償還其他貸款	(1,071,833)	(1,446,805)
股份購回	(981)	(29,090)
融資業務之現金流入淨額	80,297	245,146
現金及現金等值減少淨額	(22,767)	(6,362)
期初之現金及現金等值	67,824	58,007
外幣滙率轉變之影響	3,712	1,462
期終之現金及現金等值	48,769	53,107

簡明綜合權益變動表

截至二零零八年六月三十日止六個月

	本公司權益持有人應佔權益									
	股本 *千港元*	股份溢價 *千港元*	樓宇重估儲備 *千港元*	投資重估儲備 *千港元*	資本贖回儲備 *千港元*	匯兌儲備 *千港元*	保留溢利 *千港元*	小計 *千港元*	少數股東權益 *千港元*	總額 *千港元*
於二零零七年一月一日（已審核）	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
可供出售投資公允價值之變動	-	-	-	32,111	-	-	-	32,111	-	32,111
因換算海外經營所產生之匯兌差異	-	-	-	-	-	1,462	-	1,462	-	1,462
直接於權益確認之淨收入	-	-	-	32,111	-	1,462	-	33,573	-	33,573
因出售可供出售投資而變現	-	-	-	596	-	-	-	596	-	596
期內溢利	-	-	-	-	-	-	528,424	528,424	8,997	537,421
期內確認收入總額	-	-	-	32,707	-	1,462	528,424	562,593	8,997	571,590
出售一間附屬公司	-	-	-	-	-	-	-	-	(16,798)	(16,798)
變賣之前已確認為持作買賣之投資之公允價值變動	-	-	-	-	-	-	68,266	68,266	-	68,266
應佔一間聯營公司已往權益之變動	-	-	-	-	-	-	(74)	(74)	-	(74)
股份購回	(63)	(29,027)	-	-	63	-	(63)	(29,090)	-	(29,090)
已付股息	-	-	-	-	-	-	(11,084)	(11,084)	-	(11,084)
於二零零七年六月三十日（未經審核）	2,766	596,034	1,274	464,807	2,174	2,431	1,920,172	2,989,658	9,046	2,998,704
於二零零八年一月一日（已審核）	2,762	592,751	5,036	720,879	2,178	9,036	2,767,805	4,100,447	3,872	4,104,319
可供出售投資公允價值之變動	-	-	-	(292,814)	-	-	-	(292,814)	-	(292,814)
應佔聯營公司之權益變動	-	-	-	-	-	9,353	-	9,353	-	9,353
因換算海外經營所產生之匯兌差異	-	-	-	-	-	3,712	-	3,712	-	3,712
直接於權益確認之淨收入及支出	-	-	-	(292,814)	-	13,065	-	(279,749)	-	(279,749)
因出售可供出售投資而變現	-	-	-	(2,104)	-	-	-	(2,104)	-	(2,104)
期內（虧損）溢利	-	-	-	-	-	-	(1,528,615)	(1,528,615)	1,755	(1,526,860)
期內確認收入及支出總額	-	-	-	(294,918)	-	13,065	(1,528,615)	(1,810,468)	1,755	(1,808,713)
股份購回	(2)	(981)	-	-	2	-	-	(981)	-	(981)
已付股息	-	-	-	-	-	-	(11,047)	(11,047)	-	(11,047)
於二零零八年六月三十日（未經審核）	2,760	591,770	5,036	425,961	2,180	22,101	1,228,143	2,277,951	5,627	2,283,578

	附註	於二零零八年六月三十日 千港元 (未經審核)	於二零零七年十二月三十一日 千港元 (已審核)
資本及儲備			
股本	15	2,760	2,762
儲備		2,275,191	4,097,685
本公司權益持有人應佔之權益		2,277,951	4,100,447
少數股東權益		5,627	3,872
權益總額		2,283,578	4,104,319

簡明綜合資產負債表

	附註	於二零零八年六月三十日 千港元 （未經審核）	於二零零七年十二月三十一日 千港元 （已審核）
非流動資產			
投資物業	*11*	113,299	110,925
物業、廠房及設備	*11*	2,998	3,796
預付租賃款項		55	1,001
於聯營公司之權益		371,407	368,297
可供出售投資		588,245	849,923
		1,076,004	1,333,942
流動資產			
可供出售投資		–	9,801
貸款票據		–	52,401
持作買賣之投資		2,241,189	3,617,216
應收賬項、按金及預付款項	*12*	71,356	41,284
應收貸款		164,877	174,015
可收回税項		4,050	4,050
已抵押銀行存款		8,845	10,718
銀行結餘及現金		48,769	67,824
		2,539,086	3,977,309
流動負債			
應付賬項及應計費用	*13*	99,786	97,995
客戶訂金及預收款項		34,934	14,192
其他借貸	*14*	1,000,116	918,838
衍生金融工具		25,702	4,874
應付税項		170,974	171,033
		1,331,512	1,206,932
流動資產淨值		1,207,574	2,770,377
總資產減流動負債		2,283,578	4,104,319

	附註	截至六月三十日止六個月	
		二零零八年	二零零七年
		千港元	千港元
		(未經審核)	(未經審核)
以下應佔：			
本公司權益持有人		(1,528,615)	528,424
少數股東權益		1,755	8,997
		(1,526,860)	537,421
已確認分派之股息	9	11,047	11,084
每股(虧損)盈利	10		
來自持續及已終止經營業務			
－基本		(5.54港元)	1.88港元
來自持續經營業務			
－基本		(5.54港元)	1.89港元
每股股息		–	0.01港元

3. 本集團截至二零零八年六月三十日止六個月之未經審核簡明綜合財務報表

以下為本集團截至二零零八年六月三十日止六個月之未經審核簡明綜合財務報表及財務報表附註，乃摘錄自本公司二零零八年中期報告：

未經審核簡明綜合財務報表未經審核，惟經本公司核數師德勤·關黃陳方會計師行根據香港審核委聘準則第2410號「實體的獨立核數師審閱中期財務資料」審閱及本公司審核委員會審閱。於截至二零零八年六月三十日止六個月期間，本集團概無其他額外項目或非經常性項目。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零八年 *千港元* （未經審核）	 二零零七年 *千港元* （未經審核）
收入（不包括證券買賣）		13,939	15,561
出售持作買賣之投資之款項總額		169,423	1,100,144
總額		183,362	1,115,705
租金收入		2,056	2,294
上市投資之股息收入		4,192	6,770
應收貸款之利息收入		7,691	6,497
投資之（虧損）溢利淨額	*4*	(1,504,066)	572,584
其他收入		5,375	15,494
行政支出		(9,187)	(8,223)
融資成本	*5*	(25,265)	(8,994)
投資物業之公允價值變動	*17*	–	14,707
應佔聯營公司之（虧損）溢利		(6,243)	609
除稅前（虧損）溢利		(1,525,447)	601,738
稅項	*6*	(1,413)	(62,769)
來自持續經營業務之（虧損）溢利		(1,526,860)	538,969
已終止經營業務：			
來自已終止經營業務之期內虧損	*7*	–	(1,548)
期內（虧損）溢利	*8*	(1,526,860)	537,421

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
星光電訊集團有限公司	香港	普通股200港元 遞延股# 4,000,000港元	100%	投資控股
星光電訊有限公司	香港	普通股 3,000,000港元	100%	流動電話分銷
星光電訊置業有限公司	香港	普通股200港元	100%	投資及持有物業
Taskwell Limited	英屬處女群島	普通股1美元	100%	投資控股
得信佳天芝有限公司	香港	普通股2港元	100%	投資控股
中國網絡(百慕達)有限公司	香港	普通股2港元	100%	投資控股
盈光有限公司	香港	普通股2港元	100%	物業投資
星電電子技術發展(深圳)有限公司*	中國	註冊 1,000,000港元	100%	計算機軟件的研發及相關技術諮詢

#　*遞延股並非由本集團持有，亦無享有任何派息或接收通告或出席本公司任何股東大會或投票表決之權利或任何清盤分派*

*　*全外資企業*

依董事之意見，上表列載之本公司各附屬公司，已能大致反映本集團於本年度之業績或主要資產淨值情況。如加載其他附屬公司之詳情，將令資料過於冗長。

除在「主要業務」一欄另行説明外，所有附屬公司均在其註冊成立地點經營業務。

於二零零七年十二月三十一日或年內任何時間，各附屬公司概無任何債務證券。

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
Forepower Limited	英屬處女群島	普通股1美元	100%	香港物業投資
Future Rise Investments Limited	英屬處女群島	普通股1美元	100%	在海外從事證券買賣
展和有限公司	香港	普通股200,000港元	100%	物業投資
Gold Chopsticks Limited	英屬處女群島	普通股1美元	100%	投資控股
Honest Opportunity Limited	英屬處女群島	普通股1美元	100%	在香港及海外從事證券買賣及投資
邦盈有限公司	香港	普通股2港元	100%	放債
Keentime Investments Limited	英屬處女群島	普通股2美元	50%	在香港從事證券買賣
建迪有限公司	香港	普通股2港元	100%	物業投資
康逵有限公司	香港	普通股2港元	100%	物業投資
景溢投資有限公司	香港	普通股2港元	100%	投資控股
統維有限公司	香港	普通股2港元	100%	流動電話分銷
Sparkling Summer Limited	英屬處女群島	普通股6,500,000美元	100%	在香港及海外從事證券買賣
星振有限公司	香港	普通股2港元	100%	投資控股
星光電訊(中國投資)有限公司	香港	普通股2港元	100%	投資控股

39. 主要附屬公司詳情

於二零零七年十二月三十一日之主要附屬公司詳情如下：

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
直接持有				
Besford International Limited	英屬處女群島	普通股1美元	100%	投資控股
Classic Fortune Limited	英屬處女群島	普通股1美元	100%	投資控股
Mission Time Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
Star Paging (BVI) Limited	英屬處女群島	普通股400美元	100%	投資控股
Yuenwell Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
間接持有				
中國資本集團有限公司	香港	普通股2港元	100%	財資管理服務
China Online (Bermuda) Limited	香港	普通股2港元	100%	投資控股
中國網絡代理人有限公司	香港	普通股200港元	100%	投資控股及提供代理人服務
中國網絡秘書有限公司	香港	普通股2港元	100%	提供秘書服務
Focus Clear Limited	英屬處女群島	普通股1美元	100%	在香港從事證券買賣

38. 出售一間附屬公司

截至二零零七年十二月三十一日，本集團出售一間非全資擁有附屬公司：

	千港元
出售之淨資產：	
投資物業	94,706
物業、廠房及設備	48,046
應收賬項、按金及預付款項	615
應收一位少數股東之款項	4,805
應付賬項及應計費用	(24,616)
遞延税項負債	(5,391)
税項負債	(10)
	118,155
少數股東權益	(16,798)
出售之淨資產	101,357
總代價支付方式：	
預先已收按金	30,027
銀行結餘及現金	71,330
	101,357
因出售之淨現金流入：	
現金代價	71,330

此附屬公司之相關資產及負債已分類為待售出售群，並於二零零六年十二月三十一日之綜合資產負債表內分開呈列。

該附屬公司所持有之資產主要為投資物業。截至二零零七年十二月三十一日，此投資物業於出售時之13,753,000港元公允價值溢利，已於綜合收益表內確認。

於截至二零零七年十二月三十一日止年度，任何因僱員退出計劃而出現及可用於削減本集團於未來數年所須支付之供款之沒收供款為419,000港元（二零零六年：無）。

除定額供款退休福利計劃外，本集團須為若干香港僱員，就有關法例，以每月薪酬之適當比率，供款強積金。

年內於綜合收益表內之退休福利計劃供款為157,000港元（二零零六年：270,000港元）。

37. 關連各方交易

主要管理層的薪酬

本集團之董事及主要管理層於本年度內之薪酬如下：

	二零零七年	二零零六年
	千港元	*千港元*
薪金及其他短期僱員福利	60,315	46,800
退休福利費用	60	60
	60,375	46,860

薪酬委員會已根據個人表現及市場趨勢決定董事及主要管理層之薪酬。

本集團作為出租人

於本年度物業租金收入約為4,780,000港元(二零零六年:3,801,000港元)。所持物業於未來平均2年已有承租人。

於資產負債表結算日,本集團根據租賃物業之不可撤消之經營租約,將於未來應收的最低租約付款如下:

	二零零七年	二零零六年
	千港元	*千港元*
一年內	3,293	3,778
第二年至第五年(首尾兩年包括在內)	472	2,739
	3,765	6,517

36. 退休福利計劃

本集團為其在香港之合資格僱員設立一項定額供款退休福利計劃。該計劃之資產與本集團之資產分開處理,交由獨立信託人控制之基金管理。

自綜合收益表扣除之退休福利計劃供款指本集團須按計劃規則指定之比率向計劃支付之供款。倘僱員在有權全面享有供款之前退出計劃,沒收之供款將用於削減本集團日後所須支付之供款,或應本公司要求退還予本公司。

34. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券經紀行作為取得短期信貸融資之抵押：

	二零零七年	二零零六年
	千港元	*千港元*
投資物業	33,300	26,640
持作買賣之投資	3,121,898	1,210,235
可供出售投資	460,628	115,607
證券經紀行存款	–	196
有抵押銀行存款	10,718	–
	3,626,544	1,352,678

35. 經營租約安排

本集團作為承租人

	二零零七年	二零零六年
	千港元	*千港元*
根據物業之經營租約下，支付之最低租約付款	1,920	1,951

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約而須於未來支付之最低租約付款之承諾如下：

	二零零七年	二零零六年
	千港元	*千港元*
一年內	1,966	875
第二年至第五年（首尾兩年包括在內）	4,587	–
	6,553	875

經營租約應付款為本集團若干辦公室物業之應付租金。租約經協議而租金固定平均為2年期。

33. 遞延税項

	物業重估	税項虧損	總額
	千港元	*千港元*	*千港元*
於二零零六年一月一日	322	(322)	–
扣除(計入)於年內綜合收益表	95	(95)	–
於二零零六年十二月三十一日	417	(417)	–
扣除(計入)於年內綜合收益表	2,672	(2,672)	–
於二零零七年十二月三十一日	3,089	(3,089)	–

於二零零七年十二月三十一日，本集團擁有可抵銷未來溢利之估計未動用税項虧損約為744,000,000港元(二零零六年：1,235,000,000港元)。就有關之虧損約17,600,000港元(二零零六：2,400,000港元)遞延税項資產已確認。由於無法預知未來溢利，故對於726,400,000港元(二零零六年：1,232,600,000港元)預計餘下之税項虧損，並無確認遞延税項資產。其税項虧損可以無限期保留。

本集團其他可予扣減之暫時差異約為9,400,000港元(二零零六年：34,000,000港元)。鑑於未來不大可能有應課税溢利抵銷可動用之可扣減暫時差異，故本集團並無就可扣減暫時差異確認遞延税項資產。

於本年度內，本公司於聯交所回購其股份如下：

回購月份	每股 0.01港元 之普通股 數目	每股價格 最高	最低	總支付代價
		港元	港元	千港元
二零零七年二月份	348,000	3.38	3.30	1,169
二零零七年三月份	548,000	3.36	3.15	1,820
二零零七年四月份	1,816,000	4.13	4.08	7,493
二零零七年五月份	2,760,000	5.64	4.37	13,795
二零零七年六月份	768,000	6.55	5.90	4,813
二零零七年七月份	316,000	7.70	6.60	2,181
二零零七年八月份	144,000	8.13	6.60	1,106
	6,700,000			32,377

購回之股份已於年內註銷，而本公司之已發行股本則調低有關面值。有關購回股份之應付溢價32,310,000港元已於股份溢價賬扣除。與註銷股份之面值等同之金額已自本公司保留溢利轉撥往資本贖回儲備。

於年內購回之股份乃由董事根據股東所授出之授權進行，目的乃透過提高本集團之每股資產淨值及每股盈利令整體股東受惠。

30. 其他借貸

其他借貸乃指向股票經紀行、期貨及期權經紀行取得之證券孖展借貸及以本集團若干抵押品（於附註34披露）作為抵押，若借貸之金額多於抵押予經紀行之合資格證券孖展數目，則需要附加資金或抵押品。該些抵押品可由經紀行決定出售以清還本集團任何未償還借貸。整筆借貸由本集團之已抵押有價證券作抵押，須於要求時償還及須按利率由3.4%至8.0%（二零零六年：4.35%至8.25%）計息。

31. 衍生金融工具

衍生金融工具包括與某些經紀行進行為期一年，與香港上市之股本證券關連之衍生合約。

衍生金融工具之公允價值乃根據金融機構交易方所提供之市場價值所決定。

32. 股本

	股份數目		面值	
	二零零七年	二零零六年	二零零七年	二零零六年
			千港元	*千港元*
每股面值0.01港元之普通股				
法定：				
於年初及年終	30,000,000,000	30,000,000,000	300,000	300,000
已發行及繳足股款：				
於年初	282,883,547	297,479,547	2,829	2,975
股份回購	(6,700,000)	(14,596,000)	(67)	(146)
於年終	276,183,547	282,883,547	2,762	2,829

分類為待售出售群之主要相關資產及負債類別如下：

	二零零六年 十二月三十一日 *千港元*
投資物業	80,953
物業、廠房及設備	48,046
應收賬項、按金及預付款項	615
應收一位少數股東款項	4,805
分類為待售之總資產	134,419
應付賬項及應計費用	24,616
已收訂金	30,027
遞延税項負債	5,391
應付税項	10
分類為待售資產之相關負債	60,044

29. 應付賬項及應計費用

應付賬項及應計費用已包括主要的未決議之貿易賬項及其繼續運作成本。

以下為應付貿易賬項之賬齡分析：

	二零零七年 *千港元*	二零零六年 *千港元*
90日內應付貿易賬項	29,778	14,684
其他賬項及應計費用	68,217	40,796
	97,995	55,480

浮息應收貸款之實際利率(亦相等於訂約利率),乃介乎香港上海滙豐銀行有限公司(「滙豐銀行」)最優惠利率至滙豐銀行最優惠利率加2%,實際息率為8%(二零零六年:10%),並以港元計值。利息一般每六個月重新定價一次。

賬面值143,415,000港元(二零零六年:82,102,000港元)之應收貸款,乃以若干按金及非上市證券作抵押,於本報告日並無逾期拖欠或減值,本集團相信該數目可視為可收回。

27. 有抵押銀行存款及銀行結餘

銀行結餘按介乎2%至5.25%(二零零六年:2.75%至4.60%)的市場利率計息。

有抵押銀行存款指已抵押予銀行的存款,作為本集團獲授銀行信貸的擔保,並按介乎1%至3.40%的固定利率計息。

28. 出售群分類為待售

於二零零六年三月二十三日,本集團與一名獨立第三方訂立一項買賣協議,據此,本集團同意向第三方出售及獨立第三方同意購買本集團一間非全資附屬公司深圳市天利安實業發展有限公司(「天利安」)之全部75%股本權益,連同相關股東貸款及應收一名少數股東款項,總代價為99,900,000人民幣(相當於99,900,000港元)。代價其後增加至102,550,000人民幣(相當於101,357,000港元)並預期於十二個月內出售,因此,天利安之相關資產及負債已分類為待售出售群,並於二零零六年十二月三十一日之綜合資產負債表內分開呈列。此項交易於二零零七年四月三日完成。

25. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。

以下為應收貿易賬項之賬齡分析：

	二零零七年	二零零六年
	千港元	*千港元*
90日內	1,992	6,150
91－180日	–	992
181－360日	–	258
	1,992	7,400
其他應收賬項、按金及預付款項	39,292	26,308
	41,284	33,708

兩年度並無呆壞賬撥備。

26. 應收貸款

	二零零七年	二零零六年
	千港元	*千港元*
定息貸款	172,015	121,380
浮息貸款	2,000	2,218
	174,015	123,598

本集團於決定應收貸款之收回能力時，會根據收款能力之評估及會計賬齡分析及管理層之判斷，包括每一客戶最近之信貸價值、抵押品及過去收款之歷史考慮每一應收貸款。

定息應收貸款之年息約為10%（二零零六年：11%）。

23. 可轉換債券

	二零零七年	二零零六年
	千港元	*千港元*
非上市債券證券	–	6,626

截至二零零七年十二月三十一日止年度，此債券發行人贖回其所有債券。

24. 持作買賣之投資

持作買賣之投資包括：

	二零零七年	二零零六年
	千港元	*千港元*
上市證券		
－在香港上市之股本證券	3,294,145	1,150,189
－在其他地方上市之股本證券（*附註*）	323,071	540,321
	3,617,216	1,690,510

於二零零七年十二月三十一日，本集團投資股本證券上所持下列公司之權益超過本集團資產10%，以下為根據香港公司條例第129(2)條予以披露之詳情：

公司名稱	註冊成立地點	股份類別	本集團所持股份數目	本集團所持已發行股本百分比
聯合地產（香港）有限公司	香港	普通股	336,664,000	6.0%
聯合集團有限公司	香港	普通股	14,246,494	5.8%
新鴻基有限公司	香港	普通股	93,997,265	5.6%
亞太資源有限公司	香港	普通股	598,120,000	12.7%

附註： 其他地方上市之股本證券之主要貨幣單位為澳元及馬來西亞林吉特。

21. 可供出售投資

可供出售投資包括：

	二零零七年 *千港元*	二零零六年 *千港元*
上市投資：		
－香港上市股本證券	557,853	420,503
－其他地方上市股本證券 *(附註)*	263,909	115,607
	821,762	536,110
非上市投資：		
－單位信託基金	37,284	20,737
－會籍債券	678	528
	37,962	21,265
總額	859,724	557,375
按報告之目的分析如下：		
流動資產	9,801	–
非流動資產	849,923	557,375
	859,724	557,375

附註： 其他地方上市股本證券之主要貨幣單位為新台幣。

22. 貸款票據

該貸款票據由新鴻基有限公司(「新鴻基」)發行。該等貸款票據按年息4%(實際息率：7.9%)計算並於二零零八年三月七日到期，如雙方同意新鴻基可提出贖回。

於二零零七年九月二十日，本集團於公開市場再收購0.14%上聯水泥權益，代價約3,914,000港元。於資產負債表日，本集團持有上聯水泥之股份總數量為197,858,680。

於年內投資在聯營公司之成本當中，包括因收購聯營公司而產生之商譽228,509,000港元。

關於本集團聯營公司之財務資料概要如下：

	二零零七年	二零零六年
	千港元	*千港元*
總資產	1,284,974	–
總負債	(838,021)	–
資產淨值	446,953	–
本集團應佔聯營公司之資產淨值	140,538	–
收入	434,300	–
自收購日後相關聯營公司之虧損	(16,569)	–
本集團年內應佔聯營公司之虧損	(4,094)	–

20. 於聯營公司之投資

	二零零七年	二零零六年
	千港元	*千港元*
投資聯營公司之成本		
於香港上市	184,640	–
非上市	181,807	–
應佔收購後之虧損及儲備，扣除股息收入	1,850	–
	368,297	–
上市投資之公允價值	534,218	–

於二零零七年十二月三十一日，本集團投資於以下聯營公司：

機構名稱	公司成立結構	成立／註冊地點／國家	主要營運地點	持有股份類別	本集團所持股份數目	本集團佔已發行股份／註冊股本面值比例 %	持有投票權比例 %	主要業務
上海聯合水泥股份有限公司(「上聯水泥」)	成立	百慕達	中國	普通股	197,858,680	27.1	27.1	投資控股
普林電子有限公司投資控股(「普林電子」)	成立	香港	中國	普通股	2	40	40	投資控股

於年內，本集團額外收購上聯水泥17%權益(「收購」)，代價約87,763,000港元，及代價約181,807,000港元收購40%普林電子權益。

於收購前，本集團已擁有上聯水泥9.99%之權益，此投資被入賬作為持作買賣之投資。於二零零七年六月二十九日完成有關收購後，本集團擁有上聯水泥26.99%實益權益，並可對上聯水泥行使重要性影響。因此，上聯水泥已成為本集團之一間聯營公司。於二零零七年六月二十九日，本集團持有上聯水泥9.99%權益之累計公允價值變動已入賬，即於附註3之說明。

以上物業、廠房及設備之項目乃以直線法按如下年率折舊：

樓宇	按租約年期或30－50年（以較短者為準）
電腦及電子設備	20%
傢俬及裝置	20%
車輛	20%－50%

本集團名下所有樓宇，經由獨立專業物業估值行戴德梁行有限公司於二零零七年十二月三十一日按公開市場基準重估其價值。樓宇之重估盈餘為664,000港元（二零零六年：597,000港元），144,000港元（二零零六年：387,000港元）及520,000港元（二零零六年：210,000港元）已分別列入綜合收益表及樓宇重估儲備內。

若此等物業並無重估，按成本減累計折舊於綜合財務報表列賬應為1,360,000港元（二零零六年：2,156,000港元）。

19. 預付租賃款項

本集團之預付租賃款項為於香港持有中期租約之租賃土地。

租賃土地以剩餘租賃年期按直線法攤銷。

本集團根據經營租賃持有，以賺取租金或增加資本之所有物業權益，乃利用公允值模式計量，並分類及作為投資物業處理。

18. 物業、廠房及設備

	在建工程	在香港根據中期租約持有之樓宇	電腦及電子設備	傢俬及裝置	車輛	總額
	千港元	千港元	千港元	千港元	千港元	千港元
成本值或估值						
於二零零六年一月一日	47,697	3,320	2,185	3,109	501	56,812
匯兌調整	349	–	–	–	–	349
添置	–	–	100	1	–	101
重估增值	–	510	–	–	–	510
由投資物業轉入	–	1,055	–	–	–	1,055
轉至投資物業	–	(780)	–	–	–	(780)
待售之資產 *(附註28)*	(48,046)	–	–	–	–	(48,046)
於二零零七年一月一日	–	4,105	2,285	3,110	501	10,001
添置	–	–	35	60	–	95
出售	–	–	(1,571)	(1,491)	–	(3,062)
重估增值	–	579	–	–	–	579
轉至投資物業	–	(1,098)	–	–	–	(1,098)
於二零零七年十二月三十一日	–	3,586	749	1,679	501	6,515
包括：						
按成本值	–	–	749	1,679	501	2,929
於二零零七年估值	–	3,586	–	–	–	3,586
	–	3,586	749	1,679	501	6,515
累計折舊						
於二零零六年一月一日	–	–	1,945	2,541	501	4,987
本年度撥備	–	87	139	163	–	389
因估值而撇銷	–	(87)	–	–	–	(87)
於二零零七年一月一日	–	–	2,084	2,704	501	5,289
本年度撥備	–	85	67	132	–	284
因出售而撇銷	–	–	(1,455)	(1,314)	–	(2,769)
因估值而撇銷	–	(85)	–	–	–	(85)
於二零零七年十二月三十一日	–	–	696	1,522	501	2,719
賬面值						
於二零零七年十二月三十一日	–	3,586	53	157	–	3,796
於二零零六年十二月三十一日	–	4,105	201	406	–	4,712

17. 投資物業

	千港元
公允價值	
於二零零六年一月一日	136,526
滙兑調整	321
添置	19,114
分類為待售之投資物業 *(附註28)*	(80,953)
由樓宇轉入	780
轉至樓宇	(1,055)
本年公允價值變動之溢利	6,856
於二零零六年十二月三十一日	81,589
由預付租賃款項轉入	4,640
由樓宇轉入	1,098
本年公允價值變動之溢利	23,598
於二零零七年十二月三十一日	110,925

本集團所持投資物業之分析如下：

	二零零七年 *千港元*	二零零六年 *千港元*
根據中期租約而持有之物業：		
一在香港	73,765	53,559
一在中國	33,350	24,950
根據長期租約持有而位於中國之物業	3,810	3,080
	110,925	81,589

本集團投資物業於二零零七年十二月三十一日之公允價值乃由與本集團並無任何關係的獨立專業評估師－戴德梁行有限公司於當日進行估值。戴德梁行有限公司乃測量師學會之成員及擁有合適的資格及近期重估有關地區相近物業估值的經驗。該評估乃遵照香港測量師學會所頒佈的物業估值準則，以相同物業之市場成交價作為參考釐定。

來自持續經營業務

本公司普通權益持有人應佔來自持續經營業務每股基本盈利乃根據下列數據計算：

	二零零七年	二零零六年
	千港元	*千港元*
本公司權益持有人應佔本年度盈利	1,378,824	772,468
加：來自已終止經營業務期間之虧損	1,528	4,805
計算每股來自持續經營業務基本盈利所依據之盈利	1,380,352	777,273

以上每股基本盈利乃按相同單位計算。

來自已終止經營業務

已終止經營業務之每股基本虧損為0.005港元（二零零六年：每股0.017港元）。本公司權益持有人應佔計算每股來自已終止經營業務之基本虧損乃根據期內之虧損1,528,000港元（二零零六年：年度虧損4,805,000港元）及以上計算每股基本盈利之單位。

董事建議派發截至二零零七年十二月三十一日止年度每股0.04港元之末期股息，此項建議尚待股東於股東週年大會上批准。

16. 每股盈利

來自持續及已終止經營業務

本公司普通權益持有人應佔每股基本盈利乃根據下列數據計算：

	二零零七年	二零零六年
	千港元	*千港元*
計算每股基本盈利所依據之盈利（本公司權益持有人應佔本年度之溢利）	1,378,824	772,468
	股份數目	股份數目
計算每股基本盈利所依據之普通股份加權平均數	278,496,620	289,070,361

由於並無潛在發行股本，故並無就該兩個年度呈列每股攤薄盈利。

14. 本年度溢利

	持續經營業務		已終止經營業務		綜合	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本年度溢利已扣除(撥回):						
核數師酬金	1,402	1,020	–	–	1,402	1,020
已確認為支出之存貨成本	–	–	7,855	62,847	7,855	62,847
預付租賃款項之攤銷	25	59	–	–	25	59
物業、廠房及設備之折舊	266	297	18	92	284	389
存貨(撥回)減值	–	–	(571)	1,070	(571)	1,070
出售物業、廠房及設備之虧損	–	–	293	–	293	–
員工成本、包括董事酬金	61,784	48,948	944	3,612	62,728	52,560
物業之租金收入毛利	(4,780)	(3,801)	–	–	(4,780)	(3,801)
扣除:產生租金收入之直接經營支出	1,423	1,535	–	–	1,423	1,535
非產生租金收入之直接經營支出	22	41	–	–	22	41
租金收入淨額	(3,335)	(2,225)	–	–	(3,335)	(2,225)

15. 股息

	二零零七年	二零零六年
	千港元	*千港元*
年內認可分發之股息:		
已付中期股息－每股0.01港元(二零零六年:0.01港元)	2,762	2,855
已付二零零六年末期股息－每股0.04港元	11,084	–
已付二零零五年末期股息－每股0.04港元	–	11,425
	13,846	14,280

13. 已終止經營業務

本集團於二零零七年停止流動電話分銷之運作。

關於已終止經營業務於二零零七年一月一日至二零零七年三月三十一日之業績(即流動電話分銷運作)已包括在綜合收益表內如下：

	截至二零零七年三月三十一日期間 *千港元*	截至二零零六年十二月三十一日 *千港元*
營業額	7,681	67,098
銷售成本	(7,501)	(64,423)
其他收入	586	148
分銷支出	(1,050)	(4,655)
行政及其他支出	(1,217)	(2,876)
融資成本	–	(2)
除税前虧損	(1,501)	(4,710)
税項支出	(27)	(95)
期內／年度虧損	(1,528)	(4,805)

於二零零七年一月一日至二零零七年三月三十一日期間，經營流動電話分銷向本集團經營現金流量淨額支付4,009,000港元(二零零六年一月一日至二零零六年十二月三十一日：5,123,000港元)，就投資業務收取47,000港元(二零零六年一月一日至二零零六年十二月三十一日：23,000港元)及就融資業務支付11,397,000港元(二零零六年一月一日至二零零六年十二月三十一日：收取8,003,000港元)。

年度之稅項支出與綜合收益表內之除稅前溢利調節如下：

	二零零七年	二零零六年
	千港元	*千港元*
除稅前溢利(虧損)		
一持續經營業務	1,560,048	788,754
一已終止經營業務	(1,501)	(4,710)
	1,558,547	784,044
按本地利得稅稅率17.5%	272,746	137,208
應佔聯營公司虧損之稅項影響	716	–
不可減免支出之稅項影響	12,885	10,479
毋須課稅收入之稅項影響	(16,823)	(82,438)
動用過往未確認稅項虧損或可扣減之暫時差異	(98,328)	(54,539)
未確認稅項虧損之稅項影響	5,364	989
於其他司法權區經營之附屬公司不同稅率之影響	119	83
其他	(779)	(255)
稅項支出	175,900	11,527

酬金之分佈如下：

	二零零七年 僱員人數	二零零六年 僱員人數
零至1,000,000港元	2	2

12. 税項支出

	持續經營業務		已終止經營業務		綜合	
	二零零七年 *千港元*	二零零六年 *千港元*	二零零七年 *千港元*	二零零六年 *千港元*	二零零七年 *千港元*	二零零六年 *千港元*
本年度税項：						
香港利得税	172,005	11,247	27	95	172,032	11,342
中國企業所得税	3,868	185	–	–	3,868	185
	175,873	11,432	27	95	175,900	11,527

香港利得税乃根據年度之估計應課税溢利按17.5%（二零零六年：17.5%）之税率計算。

中國企業所得税乃根據本期間及上期間之估計應課税溢利按33.3%之税率計算，惟合資格享有中國利得税之若干免税期及税項寬減之附屬公司除外。

於二零零七年三月十六日，根據中國主席令第63號，中國頒佈中國企業所得税法（「新法規」）。於二零零七年十二月六日，中國國務院頒發了新法規及實施細則。自二零零八年一月一日起，此等新法規及實施細則，會將若干附屬公司的税率由33%下調至25%。

	截至二零零六年十二月三十一日止年度				
	董事袍金 *千港元*	薪金及其他福利 *千港元*	與表現相關的獎金 *千港元* *(附註)*	退休福利計劃供款 *千港元*	總酬金 *千港元*
執行董事					
莊舜而女士	–	455	42,000	12	42,467
王炳忠拿督	–	1,300	200	12	1,512
江木賢先生	–	920	160	12	1,092
獨立非執行董事					
勞偉安先生	180	–	–	–	180
劉紹基先生	180	–	–	–	180
俞啟鎬先生	80	–	–	–	80
張　健先生	–	–	–	–	–
	440	2,675	42,360	36	45,511

*附註：*與表現相關的獎金乃參考董事的個人表現釐訂，並經薪酬委員會批准。

於本年度內，本集團並無支付任何酬金給董事作為鼓勵他們加入本集團之報酬或離職之補償。於本年度內概無董事放棄任何酬金。

五名最高薪人仕

於本年度，五名最高薪人仕包括三名董事（二零零六年：三位），詳情已載於上文。本集團餘下二位最高薪人仕（二零零六年：二位）之酬金如下：

	二零零七年 *千港元*	二零零六年 *千港元*
薪金及其他福利	1,000	1,325
退休福利計劃供款	24	24
	1,024	1,349

9. 其他收入

	持續經營業務		已終止經營業務		綜合	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
利息收入：						
－貸款票據	4,036	9,287	–	–	4,036	9,287
－銀行存款	982	1,264	47	148	1,029	1,412
－其他	4,995	314	–	–	4,995	314
	10,013	10,865	47	148	10,060	11,013
滙兌收益淨額	9,538	10,668	–	–	9,538	10,668
其他	5,392	764	539	–	5,931	764
	24,943	22,297	586	148	25,529	22,445

10. 融資成本

此數額代表於五年內全數償還其他借貸之利息。

11. 董事酬金及五名最高薪人仕

董事酬金

董事酬金分析如下：

	截至二零零七年十二月三十一日止年度				
	董事袍金	薪金及其他福利	與表現相關的獎金	退休福利計劃供款	總酬金
	千港元	*千港元*	*千港元* *(附註)*	*千港元*	*千港元*
執行董事					
莊舜而女士	–	455	55,000	12	55,467
王炳忠拿督	–	1,300	600	12	1,912
江木賢先生	–	1,040	480	12	1,532
獨立非執行董事					
勞偉安先生	180	–	–	–	180
劉紹基先生	180	–	–	–	180
張　健先生	80	–	–	–	80
	440	2,795	56,080	36	59,351

以下為按照資產分佈之地區，以分項資產之賬面值、投資物業及物業、廠房及設備之增加之分析：

	分項資產之賬面值		投資物業，物業、廠房及設備之增加	
	於二零零七年十二月三十一日	於二零零六年十二月三十一日	截至二零零七年十二月三十一日止年度	截至二零零六年十二月三十一日止年度
	千港元	*千港元*	*千港元*	*千港元*
香港	4,817,114	2,490,594	95	19,215
中國	37,160	68,585	–	–
	4,854,274	2,559,179	95	19,215

8. 投資之溢利淨額

	二零零七年	二零零六年
	千港元	*千港元*
持作買賣之投資按公允價值之變動 *（附註a）*	1,579,182	777,369
衍生金融工具按公允價值之變動 *（附註b）*	(17,716)	1,594
出售可供出售投資之（虧損）溢利淨額	(596)	26,268
提早購回貸款票據之折扣 *（附註c）*	–	(3,962)
	1,560,870	801,269

附註：

(a) 包括在持作買賣之投資按公允價值之變動，約319,703,000港元（二零零六年：337,871,000港元）為出售持作買賣之投資之已變現溢利淨額。

(b) 包括在衍生金融工具按公允價值之變動，約12,842,000港元（二零零六年：溢利1,594,000港元）為衍生工具之已變現虧損淨額。

(c) 截至二零零六年十二月三十一日止年度，本集團以提早贖回折扣3,962,000港元，要求聯合集團有限公司（貸款票據之發行人）提早贖回票面值43,465,000港元之全部貸款票據，贖回淨收益為39,503,000港元。

	持續經營業務				已終止經營業務		
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	未分攤	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
其他資料							
資本開支	–	–	19,114	19,114	89	12	19,215
折舊	–	–	141	141	92	156	389
存貨減值	–	–	–	–	1,070	–	1,070

地區分項

本集團之經營業務分佈於香港及中國內地(「中國」)。

本集團之證券買賣及投資以及財務服務業務在香港進行。投資物業的租金收入來自香港及中國。

以下列表提供本集團按市場地區收入之分析:

	按市場地區之持續經營收入	
	二零零七年	二零零六年
	千港元	*千港元*
香港	52,754	28,651
中國	2,561	1,938
	55,315	30,589

來自本集團已終止經營業務之流動電話分銷收入,主要來自香港(二零零七年:7,681,000港元,二零零六年:67,098,000港元)。

截至二零零六年十二月三十一日止年度

	持續經營業務				已終止經營業務	
	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	總額 千港元	流動電話分銷 千港元	綜合 千港元
出售持作買賣之投資之款項總額	1,132,153	–	–	1,132,153	–	1,132,153
收入	17,717	9,071	3,801	30,589	67,098	97,687
業績						
分項業績	835,379	8,832	9,081	853,292	(4,856)	848,436
出售一間聯營公司之溢利				1,740	–	1,740
樓宇之重估盈餘				387	–	387
未分攤之其他收入				2,322	148	2,470
未分攤之公司支出				(58,092)	–	(58,092)
融資成本				(10,895)	(2)	(10,897)
除税前溢利				788,754	(4,710)	784,044
税項支出				(11,432)	(95)	(11,527)
本年度溢利				777,322	(4,805)	772,517

	持續經營業務				已終止經營業務	
	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	總額 千港元	流動電話分銷 千港元	綜合 千港元
綜合資產負債表						
資產						
分項資產	2,332,833	127,585	88,529	2,548,947	10,232	2,559,179
分類為待售之資產	–	–	134,419	134,419	–	134,419
未分攤之公司資產						54,860
綜合總資產						2,748,458
負債						
分項負債	215,280	2,658	11,138	229,076	5,083	234,159
分類為待售資產之相關負債	–	–	60,044	60,044	–	60,044
未分攤之公司負債						38,361
綜合總負債						332,564

	證券買賣及投資	財務服務	物業投資	綜合
	千港元	*千港元*	*千港元*	*千港元*
綜合資產負債表				
資產				
分項資產	4,564,299	174,253	115,722	4;854,274
於聯營公司之投資				368,297
未分攤之公司資產				88,680
綜合總資產				5,311,251
負債				
分項負債	955,935	15,861	2,301	974,097
未分攤之公司負債				232,835
綜合總負債				1,206,932

	持續經營業務				已終止經營業務		
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	未分攤	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
其他資料							
資本開支	–	–	–	–	–	95	95
折舊	–	–	139	139	18	127	284
出售物業、廠房及設備之虧損	–	–	–	–	293	–	293
存貨減值撥回	–	–	–	–	(571)	–	(571)

關於此等業務之分項資料呈列如下：

截至二零零七年十二月三十一日止年度

	持續經營業務				已終止經營業務	
	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	總額 千港元	流動電話分銷 千港元	綜合 千港元
出售持作買賣之投資之款項總額	2,234,125	-	-	2,234,125	-	2,234,125
收入	36,512	14,023	4,780	55,315	7,681	62,996
業績						
分項業績	1,605,287	13,898	43,402	1,662,587	(2,087)	1,660,500
應佔聯營公司之虧損				(4,094)	-	(4,094)
未分攤之其他收入				11,359	586	11,945
未分攤之公司支出				(74,003)	-	(74,003)
融資成本				(35,801)	-	(35,801)
除稅前溢利				1,560,048	(1,501)	1,558,547
稅項支出				(175,873)	(27)	(175,900)
本年度溢利				1,384,175	(1,528)	1,382,647

6. 營業額（不包括證券買賣）

	二零零七年 *千港元*	二零零六年 *千港元*
上市投資之股息收入	36,512	17,717
應收貸款之利息收入	14,023	9,071
租金收入	4,780	3,801
	55,315	30,589

7. 業務及地區資料

業務分項

本集團現時分為三大營運業務，分別是證券買賣及投資、財務服務和物業投資。上述三大業務乃本集團滙報主要分項資料所按之基準。

本集團亦參與流動電話分銷業務，該業務於二零零七年三月三十一日終止經營*（見附註13）*。

關於非衍生金融負債，下表乃根據本集團須償付的最早日期，按金融負債的未折現現金流量編製，當中包括利息及本金的現金流量。

	加權平均實際利率	於要求時償還	少於一個月	一至三個月	三個月至一年	總未折現現金流	於年底賬面值
	%	千港元	千港元	千港元	千港元	千港元	千港元
於二零零七年十二月三十一日							
非衍生金融負債							
應付賬項	-	-	29,826	380	3,530	33,736	33,736
其他借貸							
一浮息	最優惠利率加差價	918,838	-	-	-	918,838	918,838
		918,838	29,826	380	3,530	952,574	952,574
於二零零六年十二月三十一日							
非衍生金融負債							
應付賬項	-	-	14,762	400	32,474	47,636	47,636
其他借貸							
一浮息	最優惠利率加差價	170,100	-	-	-	170,100	170,100
		170,100	14,762	400	32,474	217,736	217,736

公允價值

金融資產及金融負債的公允價值乃根據下列方式釐訂：

- 於活躍市場中以標準條款及條件買賣的金融資產的公允價值，乃參考市場所報的賣出價釐訂；而單位信託的公允價值已參考已刊發的報價釐訂；

- 其他金融資產及金融負債（不包括衍生工具）的公允價值乃按照普遍接納的定價模式，輸入按以相關的適用市場利率得出的貼現現金流分析釐訂；及

- 期權衍生工具之公允價值乃採用期權定價模式（例如二項模式）進行估計。

董事認為，於綜合財務報表入賬的金融資產及金融負債的賬面值與其公允價值相約。

信貸風險

本集團之信貸風險主要來自應收賬項、貸款票據、可轉換債券、應收貸款及銀行結餘。

倘對方於二零零七年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認金融資產而須承受之最大信貸風險已於綜合資產負債表列值之資產之賬面金額反映。

本集團的銀行結餘存放於具有高信貸評級的香港銀行。

由於貸款票據、可轉換債券及應收貸款的信貸風險均主要源自若干有限責任交易方，故本集團於貸款票據、可轉換債券及應收貸款方面具有過渡集中的信貸風險。除此之外，由於貿易應收賬項的風險分散於若干交易方及客戶，故應收貿易賬項並無過渡集中的信貸風險。

為了盡量減低信貸風險，管理層已指派一支隊伍負責釐定信貸風險、信貸批核及其他監督程序。此外，管理層定期審核各個別貿易債務之應收賬項、貸款票據、可轉換債券及應收貸款，確保就不可收回債務提供足夠減值虧損確認。為此，管理層認為本集團已大幅減低信貸風險。

流動資金風險

管理流動資金風險方面，本集團會監察及維持現金及現金等值項目於管理層視為充足的水平，以應付本集團營運所需，並可減少現金流量波動之影響。管理層會監察借貸之運用，以確保符合貸款承諾。

下表詳列本集團非衍生金融負債剩餘合約到期之情況。關於衍生金融工具，本集團於一年內有約81,689,000港元之合約現金流量作為上市證券付款。

敏感度分析

下表詳列因應本集團對港元兑外幣升值或減值5%，而其他所有變數保持不變之敏感度。美元並不包括於此敏感度分析。因港元與美元掛鈎，本集團預期美元兑港元之滙率不會有重大變動，5%為管理層對滙率可能合理變動之評估所採用之敏感度利率。下列正數表示外幣兑港元出現外幣升值5%所導致的溢利增加。倘外幣兑港元出現外幣貶值5%，將會對年度溢利及投資重估儲備造成相等及相反之影響。

	二零零七年	二零零六年
	千港元	*千港元*
年度溢利增加	14,191	27,016
年度投資重估儲備增加	13,195	5,780

利率風險

本集團的公允價值利率風險主要涉及定息貸款票據，定息可轉換債券及應收定息貸款。而本集團的現金流量利率風險主要涉及應收浮息貸款及其他借貸。

本集團現時並無利率對沖政策。然而，管理層會密切監察相關利率風險，並於有需要時考慮對沖重大利率風險。

本集團所面臨之財務負債利率風險之詳情載於本附註之流動資金風險管理部份。本集團之現金流量利率風險主要集中本集團之應收浮息貸款及其他浮息借貸所帶來之利率浮動。

倘應收貸款及其他借貸之利率增加／減少100基點，本集團之溢利會減少／增加9,168,000港元（二零零六年：1,679,000港元）。此主要為應收貸款及其他借貸所帶來之增加。

敏感度分析

於本報告日，以下的敏感度分析乃根據股價風險釐定。

若各權益工具的價值上升／下降5%，而其他所有變數保持不變，本集團：

- 截至二零零七年十二月三十一日之溢利將因持至到期買賣之投資之公允價值變動而增加／減少180,861,000港元（二零零六年：增加／減少84,526,000港元）；及

- 投資重估儲備將因可供出售投資之公允價值變動而增加／減少41,088,000港元（二零零六年：增加／減少26,805,000港元）

(ii) 非金融項目的外幣風險

本集團從事證券買賣及投資，其主要貨幣單位為外幣，因此須承受外幣價格風險，本集團約15%之證券買賣的貨幣單位為非本集團之功能貨幣。

於本報告日，本集團以外幣計值的持作買賣之投資及可供出售投資的賬面值如下：

	二零零七年	二零零六年
	千港元	*千港元*
美元	66,740	20,737
澳元	186,330	482,620
馬來西亞林吉特	97,483	57,701
新台幣	263,909	115,607

於報告日期，本集團以外幣計值的貨幣資產及貨幣負債的賬面值如下：

	資產		負債	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*
美元	130,921	80,225	11,014	–
人民幣	107,221	81,512	–	–

敏感度分析

因港元與美元掛鈎，本集團預期美元兑港元之滙率不會有重大變動。

下表詳列因應本集團對港元兑人民幣升值及減值5%之敏感度，而其他所有變數則保持不變。5%為管理層對滙率可能合理變動之評估所採用之敏感度利率。敏感度分析僅包括以人民幣計算之尚未平倉貨幣項目，並於期末調整其兑換以反映人民幣滙率之5%變動，下列正數表示人民幣兑港元出現人民幣升值5%所導致的溢利增加。倘人民幣兑港元出現人民幣貶值5%，將會對年度溢利造成相等及相反之影響。

	二零零七年	二零零六年
	千港元	*千港元*
年度溢利增加	5,361	4,075

價格風險

(i)　股票價格風險

本集團藉幵其可供出售投資及持作買賣之投資，須承受股票價格風險。管理層透過維持不同風險組合之股本投資以管理此項風險。

本公司董事以考慮資金成本及各級別資金相關之風險來檢閱其資本結構。根據董事之建議，本集團將會透過支付股息、發行新股及購回股份，甚至發行新債或償還現有債務，以平衡其整體資本結構。

金融工具之類別

	二零零七年	二零零六年
	千港元	*千港元*
金融資產		
持作買賣之投資	3,617,216	1,690,510
貸款及應收款項（包括現金及現金等值）	345,722	214,606
可供出售之金融資產	859,724	557,375
金融負債		
攤銷成本	952,574	217,736
持作買賣之金融負債	4,874	–

財務風險管理目標及政策

本集團之主要金融工具包括股本投資、貸款票據、可轉換債券、應收貸款、應收賬項、應付賬項、其他借貸及銀行結餘。該等金融工具之詳情已於相關附註中作出披露。與此等金融工具相關之風險，以及減低此等風險之政策列載於下文。管理層管理及監察此等風險，以確保能即時及有效地採取適當措施。

市場風險

貨幣風險

外匯風險為有關應收貸款、按金及與銀行及金融機構之其他借貸，其貨幣單位為外幣，因外滙滙率之不利變動而產生虧損之風險。本集團並無外幣對沖政策。然而，管理層會密切監察相關外滙風險，並於有需要時考慮對沖重大外滙風險。

4. 主要不確定估計來源

下文詳述有關日後主要假設及於結算日估計不明朗因素之其他主要來源，而該等假設及不確定估計或會造成須對下一個財政年度之資產賬面值作出重大調整之重大風險。

利得税

於二零零七年十二月三十一日，於本集團之綜合資產負債表中已確認無遞延税項資產及有關未動用税項虧損及可予扣減之暫時差異分別約744,000,000港元（二零零六年：1,235,000,000港元）及9,400,000港元（二零零六年：34,000,000港元）。變現遞延税項資產主要有賴於是否有足夠未來溢利或將來可供利用之應課税暫時差額而定。倘產生之未來實際溢利乃多於預期溢利，而該未來溢利會於有關撥回發生期間之綜合收益表內確認。

5. 財務工具

資金風險管理

本集團管理其資金，以確保本集團將能夠以持續經營方式營運，同時亦透過達致債務與股本之間最佳的平衡而為利益相關者爭取最大回報。本公司董事視股本及保留溢利為本集團之資金。本集團整體策略跟過往年度保持不變。

退休福利計劃

向本集團之界定供款計劃或強積金計劃支付之款項，均於到期時作為開支扣除。

外幣

於編製各個別集團實體之財務報表時，以該實體功能貨幣以外之貨幣（外幣）進行之交易均按交易日期之適用匯率換算為功能貨幣（即該實體主要經營之經濟地區之貨幣）記賬。於各結算日，以外幣為定值之貨幣項目均按結算日之適用匯率重新換算。按公允價值以外幣定值之非貨幣項目乃按於公允價值釐定當日之適用匯率重新換算。按外幣歷史成本計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之匯兑差額均於彼等產生期間內於損益賬中確認。惟因貨幣項目（形成本公司於海外業務之投資淨額之一部份）而產生之匯兑差額除外，在這情況下，有關匯兑差額乃於綜合財務報表之權益內確認。以公允價值定值之非貨幣項目經重新換算後產生之匯兑差額於該期間列作損益，惟換算直接於權益內確認盈虧之非貨幣項目產生之差額除外，在此情況下，匯兑差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為本公司之列賬貨幣（即港元），而其收入及支出乃按該年度之平均匯率進行換算，除非匯率於該期間內出動大幅波動則作別論，於此情況下，則採用交易當日之適用匯率。所產生之匯兑差額（如有）乃確認作權益之獨立部份（匯兑儲備）。該等匯兑差額乃於海外業務被出售期間在損益賬內確認。

借貸成本

所有借貸成本於產生之期間列入綜合收益表之融資成本內。

租賃

如果租賃條款在實質上將與資產擁有權有關的所有風險和報酬轉讓給承租人，該租賃則歸類為融資租賃。所有其他租賃則歸類為經營租賃。

本集團作為出租人

從經營租賃得到之租金，以直線法按有關租賃予以確認。

本集團作為承租人

根據經營租賃下之應付租金包括土地的租賃利息，以直線法按有關租賃期於損益表內扣除。作為訂立經營租賃之獎勵而已收及應收之利益，均於租期按直線法確認為租金支出之減少。

租約土地及樓宇

就租賃分類而言，租賃土地及樓宇中土地及樓宇部份乃分開計算，除非租金支出無法可靠地在土地及樓宇部份之間作出分配，則在此情況下，整項租約通常會當作融資租賃處理，並列作物業、廠房及設備。倘能可靠分配租金支出，土地的租約權益則列作經營租賃。

倘某項減值虧損其後撥回，則該項資產之賬面值須增至其可收回金額之經修訂估計數額，惟增加後之賬面值不得超過以往年度資產並無確認減值虧損而釐定之賬面值。撥回減值虧損將即時確認為收入，除非有關資產根據另一項準則以重估金額列賬，則撥回減值虧損將根據該準則被視為重估增值。

稅項

所得稅支出乃指本期應付稅項加上遞延稅項之總額。

本期應付稅項乃按本期間之應課稅溢利計算。由於應課稅溢利不包括於其他期間應課稅或可獲減免之收支項目，亦不包括利潤表內毋須課稅或不獲減免之項目，故應課稅溢利與利潤表所列示之淨溢利有所不同。

遞延稅項指就財務報表表所載資產負債與計算應課稅溢利所採用之相應稅基，兩者賬面值間之差異而預期應付或可收回之稅項，並採用資產負債表負債法計算。一切應課稅臨時差異一般確認為遞延稅項負債，及倘應課稅溢利可能足以抵銷可獲減免之臨時差異，則確認為遞延稅項資產。倘因商譽（或負商譽）或初步確認（業務綜合除外）交易之其他資產負債而產生之臨時差異不會影響應課稅溢利或會計溢利，則有關資產及負債不予確認。

遞延稅項資產之賬面值會於各結算日審核，及調低至再無可能有應課稅溢利足以撥回全部或部份資產。

遞延稅項乃按預期於償還負債或變現資產期間適用之稅率計算。遞延稅項將於損益表扣除或計入損益表，除非遞延稅項與直接於權益扣除或計入權益之項目有關，在此情況下則遞延稅項亦計入權益內。

嵌入式衍生工具

倘非衍生主合約的嵌入式衍生工具的風險與特性與主合約的風險及特質類似，且主合約並非以公允價值計量，則會視為獨立衍生工具處理，而公允價值變動將於損益中確認。

取消確認

若從資產收取現金流量之權利已到期，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部份風險及回報轉移，則金融資產將被取消確認。於取消確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益之總和之差額，將於損益中確認。

金融負債被取消確認，當有關合約之特定責任獲解除、取消或到期。取消確認之金融負債賬面值與已付代價之差額，包括任何非現金資產或負債承擔，乃於損益中確認。

存貨

存貨按成本或可變現淨值兩者間之較低者列賬。成本乃按加權平均法計算。

減值虧損

於各結算日，本集團均會審閱其資產之賬面值，藉以確認該等資產有否出現減值虧損。倘本集團估計某項資產之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支，除非有關資產根據另一準則以重估金額列賬，則上述減值虧損將根據該準則視為重估減值。

實際利率法

實際利率法乃計算金融負債之攤銷成本及於有關期間攤分利息支出之方法。實際利率為實際於該項金融負債的預計年期或(如適用)較短期間折現估計未來現金付款的利率。

利息支出按實際利率基準確認。

金融負債分類為持作買賣如:

- 此負債產生之主要目的是於不久將來購回;
- 此乃衍生工具已識別組合之部份,本集團會一併管理,並有最近獲得盈利之實際模式;或
- 此乃一項未有指定及非有效的對沖工具。

其他金融負債

其他金融負債包括應付賬項及其他借貸,乃採用實際利率法按攤銷成本計算。

股本權益工具

本公司之發行股本權益工具以收取代價扣除直接發行成本記錄。

衍生金融工具

衍生金融工具初步以訂立衍生工具合約當日的公允價值計量,其後則以其於各結算日的公允價值重新計量。因此而導致的盈利或虧損將即時於損益表內確認。

對若干類別的金融資產而言，並無個別被評估為已減值的資產將其後按組合基準評估減值。應收賬項組合減值的客觀證據可包括本集團過往的收款經驗及國家或本地可觀察到的經濟情況改變，此會引身致應收賬項之違約。

就按攤銷成本列賬之金融資產而言，倘客觀憑證指出資產出現減值，則減值虧損會於損益內確認，並按資產賬面值與按原本實際利率折讓之估計未來現金流量之現值的差額計算。

除了應收賬項及應收貸款之賬面值調減透過使用撥備賬目，所有金融資產之賬面值直接調減其減值虧損。撥備賬目之賬面值變動於損益中確認。倘考慮到應收賬項及應收貸款不能收回，該賬項乃在其撥備賬目中對銷，其後能收回以前已撇銷之金額則計入損益。

就按攤銷成本列賬之金融資產而言，倘於後期減值虧損之金額減少及該減少能客觀地與確認減值後發生的事項相關，則以前已確認之減值虧損可於損益內撥回，惟減值撥回當日之資產賬面值不得超過如無確認減值時之攤銷成本。

可供出售之股本投資之減值虧損將不會於以後期間撥回。減值虧損後的任何公允價值增幅直接於股本權益確認。

金融負債及股本權益

由集團實體發行之金融負債及股本權益工具乃根據合同安排之性質與金融負債及股本權益工具之定義分類。

股本權益工具乃證明集團於扣減所有負債後之資產中擁有剩餘權益之任何合同。就金融負債及股本權益工具所採納之會計政策乃載於下文。

貸款及應收款項

貸款及應收款項乃於現行市場所報之固定或可釐定付款之非衍生金融工具。於首次確認後各結算日，貸款及應收款項包括貸款票據、有借款成分之可轉換債券、應收賬項、應收貸款、有抵押銀行存款及銀行結餘，均按採用實際利率法計算之已攤銷成本減任何已識別減值虧損入賬。

可供出售之金融資產

可供出售之金融資產為非衍生項目，其須指定為可供出售金融資產或未有劃分為貸款及應收款項、持有至到期之衍生工具或透過損益按公允價值處理之金融資產。於首次確認後各結算日，可供出售金融資產按公允價值計算。公允價值之變動於權益確認，直至該金融資產被出售或決定有所減值，屆時過往於權益確認之累計收入或虧損會自權益剔除，並於損益賬確認。

金融資產之減值

除了持作買賣之投資的金融資產外，金融資產於各結算日評估減值指標。倘有客觀憑證因一項或多項事故於首次確認金融資產後出現而導致該金融資產減值，其估計未來現金流量已受影響。

就可供出售之股本投資而言，相關投資之公允值出現重大或長期下跌並低於其成本，可考慮為減值之客觀憑證。

就所有其他金融資產而言，減值之客觀憑證可以包括：

- 發行人或交易方出現重大財政困難；
- 拖欠或逾期支付利息或本金；或
- 可能出現借貸人將陷入破產或財務重組。

金融資產

本集團之金融資產歸入下列三個類別之其中一個，包括以透過損益按公允價值處理之金融資產、貸款及應收款項及可供出售之金融資產。所有定期購買或出售金融資產乃按交易日基準確認及取消確認。定期購買或出售乃購買或銷售金融資產，並要求於市場上按規則或慣例設定之時間框架內付運資產。就各類金融資產所採納之會計政策乃載於下文。

實際利率法

實際利率法乃是一種用以計算金融資產或金融負債之攤銷成本及於相關期間內攤分利息收入的方法。實際利率指能實際於該項金融工具的預計可使用年期或（如適用）較短期間折現預計未來現金收入（包括所有合約內交易雙方所收取或支付構成整體實際利息一部份之費用、交易成本及所有溢價或折讓）之利率。

就債務工具而言，收入按實際利率基準確認。

金融資產分類為持作買賣如：

- 收購之主要目的是於不久將來出售；
- 此乃衍生工具已識別組合之部份，本集團會一併管理，並有最近獲得盈利之實際模式；或
- 此乃一項未有指定及非有效的對沖工具。

於首次確認後之各結算日，按公允價值計算之持作買賣之投資，公允價值之變動乃於產生期間直接確認於損益表內。確認於損益的淨收益或虧損不包括金融資產所賺取的任何股息或利息。

當集團公司與本集團聯營公司進行交易，任何盈虧將按本集團應佔相關聯營公司權益的水平予以對銷。

就涉及購買大量股份而有關投資過往以公允價值列賬且公允價值變動計入損益中之聯營公司收購事項，過往持有之擁有權權益之累計公允價值變動乃分別透過損益及保留溢利撥回。於各項交換交易後，投資公司之損益、投資公司之保留溢利變動及其他股本結餘會分別計入損益、保留溢利或相關之儲備中，以與過往持有之擁有權權益相關者為限。

持作銷售之非流動資產

倘非流動資產及出售組別的賬面值可主要透過銷售交易（而非透過持續使用）收回，則會將其分類為持作銷售。上述條件僅會於極有可能進行銷售，且有關資產（出售組別）能即時以其現狀出售時視為達成。

分類為持作銷售的非流動資產（及出售組別）乃以資產（出售組別）過往的賬面值與公允價值（扣除銷售成本）的較低者計量。

預付租賃款項

經營租賃下的土地預付租賃款項乃於租期內以直線法在綜合收益表內扣除。

金融工具

當某集團實體成為工具合同條文之訂約方時，金融資產及金融負債於資產負債表確認。金融資產及金融負債按公允價值首次確認。收購或發行金融資產及金融負債而直接應佔之交易成本（透過損益按公允價值處理之金融資產及金融負債除外）乃於首次確認時加入金融資產或金融負債之公允價值或自金融資產或金融負債之公允價值內扣除（如合適）。收購透過損益按公允價值處理之金融資產或金融負債而直接應佔之交易成本即時於損益賬內確認。

當物業、廠房及設備連同有關之預付租賃款項(如有)轉移至投資物業,於轉移當日,此項目任何賬面值與公允價值間之差額,會於樓宇重估儲備內確認。當此資產出售或退下來之後,有關之重估儲備將直接轉撥至保留溢利。

物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何未來經濟利益時取消確認。資產取消確認所產生之任何收益或虧損(按該項目之出售所得款項淨額及賬面值間之差額計算)於該項目取消確認之年度計入綜合收益表。

聯營公司之投資

聯營公司指本集團對其行使重大影響而並非附屬公司或合營公司權益之實體。

聯營公司之業績、資產及負債會以會計權益法於綜合財務報表中綜合入賬。根據權益法,於聯營公司之投資乃按成本於綜合資產負債表中列賬,並就本集團分佔該聯營公司於收購後之淨資產變動作出調整,以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益(包括任何長期權益,而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份),則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備,而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

收購成本超逾於收購日期所確認本公司應佔聯營公司可識別資產、負債及或然負債之公允值淨值之任何金額,將確認為商譽。商譽計入投資賬面值內,並會作為投資一部份評估減值。

於重新評估後,本集團任何所分佔可識別資產、負債及或然負債超逾收購成本之金額,即時於損益中確認。

物業、廠房及設備

物業、廠房及設備(在建工程除外)均按成本值或公允價值減除累計折舊及累計減值虧損列賬。

在建工程包括物業、廠房及設備,在工程分類上被定為用作生產或自用。在建工程以成本扣除已確認減值虧損列賬。當工程完成或準備自用時,在建工程須合適地分類為物業、廠房及設備。當該資產可作既定用途時,其折舊開始計算並與其他物業資產折舊計算方法相同。

樓宇用作生產或提供產品或服務,或用作行政用途,乃按其重估值(於重估日期之公允價值減除其後出現之任何累計折舊及任何其後之累計減值虧損)列於資產負債表。重估工作定期進行,頻密程度以足夠令賬面值不致大幅偏離於資產負債表結算日之公允價值為準。

任何因樓宇之重估所產生之增值均撥入樓宇重估儲備內,因重估樓宇而致賬面淨值減少之價值須以支出形式扣除,除因相同之資產於以往重估時而引致之重估減值已確認為支出,此等重估增值需撥入綜合收益表中但不能超越以往之減值支出。因重估樓宇而致賬面值減少之數額須以支出形式處理,惟以超出以往就重估資產而撥入樓宇重估儲備之餘額(如有)為限。在日後出售或收回經重估後的樓宇時,應計重估增值均轉撥至保留溢利。

物業、廠房及設備(在建工程中之土地及物業除外)之折舊以直線法,按該資產估計可使用之年期撇銷其成本值或其公允價值。

收入確認

收入按已收及應收代價公平值計量。即於日常業務中之貨物銷售及證券買賣及投資，扣除折扣及銷售相關稅項之應收款項。

證券買賣乃在執行有關交易時予以確認。

貨品銷售額乃在貨品付運及擁有權經已轉移時予以確認。

投資之股息收入乃在確定本集團可收取有關款項之權利時予以確認。

金融資產產生之利息收入乃按時間基準，並參照尚未償還本金額及按適用之實際利率計算，而該實際利率乃按金融資產之預期可使用年期將估計未來現金收入實際折算至該資產之賬面淨值之比率。

投資物業

投資物業是指持作賺取租金／或資本增值的物業。

投資物業於首次確認時按成本（包括所有有關的直接支出）計量。於首次確認後，投資物業按公允價值模式入賬。公允價值變動所產生之收益或虧損直接於產生期間確認為損益。

投資物業於出售或永久停用或預期將其出售不會帶來未來經濟利益時取消確認。取消確認資產所產生之任何溢利或虧損（以出售所得款項淨額與資產賬面值之差額計算）計入取消確認該項目之年度內之綜合收益表中。

3. 主要會計政策

誠如下列會計政策所述，綜合財務報表乃按歷史成本基準編製，惟若干物業及金融工具按公允價值計算者除外。

綜合財務報表乃根據香港會計師公會所頒佈之香港財務報表準則編製。此外，綜合財務報表載列聯交所證券上市規則及公司條例規定之適用披露。

綜合基準

綜合財務報表由本公司及其所控制的機構（即附屬公司）之財務報表組成。控制是指本公司有權力掌管該機構之財務及營運政策，從而受惠於其經營活動。

於年內所收購或出售之附屬公司，其業績乃由收購日期起或至出售日期止（如適用）計算在綜合收益表內。

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計政策與本集團其他成員公司所採用者保持一致。

所有集團內交易、結餘、收入及支出均於綜合賬目內抵銷。

少數股東權益於綜合附屬公司所佔的淨資產與本集團所佔之權益分開列賬。少數股東權益於淨資產之權益包括其於原業務合併日期之應佔數額及在合併日期以來少數股東應佔權益的變動。倘少數股東所佔的虧損超越少數股東於附屬公司應佔的股本權益，除非該少數股東須受約束性責任及有能力支付額外資金以彌補附屬公司的虧損，否則該虧損餘額應由集團承擔。

本集團已採納香港會計準則第1號(經修訂)及香港財務報告準則第7號之披露要求。新準則取代並修改先前於香港會計準則第32號某些資料之呈列規定及有關資料之比較是根據香港會計準則第1號(經修訂)及香港財務報告準則第7號之披露要求下已於本年度內第一次呈列。

本集團並未提早應用下列已頒佈但尚未生效之新準則及修訂準則或詮釋。

香港會計準則第1號(修訂)	財務報表之呈列[1]
香港會計準則第23號(修訂)	借貸成本[1]
香港會計準則第27號(修訂)	綜合及獨立財務報表[2]
香港財務報告準則第2號(經修訂)	歸屬條件及取消[1]
香港財務報告準則第3號(修訂)	業務合併[2]
香港財務報告準則第8號	經營分類[1]
香港(國際財務報告詮釋委員會)一詮釋第11號	香港財務報告準則第2號一集團及庫存股份交易[3]
香港(國際財務報告詮釋委員會)一詮釋第12號	特許權服務安排[4]
香港(國際財務報告詮釋委員會)一詮釋第13號	客戶忠誠度計劃[5]
香港(國際財務報告詮釋委員會)一詮釋第14號	香港會計準則第19號:定額利益資產的限制、最低資金要求和兩者的互相關係[4]

[1] *於二零零九年一月一日或其後開始之年度期間生效。*
[2] *於二零零九年七月一日或其後開始之年度期間生效。*
[3] *於二零零七年三月一日或其後開始之年度期間生效。*
[4] *於二零零八年一月一日或其後開始之年度期間生效。*
[5] *於二零零八年七月一日或其後開始之年度期間生效。*

本公司董事預期除了香港財務報告準則第3號(修訂)之業務合併及香港會計準則第27號(修訂)之綜合及獨立財務報表外,採用此等準則及詮釋將不會對本集團之業績或財務狀況造成任何重大影響。採納香港財務報告準則第3號(修訂)可能會影響其收購日期為二零零九年七月一日或之後開始首個年報期之開始日期或之後業務合併之會計處理。香港會計準則第27號(修訂)將會影響有關母公司於附屬公司所擁有權益變動(不會導致失去控制權)之會計處理,該變動將列作股權交易。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

1. 一般事項

本公司於百慕達註冊成立為一間受豁免有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司之註冊辦事處地址及主要營業地點已披露於本年報第2頁。

本綜合財務報表以港幣（「港幣」）呈列，與本公司之功能貨幣相同。

本公司為一間投資控股公司，其主要附屬公司之業務載於附註39。

2. 新訂及修訂香港財務報告準則之應用（「香港財務報告準則」）

於本年度，本集團首次採用由香港會計師公會（「香港會計師公會」）新頒佈之多條新準則、修訂及詮釋（「新香港財務報告準則」），該等準則於本集團二零零七年一月一日開始之財政年度生效。

香港會計準則第1號（經修訂）	資本披露
香港財務報告準則第7號	財務工具：披露
香港（國際財務報表詮釋委員會）－詮釋第7號	根據香港會計準則第29號「惡性通貨膨脹經濟中的財務報告」採用重列法
香港（國際財務報表詮釋委員會）－詮釋第8號	香港財務報告準則第2號的範圍
香港（國際財務報表詮釋委員會）－詮釋第9號	重新評估嵌入式衍生工具
香港（國際財務報表詮釋委員會）－詮釋第10號	中期財務報告及減值

採納該等新香港財務報告準則對本年度或過往會計年度本集團之業績編製及呈列並無重大影響。因此，無須作出任何以往年度調整。

	附註	二零零七年 千港元	二零零六年 千港元
投資業務			
出售一間附屬公司	38	71,330	–
已收利息		8,135	3,877
贖回可轉換債券所得款項		6,626	–
出售可供出售投資所得款項		1,434	42,122
收購聯營公司		(273,484)	–
購買可供出售投資		(15,600)	–
有抵押銀行存款（增加）減少		(10,718)	10,526
購買物業、廠房及設備		(95)	(101)
贖回貸款票據所得款項淨額		–	39,503
出售一間聯營公司所得款項		–	1,740
購買投資物業		–	(19,114)
購買可轉換債券		–	(6,626)
投資業務之現金（流出）流入淨額		(212,372)	71,927
融資業務			
新增貸款		4,447,322	1,451,630
償還貸款		(3,698,584)	(1,382,516)
股份購回		(32,377)	(46,378)
已付股息		(13,846)	(14,280)
融資業務之現金流入淨額		702,515	8,456
現金及現金等值增加淨額		7,694	41,359
外幣滙率轉變之影響		2,123	(171)
年初之現金及現金等值		58,007	16,819
年終之現金及現金等值， 代表銀行結餘及現金		67,824	58,007

綜合現金流量表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 *千港元*	二零零六年 *千港元*
經營業務			
除稅前溢利		1,558,547	784,044
調整項目：			
利息收入		(10,060)	(11,013)
物業、廠房及設備之折舊		284	389
出售物業、廠房及設備之虧損		293	–
存貨（撥回）減值		(571)	1,070
利息支出		35,801	10,897
預付租賃款項之攤銷		25	59
出售一間聯營公司之溢利		–	(1,740)
出售可供出售投資之虧損（溢利）淨額		596	(26,268)
持作買賣投資按公允價值之變動		(1,259,479)	(439,498)
貸款票據提早贖回的折價		–	3,962
投資物業按公允價值之變動		(37,351)	(6,856)
樓宇之重估盈餘		(144)	(387)
應佔聯營公司之虧損		4,094	–
衍生金融工具按公允價值之變動		4,874	–
營運資金變動前之經營現金流量		296,909	314,659
持作出售之存貨減少（增加）		2,042	(1,046)
持作買賣投資增加		(691,999)	(364,548)
應收賬項、按金及預付款項增加		(7,576)	(21,822)
應收貸款增加		(50,417)	(49,169)
應付賬項及應計費用增加		42,515	38,920
客戶訂金及預收款項（減少）增加		(17,091)	58,597
經營業務之現金流出		(425,617)	(24,409)
已付利息		(35,801)	(10,897)
已付稅款		(21,031)	(3,718)
經營業務之現金流出淨額		(482,449)	(39,024)

綜合權益變動表

截至二零零七年十二月三十一日止年度

	本公司權益持有人應佔權益									
	股本	股份溢價	樓宇重估儲備	投資重估儲備	資本贖回儲備	匯兌儲備	保留溢利	總額	少數股東權益	權益總額
	千港元	*千港元*	*千港元 (附註)*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零六年一月一日	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
可供出售投資公允價值之變動	-	-	-	427,864	-	-	-	427,864	-	427,864
樓宇重估盈餘	-	-	210	-	-	-	-	210	-	210
因換算海外業務所產生之匯兌差異	-	-	-	-	-	499	-	499	-	499
直接於權益確認之淨收入	-	-	210	427,864	-	499	-	428,573	-	428,573
轉移至出售可供出售投資之溢利或虧損	-	-	-	(26,268)	-	-	-	(26,268)	-	(26,268)
本年度溢利	-	-	-	-	-	-	772,468	772,468	49	772,517
本年度確認收入總額	-	-	210	401,596	-	499	772,468	1,174,773	49	1,174,822
已付股息	-	-	-	-	-	-	(14,280)	(14,280)	-	(14,280)
股份購回	(146)	(46,232)	-	-	146	-	(146)	(46,378)	-	(46,378)
於二零零六年十二月三十一日	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
可供出售投資公允價值之變動	-	-	-	288,183	-	-	-	288,183	-	288,183
按公允價值轉移預付租賃款項至投資物業之盈餘	-	-	3,242	-	-	-	-	3,242	-	3,242
樓宇重估盈餘	-	-	520	-	-	-	-	520	-	520
應佔聯營公司之權益變動	-	-	-	-	-	5,944	-	5,944	-	5,944
因換算海外業務所產生之匯兌差異	-	-	-	-	-	2,123	-	2,123	-	2,123
直接於權益確認之淨收入	-	-	3,762	288,183	-	8,067	-	300,012	-	300,012
轉移至出售可供出售投資之溢利或虧損	-	-	-	596	-	-	-	596	-	596
本年度溢利	-	-	-	-	-	-	1,378,824	1,378,824	3,823	1,382,647
本年度確認收入總額	-	-	3,762	288,779	-	8,067	1,378,824	1,679,432	3,823	1,683,255
出售一間附屬公司	-	-	-	-	-	-	-	-	(16,798)	(16,798)
撤銷之前已確認為持作買賣之投資之公允價值變動	-	-	-	-	-	-	68,265	68,265	-	68,265
以往持有上聯水泥之權益變動（*於附註20說明*）	-	-	-	-	-	-	(74)	(74)	-	(74)
已付股息	-	-	-	-	-	-	(13,846)	(13,846)	-	(13,846)
股份購回（*附註32*）	(67)	(32,310)	-	-	67	-	(67)	(32,377)	-	(32,377)
於二零零七年十二月三十一日	2,762	592,751	5,036	720,879	2,178	9,036	2,767,805	4,100,447	3,872	4,104,319

附註： 於二零零七年十二月三十一日，樓宇重估儲備中包括盈餘3,242,000港元，產生於重估樓宇轉移至預付租賃款項及預付租賃款項轉移至投資物業之公允價值。

	附註	二零零七年 千港元	二零零六年 千港元
流動負債			
應付賬項及應計費用	29	97,995	55,480
客戶訂金及預收款項		14,192	31,283
其他借貸	30	918,838	170,100
衍生金融工具	31	4,874	–
應付税項		171,033	15,657
		1,206,932	272,520
分類為待售資產之相關負債	28	–	60,044
		1,206,932	332,564
流動資產淨值		2,770,377	1,712,692
		4,104,319	2,415,894
資本及儲備			
股本	32	2,762	2,829
儲備		4,097,685	2,396,218
本公司權益持有人應佔之權益		4,100,447	2,399,047
少數股東權益		3,872	16,847
		4,104,319	2,415,894

綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
非流動資產			
投資物業	17	110,925	81,589
物業、廠房及設備	18	3,796	4,712
預付租賃款項	19	1,001	2,424
於聯營公司之投資	20	368,297	–
可供出售投資	21	849,923	557,375
貸款票據	22	–	50,476
可轉換債券	23	–	6,626
		1,333,942	703,202
流動資產			
可供出售投資	21	9,801	–
貸款票據	22	52,401	–
持作出售之存貨－製成品		–	1,471
持作買賣之投資	24	3,617,216	1,690,510
應收賬項、按金及預付款項	25	41,284	33,708
應收貸款	26	174,015	123,598
可收回稅項		4,050	3,543
有抵押銀行存款	27	10,718	–
銀行結餘及現金	27	67,824	58,007
		3,977,309	1,910,837
分類為待售之資產	28	–	134,419
		3,977,309	2,045,256

	附註	二零零七年 千港元	二零零六年 千港元
以下應佔：			
本公司權益持有人		1,378,824	772,468
少數股東權益		3,823	49
		1,382,647	772,517
已確認分派之股息	*15*	13,846	14,280
每股盈利	*16*		
來自持續及已終止經營業務			
－基本		4.95港元	2.67港元
來自持續經營業務			
－基本		4.96港元	2.69港元

2. 本集團截至二零零七年十二月三十一日止年度之經審核綜合財務報表

以下為本集團截至二零零七年十二月三十一日止年度之經審核財務報表及財務報表附註，乃摘錄自本公司二零零七年年報：

綜合收益表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
收入（不包括證券買賣）		55,315	30,589
出售持作買賣之投資之款項總額		2,234,125	1,132,153
總額		2,289,440	1,162,742
持續經營業務：			
收入（不包括證券買賣）	6	55,315	30,589
投資之溢利淨額	8	1,560,870	801,269
其他收入	9	24,943	22,297
行政及其他支出		(78,680)	(63,489)
融資成本	10	(35,801)	(10,895)
應佔聯營公司之虧損		(4,094)	–
出售一間聯營公司之溢利		–	1,740
投資物業按公允價值之變動		37,351	6,856
樓宇之重估盈餘		144	387
除稅前溢利		1,560,048	788,754
稅項支出	12	(175,873)	(11,432)
來自持續經營業務之溢利		1,384,175	777,322
已終止經營業務：			
來自已終止經營業務之本年度虧損	13	(1,528)	(4,805)
本年度溢利	14	1,382,647	772,517

	於十二月三十一日		
	二零零七年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*
流動負債			
應付賬項及應計費用	97,995	55,480	41,176
客戶訂金及預收款項	14,192	31,283	2,713
其他借貸	918,838	170,100	100,986
衍生金融工具	4,874	–	–
應付税項	171,033	15,657	4,315
	1,206,932	272,520	149,190
分類為待售資產之相關負債	–	60,044	–
	1,206,932	332,564	149,190
流動資產淨值	2,770,377	1,712,692	857,849
	4,104,319	2,415,894	1,307,121
資本及儲備			
股本	2,762	2,829	2,975
儲備	4,097,685	2,396,218	1,281,957
本公司權益持有人應佔之權益	4,100,447	2,399,047	1,284,932
少數股東權益	3,872	16,847	16,798
權益總額	4,104,319	2,415,894	1,301,730
非流動負債			
遞延税項負債	–	–	5,391
	4,104,319	2,415,894	1,307,121

綜合資產負債表

	於十二月三十一日		
	二零零七年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*
非流動資產			
投資物業	110,925	81,589	136,526
物業、廠房及設備	3,796	4,712	51,825
預付租賃款項	1,001	2,424	2,483
於聯營公司之投資	368,297	–	–
可供出售投資	849,923	557,375	171,633
貸款票據	–	50,476	86,805
可轉換債券	–	6,626	–
	1,333,942	703,202	449,272
流動資產			
可供出售投資	9,801	–	–
貸款票據	52,401	–	–
持作出售之存貨 － 製成品	–	1,471	1,495
持作買賣之投資	3,617,216	1,690,510	886,464
應收一名少數股東款項	–	–	4,805
應收賬項、按金及預付款項	41,284	33,708	12,501
應收貸款	174,015	123,598	74,429
可收回稅項	4,050	3,543	–
有抵押銀行存款	10,718	–	10,526
銀行結餘及現金	67,824	58,007	16,819
	3,977,309	1,910,837	1,007,039
分類為待售之資產	–	134,419	–
	3,977,309	2,045,256	1,007,039

	截至十二月三十一日止年度		
	二零零七年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*
已終止經營業務：			
來自已終止經營業務之本年度虧損	(1,528)	(4,805)	–
本年度溢利	1,382,647	772,517	104,508
以下應佔：			
本公司權益持有人	1,378,824	772,468	104,511
少數股東權益	3,823	49	(3)
	1,382,647	772,517	104,508
已確認分派之股息	13,846	14,280	15,060
每股盈利			
來自持續及已終止經營業務			
－基本	4.95港元	2.67港元	0.35港元
來自持續經營業務			
－基本	4.96港元	2.69港元	0.35港元
每股股息	0.05港元	0.05港元	0.05港元

1. 財務資料概要

以下為本集團截至二零零七年十二月三十一日止過去三個年度之經審核綜合收益表及綜合資產負債表概要，乃摘錄自本公司截至二零零七年十二月三十一日止過去三個年度已刊發相關年報。

德勤•關黃陳方會計師行就本集團截至二零零七年、二零零六年及二零零五年十二月三十一日止三個年度各年的經審核綜合財務報表發出的核數師報告並無任何保留意見。本集團截至二零零五年、二零零六年及二零零七年十二月三十一日止三個年度各年概無其他額外項目或非經常性項目。

綜合收益表

	截至十二月三十一日止年度		
	二零零七年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*
收入（不包括證券買賣）	55,315	30,589	41,286
出售持作買賣之投資之款項總額	2,234,125	1,132,153	130,655
總額	2,289,440	1,162,742	171,941
持續經營業務：			
收入（不包括證券買賣）	55,315	30,589	41,286
投資之溢利淨額	1,560,870	801,269	61,970
其他收入	24,943	22,297	14,950
行政及其他支出	(78,680)	(63,489)	(27,705)
融資成本	(35,801)	(10,895)	(1,571)
應佔聯營公司之虧損	(4,094)	–	–
出售一間聯營公司之溢利	–	1,740	–
出售一間附屬公司之溢利	–	–	3,544
投資物業按公允價值之變動	37,351	6,856	11,360
樓宇之重估盈餘	144	387	773
除稅前溢利	1,560,048	788,754	104,607
稅項	(175,873)	(11,432)	(99)
來自持續經營業務之溢利	1,384,175	777,322	104,508

吾等認為，供股及清洗豁免之條款就獨立股東而言屬公平合理，供股及清洗豁免符合 貴公司及獨立股東之整體利益。因此，吾等推薦獨立股東投票贊成擬於股東特別大會上提呈之批准(其中包括)供股及清洗豁免之有關決議案。

股東務必注意，根據通函所載的預期時間表，股份將於二零零九年一月九日開始按除權基準買賣。倘Vigor終止包銷協議，或包銷協議的任何條件未能達成(或獲Vigor豁免)，則供股及配售不會進行。任何買賣除權股份的人士將因而承受包銷協議或不會成為無條件及供股及配售不會進行的風險。有意由即日起至包銷協議成為無條件當日止買賣股份及認股權證的股東或其他人士對本身的情況有疑問，應諮詢其專業顧問。願意接納供股之股東應就彼等稅務狀況或於供股項下的風險諮詢其專業顧問。

此 致

中國網絡資本有限公司
獨立董事委員會及列位獨立股東 台照

代表
亞洲資產管理有限公司
董事總經理 *聯席董事*
簡麗娟 **關振義**
謹啟

二零零八年十二月三十一日

如股東願意，彼等均賦予平等機會參與供股及申請暫定配額以外之額外供股股份，任何股東不會優先對待，而是平等對待。吾等認為按平等基準配發額外供股股份（有關詳情載於董事會函件）對　貴公司及獨立股東整體而言屬於公平合理。

基於吾等對供股條款的分析，吾等認為供股符合　貴公司及股東之整體利益。吾等認為就進行供股而言，獨立股東於股東特別大會批准清洗豁免符合　貴公司及股東之整體利益。

推薦建議

吾等發現供股會攤薄每股有形資產淨值及於供股完成後可能會攤薄股東於　貴公司的股權以及上文所載的認購價較股份市價及最近刊發的每股資產淨值之不同折讓。然而，經考慮上述進行供股及清洗豁免之主要因素及理由，尤其是

(i) 供股所得款項淨額可鞏固　貴集團的資本基礎、減低　貴集團的負債資本比率、增加營運資金及流動資金並提高　貴集團就日後潛在投資機會爭取及取得融資的議價能力。於二零零八年十月三十一日，　貴集團有負債約846,500,000港元。誠如董事會函件所述，部份所得款項將用於償還未償還短期借貸及剩餘款項將於商機出現時用作投資及一般營運資金。若供股及配售未能按計劃進行，　貴集團需自其他籌資來源獲取融資以償還其短期借貸。董事認為，鑒於當前經濟環境及資本市場狀況，籌集長期融資為較審慎之舉。吾等認為，供股有助加強並改善　貴集團的營運資金狀況；

(ii) 清洗豁免為供股的先決條件。倘清洗豁免不獲獨立股東批准，則供股不會進行，且　貴公司將失去上文(i)所述預期供股完成所得的一切利益，

獨立股東應知悉供股及配售為互為條件。於供股及配售均完成時，　貴公司將籌集約398,200,000港元（假設於記錄日期或之前並無尚未行使認股權證獲行使）或約420,300,000港元（假設於記錄日期或之前全部尚未行使認股權證悉數獲行使）。鑒於(i)供股及配售之所得款項可改善營運資金及流動資金；(ii)於現行經濟環境及資本市場環境下，供股及配售是　貴公司此時可籌集長期資金的最佳融資方法；及(iii)供股可鞏固　貴集團的資本基礎、減低　貴集團的負債資本比率、增加營運資金及流動資金並提高　貴集團就日後潛在投資機會爭取及取得融資的議價能力，吾等認為供股及配售為互為條件乃公平合理，且符合　貴公司及股東之整體利益。

VIII. 清洗豁免

於包銷協議日期，Vigor持有106,484,400股股份，約佔　貴公司已發行股本38.63%。如Vigor須認購最多包銷股份數目，則Vigor將合共持有458,623,536股股份，約佔　貴公司經發行供股股份擴大之已發行股本69.31%（假設於記錄日期或之前全部尚未行使認股權證獲行使）。根據收購守則第26條，Vigor及與其一致行動人士屆時須提出強制全面收購建議，收購彼等未擁有之全部股份。

於二零零八年十一月二十六日，Vigor已根據收購守則第26條豁免規定附註1向執行理事申請清洗豁免。執行理事已表示會批准授出清洗豁免，惟須獲獨立股東在股東特別大會以投票方式通過方可作實。誠如董事會函件所述，包銷協議之條件包括（其中包括）取得清洗豁免及有關清洗豁免的決議案在股東特別大會批准。如清洗豁免未取得或未獲獨立股東批准件，則包銷協議不會成為無條件而供股及配售不會進行。因此，　貴公司不會獲得預期供股所得一切利益，包括但不限於失去可提高　貴集團資本基礎及財務狀況及用作日後商機出現時發展資金的供股所得款項淨額。

VII. 包銷安排

供股由Vigor全數包銷，並須遵守包銷協議之條款及條件。根據包銷協議，Vigor須認購不超過203,060,976股股份，為合資格股東不認購的股份。

吾等已審核包銷協議並留意，該協議所訂之主要條款大致符合一般商業條款，惟包銷商不會收取任何包銷佣金除外。

吾等從於最後交易日前六個月期間內透過供股或公開發售籌資之20家於聯交所上市公司刊發之公佈知悉，該等供股或公開發售之包銷商一般根據不同市況及供股條款按籌集資金2.5%收取包銷佣金。

吾等認為，Vigor透過包銷協議的承諾增加其於　貴公司的權益，表明其以控股股東之身份對　貴公司之承諾。這有助於增強　貴集團與銀行及業務夥伴以及客戶的業務關係，並提升他們對　貴集團的信心。吾等同意董事的觀點，即在當前市場不穩的情況下，　貴集團在可預見未來將持續面臨艱難環境。Vigor進行包銷表明其對　貴公司及　貴公司管理層的全力支持。

鑒於供股由Vigor全數包銷，而不會收取任何包銷佣金，且Vigor作為包銷商參與，對　貴集團而言具成本效益，吾等認為Vigor已表明以控股股東之身份進一步支持　貴公司之財務狀況。吾等認為，供股項下之包銷安排及包銷協議之主要條款屬公平合理，符合　貴公司及獨立股東之整體利益。

包銷協議之條款，包括包銷協議之終止及包銷協議之條件，均載列於董事會函件。

b. ***流動資金***

誠如　貴公司截至二零零八年六月三十日止期間之中期報告所載，　貴集團未經審核銀行及現金結餘約為48,800,000港元。緊隨供股及配售完成後，　貴公司將因供股籌集所得款項淨額約107,200,000港元（假設於記錄日期或之前並無尚未行使認股權證獲行使）或約129,300,000港元（假設於記錄日期或之前全部尚未行使認股權證獲行使），並因配售籌集所得款項淨額約291,000,000港元。因此，於供股及配售完成後，預期　貴公司現金狀況、流動資產淨額及流動比率將會改善。

c. ***負債資本比率***

根據　貴公司截至二零零八年六月三十日止六個月期間之中期報告，　貴集團負債資本比率（以扣除銀行結餘及現金的借貸淨值除股東資金計算）約為41.4%。於供股完成後，　貴集團有形資產淨值將因發行供股股份增加。因此，預期　貴集團於供股完成後之負債資本比率將會改善。假設配售所得款項淨額將用於償還短期借貸，則配售完成後不會對　貴集團負債資本比率產生影響，直至可換股債券獲得兑換。

鑒於以上所述，供股及配售於供股及發行兑換股份完成後將在流動資金、有形資產淨值及負債資本比率方面對　貴集團之財務狀況產生整體正面影響。就此而言，吾等認為，供股及配售符合　貴公司及股東之整體利益。

(iii) 董事認為，於現行經濟環境及資本市場環境下，供股及配售是　貴公司此時可籌集長期資金的最佳融資方法；

(iv) 就削減　貴公司負債而言，建議供股是　貴公司籌集資金之最節約方案之一；及

(v) 供股致力於對股東股權的攤薄影響最小化，亦提供股東參與　貴集團融資之機會，從而受益於　貴集團的增長，

吾等認為潛在攤薄影響合理。

股東亦請注意於董事會函件內披露之有關因行使可換股債券所附兑換權而對股東股權日後攤薄的攤薄水平及兑換詳情。

VI. 供股及配售之財務影響

a. 有形資產淨值

誠如通函附錄二「未經審核備考經調整綜合有形資產淨值報表」一段所披露，根據二零零八年六月三十日股東應佔未經審核綜合經調整有形資產淨值約2,049,400,000港元及估計最少供股所得款項淨額約107,200,000港元計算，於供股完成後，二零零八年六月三十日股東應佔未經審核備考經調整綜合有形資產淨值將增加至約2,156,700,000港元。

然而，由於認購價每股供股股份0.40港元低於現有每股有形資產淨值，故預期供股完成將減少　貴集團每股有形資產淨值。

所有合資格股東均可認購供股股份。認購供股項下全部暫定配額的合資格股東，當供股完成時所佔 貴公司的股權會維持不變。不行使權利全數認購供股股份的合資格股東，當供股完成時且假設認股權證全數行使並按全數兑換可換股債券的基準，其股權將會最多攤薄約68.8%，實際攤薄程度視乎所認購暫定配額的數額而定。然而，合資格股東將可於聯交所轉讓或出售彼等全部或部份未繳股款供股股份，並收取現金代價，惟有人願意購買該等未繳股款供股股份。

供股完成後且假設認股權證全數行使，Vigor仍會是 貴公司的控權股東。倘若並無合資格股東願意認購有關數目供股股份的暫定配額，則Vigor將擁有 貴公司經供股完成擴大之已發行股本約69.31%，或 貴公司經供股完成且可換股債券全數行使後擴大之已發行股本約43.20%。

假設合資格股東並無全數認購供股股份之暫定配額，則彼等於 貴公司的持股量將會攤薄。然而，根據供股，所有合資格股東應公平對待，並可根據彼等於 貴公司的持股量公開認購供股股份。實際上，根據供股，願意認購暫定配額以外之額外供股股份的合資格股東均可認購額外供股股份。

計及上述因素，尤其是以下各項：

(i) 貴集團於截至二零零八年六月三十日止期間處於虧損狀況；

(ii) 發行供股股份及發行可換股債券項下的兑換股份將擴大並增強 貴公司資本基礎及改善 貴集團整體有形資產淨值狀況及負債資本比率狀況；

情況二

假設於記錄日期或之前全部尚未行使認股權證獲行使：

	於最後可行日期		緊隨供股完成後假設所有股東認購其全部暫定配額(附註1)		緊隨供股完成後假設並無股東認購其暫定配額(附註2)		緊隨供股完成後假設並無股東認購其暫定配額及可換股債券獲悉數兌換	
	股份數目	股權(%)	股份數目	股權(%)	股份數目	股權(%)	股份數目	股權(%)
Vigor及與其一致行動人士	106,484,400	38.63	212,562,560	38.62	458,623,536	69.31	458,623,536	43.20
承配人	-	-	-	-	-	-	400,000,000	37.68 (附註3)
公眾股東	169,138,094	61.37	406,121,952	61.38	203,060,976	30.69	203,060,976	19.12 (附註3)
總計	275,622,494	100.00	661,684,512	100.00	661,684,512	100.00	1,061,684,512	100.00

附註：

1. 設所有股東及認股權證持有人悉數認購彼等各自之暫定供股股份配額。

2. 假設(i)並無股東（Vigor認購暫定獲配發之供股股份及因其所持認股權證獲行使而獲配發之任何額外供股股份除外）認購任何暫定供股股份配額；及(ii)所有股東及認股權證持有人（Vigor除外）之暫定供股股份配額均由Vigor根據包銷協議認購。

3. 在兌換可換股債券導致 貴公司不能維持25%之公眾持股量之情況下，Vigor已承諾於配發及發行兌換股份前減配其股份或促使減配股份，以根據上市規則第13.32(1)條於其後維持25%之公眾持股量。可換股債券債券規定， 貴公司須遵守並促使遵守上市規則、聯交所或任何其他主管部門（香港或其他地區）就發行兌換股份、批准發行可換股債券或批准兌換股份於聯交所上市及買賣而施加之所有條件，並持續遵守有關規定，因此， 貴公司不得從事或導致從事任何違反可換股債券本條款之事宜。

V. 對獨立股東股權之潛在攤薄影響

貴公司因供股及配售而出現之股權架構變動載列如下：

情況一

假設於記錄日期或之前並無尚未行使認股權證獲行使：

	於最後可行日期		緊隨供股完成後假設所有股東認購其全部暫定配額(附註1)		緊隨供股完成後假設並無股東認購其暫定配額(附註2)		緊隨供股完成後假設並無股東認購其暫定配額及可換股債券獲悉數兌換	
	股份數目	*股權 (%)*	*股份數目*	*股權 (%)*	*股份數目*	*股權 (%)*	*股份數目*	*股權 (%)*
Vigor及與其一致行動人士	106,484,400	38.63	212,968,800	38.63	382,106,894	69.32	382,106,894	40.17
承配人	–	–	–	–	–	–	400,000,000	42.05
公眾股東	169,138,094	61.37	338,276,188	61.37	169,138,094	30.68	169,138,094	17.78
總計	275,622,494	100.00	551,244,988	100.00	551,244,988	100.00	951,244,988	100.00

附註：

1. 假設所有股東悉數認購彼等各自之暫定供股股份配額。

2. 假設(i)並無股東（Vigor認購暫定獲配發之供股股份除外）認購任何暫定供股股份配額；及(ii)所有股東（Vigor除外）之暫定供股股份配額均由Vigor根據包銷協議認購。

2. 認購價之比較

誠如上文圖I所示，回顧期間股份收市價高於認購價。吾等發現，發行人以當前股份價格較低之折讓發售供股股份，以激勵合資格股東及包銷商參與該供股屬正常現象。

為評估認購價的公平性及合理性，吾等曾嘗試將主要業務及財務狀況與 貴公司相若的其他聯交所主板上市公司之市價進行比較。儘管吾等選擇的數間公司之主要業務與 貴公司相似，但該等公司自身各具獨特性，故吾等並無充分理由可達致公平比較。此外，吾等進一步嘗試根據已公開之資料選擇20間於最後交易日前六個月內曾透過供股或與供股非常類似之公開發售籌資之聯交所上市公司，藉此為獨立股東提供參照，以根據二零零八年下半年在信貸危機及金融海嘯下之現行市場狀況考慮認購價。吾等已審核該等公司之年度報告，但發現該等公司的業務與 貴公司並非完全相似。吾等認為，在此呈列該等公司進行比較並無法為獨立股東提供具代表性及全面之資料。然而，請股東注意，儘管上市公司各不相同，但根據一般市場慣例，供股及公開發售的定價會較有關股份市價有折讓，以吸引其股東認購。此外，於有關時間之市場情緒及狀況亦在認購價的釐定中起關鍵作用。

鑒於(i)認購價乃 貴公司與包銷商計及股份於現行市況之市價及股份交易稀少經公平磋商而釐定；(ii)所有合資格股東均獲平等機會參與供股及以相同價格全數認購其暫定配額；及(iii)認購價以較低折讓定價可吸納合資格股東參與供股，吾等同意董事的觀點，即認購價符合 貴公司之利益，就獨立股東而言屬公平合理。

股份歷史交易量

下表所示為回顧期間股份歷史交易量：

表2：交易量

月份	成交股份總數	交易日數	平均每日交易量	已發行股份數目	佔已發行股份百分比 成交股份總數	佔已發行股份百分比 平均每日交易量
零七年十二月	5,392,180	19	283,799	276,183,547	1.95%	0.10%
零八年一月	7,639,945	22	347,270	276,183,547	2.77%	0.13%
零八年二月	3,340,517	19	175,817	276,183,547	1.21%	0.06%
零八年三月	563,300	19	29,647	276,183,547	0.20%	0.01%
零八年四月	4,025,000	21	191,667	276,183,547	1.46%	0.07%
零八年五月	2,986,777	20	149,339	276,183,547	1.08%	0.05%
零八年六月	2,265,820	20	113,291	275,948,547	0.82%	0.04%
零八年七月	1,285,726	22	58,442	275,948,547	0.47%	0.02%
零八年八月	1,462,880	19	76,994	275,964,162	0.53%	0.03%
零八年九月	3,636,400	21	173,162	275,742,494	1.32%	0.06%
零八年十月	1,568,620	21	74,696	275,622,494	0.57%	0.03%
零八年十一月	938,700	20	46,935	275,622,494	0.34%	0.02%
零八年十二月（直至最後可行日期）	2,545,982	17	149,763	275,622,494	0.92%	0.05%

誠如上文表2所示，吾等注意到回顧期間股份成交平均數目僅為市場已發行股份之小部份。鑒於股份流動性低（平均每日交易介乎約29,647股股份至約347,270股股份，佔回顧期間已發行股份約0.01%至約0.13%），董事認為就股份成交量少而言認購價定於較低水平合理。董事認為認購價將誘使合資格股東認購供股股份。

於回顧期間，股份的最高收市價及最低收市價分別為6.37港元（記錄於二零零七年十二月六日）及0.46港元（記錄於二零零八年十月二十七日）。

認購價較：－

(i) 最後交易日聯交所所報收市價每股股份0.770港元折讓約48.05%；

(ii) 截至及包括最後交易日止五個連續交易日聯交所所報平均收市價每股股份0.792港元折讓約49.49%；

(iii) 截至及包括最後交易日止十個連續交易日平均收市價每股股份0.850港元折讓約52.94%；

(iv) 按最後交易日聯交所所報收市價每股股份0.77港元計算之理論除權價每股股份0.585港元折讓約31.62%；

(v) 二零零七年十二月三十一日之經審核綜合每股股份資產淨值約14.850港元折讓約97.31%；

(vi) 二零零八年六月三十日之未經審核綜合每股股份資產淨值約8.250港元折讓約95.15%；及

(vii) 最後可行日期聯交所所報收市價每股股份約0.590港元折讓約32.20%。

IV. 供股之主要條款

1. 認購價

貴公司建議以供股形式，按每股供股股份0.40港元之價格，按於記錄日期每持有一股現有股份可獲一股供股股份之基準發行不少於275,622,494股供股股份及不多於330,842,256股供股股份，以籌集不少於約110,248,997.60港元及不多於約132,336,902.40港元（未扣除費用），視乎於任何尚未行使認股權證於記錄日期或之前是否將獲行使。

認購價0.40港元乃 貴公司與包銷商按公平基準及參考現時市況下之股份市價後釐定。

股份價格表現

下文圖I顯示自二零零七年十二月三日（即聯交所可供查閱最後12個曆月期間歷史股份收市價報價）至最後可行日期止期間（「回顧期間」）股份每日收市價與認購價的比較：

圖I：股份價格表現


7.500
6.750
6.000
5.250
4.500
3.750
3.000
2.250
1.500
0.750
0.000
港元
38000
36000
34000
32000
30000
28000
26000
24000
22000
20000
18000
16000
14000
12000
10000
認購價：0.40港元
03/12 03/01 04/02 07/03 10/04 14/05 13/06 16/07 15/08 18/09 21/10 20/11 19/12
收市價
二十天平均線
五十天平均線
標普香港大型股指數
停牌

資料來源：聯交所網站(www.hkex.com.hk)

附註： 於並無股份買賣的交易日，收市價相等於前一個股份買賣日期的收市價。

貴公司亦曾考慮以股份配售取代供股集資。但有別於供股能為合資格股東提供平等機會參與　貴公司擴大股本基礎，並同時維持於　貴公司的持股比例，股份配售涉及發行新股份，會攤薄現有股東權益。因此，董事認為股份配售並非取替供股的良策。

供股與配售為互為條件。於供股完成後，　貴公司將籌集約107,248,997.60港元（假設於記錄日期或之前並無尚未行使認股權證獲行使）或約129,336,902.40港元（假設於記錄日期或之前全部尚未行使認股權證悉數獲行使）。如供股及配售均已完成，則　貴公司最多將籌集約398,200,000港元（假設於記錄日期或之前並無尚未行使認股權證獲行使）或約420,300,000港元（假設於記錄日期或之前全部尚未行使認股權證悉數獲行使）。

吾等已與董事討論　貴集團截至二零零八年六月三十日止六個月之過往表現。吾等同意董事之觀點，認為供股及配售是　貴集團於現行經濟環境及資本市場環境下改善其財務狀況之重要方法，有益於並符合　貴公司及股東之整體利益。

經考慮　貴集團現時狀況，加上全體合資格股東具同等機會參與供股及全數認購彼等的暫定配額以維持彼等各自所持　貴公司的權益，吾等認為，供股為　貴集團集資的妥善途徑。

供股與配售為互為條件。於可換股債券兌換後，不論會否攤薄股東於　貴公司的權益，董事向吾等確認，於現行經濟環境及資本市場環境下可換股債券是　貴公司從債權人而非其股東籌集資金的最靈活有效的方法。吾等同意董事的觀點，即供股與配售是現行市況下　貴集團籌集資金最可行的方法。

吾等已查詢 貴集團現有借貸的年期。董事向吾等確認，於二零零八年十月三十一日， 貴集團尚未償還金融機構的借貸約846,500,000港元。所有結欠借貸須於未來12個月償清。負債資本比率(以扣除銀行結餘及現金的借貸淨值除股東資金計算)由二零零七年十二月三十一日約20.5%增至二零零八年六月三十日約41.4%。然而，吾等從 貴公司二零零八年中期報告知悉， 貴集團於二零零八年六月三十日之流動資產約為2,539,100,000港元，主要包括2,241,200,000港元持作買賣投資。於二零零八年六月三十日，銀行結餘及現金僅為約48,800,000港元。供股所得款項淨額有助降低 貴集團的短期借貸比率，改善負債資本比率，及重組 貴公司資本架構。此外，配售所得款項將使 貴集團籌集長期資金(即三年)撥付其短期財務債務。供股及配售有助於提升 貴集團營運資金水平，建立財務基礎以掌握日後投資商機。

吾等認為，供股及配售為 貴集團加強財務狀況、重組資本架構以消除 貴集團短期財務負債及及時把握投資商機之重要方法，以及供股及配售(於兑換可換股債券後)將擴大 貴公司之資本基礎。因此，吾等同意董事之觀點，即供股及配售符合 貴公司及股東之整體利益。

III. 供股及配售以外的途徑

董事表示，彼等曾考慮 貴集團供股以外的其他集資途徑，包括但不限於其他債務融資方法。基於(i) 貴集團於二零零八年六月三十日有未經審核流動負債約1,331,500,000港元；(ii) 貴集團於二零零八年六月三十日的銀行及現金結餘約48,800,000港元；(iii) 貴集團的投資物業及持作待售投資(佔 貴集團於二零零七年六月三十日約1,076,000,000港元非流動資產約25.8%)已抵押作短期信貸的部份擔保；及(iv)於二零零八年十月三十一日有未經審核尚未償還借貸總額約846,500,000港元，董事預期進一步單純債務融資並非是現行市況下集資之可行方案。

於二零零八年六月三十日，　貴集團未經審核流動負債及資產淨值分別約為1,331,500,000港元及2,278,000,000港元。據董事告知，　貴集團資產淨值減少主要是由於上述　貴集團投資組合市場計價公平值變動所致。於二零零八年六月三十日，　貴集團持有可供出售投資之長期投資組合價值約588,200,000港元。鑒於消費者及投資者因擔心環球通貨膨脹而對金融市場信心不足，美國經濟的衰退預兆以及歐洲及中東的地緣政治的緊張局勢等因素帶來的不利影響，全球金融市場前景持續看淡。儘管時局艱難不定，但董事相信在各公司及企業的價值被大幅低估的情況下，會出現可觀的投資機遇。因此，　貴集團致力適時利用投資及業務機遇，提升股東價值。

II. 進行供股、配售之理由及所得款項之用途

董事認為基於近期全球主要金融市場波動不定，籌集其他長期資金加強　貴集團的股本基礎及改善資本架構符合　貴公司利益。

於二零零八年十月三十一日，　貴集團有未償還借貸約846,500,000港元，主要包括須每年續期之金融機構孖展融資。所有未償還借貸均於未來12個月到期。　貴公司將尋求透過延期該等貸款協議以獲得再融資。若未能就該等貸款獲得融資，所得款項淨額將用於償還部份該等未償還貸款。供股及配售所得款項淨額約為398,200,000港元，擬用於償還短期借貸及剩餘款項將於商機出現時用作投資及　貴集團之一般營運資金。吾等曾與董事及　貴公司管理層討論　貴公司的所得款項擬定用途。董事向吾等確認　貴公司目前並無項目投資計劃，其將會繼續在中國、香港及亞太區尋找及物色價值大幅低估的投資及業務商機，以提高　貴公司股東價值。

於二零零七年十二月，　貴公司建議以每股發售股份4.00港元之價格向合資格股東公開發售276,183,547股發售股份，基準為每持有一股股份獲發一股發售股份(「公開發售」)，公開發售按全數包銷基準進行，集資約1,100,000,000港元，並會就每五股發售股份發行兩份認股權證。然而，基於香港市況近期的變化及　貴公司股價大幅波動，包銷商Vigor單獨全權認為公開發售實際上已難以進行，故包銷商於二零零八年二月十一日向　貴公司發出通知終止包銷協議。故此，公開發售及發行認股權證已終止。

截至二零零八年六月三十日止六個月期間之未經審核綜合業績

二零零八年，環球金融市場異常艱難，面對美國樓價持續調整、進一步次級按揭相關撇賬、信貸緊縮、石油及食品價格高企，以及美國經濟放緩的種種憂慮。於二零零八年八月四日，　貴公司宣佈，預期　貴集團截至二零零八年六月三十日止六個月將錄得巨額虧損，而　貴集團截至二零零七年六月三十日止同期則錄得溢利，這主要是由於　金融市場全面蕭條導致　貴集團持作買賣投資之未變現虧損所致。

於截至二零零八年六月三十日止六個月，　貴集團未經審核收入錄得約183,400,000港元，較二零零七年同期錄得之約1,115,700,000港元減少約83.6%。於截至二零零八年六月三十日止六個月，股東應佔未經審核虧損約為1,528,600,000港元，二零零七年同期則錄得溢利淨額約528,400,000港元。該等虧損主要是由於1,504,100,000港元投資之虧損淨額所致。由於　貴集團投資組合之表現按市場計價會計標準計量，故期內產生大額根據持作買賣投資公平值變動計算的未變現虧損。

截至二零零七年十二月三十一日止年度之經審核綜合業績

於截至二零零七年十二月三十一日止財政年度， 貴集團收入錄得約2,289,400,000港元，按年度增長約96.9%。於截至二零零七年十二月三十一日止財政年度，股東應佔溢利約為1,378,800,000港元，較截至二零零六年十二月三十一日止財政年度錄得之約772,500,000港元按年度增長約78.5%。該等顯著增長主要歸因於1,560,900,000港元投資之溢利淨額，其中包括1,259,500,000港元持作買賣投資按公允值變動產生之未變現收益及36,500,000港元上市投資之股息收入。然而，由於次級按揭拖欠的連鎖效應引發美國市場流動資金緊拙、經濟增長放緩甚至衰退等問題已全面影響市場，對美國經濟的憂慮一直困擾投資者情緒。

於二零零七年十二月三十一日， 貴集團經審核流動負債及資產淨值分別約為1,206,900,000港元及4,100,400,000港元。於二零零七年十二月三十一日， 貴集團持有可供出售投資之長期投資組合價值約849,900,000港元。為不斷改善財務表現， 貴集團已進行一系列交易，包括(i)按截至二零零七年六月三十日止期間的中期報告所披露，結束近年持續虧損的流動電話分銷業務；(ii)於二零零七年七月收購上海聯合水泥股份有限公司已發行股本約17%，該公司其後於二零零七年九月訂立有條件協議收購一家在中國從事金礦業務的公司；(iii)於二零零七年七月收購從事銷售印刷電路板的普林電子有限公司已發行股本40%；及(iv)認購SHK Asian Opportunities Fund的有限責任合夥權益，最高出資20,000,000美元（約等於156,000,000港元）。

於二零零五年十二月三十一日， 貴集團經審核流動負債及資產淨值分別約為149,200,000港元及1,284,900,000港元。於二零零五年十二月三十一日， 貴集團持有可供出售投資之長期投資組合價值約171,600,000港元。為了提高快速回應新市場狀況之能力， 貴集團在挑選供應商及分銷策略時均採取極為審慎之態度，並且採用嚴格之存貨控制政策。 貴公司積極開拓及建立新業務夥伴關係，以尋求新收入來源。於二零零五年第四季， 貴集團成功取得BenQ產品之分銷代理權，該公司於收購西門子電話後已躍居成為全球第五大流動電話生產商。年內， 貴集團收購深圳市天利安實業發展有限公司已發行股本75%權益，該公司於中國深圳持有一幅面積約5,241.3平方米之土地。

截至二零零六年十二月三十一日止年度之經審核綜合業績

於截至二零零六年十二月三十一日止財政年度， 貴集團收入錄得約1,162,700,000港元，較二零零五年錄得之約223,100,000港元增長約421.2%。於截至二零零六年十二月三十一日止財政年度，股東應佔溢利約為772,500,000港元，較截至二零零五年十二月三十一日止財政年度錄得之約104,500,000港元按年度增長約639.1%。該等積極業績主要是由於 貴集團證券買賣及投資業務大幅增長所致。

於二零零六年十二月三十一日， 貴集團經審核流動負債及資產淨值分別約為332,600,000港元及2,399,000,000港元。於二零零六年十二月三十一日， 貴集團持有可供出售投資之長期投資組合價值約557,400,000港元。由於股市交投暢旺， 貴集團出售其部份上市股份買賣組合（包括天安中國投資有限公司、Mulpa International Limited及Mount Gibson Iron Limited之股份及其於深圳市天利安實業發展有限公司75%股本權益）。此外， 貴集團已認購聯合地產（香港）有限公司發行之可換股債券。

表1：　貴集團財務摘要

	截至以下日期止年度			截至二零零八年六月三十日止六個月
	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年十二月三十一日	
	千港元	*千港元*	*千港元*	*千港元*
收入	223,086	1,162,742	2,289,440	183,362
股東應佔溢利／(虧損)	104,511	772,468	1,378,824	(1,528,615)

	於			於
	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年十二月三十一日	二零零八年六月三十日
	千港元	*千港元*	*千港元*	*千港元*
非流動資產	449,272	703,202	1,333,942	1,076,004
流動資產	1,007,039	2,045,256	3,977,309	2,539,086
流動負債	149,190	332,564	1,206,932	1,331,512
資產淨值	1,284,932	2,399,047	4,100,447	2,277,951
可供出售投資(非流動部份)	171,633	557,375	849,923	588,245

截至二零零五年十二月三十一日止年度之經審核綜合業績

於截至二零零五年十二月三十一日止財政年度，　貴集團收入錄得約223,100,000港元，較二零零四年錄得之約847,500,000港元減少約73.7%。於截至二零零五年十二月三十一日止財政年度，股東應佔溢利約為104,500,000港元，較截至二零零四年十二月三十一日止財政年度錄得之約203,300,000港元減少約48.6%。該等減幅主要是由於(i)市場波動導致證券買賣減少，及(ii)市場激烈競爭導致流動電話分銷活動減少所致。2G流動電話市場之競爭進一步白熱化，主要由於各大小市場參與者紛紛展開割價競爭、3G流動電話逐漸普及所產生之影響，再加上各電訊服務供應商積極推出各項極具吸引力之宣傳計劃所致。

全體董事共同及個別就通函所載資料的準確性承擔全部責任，經作出一切合理查詢後，就彼等所知及所信，彼等確認通函所發表的意見已經審慎周詳考慮，而通函並無任何遺漏致使通函任何陳述在重大方面有所誤導。吾等假設通函所載或所述的一切資料、意見及聲明的重大內容截至本通函日期均為真實、準確及完備，可作為吾等意見的根據。吾等認為已獲得並且已審閱現時所有可供參閱的資料及文件，使吾等可就供股及清洗豁免的條款及理由達致知情觀點，且足以信賴通函所載資料準確，可作為吾等的意見的合理根據。吾等無理由懷疑董事或　貴公司管理層隱瞞任何重要資料，或任何重要資料屬誤導、失實或不確。然而，吾等並無就此進行任何獨立詳盡調查或審核　貴集團的業務、事務或前景。吾等的意見必須基於最後可行日期有效的財務、經濟、市場及其他狀況以及吾等所獲的資料。

供股及清洗豁免的主要考慮因素及理由

在達成吾等有關供股及清洗豁免的意見及推薦建議時，吾等曾考慮以下主要因素及理由：

I. 貴集團的背景資料及前景

貴公司為於百慕達註冊成立的有限公司，股份於聯交所主板上市。　貴公司的主要業務為投資控股，透過附屬公司從事買賣及投資證券、提供金融服務、物業投資及策略投資。以下為　貴集團截至二零零七年十二月三十一日止三個年度及截至二零零八年六月三十日止六個月之財務業績概要。

基於上文所述及基於Vigor擁有包銷協議的利益，Vigor、其一致行動人士、彼等各自之聯繫人及該等於包銷協議及／或其項下擬進行之交易中擁有權益或參與其中之人士不得在股東特別大會就批准供股及清洗豁免等相關決議案投票。除Vigor負責包銷供股項下之供股股份外， 貴公司與Vigor並無就股份或Vigor的股份作出對供股及清洗豁免而言屬重大的其他安排(不論透過購股權、彌償保證或其他方式)。

貴公司會徵求股東及獨立股東授出特別授權，以分別配發及發行供股股份及於兌換可換股債券時配發及發行兌換股份。

貴公司已成立由全體獨立非執行董事勞偉安先生、劉紹基先生及張健先生組成的獨立董事委員會，以考慮供股及清洗豁免之條款，並向獨立股東提出意見及作出推薦建議。獨立董事委員會各成員已確認彼等在相關交易中並無利益衝突，故具備擔任獨立董事委員會成員之資格。

貴公司已委任亞洲資產管理，就供股及清洗豁免之條款是否公平合理、是否符合 貴公司及股東之整體利益向獨立董事委員會及獨立股東提供意見，並就有關供股及清洗豁免如何投票向獨立股東提供意見。

吾等意見之基準

吾等達成意見及建議時，曾考慮(包括)通函及與 貴集團有關的財務資料。吾等亦曾考慮 貴公司管理層所提供有關 貴集團的經營、財務狀況及前景的若干資料。吾等亦已(i)考慮吾等認為相關的其他資料、分析及市場數據；及(ii)與 貴公司管理層討論 貴集團的財務、業務及未來前景。吾等假設所獲有關資料、陳述及聲明的所有重大內容截至本函件日期均為真實、準確及完備，而吾等的意見乃基於有關資料。

供股將由控股股東Vigor按包銷協議之條款及條件全數包銷。於包銷協議日期，Vigor持有106,484,400股股份（約佔 貴公司已發行股本38.63%）及21,296,880份認股權證。根據不可撤回承諾，Vigor已不可撤回地承諾承銷彼於供股項下之全部暫定配額（即106,484,400股供股股份）及其因行使其持有之認股權證而有權獲取之任何其他供股股份（即21,296,880股供股股份）。如Vigor須根據包銷協議承銷全部包銷股份，則Vigor將持有382,106,894股股份，佔 貴公司經發行供股股份擴大之已發行股本約69.32%（假設於記錄日期或之前並無尚未行使認股權證獲行使）或458,623,536股股份，佔 貴公司經發行供股股份及因行使認股權證而配發及發行股份擴大之已發行股本約69.31%（假設於記錄日期或之前認股權證悉數獲行使）。

基於上文所述及根據收購守則第26條，Vigor及與其一致行動人士屆時須提出強制全面收購建議，收購Vigor及與其一致行動人士未擁有的所有 貴公司已發行股份。

於二零零八年十一月二十六日，Vigor已根據收購守則第26條豁免規定附註1向執行理事申請清洗豁免。執行理事已表示會批准授出清洗豁免，惟須獲獨立股東在股東特別大會以投票方式通過方可作實。包銷協議的條件包括取得清洗豁免。如清洗豁免未獲執行理事授出或未獲獨立股東批准件，則包銷協議不會成為無條件而供股不會進行。

此外，於完成後供股將增加 貴公司已發行股本50%以上，故供股須經股東於股東大會上透過決議案批准方可作實，根據上市規則第7.19(6)條，屆時任何控股股東及彼等聯繫人須於會上就該決議案放棄投贊成票。

於二零零八年十二月一日，　貴公司宣佈（其中包括），建議以供股形式，按每股供股股份0.40港元之價格，按於記錄日期每持有一股現有股份可獲一股供股股份之基準發行不少於275,622,494股供股股份及不多於330,842,256股供股股份，以籌集不少於約110,248,997.60港元及不多於約132,336,902.40港元（未扣除費用）。根據供股，合資格股東於記錄日期每持有一股現有股份，將暫定獲配發一股未繳股款供股股份。於最後可行日期，　貴公司尚有55,219,762份可賦予其持有人認購55,219,762股股份之認股權證。供股所得款項淨額估計約為107,248,997.60港元（假設於記錄日期或之前並無尚未行使認股權證獲行使）或約129,336,902.40港元（假設於記錄日期或之前全部尚未行使認股權證悉數獲行使），該等款項擬用於償還短期借貸（其中包括有抵押計息證券孖展融資）及剩餘款項將於商機出現時用作投資及　貴集團之一般營運資金。於最後可行日期，　貴公司已發行股本為275,622,494股股份。

於二零零八年十一月二十三日，　貴公司與配售代理訂立配售協議，據此，　貴公司有條件地同意透過配售代理以全數包銷基準向不少於六名承配人（彼等及其最終實益擁有人均為獨立第三方）配售最多300,000,000港元可按兌換價兌換為股份之可換股債券。配售所得款項最多為300,000,000港元，擬用於償還短期借貸（其中包括有抵押計息證券孖展融資）及剩餘款項將於商機出現時用作投資及　貴集團之一般營運資金。

誠如董事會函件所載，根據上市規則之規定，發行供股股份及兌換股份之特別授權須經（其中包括）股東及獨立股東分別在股東特別大會上批准。供股及配售須待董事會函件所載條件達成後，方可作實。配售與供股之完成為互為條件。

以下為亞洲資產管理有限公司(「亞洲資產管理」)就供股及清洗豁免致獨立董事委員會之函件全文,以供載入本通函。



投亞
資洲

亞洲資產管理
ASIA INVESTMENT MANAGEMENT

亞洲資產管理有限公司
香港銅鑼灣
禮頓道21-23號
均峰商業大廈14樓B室

敬啟者:

(1) 建議按於記錄日期每持有一股現有股份(「股份」)
可獲一股供股股份之基準
供股發行不少於275,622,494股及不多於330,842,256股
每股0.40港元之供股股份(「供股股份」)
(「供股」)

(2) 根據特別授權(「特別授權」)配售9%
於二零一二年到期之可換股債券(「可換股債券」)
(「配售」)

及

(3) 申請清洗豁免

緒言

吾等獲委任為獨立財務顧問,就供股及清洗豁免向獨立董事委員會與獨立股東提供意見,有關詳情載於 貴公司於二零零八年十二月三十一日向股東刊發載有本函件的通函(「通函」)的董事會函件(「董事會函件」)。除文義另有所指外,通函已界定的詞語在本函件中具相同涵義。

經考慮本通函第40頁至64頁所載亞洲資產管理有限公司意見函件所述曾考慮之主要因素、理由及提出之意見後，吾等認為供股之條款及清洗豁免公平合理，符合本公司及獨立股東之整體利益。因此，吾等建議獨立股東投票贊成於股東特別大會提呈批准供股及清洗豁免之普通決議案。

列位獨立股東 台照

中國網絡資本有限公司獨立董事委員會

獨立非執行董事
勞偉安先生

獨立非執行董事
劉紹基先生

獨立非執行董事
張健先生

謹啟

二零零八年十二月三十一日



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:00383)

敬啟者:

建議按於記錄日期每持有一股現有股份可獲一股供股股份之基準
供股發行不少於275,622,494股及不多於330,842,256股
每股0.40港元之供股股份
及
申請清洗豁免

謹請參閱載於日期為二零零八年十二月三十一日之通函(「通函」)第9頁至37頁之董事會函件,本函件為通函一部份。除另有指明外,通函已界定之詞語在本函件中具有相同涵義。

吾等獲委任為獨立董事委員會委員,以考慮供股及清洗豁免,並就其是否公平合理,及於股東特別大會上投票贊成批准有關供股及清洗豁免之普通決議案是否符合獨立股東利益提供意見。亞洲資產管理有限公司獲委任為獨立財務顧問,就以上事項向本公司獨立董事委員會及獨立股東提供意見。

務請　閣下垂注載於本通函之董事會函件及亞洲資產管理有限公司致獨立董事委員會及獨立股東有關供股及清洗豁免之意見函件。

* *中文名稱僅供識別*

董事認為供股之條款及條件、清洗豁免、配售及建議授出配發及發行供股股份及於兑換可換股債券時配發及發行兑換股份之特別授權屬公平合理且符合本公司及股東之整體利益。因此，董事建議股東投票贊成將於股東特別大會提呈批准供股、清洗豁免、配售及授出配發及發行供股股份及兑換股份之特別授權之普通決議案。

其他資料

閣下亦務請注意本通函附錄所載之其他資料。

列位合資格股東及
(僅供參考)除外股東及認股權證持有人 台照

承董事會命
中國網絡資本有限公司
主席
莊舜而

二零零八年十二月三十一日

(iii) 一名或多名佔所有可於大會上投票股東總投票權不少於十分之一且親身出席之股東(倘股東為公司,則其正式授權代表)或其受委代表;或

(iv) 一名或多名持有可在大會投票之本公司股份佔所有可於大會投票股份之已繳股本總額不少於十分之一而親身出席之股東(倘股東為公司,則其正式授權代表)或其受委代表。

推薦建議

就供股及清洗豁免而言,亞洲資產管理有限公司(獲獨立董事委員會批准並委任為獨立財務顧問,以就供股及清洗豁免項下擬進行之交易向獨立董事委員會及獨立股東提供意見)認為,供股及清洗豁免項下擬進行之交易之條款對獨立股東而言公平合理,並符合本公司及股東之整體利益。

獨立董事委員會經考慮亞洲資產管理有限公司提供之意見後,認為供股及清洗豁免項下擬進行之交易之條款對獨立股東而言公平合理。

因此,獨立董事委員會建議獨立股東投票贊成將於股東特別大會提呈以尋求批准供股及清洗豁免之決議案。

閣下務請注意載於本通函第38至39頁之獨立董事委員會函件及載於本通函第40至64頁之亞洲資產管理有限公司函件。

董事會鄭重建議獨立股東就股東特別大會上提呈批准供股及清洗豁免之決議案作出決定前,應先細閱該等函件及本通函各附錄。

本集團意向

本集團現任董事之意向是本集團將持續經營其現有業務。Vigor無意對本集團業務作出任何重大變動，亦無意重新部署或出售本集團任何資產，惟在日常業務過程中進行者則除外。Vigor並無意使本集團進一步收購資產。儘管目前市場狀況欠佳，但Vigor無意裁減本集團僱員或提出類似建議。

股東特別大會

有關召開股東特別大會之通告載於本通函第176至179頁。本公司將向股東提呈普通決議案，以考慮並酌情批准有關（其中包括）(i)供股、(ii)清洗豁免、(iii)配售及(iv)授出特別授權以配發及發行供股股份及於兌換可換股債券時配發及發行兌換股份。隨本通函附上股東特別大會適用之代表委任表格。無論　閣下能否出席股東特別大會，務請將隨附之代表委任表格按其印備之指示填妥，並盡快且無論如何於股東特別大會或其任何續會之指定舉行時間48小時前交回本公司過戶處卓佳登捷時有限公司辦理登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會或其任何續會，並於會上投票。

要求進行投票表決之程序

根據公司細則第70條，提呈大會投票表決之決議案須以舉手方式表決，惟（在宣佈舉手投票結果之前或當時，或任何其他進行投票表決之要求被撤銷時）由以下人士要求進行投票表決除外：

(i) 大會主席；或

(ii) 最少三名當時可於大會上投票並親身出席之股東（倘股東為公司，則其正式授權代表）或其受委代表；或

上市規則及收購守則之規定

供股須經執行理事授出清洗豁免，及清洗豁免須經獨立股東在股東特別大會上以投票方式批准。

由於供股將令本公司已發行股份增加逾50%，根據上市規則第7.19(6)(a)條，供股須經獨立股東在股東特別大會批准，且任何控股股東(即Vigor及其聯繫人)須在股東特別大會放棄表決贊成批准供股、清洗豁免及授出配發及發行供股股份之特別授權之決議案。

Vigor、與其一致行動人士、其聯繫人以及該等於包銷協議及／或其項下擬進行之交易擁有權益或參與其中之人士將在股東特別大會就批准供股、清洗豁免及授出配發及發行供股股份之特別授權之決議案放棄投票。

本公司已成立由勞偉安先生、劉紹基先生及張健先生組成之獨立董事委員會，以考慮供股之條款及清洗豁免，並向獨立股東作出推薦建議。本公司已委任獨立財務顧問，就供股之條款及條件及清洗豁免項下擬進行之交易是否公平合理，向獨立董事委員會提供意見。

於獨立股東在股東特別大會上批准供股、清洗豁免及授出配發及發行供股股份之特別授權，以及股東在股東特別大會上批准配售及授出配發及發行兌換股份之特別授權後，本公司將會向聯交所申請未繳股款供股股份、供股股份及兌換股份上市及買賣。

根據收購守則第26條，Vigor及與其一致行動人士須提出強制全面收購建議，收購彼等未擁有或未同意收購之全部已發行股份。Vigor及與其一致行動人士已向執行理事申請清洗豁免，如獲得批准，亦須經獨立股東以投票方式批准。倘若獲得清洗豁免且經獨立股東以投票方式批准，則可豁免Vigor及與其一致行動人士根據收購守則第26條規定強制全面收購建議之責任。供股須待（其中包括）執行理事授出清洗豁免後，方告完成，且此條件不得豁免。因此，如未獲得清洗豁免，則供股將失效且不會進行。由於供股未必會進行，惟於有關條件達成後方會進行，投資者於買賣股份及認股權證時務請審慎行事。本公司將於適當時就供股另行刊發公佈。

股東及投資者謹請留意，在供股完成後，Vigor（作為包銷商）與其一致行動人士將合共持有本公司投票權超過50%，及Vigor與其一致行動人士或會增加其股權而毋須根據收購守則第26條進一步作出強制性全面收購。

除配售協議及Vigor於包銷協議項下之包銷安排外，概無就Vigor之股份或股份訂立任何對供股而言屬重大而須根據收購守則第22條附註8予以披露之安排（不論透過購股權、彌償保證或其他方式）。Vigor並無訂立有關其未必援用或尋求援用供股之前條件或條件之情況之協議或安排。Vigor或與其一致行動人士概無借入或借出本公司任何證券。

建議授出配發及發行股份之特別授權

本公司將根據供股發行供股股份及於兌換可換債券時發行兌換股份。供股股份及兌換股份將與當時全部已發行股份享有同等權利。

本公司會徵求獨立股東授出配發及發行供股股份之特別授權，並徵求股東授出配發及發行兌換股份之特別授權。

本公司將於二零零九年一月十九日(星期一)向所有合資格股東寄發章程文件。

進行供股之理由及所得款項之用途

董事認為供股是本集團籌集長期資金及重組其資本架構之良機。

供股所得款項淨額估計約為107,248,997.6港元(假設於記錄日期或之前並無尚未行使認股權證獲行使),該等款項擬用於償還短期借貸(包括(其中包括)有抵押計息證券孖展融資)及剩餘款項將於商機出現時用作投資及本集團之一般營運資金。供股費用估計約為3,000,000港元,就供股應付予本公司之專家及顧問。

認股權證之調整

根據設立認股權證之文據之條款,於供股及配售完成時,已授出認股權證之行使價或數目或須予以調整。在必要情況下,該等調整將載於本公司有關供股接納結果及配售結果之公佈,並將由本公司核數師審閱及確認。

申請清洗豁免

假設Vigor已根據包銷協議承購包銷承諾涉及之169,138,094股供股股份(假設於記錄日期或之前並無認股權證所附認購權獲行使),則Vigor及與其一致行動人士合共持股量將由本公司現有已發行股本約38.63%增加至本公司經發行供股股份擴大之已發行股本551,244,988股股份之69.32%。假設Vigor已根據包銷協議承購包銷承諾涉及之最多203,060,976股供股股份(假設於記錄日期或之前認股權證所附認購權悉數獲行使),則Vigor及與其一致行動人士合共持股量將由本公司現有已發行股本約38.63%增加至本公司經供股擴大之已發行股本661,684,512股股份約69.31%。

本公司於有關公佈日期前六個月之股份買賣

本公司於有關公佈前六個月直至及包括最後可行日期期間透過聯交所場內交易以總購買價1,377,680港元合共購回578,000股股份，最近一次之回購活動於二零零八年十月二十三日進行，以總代價70,000港元購回100,000股股份。本公司已就購回股份向聯交所申報，購回股份已註銷，本公司已發行股本面值亦相應減少。

本公司於過去六個月購回股份乃根據股東批准之一般授權進行，以增加本集團每股資產淨值及每股盈利，對股東整體有利。

本公司已向執行理事申請裁定就收購守則附表六第3(a)段而言，本公司於有關公佈日期前六個月購回本公司股份並不構成不合資格交易。

本公司於有關公佈日期前六個月所作之購回導致Vigor於本公司之股權權益按比例由38.56%增至38.63%。除上文所述者外，Vigor或其一致行動人士概無於有關公佈日期前六個月直至及包括最後可行日期期間買賣本公司證券以獲取價值。

買賣股份、認股權證及未繳股款供股股份之風險警告

現有股份將自二零零九年一月九日（星期五）起以除權方式買賣。供股股份將自二零零九年一月二十一日（星期三）至二零零九年二月二日（星期一）（包括首尾兩日）以未繳股款方式買賣。倘若Vigor於二零零九年二月九日（星期一）下午四時正（或包銷商與本公司議定之其他較遲日期）之前終止包銷協議（見上文「包銷協議之終止」分節），或供股之條件未能達成或獲豁免（如適當），則供股將不會進行。

自有關公佈日期至供股之所有條件達成或獲豁免（如適當）之日買賣認股權證，以及自二零零九年一月二十一日（星期三）至二零零九年二月二日（星期一）（包括首尾兩日）買賣任何未繳股款供股股份，均將承擔供股未必成為無條件或未必會進行之風險。建議擬買賣股份、認股權證或未繳股款供股股份之任何股東或其他人士，應諮詢彼等之專業顧問。

情況二

假設於記錄日期或之前全部尚未行使認股權證獲行使：

	於最後可行日期		緊隨供股完成後（按附註1所述之假設）		緊隨供股完成後（按附註2所述之假設）		緊隨供股完成後（按附註2所述之假設）並假設可換股債券悉數獲兌換	
	股份數目	*%*	*股份數目*	*%*	*股份數目*	*%*	*股份數目*	*%*
Vigor	106,484,400	38.63	255,562,560	38.62	458,623,536	69.31	458,623,536	43.20
承配人	–	–	–	–	–	–	400,000,000	37.68 *附註3*
公眾	169,138,094	61.37	406,121,952	61.38	203,060,976	30.69	203,060,976	19.12 *附註3*
總計	275,622,494	100.00	661,684,512	100.00	661,684,512	100.00	1,061,684,512	100.00

附註：

1. 設所有股東及認股權證持有人悉數認購彼等各自之暫定供股股份配額。

2. 假設(i)並無股東（Vigor認購暫定獲配發之供股股份及因其所持認股權證獲行使而獲配發之任何額外供股股份除外）認購任何暫定供股股份配額；及(ii)所有股東及認股權證持有人（Vigor除外）之暫定供股股份配額均由Vigor根據包銷協議認購。

3. 在兌換可換股債券導致本公司不能維持25%之公眾持股量之情況下，Vigor已承諾於配發及發行兌換股份前減配其股份或促使減配股份，以根據上市規則第13.32(1)條於其後維持25%之公眾持股量。債券規定，本公司須遵守並促使遵守上市規則、聯交所或任何其他主管部門（香港或其他地區）就發行兌換股份、批准發行債券或批准兌換股份於聯交所上市及買賣而施加之所有條件，並持續遵守有關規定，因此，本公司不得從事或導致從事任何違反可換股債券本條款之事宜。

本公司因供股而出現之股權架構變動

本公司因供股而出現之股權架構變動載列如下：

情況一

假設於記錄日期或之前並無尚未行使認股權證獲行使：

	於最後可行日期		緊隨供股完成後（按附註1所述之假設）		緊隨供股完成後（按附註2所述之假設）	
	股份數目	*%*	*股份數目*	*%*	*股份數目*	*%*
Vigor	106,484,400	38.63	212,968,800	38.63	382,106,894	69.32
公眾	169,138,094	61.37	338,276,188	61.37	169,138,094	30.68
總計	275,622,494	100.00	551,244,988	100.00	551,244,988	100.00

附註：

1. 假設所有股東悉數認購彼等各自之暫定供股股份配額。

2. 假設(i)並無股東（Vigor認購暫定獲配發之供股股份除外）認購任何暫定供股股份配額；及(ii)所有股東（Vigor除外）之暫定供股股份配額均由Vigor根據包銷協議認購。

B. 除每月公佈外，倘因兌換可換股債券而發行之兌換股份累計數目達上一份每月公佈或本公司其後就可換股債券刊發之公佈（視情況而定）所披露本公司已發行股本之5%（及其後該5%限額之倍數），則本公司將於聯交所網站刊登公佈，就上一份每月公佈或本公司其後就可換股債券刊發公佈（視情況而定）之日起，至因兌換所發行兌換股份總數達上一份每月公佈或本公司其後就可換股債券刊發之公佈所披露本公司已發行股本5%當日止期間，載列上文A.項所述之詳情；及

C. 倘本公司認為，發行兌換股份將引發上市規則第13.09條之披露規定，則無論有否如上文A項及B項所述就可換股債券刊發任何公佈，本公司須作出有關披露。

VIGOR、配售代理及本公司資料

Vigor

Vigor為於英屬處女群島註冊成立的有限公司，主要業務為投資控股。

配售代理

配售代理是可從事香港法例第571章證券及期貨條例項下第1類（證券交易）及第6類（就企業融資提供意見）活動之持牌法團。

本公司

本公司為於百慕達註冊成立的有限公司，其股份在聯交所主板上市。

本公司主要業務為投資控股，透過附屬公司經營證券買賣及投資、提供財務服務、物業投資及策略投資。

一般資料

本公司將向聯交所上市委員會申請批准兌換股份上市及買賣。除認股權證外，並無任何其他認股權證、購股權、衍生工具及／或已發行證券附有兌換權或認購權。

經董事作出一切合理查詢後，就彼等所知、所悉及所信，概無股東須於股東特別大會上就建議授出配發及發行兌換股份之特別授權放棄投票，因為概無股東於配售中擁有不同於其他股東之權益。

股權攤薄影響

鑒於日後在可換股債券附帶之轉換權獲行使時將攤薄現有股東權益，本公司將按如下方式不時知會股東有關攤薄水平及兌換之詳情：

A. 本公司將按以下方式，刊發公佈披露兌換可換股債券之一切有關詳情：

本公司將每月在聯交所網站刊登公佈（「每月公佈」）。該公佈將於每個曆月結束後第五個營業日或之前刊登，並將以列表形式載列以下詳情：

(i) 於有關月份有否兌換任何可換股債券。倘有兌換，則列出有關詳情，包括轉換日期、所發行新股份數目及每次兌換之兌換價。倘於有關月份並無兌換，則就此刊發內容相反之聲明；

(ii) 於兌換後，可換股債券之尚未兌換金額（如有）；

(iii) 根據有關月份內其他交易發行之股份總數，包括因本公司任何購股權計劃項下購股權獲行使而發行之股份；及

(iv) 本公司於有關月份開始時及最後一日之已發行股本總數。

對股權結構之影響

假設可換股債券附帶之換股權獲悉數行使，本公司於最後可行日期之股權架構如下：

	於最後可行日期		緊隨可換股債券兌換後	
	股份數目	*%*	*股份數目*	*%*
Vigor及與其一致行動人士	106,484,400	38.63	106,484,400	15.76
承配人	–	–	400,000,000	59.20
公眾	169,138,094	61.37	169,138,094	25.04
總計	275,622,494	100.00	675,622,494	100.00

一般事項

可換股債券規定，本公司須遵守並促使遵守上市規則、聯交所或任何其他主管部門（香港或其他地區）就發行兌換股份、批准發行債券或批准兌換股份於聯交所上市及買賣而施加之所有條件，並持續遵守有關規定，因此，本公司不得從事或導致從事任何違反債券本條款之事宜。

配售之理由及所得款項用途

配售所得款項最多將約為300,000,000港元，擬用於償還短期借貸（包括（其中包括）有抵押計息證券孖展融資，於二零零八年十月三十一日，合共約為846,540,000港元）及剩餘款項將於商機出現時用作投資及本集團之一般營運資金。董事認為配售是本集團籌集長期借款及重組其資本架構之良機。

集資

於緊接最後可行日期前12個月期間，本公司概無進行任何集資活動。

兌換期間

每名可換股債券持有人有權於相關可換股債券發行日期後任何時間，隨時按兌換價將尚未兌換之相關可換股債券之全部或部份本金額兌換成新股份。

地位

兌換股份將於各方面彼此間及與有關配發及發行當日所有其他已發行股份享有同等權益。

贖回

本公司有權於到期日前隨時贖回有關可換股債券全部或任何部份本金額。於到期日前，可換股債券不會應可換股債券持有人的請求予以贖回。

可換股債券之地位

可換股債券構成本公司之一般及無抵押責任，彼此之間地位相等並與本公司所有其他現有及日後之有抵押及附屬責任享有同等權益，惟適用法律之強制條文所訂明之優先責任除外。

將不會就可換股債券提出上市申請。本公司將向聯交所上市委員會申請批准因可換股債券附帶之轉換權獲行使而須予發行之股份上市及買賣。

可轉讓性

可換股債券可自由轉讓（惟向本公司關連人士轉讓除外），惟須遵照可換股債券之條件及上市規則之規定，且可換股債券持有人須就彼等進行之每項轉讓或出讓知會本公司。

投票

可換股債券持有人僅以可換股債券持有人身份無權出席本公司任何會議或於會上投票。

兌換價可就以下各項調整：(i)股份合併、拆細或重新分類；(ii)本公司溢利或儲備撥充資本；(iii)本公司作出之分派；(iv)股份供股或涉及股份之購股權；(v)涉及本公司其他證券之供股；(vi)發行股份或可以低於市價認購或購買股份之證券；(vii)發行其他附帶權利可以低於市價兌換或交換或認購股份(包括修改轉換權)之證券；(viii)向股東提出賦予彼等權利參與彼等可藉此收購證券之安排之其他建議，而經批准之商業銀行或本公司核數師認為此等調整屬公平合理。本公司將於對兌換價作出調整時刊發公佈，而有關調整將由經批准之商業銀行或本公司核數師核實。

兌換

各持有人可將相關可換股債券之全部或部份本金額兌換為新股份，釐定方法為兌換時尚未兌換之相關可換股債券本金額除兌換價。

假設可換股債券所有持有人按兌換價即時悉數行使可換股債券附帶之轉換權，本公司將發行合共400,000,000股兌換股份，約相當於(a)本公司現有已發行股本275,622,494股股份之145.13%；(b)本公司經兌換股份擴大之已發行股本675,622,494股股份之59.20%；(c)本公司經兌換股份及供股擴大之已發行股本951,244,988股股份之42.05%(假設於記錄日期或之前並無尚未行使認股權證獲行使)；及(d)本公司經兌換股份及供股擴大之已發行股本1,061,684,512股股份之37.68%(假設於記錄日期或之前全部尚未行使認股權證獲行使)。兌換股份將根據股東將於股東特別大會授予董事之特別授權配發及發行。

按最後可行日期之收市價每股股份0.590港元計算，兌換股份總數之市值合共為236,000,000港元。

根據可換股債券之條款，若任何債券持有人兌換可換股債券會令致其及與其一致行動人士持有本公司不時之投票權29.9%或以上，則不得兌換，本公司亦不會向其配發及發行任何股份。

配售與供股之完成為互為條件。配售須待配售協議之先決條件達成後，方會完成。由於配售未必會進行，股東及有意投資者於買賣股份及認股權證時務請審慎行事。

鑒於現行經濟形勢及資本市場環境，本集團已考慮其他債務融資及借貸等其他集資方法，並認為獲取長期資金改善其資本架構方屬審慎之舉，因此本公司認為與供股同時進行配售合理。

可換股債券

可換股債券之條款按公平基準商議，其主要條款概述如下：

本金額

300,000,000港元

利息

每年9厘，每半年派息一次。若可換股債券於到期日之前兑換為股份，則須就截至兑換日期止之可換股債券本金額累計及支付利息。

到期日

自發行相關可換股債券當日起計三年。

兑換價

每股股份0.75港元，誠如下文所述，可予調整並受任何攤薄事件（如有）規限。

兑換價0.75港元較(i)最後交易日聯交所所報收市價每股股份0.770港元折讓約2.60%；(ii)截至及包括最後交易日止五個交易日聯交所所報平均收市價每股股份約0.792港元折讓約5.30%；(iii)截至及包括最後交易日止十個交易日聯交所所報平均收市價每股股份0.850港元折讓約11.76%；及(iv)最後可行日期聯交所所報收市價每股股份0.590港元溢價約27.12%。

(ii) 配售代理合理認為，配售將受到以下事項重大及不利影響：

(a) 實施任何新法例或規例或現有法例或規例(或其司法詮釋)出現任何變動，或出現其他任何性質事件，而配售代理合理認為可能對本集團整體業務或財務或經營狀況或前景構成重大不利影響；或

(b) 本地、國家或國際間發生任何政治、軍事、金融、經濟、貨幣(包括香港貨幣據以與美利堅合眾國貨幣掛鉤之制度發生變動)或其他性質(不論是否與上述任何情況同類)之事件或變動(不論是否屬於配售協議日期之前及／或之後發生或持續出現之一連串事件或變動之一部份)，或本地、國家及國際間爆發任何敵對或武裝衝突或衝突升級，或事件足以影響本地證券市場，而配售代理合理認為可能會對本集團整體業務或財務或經營狀況或前景構成重大不利影響；或

(c) 本集團整體業務或財務或經營狀況出現任何重大不利變動；

(iii) 市況出現任何變動(包括但不限於證券買賣暫停或受到嚴重限制)，而配售代理合理認為本公司或配售代理進行配售不宜或不智或不適合。

就董事所知，於最後可行日期並無發生任何上述事宜。

配售之完成

配售協議所載之條件預期將於二零零九年二月十日或本公司與配售代理可能協定之其他日期或之前達成。配售將於配售協議成為無條件後之第二個營業日完成。

兌換價乃本公司與配售代理按公平基準及參考股份現行市價後釐定。董事認為，配售之條款乃根據現行市況按一般商業條款訂立，屬公平合理，且符合本公司及股東之整體利益。

配售之條件

配售須待以下條件達成後，方告完成：

(i) 董事會通過批准發行可換股債券及訂立配售協議之決議案；

(ii) 股東於股東特別大會上批准發行可換股債券及訂立配售協議；

(iii) 聯交所批准兌換股份上市及買賣；

(iv) 百慕達金融管理局批准配發及發行兌換股份（如必要）；及

(v) 包銷協議之條件達成（惟任何有關配售協議成為無條件之條件除外）及包銷協議完成。

於最後可行日期，條件(i)已達成。

終止

如於緊接配售完成日期之前一日下午四時正前任何時間出現以下事項，則配售代理可終止配售協議：

(i) 配售協議所載之任何承諾、保證或聲明在任何重大方面失實或不正確；或

承配人

配售代理同意以全數包銷之基準向不少於六名承配人配售可換股債券。該等配售人及彼等最終實益擁有人將獨立於本公司及其關連人士（定義見上市規則），且並非本公司及其關連人士之關連人士（定義見上市規則）。本公司將於配售完成後另行刊發公佈。

兌換股份

兌換股份約佔(i)本公司現有已發行股本275,622,494股股份之145.13%；(ii)本公司經兌換股份擴大之已發行股本675,622,494股股份之59.20%；(iii)本公司經兌換股份及供股擴大之已發行股本951,244,988股股份之42.05%（假設於記錄日期或之前並無尚未行使認股權證獲行使）；及(iv)本公司經配發及發行兌換股份及供股擴大之已發行股本1,061,684,512股股份之37.68%（假設於記錄日期或之前全部尚未行使認股權證悉數獲行使）。

兌換股份之地位

兌換股份於配發及發行後將與兌換股份配發及發行日期已發行股份在所有方面享有同等權利。

兌換價

兌換價0.75港元較：

(i) 最後交易日聯交所所報收市價每股股份0.770港元折讓約2.60%；

(ii) 截至及包括最後交易日止五個連續交易日聯交所所報平均收市價每股股份0.792港元折讓約5.30%；

(iii) 截至及包括最後交易日止十個連續交易日聯交所所報平均收市價每股股份0.850港元折讓約11.76%；及

(iv) 最後可行日期聯交所所報收市價每股股份0.590港元溢價約27.12%。

包銷商可於最後終止時間前向本公司發出書面通知終止包銷協議。

若於最後終止時間之前出現以下事項，則包銷商可於最後終止時間前向本公司發出書面通知終止包銷協議：

(a) 包銷商得悉包銷協議所載之任何保證或承諾出現任何重大違反；或

(b) 於包銷協議日期後惟於最後終止時間前出現或發生任何事件或事宜，而若該等事件或事宜於包銷協議日期前出現或發生，則會導致包銷協議所載之任何保證在重大方面變得失實或不正確。

根據包銷協議，包銷商已有條件地同意按照包銷協議之條款及條件全數包銷未獲股東認購之供股股份。

配售協議

日期

二零零八年十一月二十三日

有關訂約方

配售代理與本公司

配售代理

配售代理已有條件地同意按全數包銷之基準配售300,000,000港元可換股債券，並將收取配售可換股債券合共金額3%之配售佣金。董事經參考類似交易之現行市場準則後，認為配售佣金屬公平合理。配售代理及其最終實益擁有人均為獨立於本公司及其關連人士（定義見上市規則）之第三方。

倘於上述各自之日期(或本公司與Vigor協定之其他日期)或之前條件尚未達成，則訂約方於包銷協議項下之一切責任及義務即時終止及停止，任何一方不得對另一方提出索償(惟任何先前違反事項除外)。概無條件可以豁免。

包銷協議之終止

倘於最後終止時間下午四時正前，包銷商自行認為：

(a) 供股能否成功進行將受下列事項影響：

(i) 實施任何新法例或規例或現有法例或規例(或其司法詮釋)出現任何變動，或出現其他任何性質事件，而包銷商自行認為可能對本集團整體業務或財務或經營狀況或前景構成重大不利影響；或就供股而言屬重大不利；或

(ii) 本地、國家或國際間發生任何政治、軍事、金融、經濟或其他性質(不論是否與上述任何情況同類)之事件或變動(不論是否屬於包銷協議日期之前及／或之後發生或持續出現之一連串事件或變動之一部份)，或本地、國家及國際間爆發任何敵對或武裝衝突或衝突升級，或事件足以影響本地證券市場，而包銷商自行認為可能會對本集團整體業務或財務或經營狀況或前景構成重大不利影響，或對供股之成功構成重大不利損害，或令進行供股變為不宜或不智；或

(iii) 本集團整體業務或財務或經營狀況出現任何重大不利變動；或

(b) 市況出現任何重大不利變動(包括但不限於財政或貨幣政策或外匯或貨幣市場之任何變動、證券買賣暫停或受到限制)，而包銷商自行認為可能對供股之成功構成重大不利影響，或令進行供股變為不宜或不智；

(ii) 執行理事授出清洗豁免；

(iii) 每份章程文件之副本及其他有關供股之文件之副本已交予聯交所；

(iv) 每份章程文件之四份印本已於寄發日期或之前交予包銷商，而每份均由兩名董事（或其書面正式授權之代表）簽署證明已獲董事會決議案批准；

(v) 獲得（如必要）百慕達金融管理局批准配發及發行供股股份；

(vi) 香港公司註冊處登記章程文件及章程文件所涉及或附帶之一切其他同意書及文件；

(vii) 章程文件在百慕達公司註冊處存案；

(viii) 向合資格股東寄發每份章程文件印本，另外向除外股東及認股權證持有人寄發印有「僅供參考」字樣之供股章程印本；

(ix) 聯交所上市委員會在符合配發及其他一般條件後批准供股股份上市及買賣，且於截止接納時間並無撤回或撤銷該等上市及批准；

(x) 已向香港、百慕達或其他地區一切相關政府或監管機構與其他有關第三方取得或獲得訂立及執行包銷協議所需或適當之一切必要批准及同意書（如有）；

(xi) 本公司履行其於包銷協議項下之責任；及

(xii) 配售協議之條件達成（惟任何有關包銷協議成為無條件之條件除外）及配售協議完成。

已發行現有股份數目：	於有關公佈日期為275,622,494股股份
供股股份數目：	不少於275,622,494股供股股份（假設並無尚未行使認股權證獲行使）及不多於330,842,256股供股股份（假設全部尚未行使認股權證悉數獲行使） 供股符合上市規則第14A.31(3)(c)條
包銷股份數目：	不少於169,138,094股包銷股份（假設並無尚未行使認股權證獲行使）及不多於203,060,976股包銷股份（假設全部尚未行使認股權證悉數獲行使）。Vigor將包銷之最低及最高供股股份數目（計入Vigor協定承銷之最低106,484,400股供股股份及最高127,781,280股供股股份）分別為169,138,094股及203,060,976股，佔本公司經供股擴大之已發行股本30.68%及本公司經供股及於記錄日期或之前悉數行使尚未行使認股權證擴大之已發行股本30.69%。
佣金：	Vigor不會收取包銷佣金

除本通函第31頁「本公司於有關公佈日期前六個月之股份買賣」一節所披露者外，於截至有關公佈日期止六個月期間，Vigor及與其一致行動人士概無取得本公司任何投票權，亦無買賣股份、認股權證、購股權、衍生工具及／或附有兌換權或認購權之證券。

包銷協議之條件

Vigor於包銷協議項下之責任須待（其中包括）以下先決條件於最後終止時間或之前達成後，方可作實：

(i) 獨立股東在股東特別大會上以投票方式通過批准清洗豁免之決議案；

(2) 視乎根據上文第(1)項原則分配後是否存在足夠額外供股股份，額外供股股份將按合資格股東申請額外供股股份之比例向已申請額外供股股份之合資格股東作出分配，本公司將盡力就將零碎股份補足為一手買賣單位作出分配；及

(3) 根據聯交所之任何進一步規定。

鑒於其他上市公司已採納上述安排及本公司允許不足一手買賣單位之供股股份予以補足，及於其後准許合資格股東按比例申請額外供股股份，董事會認為，是項安排公平合理。

上市申請

本公司將向聯交所上市委員會申請批准未繳股款及繳足股款之供股股份上市及買賣。本公司之證券並無於任何其他證券交易所上市或買賣，亦無尋求或擬尋求批准於任何其他證券交易所上市或買賣。

未繳股款供股股份之買賣預期將以每手4,000股為單位（因股份目前在聯交所之每手買賣單位為1,000股）。買賣供股股份（未繳股款及繳足股款形式）須繳納印花稅、聯交所交易費、交易徵費、投資者賠償徵費或任何其他於香港適用之費用及收費。

不可撤回承諾

於最後可行日期，Vigor合共持有106,484,400股股份，約佔本公司已發行股本38.63%。根據不可撤回承諾，Vigor已不可撤回地向本公司承諾，在供股未予終止之情況下，彼將認購就其所持有之股份將暫定獲配發之供股股份（即106,484,400股供股股份）及其因行使其持有之認股權證而有權獲取之任何其他供股股份（即21,296,880股供股股份），並提交接納書。

包銷協議

日期： 二零零八年十一月二十三日

包銷商： Vigor

暫定配發之基準

於記錄日期營業時間結束時，合資格股東每持有一股現有股份獲發一股供股股份(未繳股款)。

供股股份之地位

供股股份(一經配發、發行及繳足股款)將與當時已發行現有股份在所有方面享有同等權利。繳足股款供股股份之持有人將有權收取配發及發行供股股份日期後所宣派、作出或支付之所有日後股息及分派。

供股股份之股票

待供股條件達成或獲Vigor全部或部份豁免後，所有繳足股款供股股份之股票預期將於二零零九年二月十三日(星期五)前寄發予已繳足股款及接納供股股份之合資格股東，郵誤風險概由彼等承擔。

供股股份之碎股

本公司將不會暫定配發未繳股款供股股份之碎股。本公司會將供股股份之全部碎股集結，而所有集結而成之未繳股款供股股份將於扣除費用後可得收益情況下在市場上出售，所得收益淨額歸本公司所有。任何未售供股股份碎股將可供額外申請認購。

申請額外供股股份

合資格股東有權申請由供股股份之碎股集結而成之任何未出售供股股份及任何暫定配發但未獲合資格股東接納之供股股份，方法是填妥並交回額外供股股份申請表格及連同就所申請之額外供股股份而另行作出之股款。董事會將根據下列原則按公平及均等基準配發額外供股股份：

(1) 認購少於一手買賣單位而董事認為有關申請用於補足所持碎股至完整一手買賣單位之供股股份申請，將獲優先考慮；

認購價

每股供股股份0.40港元，合資格股東須於接納供股項下供股股份之暫定配額或申請額外供股股份，或拒絕任何供股股份之暫定配額或未繳股款供股股份之承讓人申請供股股份時全數支付。

認購價較：

(i) 最後交易日聯交所所報收市價每股股份0.770港元折讓約48.05%；

(ii) 截至及包括最後交易日止五個連續交易日聯交所所報平均收市價每股股份0.792港元折讓約49.49%；

(iii) 截至及包括最後交易日止十個連續交易日聯交所所報平均收市價每股股份0.850港元折讓約52.94%；

(iv) 截至及包括最後交易日止三十個連續交易日聯交所所報平均收市價每股股份0.837港元折讓約52.21%；

(v) 按最後交易日聯交所所報收市價每股股份0.77港元計算之理論除權價每股股份0.585港元折讓約31.62%；

(vi) 二零零七年十二月三十一日之經審核綜合每股股份資產淨值約14.85港元折讓約97.31%；

(vii) 二零零八年六月三十日之未經審核綜合每股股份資產淨值約8.25港元折讓約95.15%；及

(viii) 最後可行日期聯交所所報收市價每股股份0.590港元折讓約32.20%。

認購價乃本公司與Vigor按公平基準及參考現時市況下之股份市價後釐定。鑒於全體股東有權以較市價折讓之價格購買供股股份，董事認為，供股之條款屬公平合理，且符合本集團及全體股東之最佳利益。

認購權悉數獲行使及股份於記錄日期或之前因該等行使而獲配發及發行，則已發行股份數目將增加至330,842,256股股份，根據供股可能發行之供股股份數目將增加至330,842,256股。

合資格股東及除外股東之權利

為符合供股資格，股東須於記錄日期登記成為本公司股東。為於記錄日期名列本公司股東名冊，所有股份過戶文件連同有關股票必須於二零零九年一月十二日星期一下午四時三十分（香港時間）前，送交本公司之股份過戶登記處香港分處：

卓佳登捷時有限公司
香港灣仔皇后大道東28號金鐘匯中心26樓

本公司將向合資格股東寄發章程文件，包括供股章程、暫定配額通知書及額外供股股份申請表格。本公司將僅向除外股東及認股權證持有人寄發供股章程作參考之用。

經審核截至最後可行日期之股東名冊後，本公司發現九名股東地址位於英國、瑞士、馬來西亞、新加坡、德國、科隆、西班牙及泰國。本公司已就向境外股東供股之可行性向其法律顧問作出查詢，據此，董事認為(i)向位於英國、瑞士、馬來西亞、新加坡及泰國之境外股東供股適宜，及(ii)向位於德國、科隆及西班牙之境外股東發售供股並不適宜。因此，若位於英國、瑞士、馬來西亞、新加坡、德國、科隆、西班牙及泰國之境外股東於記錄日期姓名列於本公司股東名冊，則供股不會向登記地址位於德國、科隆及西班牙之3名境外股東（彼等合共持有0.005%已發行股本）發售，及將會向登記地址位於英國、瑞士、馬來西亞、新加坡及泰國之6名境外股東發售。在必要情況下，本公司將就將供股延及於記錄日期之境外股東及除外股東之可行性，向本公司位於其他司法權區之法律顧問作出進一步查詢，並在供股章程內作出有關披露。

暫停辦理股東及認股權證持有人登記手續

本公司將於二零零九年一月十三日（星期二）至二零零九年一月十六日（星期五）（包括首尾兩日）暫停辦理股東及認股權證持有人登記手續。於此期間內，概不登記任何股份及認股權證過戶。

供股

發行統計數字

供股基準：	於記錄日期每持有一股現有股份可獲一股供股股份
已發行現有股份數目：	275,622,494股
供股股份數目：	不少於275,622,494股供股股份（假設並無尚未行使認股權證獲行使）及不多於330,842,256股供股股份（假設全部尚未行使認股權證悉數獲行使）
包銷商：	Vigor
包銷股份數目：	不少於169,138,094股包銷股份（假設並無尚未行使認股權證獲行使）及不多於203,060,976股包銷股份（假設全部尚未行使認股權證悉數獲行使）。Vigor將包銷之最低及最高供股股份數目（計入Vigor協定承銷之最低106,484,400股供股股份及最高127,781,280股供股股份）分別為169,138,094股及203,060,976股，佔本公司經供股擴大之已發行股本30.68%及本公司經供股及於記錄日期或之前悉數行使尚未行使認股權證擴大之已發行股本30.69%。

根據供股，本公司將暫定配發不少於275,622,494股未繳股款供股股份（假設於記錄日期或之前並無認股權證獲行使），佔本公司現有已發行股本100.0%及本公司經發行275,622,494股供股股份擴大之已發行股本50.0%。

根據供股可能配發及發行之供股股份數目將按任何於記錄日期或之前因行使認股權證而可能配發及發行之額外股份之比例增加。於最後可行日期，本公司尚有可賦予其持有人認購55,219,762股股份之尚未行使認股權證。若尚未行使認股權證所附

根據包銷協議，包銷股份將由Vigor按包銷協議所載之條款及條件全數包銷。倘Vigor終止包銷協議（見下文「包銷協議之終止」分節）或供股之條件尚未達成或獲Vigor全部或部份豁免，則供股將不會進行。

於二零零八年十二月一日，本公司宣佈，本公司與配售代理於二零零八年十一月二十三日訂立配售協議，據此，本公司有條件地同意透過配售代理以全數包銷基準向承配人配售最多300,000,000港元可按兑換價兑換為股份之可換股債券。

供股須經執行理事授出清洗豁免，及清洗豁免須經獨立股東在股東特別大會上以投票方式批准。由於供股將令本公司已發行股份增加逾50%，根據上市規則第7.19(6)(a)條，供股須經獨立股東在股東特別大會批准。

建議授出於兑換可換股債券時配發及發行兑換股份之特別授權亦須經股東在股東特別大會上批准。

本公司已成立由勞偉安先生、劉紹基先生及張健先生組成之獨立董事委員會，以考慮供股之條款及清洗豁免，並向獨立股東作出推薦建議。本公司已委任獨立財務顧問，就供股之條款及條件及清洗豁免項下擬進行之交易是否公平合理，向獨立董事委員會提供意見。

本通函旨在進一步向　閣下提供有關（其中包括）(i)供股；(ii)配售；(iii)清洗豁免；(iv)授出配發及發行供股股份及兑換股份之特別授權；(v)獨立董事委員會就供股及清洗豁免致獨立股東之推薦函件；(vi)獨立財務顧問就供股及清洗豁免致獨立董事委員會之意見函件；及(vii)召開股東特別大會之通告詳情。



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:00383)

執行董事:
莊舜而女士*(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事:
勞偉安先生
劉紹基先生
張健先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點:
香港
灣仔
駱克道333號
中國網絡中心47樓

敬啟者:

(1) 建議按於記錄日期每持有一股現有股份可獲一股供股股份之基準
供股發行不少於275,622,494股及不多於330,842,256股
每股0.40港元之供股股份
(2) 根據特別授權配售9%於二零一二年到期之可換股債券
(3) 申請清洗豁免
及
(4) 建議授出發行股份之特別授權

緒言

於二零零八年十二月一日,本公司宣佈,本公司建議以供股形式,按每股供股股份0.40港元之價格,按於記錄日期每持有一股現有股份可獲一股供股股份之基準發行不少於275,622,494股供股股份及不多於330,842,256股供股股份,以籌集不少於約110,248,997.60港元(未扣除費用)。

* *中文名稱僅供識別*

「清洗豁免」	指	根據收購守則第26條豁免附註1，豁免Vigor及與其一致行動人士因包銷協議項下擬進行之交易及不可撤回承諾而須根據收購守則第26條提出收購Vigor或與其一致行動人士未擁有或未同意收購之所有已發行股份之強制全面收購建議責任；
「港元」	指	港元，香港法定貨幣；
「%」	指	百分比。

「證券及期貨條例」	指	證券及期貨條例(香港法例第571章);
「股東特別大會」	指	本公司擬召開之股東特別大會,以考慮並酌情通過供股、配售、清洗豁免及授出特別授權;
「股份」	指	本公司已發行及未發行股本中每股面值0.01港元之普通股;
「股東」	指	股份持有人;
「特別授權」	指	於股東特別大會上擬授予董事配發及發行供股股份及於兌換可換股債券時配發及發行兌換股份之授權;
「聯交所」	指	香港聯合交易所有限公司;
「認購價」	指	每股供股股份0.40港元之認購價;
「收購守則」	指	香港公司收購及合併守則;
「包銷協議」	指	本公司與包銷商於二零零八年十一月二十三日就供股訂立之包銷協議;
「包銷股份」	指	全部供股股份(Vigor協定承銷部份除外),即不少於169,138,094股供股股份及不多於203,060,976股供股股份;
「包銷商」或「Vigor」	指	Vigor Online Offshore Limited,一間於英屬處女群島註冊成立之有限公司,為本公司控股股東,其最終實益擁有人為莊舜而女士及董事為莊舜而女士及王炳忠傘督;
「認股權證」	指	根據股東於二零零八年六月二十六日批准之認股權證文據之條款可於有關認購期間行使之尚未行使認股權證;

「承配人」	指	由配售代理根據配售代理於配售協議項下之責任促使其認購可換股債券之任何機構、公司或獨立個人投資者；
「配售」	指	根據配售協議之條款配售300,000,000港元於二零一二年到期之可換股債券；
「配售代理」	指	新鴻基國際有限公司，一間根據據證券及期貨條例開展第1類（證券交易）及第6類（就機構融資提供意見）活動之持牌法團；
「配售協議」	指	本公司與配售代理就配售於二零零八年十一月二十三日訂立之協議；
「寄發日期」	指	二零零九年一月十九日（星期一）或Vigor與本公司就寄發章程文件可能書面協定之其他日期；
「供股章程」	指	本公司將就供股發出之章程；
「章程文件」	指	供股章程、暫定配額通知書及額外供股股份申請表格；
「合資格股東」	指	於記錄日期營業時間結束時名列本公司股東名冊之股東（除外股東除外）；
「記錄日期」	指	二零零九年一月十六日（星期五），即確定供股配額之記錄日期；
「供股」	指	以認購價按於記錄日期每持有一股現有股份可獲一股供股股份之基準發行不少於275,622,494股供股股份及不多於330,842,256股供股股份；
「供股股份」	指	就供股擬配發及發行之新股份；

「不可撤回承諾」	指	Vigor於二零零八年十一月二十三日就(其中包括)承銷其於供股項下之配額106,484,400股供股股份及因行使其持有認股權證所附認購權而獲配發及發行之任何其他供股股份21,296,880股(分別約佔本公司現有已發行股本之38.63%及7.73%)而發出之不可撤回承諾;
「發行日」	指	可換股債券發行之日期;
「發行價」	指	每份可換股債券0.75港元之發行價;
「最後可行日期」	指	二零零八年十二月二十四日,即本通函付印前確定其中所載若干資料的最後可行日期;
「最後交易日」	指	二零零八年十一月二十一日,即有關公佈日期前一個完整股份交易日;
「截止接納時間」	指	二零零九年二月五日(星期四)(或本公司與包銷商可能書面協定並於章程文件列明該日為接納供股股份、繳納股款及申請額外供股股份之最後時間之其他日期)下午四時正;
「最後終止時間」	指	緊接截止接納時間後第二個營業日下午四時正,即終止包銷協議之最後時間;
「上市規則」	指	聯交所證券上市規則;
「到期日」	指	發行日起計滿三年當日;
「暫定配額通知書」	指	有關供股之暫定配額通知書;

「執行理事」	指	證券及期貨事務監察委員會企業融資部執行理事或其任何授權者；
「除外股東」	指	於記錄日期營業時間結束時名列本公司股東名冊而其登記地址在香港以外之股東，且董事根據法律顧問提供之法律意見認為，根據有關地區之法律限制或當地監管機構或證券交易所之規定，不向該等股東提呈發售供股股份乃屬必要或權宜之舉；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「獨立股東」	指	除於供股、包銷協議及其項下擬進行之交易擁有權益或參與其中之人士以外之股東；
「獨立董事委員會」	指	就根據供股及清洗豁免擬進行之交易向獨立股東提出建議而成立的獨立董事委員會，成員包括獨立非執行董事勞偉安先生、劉紹基先生及張健先生；
「獨立財務顧問」	指	亞洲資產管理有限公司，一間根據證券及期貨條例從事第4類（就證券提供意見）、第6類（就機構融資提供意見）及第9類（提供資產管理）受規管活動之持牌法團；

於本通函內，除文義另有說明外，下列詞彙之相應涵義載於右方：

「有關公佈」	指	本公司於二零零八年十二月一日刊發之公佈；
「聯繫人」	指	具有上市規則所賦予之涵義；
「董事會」	指	董事會；
「營業日」	指	香港銀行開門營業之任何日子（星期六及星期日除外）；
「本公司」	指	中國網絡資本有限公司，一間於百慕達註冊成立之有限公司，其已發行股份在聯交所主板上市；
「公司條例」	指	香港法例第32章公司條例；
「關連人士」	指	具有上市規則所賦予之涵義；
「可換股債券」	指	本金總額為300,000,000港元、於二零一二年到期、發行價為每份可換股債券0.75港元、年息率為9厘之可換股債券；
「兌換期間」	指	發行日至發行日起計滿三年當日止期間（包括到期日）；
「兌換價」	指	每股0.75港元；
「兌換股份」	指	於兌換可換股債券時擬配發及發行之400,000,000股股份；
「董事」	指	本公司董事；
「額外供股股份申請表格」	指	額外供股股份申請表格；

公佈供股之結果 ....二月十二日(星期四)

預期寄發全部或部份未成功申請額外供
股股份之退款支票............................二月十三日(星期五)或之前

預期寄發供股股份之股票........................二月十三日(星期五)或之前

已繳足股款供股股份開始買賣..........................二月十七日(星期二)

於本通函之以上日期或截止時間僅供參考,本公司與Vigor可透過協議更改,由此產生之任何預期時間表更改會另行公佈或以合適方法知會股東。

惡劣天氣對供股股份接納及付款截止時間之影響

倘出現以下情況,則不會落實供股股份接納及付款之截止時間:

(i) 八號或以上之熱帶氣旋警告訊號;或

(ii) 「黑色」暴雨警告訊號:

- 於二零零九年二月五日中午十二時正前之任何當地時間於香港懸掛,並於該日中午十二時正之後解除,則供股股份接納及付款之截止時間將順延至同一營業日下午五時正;或

- 於二零零九年二月五日中午十二時正至下午四時正期間之任何當地時間於香港懸掛,則供股股份接納及付款之截止時間將改期為下一個於上午九時正至下午四時正期間任何時間並無懸掛上述警告訊號之營業日下午四時正。

倘供股股份接納及付款之截止時間並無於二零零九年二月五日落實,則上述預期時間表內所提及之日期可能受到影響。倘發生該情況,本公司將刊發公佈。

供股之預期時間表載列如下：

預期時間表

	二零零九年
買賣附權股份之最後日期	一月八日(星期四)
開始買賣除權股份之首日	一月九日(星期五)
為符合供股資格而遞交股份過戶文件之截止時間	一月十二日(星期一) 下午四時三十分
暫停辦理股份及認股權證過戶	一月十三日(星期二)至 一月十六日(星期五) (包括首尾兩日)
股東特別大會日期	一月十六日(星期五)
記錄日期	一月十六日(星期五)
恢復辦理股份及認股權證過戶	一月十九日(星期一)
寄發日期	一月十九日(星期一)
買賣未繳股款供股股份之首日	一月二十一日(星期三)
分拆未繳股款供股股份之截止時間	一月二十三日(星期五) 下午四時三十分
買賣未繳股款供股股份之最後日期	二月二日(星期一)
截止接納時間	二月五日(星期四) 下午四時正
最後終止時間	二月九日(星期一) 下午四時正

目 錄

此乃要件　請即處理

閣下如對本通函任何方面或對應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下COL Capital Limited（中國網絡資本有限公司*）股份全部售出或轉讓，應立即將本通函送交買方或承讓人、或經手出售或轉讓之股票經紀或其他代理商，以便轉交買方或承讓人。

本通函僅供參考之用，並不構成收購、購買或認購本公司證券之邀請或要約。



COL Capital Limited
中國網絡資本有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：00383）

(1) 建議按於記錄日期每持有一股現有股份可獲一股供股股份之基準供股發行不少於275,622,494股及不多於330,842,256股每股0.40港元之供股股份
(2) 根據特別授權配售9%於二零一二年到期之可換股債券
(3) 申請清洗豁免
及
(4) 建議授出發行股份之特別授權

供股包銷商

VIGOR ONLINE OFFSHORE LIMITED

配售代理



新鴻基金融集團
SUN HUNG KAI FINANCIAL

獨立董事委員會及獨立股東之獨立財務顧問



亞洲資產管理
ASIA INVESTMENT MANAGEMENT

董事會函件載於本通函第9至37頁。獨立董事委員會函件載於本通函第38至39頁。獨立財務顧問就供股及清洗豁免向獨立董事委員會提出建議的函件載於本通函第40至64頁。

股東務必注意，股份乃按除權基準於二零零九年一月九日星期五開始買賣。倘包銷協議遭中止或其任何條件未能達成，則不會進行該等股份買賣。

為符合參與供股資格，所有股份過戶文件連同有關股票，必須於二零零九年一月十二日星期一下午四時三十分（香港時間）前送達本公司過戶處卓佳登捷時有限公司辦理登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

本公司謹定於二零零九年一月十六日星期五上午十時三十分假座香港灣仔謝斐道238號世紀香港酒店大堂低座五號宴會廳，召開股東特別大會（「股東特別大會」），大會通告載於本通函第176至179頁，並隨附股東特別大會之代表委任表格。無論　閣下能否出席股東特別大會，務請將隨附之代表委任表格按其印備之指示填妥，並盡快且無論如何於股東特別大會或其任何續會之指定舉行時間48小時前交回本公司過戶處卓佳登捷時有限公司辦理登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會或其任何續會，並於會上投票。

股東務必注意，倘於最後終止時間下午四時正前，包銷商自行認為：

(a) 供股能否成功進行將受下列事項影響：

(i) 實施任何新法例或規例或現有法例或規例（或其司法詮釋）出現任何變動、或出現其他任何性質事件，而包銷商自行認為可能對本集團整體業務或財務或經營狀況或前景構成重大不利影響，或就供股而言屬重大不利；或

(ii) 本地、國家或國際間發生任何政治、軍事、金融、經濟或其他性質（不論是否與上述任何情況同類）之事件或變動（不論是否屬於包銷協議日期之前及／或之後發生或持續出現之一連串事件或變動之一部份），或本地、國家及國際間爆發任何敵對或武裝衝突或衝突升級，或事件足以影響本地證券市場，而包銷商自行認為可能會對本集團整體業務或財務或經營狀況或前景構成重大不利影響、或對供股之成功構成重大不利損害，或令進行供股變為不宜或不智；或

(iii) 本集團整體業務或財務或經營狀況出現任何重大不利變動；或

(b) 市況出現任何重大不利變動（包括但不限於財政或貨幣政策或外匯或貨幣市場之任何變動、證券買賣暫停或受到限制），而包銷商自行認為可能對供股之成功構成重大不利影響，或令進行供股變為不宜或不智：

包銷商可於最後終止時間前向本公司發出書面通知終止包銷協議。

若於最後終止時間之前出現以下事項，則包銷商可於最後終止時間前向本公司發出書面通知終止包銷協議：

(a) 包銷商得悉包銷協議所載之任何保證或承諾出現任何重大違反；或

(b) 於包銷協議日期後惟於最後終止時間前出現或發生任何事件或事宜，而若該等事件或事宜於包銷協議日期前出現或發生，則會導致包銷協議所載之任何保證在重大方面變得失實或不正確。

二零零八年十二月三十一日

* *中文名稱僅供識別*